     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2007

                                             1933 ACT REGISTRATION NO.
                                             1940 ACT REGISTRATION NO. 811-08559
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1940
                                AMENDMENT NO. 54

                    LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                            VARIABLE LIFE ACCOUNT M

                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                              (NAME OF DEPOSITOR)


               100 Madison Street, Suite 1860, Syracuse, NY 13202
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)


               Depositor's Telephone Number, including Area Code

                                 (315) 428-8400


       Robert O. Sheppard, Esquire                      COPY TO:
Lincoln Life & Annuity Company of New York   Frederick C. Tedeschi, Esquire
      100 Madison Street, Suite 1860           The Lincoln National Life
            Syracuse NY 13202                      Insurance Company
 (NAME AND ADDRESS OF AGENT FOR SERVICE)           One Granite Place
                                                   Concord, NH 03301



           Approximate date of proposed public offering: April 2, 2007

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6


ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
- -------------------            ----------------------
  1                            Cover Page Highlights

  2                            Cover Page

  3                            *

  4                            Distribution of Policies

  5                            LLANY, the Separate Account and the General
                               Account

  6(a)                         LLANY, the Separate Account and the General
                               Account

  6(b)                         *

  9                            Legal Proceedings

  10(a)-(c)                    Right-to-Examine Period; Surrenders; Accumulation
                               Value; Reports to Policy Owners

  10(d)                        Right to Exchange the Policy; Policy Loans;
                               Surrenders; Allocation of Net Premium Payments

  10(e)                        Lapse and Reinstatement

  10(f)                        Voting Rights

  10(g)-(h)                    Substitution of Securities

  10(i)                        Premium Payments; Transfers; Death Benefits;
                               Payment of Death Benefit Proceeds; Policy Values;
                               Settlement Options

  11                           The Funds

  12                           The Funds

  13                           Charges; Fees

  14                           Issuance

  15                           Premium Payments; Transfers

  16                           LLANY, the Separate Account and the General
                               Account

  17                           Surrenders

  18                           LLANY, the Separate Account and the General
                               Account

  19                           Reports to Policy Owners

  20                           *

  21                           Policy Loans

  22                           *

  23                           LLANY, the Separate Account and the General
                               Account

  24                           Incontestability; Suicide; Misstatement of Age or
                               Gender

  25                           Information about LLANY and the Separate Account

  26                           Fund Participation Agreements

  27                           LLANY, the Separate Account and the General
                               Account

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
- -------------------            ----------------------
  28                           Directors and Officers of Lincoln Life

  29                           LLANY, the Separate Account and the General
                               Account

  30                           *

  31                           *

  32                           *

  33                           *

  34                           *

  35                           *

  37                           *

  38                           Distribution of Policies

  39                           Distribution of Policies

  40                           *

  41(a)                        Distribution of Policies

  42                           *

  43                           *

  44                           The Funds; Premium Payments

  45                           *

  46                           Surrenders

  47                           LLANY, the Separate Account and the General
                               Account; Surrenders, Transfers

  48                           *

  49                           *

  50                           LLANY, the Separate Account and the General
                               Account

  51 Cover Page; Highlights; Premium Payments; Right to Exchange the Policy

  52                           Substitution of Securities

  53                           Tax Matters

  54                           *

  55                           *


* Not Applicable

                 Lincoln Life and Annuity Company of New York


        Lincoln Life & Annuity Flexible Premium Variable Life Account M


                          Supplement to Prospectus
                               April 2, 2007

Merger
On April 2, 2007, Lincoln Life & Annuity Company of New York ("former Lincoln New York") was merged with and into Jefferson Pilot LifeAmerica Insurance Company, a New Jersey domiciled insurance company (the "Merger"). Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana. Simultaneously with the merger, the New York and New Jersey insurance departments approved a redomestication of Jefferson Pilot LifeAmerica Insurance Company from New Jersey to New York as well as a change of the company's name from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York ("new Lincoln New York").

Transfer of Lincoln Life & Annuity Flexible Premium Variable Life Account M As a part of the merger of the two insurance companies, Lincoln Life & Annuity Flexible Premium Variable Life Account M was transferred intact from the former Lincoln New York to the new Lincoln New York (the "Transfer").
The assets and liabilities of the separate account immediately prior to the Merger remains intact and legally separate from any other business of the new Lincoln New York. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer.

As a result of the Merger and the Transfer, your prospectus is amended as follows:

1. All references to Lincoln Life & Annuity Company of New York (Lincoln New York, we, us, and our) refer to the new Lincoln New York unless the former Lincoln Life & Annuity Company of New York is specifically referenced. All references to Lincoln Life & Annuity Flexible Premium Variable Life Account M or to the Separate Account refer to Lincoln Life & Annuity Flexible Premium Variable Life Account M following its intact transfer to the new Lincoln New York.

2. The section entitled Financial Statements is replaced in its entirety with the following:

The financial statements of the Separate Account, the former Lincoln New York, and the former Jefferson Pilot LifeAmerica Insurance Company, as well as supplemental financial statements of new Lincoln New York reflecting the merger of the two insurance companies are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of the prospectus to the address shown there, or call 1-800-444-2363.

            Please retain this supplement for future reference.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK:
         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
      LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT Y


                       SUPPLEMENT DATED FEBRUARY 17, 2003


        TO THE PROSPECTUSES DATED MAY 1, 2002 AND LATER FOR THE PRODUCTS:

                           CV     CV       CV        DB     DB
                 VUL-I, VUL  , VUL  II, VUL  III, VUL  , VUL  II
                            SVUL, SVULII AND SVULIII


Please review this Client Directed Monthly Deduction supplement carefully, because it contains new information not in the Prospectuses. It references and amends a specific section of the Prospectus. Keep this supplement with your Prospectus.

The following amends the description of the "Deductions Made Monthly" or "Monthly Deductions" section of CHARGES AND FEES:

We make various deductions monthly. The monthly deductions, including the cost of insurance charge and charges for supplemental riders or benefits, if any, may be deducted in two ways:

     1) Proportionately from the net accumulation value of each underlying investment option subject to the charge.

     2) From the net accumulation value of specific funds which you have designated.

If you have selected designated funds, and in a given month there is not sufficient value in those funds to cover the monthly deduction, we will take the remaining monthly deduction pro-rata from the rest of the funds in your policy that have value.

If you have not selected designated funds, the monthly deductions will be taken pro-rata from all of the funds in your policy that have value.

You may select or change designated funds at any time prior to a monthly anniversary day by contacting our Administrative Office.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK:
         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
      LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                          SUPPLEMENT DATED MAY 1, 2004
                        TO THE PROSPECTUSES FOR PRODUCTS:
                          VUL(CV), SVUL

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following funds have been added as investment options and the following information should be added to the "Funds" section of the Prospectus:

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., advised by American Century Investment Management, Inc.

     INFLATION PROTECTION FUND (CLASS I): Inflation protection.

AMERICAN FUNDS INSURANCE SERIES

     GLOBAL GROWTH FUND (CLASS 2): Long-term growth.

DELAWARE VIP TRUST

     DIVERSIFIED INCOME SERIES (STANDARD CLASS): Total return. Subadvised by Delaware International Advisers, Ltd.

     *EMERGING MARKETS SERIES (STANDARD CLASS): Capital appreciation. Advised by Delaware International Advisers



FUND EXPENSES: The following information is added to the "Portfolio Expense Table" in your product prospectus.

                                                                                            TOTAL
                                                                                            ANNUAL                      TOTAL FUND
                                                                                             FUND                        OPERATING
                                                                                           OPERATING                     EXPENSES
                                                                                           EXPENSES         TOTAL          WITH
                                                                                            WITHOUT        WAIVERS        WAIVERS
                                               MANAGEMENT       12(b)1       OTHER         WAIVERS OR        AND            AND
                FUND                             FEES(1)          FEE       EXPENSES       REDUCTIONS     REDUCTIONS    REDUCTIONS
- ---------------------------------------------  ----------       ------      --------       ----------     ----------    ----------
American Century Inflation Protection Fund -
Class I                                           0.50%           N/A         0.01%           0.51%          N/A           0.51%
American Funds Global Growth Fund -
Class 2                                           0.66%          0.25%        0.04%           0.95%          N/A           0.95%
Delaware Diversified Income Series -
Standard Class (+)                                0.65%           N/A         0.94%           1.59%        (0.79%)         0.80%
*Delaware Emerging Markets Series -
Standard Class (++)                               1.25%           N/A         0.33%           1.58%        (0.08%)         1.50%

* DEPENDING ON WHEN YOUR POLICY WAS ISSUED, YOUR POLICY MAY ALREADY OFFER THIS FUND AS AN INVESTMENT OPTION.

SUPP-04.04                                            GW S-6 NY

(+) The investment advisor for the Delaware VIP Diversified Income Series is Delaware Management Company ("DMC"). Since inception through April 30, 2004, the advisor contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Without such an arrangement, the total operating expense for the Series would have been 1.59% for the fiscal year 2003. Effective May 1, 2004 through April 30, 2005, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million, all per year.

(++) The investment advisor for the Delaware VIP Emerging Markets Series is Delaware International Advisers Ltd. ("DIAL"). For the period May 1, 2002 through April 30, 2004, the advisor contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 1.50%. Without such an arrangement, the total operating expense for the Series would have been 1.58% for the fiscal year 2003. Effective May 1, 2004 through April 30, 2005, DIAL has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) will not exceed 1.50%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 1.25% on the first $500 million, 1.20% on the next $500 million, 1.15% on the next $1,500 million, 1.10% on assets in excess of $2,500 million, all per year.

                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK:
        LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
          LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE
          LLANY SEPARATE ACCOUNT S FOR FLEXIBLE PREMIUM VARIABLE LIFE



                         SUPPLEMENT DATED JUNE 25, 2004
                TO THE PROSPECTUSES FOR THE FOLLOWING PRODUCTS:

   VUL(CV), VUL(CV)-II, VUL(CV)-III, VUL(DB), VUL(DB)-II, VUL(FLEX), VUL(ONE),
                            SVUL, SVUL-II, SVUL-III,
                            CVUL SERIES III AND LCV4




The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.


         Effective July 30, 2004, all references to "Delaware Large Cap Value Series" are replaced with "Delaware Value Series". All references to the fund's investment objective are replaced with "long-term capital appreciation".















SUPP-04.16

                   Lincoln Life & Annuity Company of New York:
         Lincoln Life & Annuity Flexible Premium Variable Life Account M
      LLANY Separate Account R for Flexible Premium Variable Life Insurance

                          Supplement Dated May 1, 2005
                        To the Prospectuses for Products:
                                   VULCV, SVUL

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following funds have been added as investment options and will be available as of May 16, 2005. The following information should be added to the "Funds" section of the Prospectus:

Lincoln Variable Insurance Products Trust, advised by Delaware Management
Company

         Aggressive Profile Fund (Standard Class): Capital appreciation. (Subadvised by Wilshire Associates Incorporated)

         Conservative Profile Fund (Standard Class): Current income. (Subadvised by Wilshire Associates Incorporated)

         Moderate Profile Fund (Standard Class): Total return.
         (Subadvised by Wilshire Associates Incorporated)

         Moderately Aggressive Profile Fund (Standard Class): Growth and income. (Subadvised by Wilshire Associates Incorporated)

Fund Expenses: The following information is added to the "Portfolio Expense Table" in your product prospectus.

                                                                                          Total
                                                                                          Annual                        Total Fund
                                                                                           Fund                         operating
                                                                                        Operating                        expenses
                                                                                         Expenses          Total           with
                                                                                         Without          waivers        waivers
                                              Management      12(b)1        Other       waivers or          and            and
                Fund                            Fees(1)         Fee       Expenses      reductions      reductions      reductions
                ----                            -------         ---       --------      ----------      ----------      ----------
Aggressive Profile Fund -
 Standard Class (+) ......................       0.25%          N/A         1.67%          1.92%          (0.73%)          1.19%
Conservative Profile Fund -
 Standard Class (+) ......................       0.25%          N/A         2.27%          2.52%          (1.53%)          0.99%
Moderate Profile Fund -
 Standard Class (+) ......................       0.25%          N/A         1.55%          1.80%          (0.74%)          1.06%
Moderately Aggressive Profile
 Fund - Standard Class (+) ...............       0.25%          N/A         1.36%          1.61%          (0.47%)          1.14%


SUPP-05.04                                                    GW S-6 -- Funds NY

(+) The Other Expenses are based on estimates for the current fiscal year. Other Expenses reflects the expenses of the underlying funds invested in by the Lincoln Profile Funds (Conservative 0.69%; Moderately Aggressive 0.84%; Moderate 0.76%; Aggressive 0.89%) as well as the expenses of the particular Profile Fund (Conservative 1.58%; Moderately Aggressive 0.52%; Moderate 0.76%; Aggressive 0.89%). Lincoln Life has contractually agreed to reimburse each Profile Fund to the extent that the Total Expenses (excluding the underlying fund fees and expenses) exceed 0.30%. The agreement will continue at least through September 1, 2006 and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the fund. Underlying fund fees and expenses are incurred indirectly by each Profile Fund as a result of investment in shares of one or more underlying funds. These expenses are estimated based on the target allocation among the underlying funds and are provided to show you an estimate of the expenses attributable to each Profile Fund. Each Profile Fund's expense ratio will vary based on the actual allocation to the underlying funds.

The following replaces the section titled Limits on Frequent Transfers:

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders. We discourage frequent transfers, and we accommodate frequent transfers only if we lack a contractual basis to refuse those transfer requests.

We discourage frequent trading by assessing transfer charges and enforcing limitations on transfers to the extent allowed by the policies as described in the Transfers section and Transaction Fee Table of the prospectus. We apply these limitations uniformly to all policy owners. If, however, we are unable to prevent market timing, certain policy owners may engage in market timing activity which is harmful to other policy owners. That harm may include the dilution of the value of fund shares and increased expenses which negatively impact investment returns as described above.

The funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. Policy owners and other persons with interests under the policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the funds.

In our sole discretion, we may impose revised Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We will apply these revised Market Timing Procedures uniformly to all policy owners. In addition, we may impose other procedures or restrictions as required by law or court order, or to comply with state or federal regulatory requirements. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.


SUPP-05.04                                                     GW S-6 - Funds NY

                       LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

         Lincoln Life & Annuity Flexible Premium Variable Life Account M
      LLANY Separate Account R for Flexible Premium Variable Life Insurance
         Lincoln Life & Annuity Flexible Premium Variable Life Account Y



                        Supplement Dated October 25, 2005

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.


The following paragraph should be added to the section titled LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT:

On October 9, 2005, Lincoln National Corporation, the parent company of Lincoln Life, entered into a merger agreement with a wholly owned acquisition subsidiary ("LNC acquisition subsidiary") and Jefferson-Pilot Corporation ("Jefferson-Pilot"), each a North Carolina corporation. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Jefferson-Pilot will merge with and into the LNC acquisition subsidiary, with the LNC acquisition subsidiary continuing as the surviving corporation and a direct wholly owned subsidiary of LNC. More information about the merger agreement as well as a copy of the merger agreement can be found in the Form 8-K filed by LNC with the Securities and Exchange Commission on October 11, 2005. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information will not change upon completion of this merger.


The following replaces the section titled Distribution of the Policies and
Compensation:

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. Broker-dealer firms distributing the policy enter into selling agreements with the Company. One of the broker-dealer firms with a selling agreement is Lincoln Financial Advisors Corporation ("LFA"), also an affiliate. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Broker-dealer firms may elect to share this compensation with their registered representatives. Additionally, we may pay the broker-dealer additional compensation on first year premiums and all additional premiums and/or provide reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in NASD conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

We may pay broker-dealers or their affiliates additional amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives;
(2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. We may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln Life. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.




                                                                      SUPP-05.23

                                  PROSPECTUS 1

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE
ACCOUNT M


HOME OFFICE LOCATION:             ADMINISTRATIVE OFFICE:
100 MADISON STREET                PERSONAL SERVICE CENTER - MVLI
SUITE 1860                        350 CHURCH STREET
SYRACUSE, NY 13202                HARTFORD, CT 06103-1106
(888) 223-1860                    (800) 444-2363


--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This Prospectus describes VUL-I, a flexible premium variable life insurance contract (the "Policy"), offered by Lincoln Life & Annuity Company of New York ("LLANY", "we", "our" or "us").

    The Policy features include: flexible premium payments; a choice of one of two death benefit options; a choice of underlying investment options.


    It may not be advantageous to replace existing insurance or an annuity contract or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.


    The Policy described in this prospectus is available only in New York.


    You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account M ("Separate Account"). Each Sub-Account invests in Funds Offered through the following:



                - AIM VARIABLE INSURANCE FUNDS



                - DELAWARE VIP TRUST (FORMERLY DELAWARE GROUP PREMIUM FUND)



                - FIDELITY VARIABLE INSURANCE PRODUCTS



                - FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST



                - LINCOLN NATIONAL FUNDS



                - MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST



                - OCC ACCUMULATION TRUST



                - SCUDDER VIT FUNDS (FORMERLY DEUTSCHE ASSET MANAGEMENT VIT
                  FUNDS TRUST)



Refer to "The Funds" section in this Prospectus for detail on the particular Funds offered in each Sub-Account.


TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPOVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.


                         PROSPECTUS DATED: MAY 1, 2002

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Highlights............................       3
  Initial Choices to be Made..........       3
  Level or Varying Death Benefit......       3
  Amount of Premium Payment...........       4
  Selection of Funding Vehicles.......       4
  Insurance Charges and Fees..........       5
  Changes in Specified Amount.........       6
LLANY, the Separate Account and
 The General Account..................       6
Buying Variable Life Insurance........       7
  Replacements........................       9
The Funds.............................       9
  Substitution of Securities..........      11
  Voting Rights.......................      12
  Fund Participation Agreements.......      12
Death Benefit.........................      12
    Death Benefit Options.............      12
    Changes in Death Benefit Option...      13
    Guaranteed Death Benefit
     Provision........................      13
    Payment of Death Benefit..........      14
    Changes in Specified Amount.......      14
Premium Payments; Transfers...........      15
    Premium Payments..................      15
    Allocation of Net Premium
     Payments.........................      16
    Transfers.........................      17
    Limits on Frequent Transfers......      17
    Optional Sub-Account Allocation
     Programs.........................      18
      Dollar Cost Averaging...........      18
      Automatic Rebalancing...........      18
Charges; Fees.........................      19
    Premium Charge....................      19
    Monthly Deductions................      19
    Transaction Fee for Excess
     Transfers........................      19
    Mortality and Expense Risk
     Charge...........................      20
    Fund Expenses.....................      20
    Surrender Charge..................      22
    Reduction of Charges--
     Purchases on a Case Basis........      22
Policy Values.........................      23
    Valuation -- Fixed Account and
     Separate Account.................      23
    Allocation of Premium Payments to
     Separate Account.................      23
    Fixed Account and Loan Account
     Value............................      24
    Accumulation Value................      24
    Net Accumulation Value............      24
Surrenders............................      25
    Surrender Value...................      25
    Partial Surrenders................      25
    Full Surrenders...................      25
    Deferral of Payment and
     Transfers........................      26
Lapse and Reinstatement...............      26
    Lapse of a Policy; Effect of
     Guaranteed Death Benefit
     Provision........................      26



    Reinstatement of a Lapsed
     Policy...........................      27
                                          PAGE
                                          ----
COMMUNICATIONS WITH LLANY.............      27
    Proper Written Form...............      27
    Receipt of Written
     Communications...................      27
    Telephone and Other Electronic
     Communications...................      28
Policy Loans..........................      28
Settlement Options....................      29
Other Policy Provisions...............      29
    Issuance..........................      29
    Effective Date of Coverage........      30
    Short-Term Right to Cancel the
     Policy...........................      30
    Policy Owner......................      30
    Beneficiary.......................      30
    Assignment........................      30
    Right to Exchange for a Fixed
     Benefit Policy...................      31
    Incontestability..................      31
    Misstatement of Age or Sex........      31
    Suicide...........................      32
    Nonparticipating Policies.........      32
    Riders............................      32
Tax Issues............................      32
    Taxation of Life Insurance
     Contracts in General.............      32
    Policies Which Are MECS...........      33
    Policies Which Are Not MECS.......      34
    Other Considerations..............      35
    Tax Status of LLANY...............      36
Other Matters.........................      36
    Directors and Officers of LLANY...      36
    Distribution of Policies..........      38
    Changes of Investment Policy......      39
    State Regulation..................      39
    Reports to Policy Owners..........      39
    Advertising.......................      39
    Legal Proceedings.................      40
    Experts...........................      40
    Registration Statement............      40
Appendix 1............................      41
    Corridor Percentages..............      41
Appendix 2............................      42
    Guaranteed Maximum Cost of
     Insurance Rates..................      42
Appendix 3............................      43
    Illustration of Surrender
     Charges..........................      43
Appendix 4............................      45
    Illustration of Accumulation
     Values, Surrender Values, and
     Death Benefit Proceeds...........      45
Financial Statements
    Separate Account..................     M-1
    Lincoln Life & Annuity Company of
     New York.........................     S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy under which flexible premium payments are permitted and the Death Benefit and Policy values may vary with the investment performance of the funding option(s) selected. Its value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.


                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the Death Benefit amount depend on the investment results of the funding options you select. Review this Prospectus and Funds Prospectus to achieve a clear understanding of any fund you are considering.


                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies also provide values that vary in accordance with the investment experience of a separate account of LLANY.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. LLANY reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the two Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.

                    LEVEL OR VARYING DEATH BENEFIT

                    The Death Benefit is the amount LLANY pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the Death Benefit payable as of the date on which the Insured died.

                    When you purchase your Policy, you must choose one of two Death Benefit Options:

                    1) a level death benefit; or
                    2) a varying death benefit.

                    If you choose the level Death Benefit Option, the Death Benefit will be the greater of:

                    1) the "Specified Amount" (as explained in the Death
                       Benefits Section), which is the amount of the death benefit in effect for the Policy when the Insured died (The Specified Amount may be found on the Policy's Specification Page.); or
                    2) the "Corridor Death Benefit" (as explained in the Death
                       Benefits Section), which is the Death Benefit calculated as a percentage of the Accumulation Value.

                    If you choose the varying Death Benefit Option, the Death Benefit will be the greater of:

                    1) the Specified Amount plus the "Net Accumulation Value"
                       (as explained in the Policy Values Section) when the Insured died. The Net Accumulation Value is the total of the balances in the Fixed Account, and the Separate Account minus any outstanding Loan Account amounts; or

                    2) the Corridor Death Benefit. See page 12.


                    This policy contains a Guaranteed Initial Death Benefit Premium. This means that the Death Benefit will not be lower than the Initial Specified Amount regardless of the gains or losses of the Funds you select as long as you pay that Premium. Therefore, the Initial Death Benefit under your Policy would be guaranteed for five years even though your Net Accumulation Value is insufficient to pay your current Monthly Deductions.

                    If you have borrowed against your Policy or surrendered a portion of your Policy, your Initial Death Benefit will be reduced by the Loan Account balance and any surrendered amount.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 15.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 19) increase as the Insured gets older.


                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. See page 27.



                    When you first receive your Policy you will have 10 days to look it over, unless state law requires a greater time. This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. During this period your Initial Premium Payment will be deposited in the Fixed Account. If you then decide you do not want your Policy, we will return all Premium Payments with no interest paid. See page 30.


                    SELECTION OF FUNDING VEHICLES

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the contract. If you put money into the variable funding options, you assume all the investment risk on that money. This means that if the mutual fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If those funds lose value, so does your Policy. Each fund has its own investment objective. You should review each fund's Prospectus before making your decision.


                    You must choose the Fund(s) in which you want to place each Net Premium Payment. The Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. You may also choose to place your Net Premium Payment or part of it into the Fixed Account. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 9.


                    You may also use LLANY's Fixed Account to fund your Policy. Net Premium payments put into the Fixed Account:

                - become part of LLANY's General Account;
                - do not share the investment experience of the Separate
                  Account; and
                - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at LLANY's discretion. For additional information on the Fixed Account, see page 7.


                    INSURANCE CHARGES AND FEES


                    LLANY may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    We deduct a premium charge of 5% from each Premium Payment. We make Monthly deductions for administrative expenses (currently, $15 per month for the first Policy Year and $5 per month afterwards, guaranteed not to exceed $7.50 after the first Policy Year) along with the Cost of Insurance and any riders that are placed on your Policy. We make daily charges against the Separate Account for mortality and expense risk. This charge is currently at an annual rate of .80% for Policy Years 1-12, 0.55% for Policy Year 13 and beyond. The charge is guaranteed not to exceed .90% per year through Policy Year 12 and .65% in Policy Years 13 and beyond.

                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 20 shows you current expense levels for each Fund.

                    Each Policy Year you may make 12 transfers between funding options without charge. Beyond 12, a $25 fee may apply.


                    The Surrender Charge is the amount retained by us if the Policy is surrendered. We charge you 2% of the amount withdrawn, up to a maximum of $25, each time you request a partial surrender of your Policy. If you totally surrender your Policy within the first 10 years, a Surrender Charge will be deducted in computing what will be paid you. If you surrender your Policy within the first 10 years after an increase in the Specified Amount, a Surrender Charge will also be imposed in addition to any existing Surrender Charges. The maximum Surrender Charge will never exceed $54.00 per $1,000 of Specified Account. See page 22.



                    You may borrow within described limits against your Policy. If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual interest rate is 8%. LLANY will credit interest on the Loan Account Value. For the first ten Policy Years, interest will be credited at a current annual rate equal to the interest rate charged minus 1%, guaranteed not to exceed 2%. For Policy Years eleven and beyond, the credited annual rate will be equal to the interest rate charged minus .25%, guaranteed not to exceed 1%. See page 28.



                    Depending on the amount of premium you pay, there may be little, or no, cash value in your Policy to borrow or surrender in the early years.

                    Charges and fees may be reduced in some circumstances where Policies are purchased by corporations and other groups or sponsoring organizations on a case basis. See page 22.

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount is chosen by the Policy Owner and is initially equal to the Death Benefit.


                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. Such changes will affect other aspects of your Policy. See page 14.



                    If your needs should call for you to increase or decrease your Specified Amount at any time, discuss with your financial adviser the appropriateness of this action and of buying the additional coverage in another type of insurance.


LLANY, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT


                    LLANY is a life insurance company founded in New York on June 6, 1996. LLANY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life, an Indiana corporation, is owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.


                    Lincoln Life & Annuity Flexible Premium Variable Life Account M ("Account M") is a "separate account" of the company established pursuant to a resolution of the Board of Directors of LLANY. Under New York law, the assets of Account M attributable to the Policies, though our property, are not chargeable with liabilities of any other business of LLANY and are available first to satisfy our obligations under the Policies. Account M income, gains, and losses are credited to or charged against Account M without regard to our other income, gains, or losses. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account M's or LLANY's management, investment practices, or policies. We have other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                    Account M is divided into Sub-Accounts, each of which is invested solely in the shares of one of the mutual funds available as funding vehicles under the Policies. On each Valuation Day (any day on which the New York Stock Exchange is open), Net Premium Payments allocated to Account M will be invested in Fund shares at net asset value, and monies to pay for deductions, charges, transfers and surrenders from Account M are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve, are described in "The Funds". More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to those of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and to compliance with regulatory requirements, if, in our sole discretion legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of LLANY's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.


                    We have assigned full-time staff devoted to the development of Business Continuity Plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We will conduct tests of our capabilities and plans.



                    In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a Policyholder's account. This means we could refuse to honor requests for transfer, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Policyholder, and held in that account until instructions are received from the appropriate Regulator.


BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages. A parent or grandparent may find a policy on the life of a child or grandchild a useful gifting opportunity over a period of years and the basis of an investment program for the donee. A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. The Guaranteed Death Benefit Provision, if elected, may help to assure a death benefit even if investment results are unfavorable.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of fund options available, it is possible to fine tune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owner. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see "Tax Issues"), an owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see "Death Benefit"). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs), as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 4) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS




                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy or annuity contract, an applicant should consider a number of factors to determine whether doing so is in his or her best interest. Will any commission be paid to an agent or any other person with respect to the replacement? Is coverage and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. How much of the surrender charge period under your old policy has elapsed? (Your Policy with us will have a new surrender charge period.) Will the surrender charges under this Policy be lower or higher than under the old Policy? The insurance risk under your Policy with us will not start until the prior policy has been deemed surrendered. If you buy this Policy you should consider these and similar matters before deciding to replace this Policy or to withdraw funds from it.


THE FUNDS

                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of one of the trusts or corporations listed below. A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.


                    The portfolios, their investment advisers and objectives, and the Funds within each that are available under the Policies listed below. Additional information is available in each Funds prospectus.



                    AIM VARIABLE INSURANCE FUNDS is advised by A I M Advisors, Inc.



                        AIM V.I. CAPITAL APPRECIATION FUND (SERIES I): Seeks growth of capital.



                        AIM V.I. DIVERSIFIED INCOME FUND (SERIES I): Seeks to achieve a high level of current income.



                        AIM V.I. GROWTH FUND (SERIES I): Seeks growth of capital.



                        AIM V.I. PREMIER EQUITY FUND (SERIES I) (FORMERLY AIM V.I. VALUE FUND): Seeks to achieve long-term growth of capital. Income is a secondary objective.



                    DELAWARE VIP TRUST (FORMERLY DELAWARE GROUP PREMIUM FUND) is advised by Delaware International Advisers, Ltd. for the Emerging Markets Series, and Delaware Management Company for all of the other Series.



                        EMERGING MARKETS SERIES (STANDARD CLASS): Seeks long-term capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in investments of emerging market issuers.



                        SMALL CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation by investing primarily in stocks of companies whose market values appear low relative to underlying value or future earnings and growth potential. Under normal circumstances, at least 80% of the Series' net assets will be in investments of small cap companies.

                        TREND SERIES (STANDARD CLASS): Seeks long-term capital appreciationby investing primarily in stocks of small growth oriented or emerging companies that, in the management team's view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth.



                    FIDELITY VARIABLE INSURANCE PRODUCTS is advised by Fidelity Management and Research Company.



                        ASSET MANAGER PORTFOLIO (INITIAL CLASS): Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and money market instruments.



                        EQUITY-INCOME PORTFOLIO (INITIAL CLASS): Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500).



                        INVESTMENT GRADE BOND PORTFOLIO (INITIAL CLASS): Seeks as high a level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment-grade bonds.



                    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST is advised by Templeton Investment Counsel, LLC for the Templeton Global Asset Allocation Fund and Foreign Securities Fund, and Templeton Global Advisors Limited for the Templeton Growth Securities Fund.



                        TEMPLETON FOREIGN SECURITIES FUND (CLASS 1) (FORMERLY TEMPLETON INTERNATIONAL SECURITIES FUND): Seeks long-term capital growth. Invests primarily in stocks of companies outside the United States, including those in emerging markets.



                        TEMPLETON GLOBAL ASSET ALLOCATION FUND (CLASS 1) (FORMERLY TEMPLETON ASSET STRATEGY FUND): Seeks high total return. Invests primarily in stocks of companies in any nation, bonds of companies and governments of any nation, and money markets. May also invest in high yield, lower-rated bonds.



                        TEMPLETON GROWTH SECURITIES FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in stocks of companies of any nations, including those in the U.S. and emerging markets.



                    LINCOLN NATIONAL FUNDS (LN) are advised by Delaware Management Company.



                        LN MONEY MARKET FUND, INC.: Seeks maximum current income consistent with the preservation of capital. The fund invests in high quality, short-term obligations issued by U.S. corporations, the U.S. Government, and federally chartered banks and U.S. branches of foreign banks.



                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST is advised by Massachusetts Financial Services Company.



                        EMERGING GROWTH SERIES (INITIAL CLASS): Seeks to provide long-term growth of capital.



                        TOTAL RETURN SERIES (INITIAL CLASS): Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.



                        UTILITIES SERIES (INITIAL CLASS): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

                    OCC ACCUMULATION TRUST is advised by OpCap Advisors.



                        GLOBAL EQUITY PORTFOLIO: Seeks long-term capital appreciation through a global investment strategy primarily involving equity securities.



                        MANAGED PORTFOLIO: Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.



                    SCUDDER VIT FUNDS TRUST (FORMERLY DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST) is advised by Deutsche Asset
                    Management, Inc.



                        EQUITY 500 INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Price Index (S&P 500 Index), which emphasizes stocks of large U. S. companies.



                    Several of the portfolios may invest in non-investment grade, high yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund prospectuses. Also, take note that during extended periods of low interest rates the yields of Money Market sub-accounts may become extremely low, and possibly negative. Please review the Funds prospectuses carefully.


                    There is no assurance that the investment objective of any of the Funds will be met. A Policy Owner bears the complete investment risk for Accumulation Values allocated to a Sub-Account. Each of the Sub-Accounts involves inherent investment risk, and such risk varies significantly among the Sub-Accounts. Policy Owners should read each Fund's prospectus carefully and understand the Funds' relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as investments to underlie the Policies. However, the right to make such selections will be limited by the terms and conditions imposed on such transactions by LLANY (See "Premium Payments"). LLANY may make these changes (including substitutions) for some or all classes of policyholders.

                    Required premium levels will vary based on market performance. In a prolonged market downturn, affecting all Sub-Accounts, additional Premium Payments may be necessary to maintain the level of coverage or to avoid lapsing of the Policy. Review of periodic contract statements is strongly suggested to determine appropriate premium requirements.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account, or if, in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion; we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission. Substitute funds may have higher charges than the funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. We may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    In accordance with its view of present applicable law, LLANY will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Trust in accordance with written instructions received from persons having the voting interest in the Separate Account. LLANY will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Trusts do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Trust. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    To determine how many votes each policy owner is entitled to direct with respect to a Fund, first we will calculate the dollar amount of your account value attributable to that Fund. Second, we will divide that amount by $100.00. The result is the number of votes you may direct.

                    The Funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies issued through separate accounts of LLANY and other life insurance companies. The Trusts do not foresee any disadvantage to Policy Owners arising out of the fact that shares may be made available to separate accounts which are used in connection with both variable annuity and variable life insurance products. Nevertheless, the Trusts' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force a Fund to sell portfolio securities at disadvantageous prices.

                    FUND PARTICIPATION AGREEMENTS


                    In order to make the Funds available, LLANY has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, LLANY must perform certain administrative services for the Fund advisors or distributors. For these administrative functions, LLANY may be compensated by the Fund at annual rates of between .10% and .35% of the assets attributable to the Policies.


DEATH BENEFIT

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available for determining the Death Benefit. The amount payable under either option will be determined as of the date of the Insured's death.

                    The Specified Amount, which may not be less than $100,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page.

                    Under OPTION 1 the Death Benefit will be the greater of the Specified Amount (a minimum of $100,000 as of the date of this Prospectus), or the applicable percentage (the "Corridor Percentage") of the Accumulation Value required to maintain the Policy as a "life insurance contract" for tax purposes (the "Corridor Death Benefit"). The Corridor Percentage is 250% through the Insured's age 40 and decreases in accordance with the table in Appendix I to 100% at the Insured's age 95. Option 1 provides a level Death Benefit until the Corridor Death Benefit exceeds the Specified Amount.

                    Under OPTION 2 the Death Benefit will be the greater of the Specified Amount plus the Accumulation Value, or the Corridor Death Benefit. Option 2 provides a varying Death Benefit which increases or decreases over time, depending on the amount of premium paid and the investment performance of the underlying funding options chosen.

                    Under both Option 1 and Option 2, the proceeds payable upon death will be the Death Benefit, reduced by partial surrenders and by the amount necessary to repay any loans in full. Option 1 will be in effect unless Option 2 has been elected in the application for the Policy or unless a change has been allowed.

                    CHANGES IN DEATH BENEFIT OPTION

                    A Death Benefit Option change will be allowed upon the Owner's written request to our Administrative Office in form satisfactory to LLANY, subject to the following conditions:

                     - The change will take effect on the Monthly Anniversary
                       Day (the day of the month as shown in the Policy Specifications) or on the next Valuation Day following the date of receipt of the request.

                     - There will be no change in the Surrender Charge, and
                       evidence of insurability may be required.

                     - No change in the Death Benefit Option may reduce the
                       Specified Amount below $100,000.

                     - For changes from Option 1 to Option 2, the new Specified
                       Amount will equal the Specified Amount less the Accumulation Value at the time of the change.

                     - For changes from Option 2 to Option 1, the new Specified
                       Amount will equal the Specified Amount plus the Accumulation Value at the time of the change.

                    GUARANTEED DEATH BENEFIT PROVISION

                    The Guaranteed Death Benefit Provision assures that, as long as the Guaranteed Initial Death Benefit Premium is paid, the Death Benefit will not be less than the Initial Specified Amount during the first five Policy Years even if the Net Accumulation Value is insufficient to cover the current Monthly Deductions, assuming there have been no loans or partial surrenders.

                    Changes in Initial Specified Amount, partial surrenders, and Death Benefit Option changes during the first five Policy Years may affect the Guaranteed Death Benefit Premium. These events and loans may also affect the Policy's ability to remain in force.

                    PAYMENT OF DEATH BENEFIT

                    The Death Benefit is the amount payable to the Beneficiary upon the death of the Insured in accordance with the Death Benefit Option elected. Any outstanding loan amounts or overdue deductions are deducted prior to payment of the proceeds.


                    We offer a checkbook service in which the Death Benefit proceeds are transferred into an interest-bearing account, in the Beneficiary's name as owner of the account. Your Beneficiary has quick access to the funds and is the only one authorized to transfer funds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened.


                    The Death Benefit under the Policy will be paid in a lump sum within seven days after receipt at our Administrative Office of due proof of the Insured's death (a certified copy of the death certificate), unless the Owner or the Beneficiary has elected that it be paid under one or more of the Settlement Options (See "Settlement Options"). Payment of the Death Benefit may be delayed if the Policy is being contested.

                    While the Insured is living, the Owner may elect a Settlement Option for the Beneficiary and deem it irrevocable, and may revoke or change a prior election. The Beneficiary may make or change an election within 90 days of the death of the Insured, unless the Owner has made an irrevocable election.

                    All or a part of the Death Benefit may be applied under one or more of the Settlement Options, or such other options as LLANY may make available in the future.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any excess Death Benefit due will be paid as elected.

                    The Death Benefit under the Policy at any point in time must be at least the "Corridor Percentage" of the Accumulation Value based on the Insured's attained age. The table of Corridor Percentages is in Appendix 1.

                    CHANGES IN SPECIFIED AMOUNT


                    If you want to increase your Specified Amount, you should note that an increase normally triggers a number of additional requirements, such as a separate surrender charge period, higher surrender charges overall, and a new incontestability period. Before requesting an increase in Specified Amount, consult your financial adviser to determine whether an increase is appropriate for your particular situation. Changes in the Specified Amount of a Policy can be made by submitting a written request to our Administrative Office in form satisfactory to us.


                    Changes in the Specified Amount are subject to the following conditions:

                     - Satisfactory evidence of insurability and a supplemental application may be required for an increase in the Specified Amount.

                     - An increase in the Specified Amount will increase the
                       Surrender Charge.

                     - As of the date of this Prospectus, the minimum allowable increase in Specified Amount is $1,000.

                     - No decrease may reduce the Specified Amount to less than
                       $100,000.

                     - No decrease may reduce the Specified Amount below the
                       minimum required to maintain the Policy's status under the Code as a life insurance policy.

                    Decreases in Specified Amount will be effective on the Monthly Anniversary Day on or next following receipt of the request at our Administrative Office, if all requirements have been met. Decreases in Specified Amount will be applied to reduce existing Specified Amount in the following order: first, the most recent increase in Specified Amount; then, the next most recent increases in Specified Amount successively; and finally, against the Specified Amount provided at issue.

                    Increases in Specified Amount, if approved by LLANY and provided the Insured is living, will be effective on (i) the Monthly Anniversary Day on or next following approval of the request at our Administrative Office and (ii) the deduction from the Accumulation Value of the first month's cost of insurance for the increase. If the Specified Amount is increased, a new Surrender Charge applies for ten years following any increase in Specified Amount. (See "Charges; Fees -- Surrender Charge".)

PREMIUM PAYMENTS; TRANSFERS

                    PREMIUM PAYMENTS


                    The Policies provide for flexible premium payments. Premium Payments are payable in the frequency and in the amount selected by the Policy Owner. The initial Premium Payment is due on the Issue Date and is payable in advance. The minimum payment is the amount necessary to maintain a positive Net Accumulation Value or Guaranteed Minimum Death Benefit. We reserve the right to decline any application or Premium Payment.


                    After the initial Premium Payment, all Premium Payments must be sent directly to our Administrative Office and will be deemed received when actually received there.

                    The Policy Owner may elect to increase, decrease or change the frequency of Premium Payments.

                    PLANNED PREMIUMS are Premium Payments scheduled when a Policy is applied for. This is the amount for which we send a premium reminder notice. They can be billed annually, semiannually or quarterly. Pre-authorized automatic monthly check payments may also be arranged.


                    ADDITIONAL PREMIUMS are any Premium Payments made in addition to Planned Premiums. We reserve the right to limit the number or amount of such additional premium payments if such limitation is necessary to qualify the Policy as life insurance under the Internal Revenue Code.


                    GUARANTEED INITIAL DEATH BENEFIT PREMIUM, if paid during each of the first five Policy Years, enables the Policy to remain in force regardless of investment performance, assuming no surrenders or loans during that time. The Guaranteed Initial Death Benefit Premium is stated in the Policy Specifications. An increase in Specified Amount would require a recalculation of the Guaranteed Initial Death Benefit Premium. If this premium is not paid, or there are partial surrenders or loans taken during the first five Policy Years, the Policy will lapse during the first five Policy Years if the Net Accumulation Value is less than the next Monthly Deduction, just as it would after the first five Policy Years at any time the Net Accumulation Value is less than the next Monthly Deduction.

                    Payment of Planned Premiums or Additional Premiums in any amount will not, except as noted above, guarantee that the Policy will remain in force. Conversely, failure to pay Planned Premiums or Additional Premiums will not necessarily cause a Policy to lapse (See "Guaranteed Death Benefit Provision").

                    PREMIUM INCREASES. At any time, the Owner may increase Planned Premiums, or pay Additional Premiums, but:

                     - Evidence of insurability may be required if the
                       Additional Premium or the new Planned Premium during the current Policy Year would increase the difference between the Death Benefit and the Accumulation Value. If satisfactory evidence of insurability is requested and not provided, we will refund the increase in premium without interest and without participation of such amounts in any underlying funding options.

                     - In no event may the total of all Premium Payments exceed the then-current maximum premium limitations established by federal law for a Policy to qualify as life insurance. If, at any time, a Premium Payment would result in total Premium Payments exceeding such maximum premium limitation, we will only accept that portion of the Premium Payment which will make total premiums equal the maximum. Any part of the Premium Payment in excess of that amount will be returned or applied as otherwise agreed and no further Premium Payments will be accepted until allowed by the then-current maximum premium limitations prescribed by law.

                     - If there is any Policy indebtedness, any additional Net
                       Premium Payments will be used first as a loan repayment with any excess applied as an additional Net Premium Payment, unless the Owner specifies otherwise.

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The Net Premium Payment is the portion of a Premium Payment, after deduction of 5.0% for the premium load, available for allocation to the Funds you selected.


                    When you purchase a Policy, you must decide how to allocate Net Premium Payments among the Sub-Accounts and the Fixed Account. Allocation to any one Sub-Account or to the Fixed Account must be in whole percentages.


                    During the Right-to-Examine Period, the Net Premium Payment will be allocated to the Fixed Account, and interest credited from the Issue Date if the Premium Payment was received on or before the Issue Date. We will allocate the initial Net Premium Payment directly to the Sub-Account(s) you selected within three days after expiration of the Right-to-Examine Period.

                    Unless directed otherwise by the Policy Owner, we will allocate subsequent Net Premium Payments on the same basis as the most recent previous Net Premium Payment. Such allocation will occur as of the next Valuation Period after each payment is received.

                    You may change the allocation for future Net Premium Payments at any time free of charge effective for Premium Payments made more than one week after we receive the notice of the new allocation at our Administrative Office. Any new allocation is subject to the same requirements as the initial allocation. We may, at our sole discretion, waive minimum premium allocation requirements.

                    TRANSFERS


                    Before the Insured attains age 100, Policy values may, at any time, be transferred from one Sub-Account to another or from the Separate Account to the Fixed Account. Within the 30 days after each Policy Anniversary, you may also transfer a portion of the Fixed Account Value to one or more Sub-Accounts, until the Insured attains age 100. Transfers from the Fixed Account are allowed in the 30-day period after a Policy Anniversary and will be effective as of the next Valuation Day after a request is received in good order at our Administrative Office. The cumulative amount of transfers from the Fixed Account within any such 30-day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary. LLANY may further limit transfers from the Fixed Account at any time.



                    Subject to the above restrictions, up to 12 transfers may be made in any Policy Year without charge. A $25 fee may apply for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions. Transfer requests must be made in writing, or by facsimile, to our Administrative Office.


                    Please note that the telephone and/or facsimile may not always be available. Any telephone or facsimile, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should send your request in writing to our Administrative Office.


                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after a written request is received by us at our Administrative Office. Transfer requests must be received by the Administrative Office by the close of the New York Stock Exchange (usually, 4:00 pm ET) on each day the New York Stock Exchange is open, in order to be effective that day. You should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts. See "The Funds" in this Prospectus.


                    LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.


                    LIMITS ON FREQUENT TRANSFERS



                    The Policy is not designed to serve as a vehicle for frequent trading, in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a Fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned portfolio turnover and adversely affect Fund performance through asset swings that decrease the Fund's ability to provide maximum investment return to all Policy owners. Accordingly, organizations and individuals who use market-timing investment strategies and make frequent transfers should not purchase this Policy.



                    We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization, individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:



                    1) Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and

                    2) Not accepting preauthorized transfer forms from market-timers or other entities acting on behalf of more than one Policy owner at a time.



                    We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners or harm the Funds.


                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    You may elect to enroll in either of the following programs currently free of charge (though we reserve the right to charge for them). However, both programs cannot be in effect at the same time. Transfers under these programs do not count against the 12 transfers per year without charge.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging is a program which, if elected, systematically allocates specified dollar amounts from the Money Market Sub-Account to one or more of the Policy's other Sub-Accounts at regular intervals as you select. By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Dollar cost averaging will not assure a profit or protect against a declining market.

                    You may elect Dollar Cost Averaging by establishing a Money Market Sub-Account value of at least $1,000. The minimum amount per month to allocate is $100. Enrollment in this program may occur at any time by providing the information requested on the Dollar Cost Averaging election form to LLANY at our Administrative Office, provided that sufficient value is in the Money Market Sub-Account. Transfers to the Fixed Account are not permitted under Dollar Cost Averaging. We may, at our sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the value of the Money Market Sub-Account is insufficient to complete the next transfer; (3) you request termination by telephone or in writing and such request is received at least one week prior to the next scheduled transfer date to take effect that month; or (4) the Policy is surrendered.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing is an option which, if elected by the Owner on the initial application, periodically restores to a pre-determined level the percentage of Policy Value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). This pre-determined level will be the allocation initially selected on the application, unless subsequently changed. The Automatic Rebalancing allocation may be changed at any time by submitting a written request to LLANY at our Administrative Office.

                    If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts must be subject to Automatic Rebalancing. The Fixed Account is not available for Automatic Rebalancing.

                    You may select Automatic Rebalancing to take place on either a quarterly, semi-annual or annual basis. Once Automatic Rebalancing is activated, any Sub-Account transfers executed outside of the rebalancing option will terminate the Automatic Rebalancing. Any subsequent premium payment or withdrawal that modifies the net account balance within each Sub-Account may also cause termination of Automatic Rebalancing. Any such termination will be confirmed to the Owner. You may terminate Automatic Rebalancing or re-enroll at any time by writing our Administrative Office.

CHARGES; FEES


                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur. LLANY may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.



                    PREMIUM CHARGE



                    We deduct a premium charge of 5% of each Premium Payment. This amount, sometimes referred to as "premium load", is intended to cover a portion of our state premium tax expenses, certain federal tax liabilities resulting from the receipt of premiums, and a portion of our distribution expenses.


                    MONTHLY DEDUCTIONS

                    We make a Monthly Deduction from the Net Accumulation Value for administrative expenses of $15 during the first Policy Year and, currently, $5 during subsequent Policy Years. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports and will not exceed our costs. For subsequent Policy Years, this monthly fee may be changed, but will never exceed $7.50.

                    We also make a Monthly Deduction from the Net Accumulation Value for the Cost of Insurance and any charges for supplemental riders. The Cost of Insurance compensates LLANY for the anticipated cost of paying Death Benefits in excess of the Accumulation Value. The Cost of Insurance depends on the attained age, risk class and gender classification of the Insured and the current Net Amount at Risk.

                    The Cost of Insurance is determined by dividing the Death Benefit at the beginning of the Policy Month by 1.0032737, subtracting the Accumulation Value at the beginning of the Policy Month, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Maximum Cost of Insurance Rates are in Appendix 2.

                    These Monthly Deductions are deducted proportionately from the value of each funding option. This is accomplished for the Sub-Accounts by canceling Accumulation Units and withdrawing the value of the canceled Accumulation Units from each funding option in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day.

                    If a Policy's Surrender Value is insufficient to cover the current Monthly Deduction, a 61-day Grace Period begins, and you will be notified. We will send a notice at least 31 days before the end of the Grace Period that the Policy will lapse without value unless sufficient payment (described in the notification letter) is received.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    A $25 fee may apply for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

                    MORTALITY AND EXPENSE RISK CHARGE

                    LLANY deducts a daily charge as a percentage of the assets of the Separate Account as a mortality and expense risk charge. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated.


                    The Mortality and Expense Risk Charge is the currently charged at an annual rate of .80% during the first 12 Policy Years and declines to .55% per year thereafter and is guaranteed not to exceed .90% per year during the first 12 Policy Years, and .65% in Policy Years 13 and beyond.


                    FUND EXPENSES

                    The purpose of the following table is to help purchasers and prospective purchasers understand the costs and expenses that are borne, directly and indirectly, by purchasers assuming that all Net Premium Payments are allocated to the Separate Account. The tables reflect expenses of the Separate Account as well as of the individual Funds underlying the Sub-Accounts.

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for a class of shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                            PORTFOLIO EXPENSE TABLE


                                                                                                             TOTAL FUND
                                                                     TOTAL ANNUAL FUND                       OPERATING
                                                                     OPERATING EXPENSES                    EXPENSES WITH
                               MANAGEMENT                  OTHER     WITHOUT WAIVERS OR   TOTAL WAIVERS     WAIVERS AND
  FUND                           FEES(1)     12(B)1 FEE   EXPENSES       REDUCTIONS       AND REDUCTIONS   REIMBURSEMENTS
  ----                         -----------   ----------   --------   ------------------   --------------   --------------
  AIM V. I. Capital
   Appreciation Fund
   (Series I)................     0.61%         N/A         0.24%           0.85%               N/A             0.85%
  AIM V. I. Diversified
   Income Fund (Series I)....     0.60          N/A         0.33            0.93                N/A             0.93
  AIM V.I. Growth Fund
   (Series I)................     0.62          N/A         0.26            0.88                N/A             0.88
  AIM V.I. Premier Equity
   Fund (Series I) (2).......     0.60          N/A         0.25            0.85                N/A             0.85
  Delaware VIP Emerging
   Markets Series (Standard
   Class) (3)................     1.25          N/A         0.20            1.45                N/A             1.45
  Delaware VIP Small Cap
   Value Series (Standard
   Class) (4)................     0.75          N/A         0.11            0.86                N/A             0.86
  Delaware VIP Trend
   Series (Standard Class)
   (5).......................     0.74          N/A         0.16            0.90                N/A             0.90
  Fidelity VIP Asset Manager
   Portfolio (Initial Class)
   (6).......................     0.53          N/A         0.11            0.64                N/A             0.64
  Fidelity VIP Equity-Income
   Portfolio (Initial Class)
   (6).......................     0.48          N/A         0.10            0.58                N/A             0.58
  Fidelity VIP Investment
   Grade Bond Portfolio
   (Initial Class) (6).......     0.43          N/A         0.11            0.54                N/A             0.54
  FTVIP Templeton Foreign
   Securities Fund (Class 1)
   (7).......................     0.69          N/A         0.22            0.91              (0.01%)           0.90
  FTVIP Templeton Global
   Asset Allocation Fund
   (Class 1).................     0.61          N/A         0.20            0.81                N/A             0.81

  FTVIP Templeton Growth
   Securities Fund (Class 1)
   (8).......................     0.80          N/A         0.05            0.85                N/A             0.85
  LN Money Market
   Fund, Inc.................     0.45          N/A         0.09            0.54                N/A             0.54
  MFS-Registered
   Trademark-VIT Emerging
   Growth Series (Initial
   Class) (9)................     0.75          N/A         0.12            0.87                N/A             0.87
  MFS-Registered
   Trademark-VIT Total Return
   Series (Initial Class)
   (9).......................     0.75          N/A         0.14            0.89                N/A             0.89
  MFS-Registered
   Trademark-VIT Utilities
   Series (Initial Class)
   (9).......................     0.75          N/A         0.18            0.93                N/A             0.93
  OCC Global Equity Portfolio
   (10)......................     0.80          N/A         0.40            1.20                N/A             1.20
  OCC Managed Portfolio
   (10)......................     0.78          N/A         0.10            0.31                N/A             0.31
  Scudder VIT Equity 500
   Index Fund (11)...........     0.20          N/A         0.11            0.31              (0.01)            0.30


- ------------------------------


(1) Certain of the Portfolio advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors. Some advisers pay higher fees than others.



(2) Effective May 1, 2002 the following Funds' names will change from AIM V.I. Value Fund to AIM V.I. Premier Equity Fund.



(3) The investment advisor for the Delaware VIP Emerging Markets Series is Delaware International Advisers Ltd. ("DIAL"). For the period May 1, 2001 through April 30, 2002, the advisor agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses would not exceed 1.50%. Effective May 1, 2002 through April 30, 2003, DIAL has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 1.50%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 1.25% on the first $500 million, 1.20% on the next $500 million, 1.15% on the next $1,500 million, 1.10% on assets in excess of $2,500 million, all per year.



(4) The investment advisor for the Delaware VIP Small Cap Value Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.86% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows:
    0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.



(5) The investment advisor for the Delaware VIP Trend Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.90% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows:
    0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.



(6) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.



(7) The manager had agreed in advance to make an estimated reduction of 0.01% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Without this reduction the total annual fund operating expense would be 1.16%.



(8) The Fund administration fee is paid indirectly through the management fee.



(9) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would be lower for certain series and would equal: 0.86% for Emerging Growth Series.



(10) Figures in 'Other Expenses' are inclusive of expenses offset by earning credits from custodian bank



(11) Under the Advisory Agreement with Deutsche Asset Management, Inc. (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the funds for certain expenses so that the fund's total operating expenses will not exceed 0.30% for the Equity 500 Index Fund. Without the reimbursement to the funds for the year ended December 31, 2001, total expenses would have been 0.31% for the Equity 500 Index Fund. These reimbursements will be terminated no earlier than December 31, 2002.

                    SURRENDER CHARGE

                    Upon surrender of a Policy, a surrender charge may apply, as described below. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. (See "Appendix 3 -- Illustration of Surrender Charges".)

                    The initial Surrender Charge, as specified in the Policy, is based on the Initial Specified Amount and the amount of Premium Payments during the first two Policy Years. Once determined, the Surrender Charge will remain the same dollar amount during the third through fifth Policy Years. Thereafter, it declines monthly at a rate of 20% per year so that after the end of the tenth Policy Year (assuming no increases in the Specified Amount) the Surrender Charge will be zero. Thus, the Surrender Charge at the end of the sixth Policy Year would be 80% of the Surrender Charge at the end of the fifth Policy Year, at the end of the seventh Policy Year would be 60% of the Surrender Charge at the end of the fifth Policy Year, and so forth. However, in no event will the Surrender Charge exceed the maximum allowed by state or federal law.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new policy whose Specified Amount was equal to the amount of the increase. As of the date of this Prospectus, the minimum allowable increase in Specified Amount is $1,000. LLANY may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of 2% of amount withdrawn (not to exceed $25) is imposed, allocated pro-rata among the Sub-Accounts (and, where applicable, the Fixed Account) from which the partial surrender proceeds are taken unless the Owner instructs LLANY otherwise. The portion applicable to administrative expense is $6.00 per $1,000 of Initial Specified Amount.

                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expenses, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from our General Account, which supports insurance and annuity obligations.

                    REDUCTION OF CHARGES -- PURCHASES ON A CASE BASIS

                    This Policy is available for purchases by corporations and other groups or sponsoring organizations on a case basis. LLANY reserves the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual policies and any other circumstances which LLANY believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by LLANY on a uniform Case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policy Owners funded by Account M.


POLICY VALUES



                    The Accumulation Value is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to pay for Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.



                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units credited to the Policy, current Accumulation Unit Values, Sub-Account Values, the Fixed Account Value and the Loan Account Value.



                    VALUATION -- FIXED ACCOUNT AND SEPARATE ACCOUNT



                    The portion of a Premium Payment remaining after deduction of the premium charge is the "Net Premium Payment", and is available for allocation to the Fixed Account and/or the Separate Account, at your direction. We credit Net Premium Payments to the Policy as of the date they are received. (See "Communications with Lincoln Life" for an explanation of how we determine when we have "received" a premium payment.)



                    ALLOCATION OF PREMIUM PAYMENTS TO SEPARATE ACCOUNT



                    NUMBER OF UNITS. When you make premium payments, the portion you allocate to each Sub-Account of the Separate Account is converted into units of measure we call "Variable Accumulation Units". The number of these units we credit to you for each Sub-Account is determined by dividing the amount you allocated to that Sub-Account by the value of a Variable Accumulation Unit for that Sub-Account on the Valuation Day on which the Premium Payment is received at our Administrative Office, if it is received before 4:00 PM, New York time. If received at or after 4:00 PM, New York time, we will use the value of a Variable Accumulation Unit computed on the next Valuation Day.



                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. That value may vary from Valuation Period to Valuation Period to reflect the investment experience of the portfolio or fund used in a particular Sub-Account and fees charged under the Policy.



                    VALUATION DAY; VALUATION PERIOD. Variable Accumulation Units will be valued once daily as of the close of trading, normally 4:00 PM, New York time, on each day that the New York Stock Exchange (NYSE) is open and trading is unrestricted ("Valuation Day"). On any day other than a Valuation Day, the Variable Accumulation Unit value will not change. A "Valuation Period" is the period starting at the close of trading on the NYSE on a Valuation Day, and ending at the close of trading on the next Valuation Day.



                    PER-UNIT VALUATION. To determine your Separate Account Value on each Valuation Day we must first calculate the value of a Variable Accumulation Unit for each Sub-Account. The beginning value for each Sub-Account is established at the inception of the Sub-Account, at an arbitrary amount. Thereafter it may increase or decrease from Valuation Period to Valuation period.



                    We determine each Variable Accumulation Unit value after the first as follows:



                       1) We calculate the total value of the Fund shares held
                          in the Sub-Account by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and then by adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period;



                       2) Next, we SUBTRACT the liabilities of the Sub-Account
                          at the end of the Valuation Period. These liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine results from the operation of the Separate Account; and



                       3) We divide the result by the number of Variable
                          Accumulation Units outstanding at the beginning of the Valuation Period.



                    In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.



                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value, on the date of such deduction, equal to the total amount by which the Sub-Account is reduced.



                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE



                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Separate Account. Lincoln Life guarantees the Fixed Account Value.



                    ACCUMULATION VALUE



                    The "Accumulation Value" of a Policy is determined by:



                       (1)multiplying the total number of Variable Accumulation
                          Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value; and


                       (2)if a combination of Sub-Accounts is elected, totaling
                          the resulting values; and


                       (3)adding any values attributable to the Fixed Account
                          and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.



                    NET ACCUMULATION VALUE



                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

SURRENDERS


                    SURRENDER VALUE



                    The Surrender Value of a Policy is the amount the Owner can receive in cash by surrendering the Policy. This equals the Net Accumulation Value minus the applicable Surrender Charge. All or part of the Surrender Value may be applied to one or more of the Settlement Options. (See "Surrender Charge.")



                    There may be adverse tax consequences associated with surrenders from the Policy. (See "Tax Issues".) Note, however, that in the earlier Policy Years, depending on the Premium Payments made, or if the Owner has requested a substantial reduction in Specified Amount, there may be little or no Surrender Value available.


                    PARTIAL SURRENDERS

                    A partial surrender may be made at any time during the lifetime of the Insured and before the Coverage Date by written request to our Administrative Office during the lifetime of the Insured and while the Policy is in force. A transaction fee of 2% of the amount withdrawn (not to exceed $25), is charged for each partial surrender.

                    The amount of a partial surrender may not exceed 90% of the Surrender Value at the end of the Valuation Period in which the election becomes or would become effective, and may not be less than $500.

                    For an Option 1 Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value, Death Benefit, and Specified Amount. The Specified Amount and Accumulation Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

                    For an Option 2 Policy (See "Death Benefit"): A partial surrender will reduce the Accumulation Value and the Death Benefit, but it will not reduce the Specified Amount.

                    The Specified Amount remaining in force after a partial surrender may not be less than $100,000. Any request for a partial surrender that would reduce the Specified Amount below this amount will not be granted. In addition, if, following the partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited to the extent necessary to meet the federal tax law requirements.

                    If, at the time of a partial surrender, the Net Accumulation Value is attributable to more than one funding option, the transaction fee and the amount paid upon the surrender will be taken proportionately from the values in each funding option, unless you and we agree otherwise.

                    FULL SURRENDERS


                    A full surrender may be made at any time during the lifetime of the Insured and before the Coverage Date. We will pay the Surrender Value next computed after receiving your written request our Administrative Office in a form satisfactory to us. Payment of any amount from the Separate Account on a full surrender will usually be made within seven calendar days thereafter. If the owner makes a full surrender, all coverage under the Policy will automatically terminate and may not be reinstated. Please note that if you surrender your Policy in its early years, you may receive little or no cash value.

                    We offer a personalized checkbook service for surrenders of your Policy. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately -- even a check for the entire amount.


                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of transferred or surrendered amounts from the Separate Account may be postponed when the New York Stock Exchange is closed and for such other periods as the Commission may require. Payment or transfer from the Fixed Account may be deferred up to six months at our option. If LLANY exercises its right to defer such payment or transfer, interest will be added as required by law.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY; EFFECT OF GUARANTEED DEATH BENEFIT PROVISION


                    If at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, or if the amount of indebtedness exceeds the Accumulation Value less the Surrender Charge(s), unless the No Lapse Provision is in effect, the Policy is subject to lapse and automatic termination of all Policy coverage. The Net Accumulation Value may be insufficient to pay the cost of insurance


                    (1) because it has been exhausted by earlier deductions,
                    (2) due to poor investment performance,
                    (3) due to partial surrenders,
                    (4) due to indebtedness for Policy Loans,
                    (5) due to substantial reductions in Specified Amount,
                    (6) due to the terms of certain Riders added to the Policy, or
                    (7) because of some combination of these factors.


                    A Policy will not lapse during the five-year period after its Issue Date regardless of investment performance if, on each Monthly Anniversary Day within that period the sum of premiums paid equals or exceeds the required amount of the Guaranteed Initial Death Benefit Premium for that period, assuming there have been no loans or partial surrenders. If there have been any loans or partial surrenders, the Policy may lapse unless there is sufficient Net Accumulation Value to cover the Monthly Deduction.

                    After the five-year period expires, and depending on the investment performance of the funding options, the Net Accumulation Value may be insufficient to keep this Policy in force, and payment of an additional premium may be necessary.

                    If the Guaranteed Death Benefit Provision is not in effect, a lapse occurs, and all coverage under the Policy automatically terminates, if a Monthly Deduction is greater than the Net Accumulation Value and no payment to cover the Monthly Deduction is made within the Grace Period. We will send you a lapse notice at least 31 days before the Grace Period expires.

                    The Grace Period is the later of (a) 31 days after the date of mailing of the notice (as explained above), and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent.

                    REINSTATEMENT OF A LAPSED POLICY

                    You can apply for reinstatement at any time during the Insured's lifetime, prior to the Coverage Date, if the Policy was not surrendered for cash. To reinstate a Policy, we will require satisfactory evidence of insurability and an amount sufficient to pay for the current Monthly Deduction plus two additional Monthly Deductions, as well as the repayment of any indebtedness.

                    If the Policy is reinstated within five years of the Issue Date, all values including the Loan Account Value will be reinstated to the point they were on the date of lapse. However, the Guaranteed Initial Death Benefit Option will not be reinstated.

                    If the Policy is reinstated after five years following the Issue Date, it will be reinstated on the Monthly Anniversary Day following our approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less the Monthly Deduction due that day.

                    If the Accumulation Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.


COMMUNICATIONS WITH LLANY



                    PROPER WRITTEN FORM



                    Whenever this Prospectus refers to a communication "in proper written form," it means a written document, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office. You may also send your request by facsimile, however certain transactions are not acceptable by facsimile.



                    We will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper written form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and the Company.



                    RECEIPT OF WRITTEN COMMUNICATIONS



                    Once your Policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the mailing address that appears in this Prospectus. Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form before 4:00 p.m. Eastern time on a business day will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request on or after 4:00 p.m. Eastern time on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.



                    Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.

                    TELEPHONE AND OTHER ELECTRONIC COMMUNICATIONS



                    We allow telephone and other electronic transactions only when you provide us proper written authorization. To effect a permitted transaction using the telephone or other electronic means, the Owner, or his/her authorized representative, may have to provide the following: Policy number, partial Social Security number, personal identification number (PIN), and/or such other information as we may require to verify the identity and authority of the caller. We disclaim all liability for losses and other consequences resulting from unauthorized or fraudulent telephone or electronic transactions. In addition, we are not responsible for the consequences of instructions that fail to reach us in a timely manner. The Company believes that the procedures as stated above are reasonable and acknowledges that, if it does not follow these procedures, it may be liable for such losses.



                    If you have been issued a PIN number to make telephone or other electronic transactions to your account, be careful not to give it out to anyone. We will not be responsible for its misuse or for improper or unauthorized account transactions using your PIN.



                    Please note that telephone, facsimile and/or Internet access may not always be available. Any telephone, facsimile or Internet hookup, whether it is yours, your service provider's or your agent's, can experience outages or slowdowns arising from a variety of causes not of our making. These outages or slowdowns may result in delayed or lost instructions from you, and we will not be responsible for these "failed" transmissions. If you are experiencing problems, you should send your request in writing to our Administrative Office.


POLICY LOANS

                    A Policy loan requires that a loan agreement be executed and that the Policy be assigned to us. The loan may be for any amount up to 100% of the Surrender Value; however, we may limit the amount of such loan so that total Policy indebtedness will not exceed 90% of an amount equal to the Accumulation Value less the Surrender Charge which would be imposed on a full surrender. The minimum loan amount is $500. If Policy values are held in more than one funding option, withdrawals from each funding option will be made in proportion to the assets in each funding option at the time of the loan for transfer to the Loan Account, unless we are instructed otherwise in writing at our Administrative Office.

                    The Loan Account is where policy indebtedness (outstanding loans and loan interest) accrues once it is transferred out of the Fixed Account and the Sub-Accounts. The Loan Account is part of LLANY's General Account. The Loan Account Value is equal to the sum of all outstanding loans and loan interest.

                    Interest charged on loans is payable by you and will accrue at an annual rate of 8%. Loan interest is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of a Policy. Any interest not paid when due becomes part of the loan and the interest will be withdrawn proportionately from the values in each funding option.

                    We will credit interest on the Loan Account Value. During the first ten Policy Years, our current practice is to credit interest at an annual rate equal to the interest rate charged on the loan minus 1% (guaranteed not to exceed 2%). Beginning with the eleventh Policy Year, LLANY's current practice is that interest will be credited at an annual rate equal to the interest rate charged on the loan, less .25% annually (guaranteed not to exceed 1%). In no case will the annual credited interest rate be less than 6% in each of the first ten Policy Years and 7% thereafter. Interest paid will be allocated among the funding options according to current Net Premium Payment allocations.

                    Repayments on the loan will be allocated among the funding options according to current Net Premium Payment allocations. The Loan Account Value will be reduced by the amount of any loan repayment.

                    A Policy loan, whether or not repaid, will affect the proceeds payable upon the Insured's death and the Accumulation Value because the investment results of the Separate Account or the Fixed Account will apply only to the non-loaned portion of the Accumulation Value. The longer a loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Separate Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less surrender charge, the Policy will terminate without value subject to the conditions in the Grace Period provision.

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result. (See "Tax Issues.")

SETTLEMENT OPTIONS

                    Death Benefit Proceeds in the form of Settlement Options are payable by LLANY at the Beneficiary's election upon the Insured's death, or while the Insured is alive upon election by the Owner of one of the Settlement Options. Settlement options are available if the Owner chooses to surrender the Policy.

                    A written request may be made to elect, change, or revoke a Settlement Option before payments begin under any Settlement Option. This request must be in form satisfactory to us, and will take effect upon its receipt at our Administrative Office. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    FIRST OPTION -- Payments for the lifetime of the payee.

                    SECOND OPTION -- Payments for the lifetime of the payee, guaranteed for 60, 120, 180, or 240 months;

                    THIRD OPTION -- Payment for a stated number of years, at least five but no more than thirty;

                    FOURTH OPTION -- Payment of interest annually on the sum left with us at a rate of at least 3% per year, and upon the payee's death the amount on deposit will be paid.

                    ADDITIONAL OPTIONS -- Policy proceeds may also be settled under any other method of settlement offered by us at the time the request is made.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only where the Insured is below the age of 80.

                    EFFECTIVE DATE OF COVERAGE

                    The effective date of this Policy will be the Issue Date, provided the initial premium has been paid while the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    SHORT-TERM RIGHT TO CANCEL THE POLICY

                    A Policy may be returned to LLANY for cancellation on or before 10 days after delivery to the Owner. This is called the Right-to-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments. However, if a Premium Payment was made by check, there may be a delay until the check clears. Any Premium Payments we receive before the end of the Right-to-Examine Period will be held in the Fixed Account.

                    POLICY OWNER

                    The Owner on the Date of Issue will be the person designated in the Policy Specifications as having all ownership rights under the Policy.

                    The Insured is the person on whose life the Policy is issued. While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

                    You may name a new Policy Owner while the Insured is living. Any such change in ownership must be in a written form satisfactory to us and recorded at our Administrative Office. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action we take before it was recorded. We may require that the Policy be submitted for endorsement before making a change.

                    If the Policy Owner is other than the Insured, names no contingent Policy Owner and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

                    BENEFICIARY

                    The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

                    You may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to us and recorded at our Administrative Office. Once recorded, the change will be effective as of the date signed; however, the change will not affect any payment made or action taken by us before it was recorded.

                    If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insured, the death proceeds shall be paid to you or your executor(s), administrator(s) or assigns.

                    ASSIGNMENT

                    While the Insured is living, you may assign his or her rights in the Policy. The assignment must be in writing, signed by you and recorded at our Administrative Office. No assignment will affect any payment made or action taken by us before it was recorded. We are not responsible for any assignment not submitted for recording, nor for the sufficiency or validity of any assignment. The assignment will be subject to any indebtedness owed to us before it was recorded.

                    RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

                    You may, within the first two Policy Years, exchange the Policy for a permanent life insurance policy then being offered by us. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the Issue Date. No evidence of insurability will be required.

                    The Policy Owner, the Insured and the Beneficiary under the new policy will be the same as those under the exchanged Policy on the effective date of the exchange. The Accumulation Value under the new Policy will be equal to the Accumulation Value under the old Policy on the date the exchange request is received. The new policy will have a Death Benefit on the exchange date not more than the Death Benefit of the original Policy immediately prior to the exchange date. If the Accumulation Value is insufficient to support the Death Benefit, you will be required to make additional Premium Payments in order to effect the exchange. The new policy will have the Issue Date and Issue Age as of the exchange date. The initial Specified Amount and any increases in Specified Amount will have the same rate class as those of the original Policy. Any indebtedness may be transferred to the new policy.

                    The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two Policies. After adjustment, if any excess is owed you, we will pay the excess in cash. The exchange may be subject to federal income tax withholding.

                    INCONTESTABILITY

                    We will not contest payment of the death proceeds based on the Initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Issue Date. For any increase in Specified Amount requiring evidence of insurability, we will not contest payment of the death proceeds based on such an increase after it has been in force during the Insured's lifetime for two years from its effective date.

                    MISSTATEMENT OF AGE OR SEX

                    The Issue Age is the age of the Insured, to the nearest birthday, on the Issue Date, the date on which the Policy becomes effective. This date is shown on the Policy Specifications.

                    If the age or sex of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit will be 1. multiplied by 2. and then the result added to 3. where:

                    1. is the Net Amount at Risk (Death Benefit minus
                       outstanding loans, if any, minus the Accumulation Value) at the time of the Insured's death;

                    2. is the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and sex in the policy month of death; and

                    3. is the Accumulation Value at the time of the Insured's
                       death.

                    SUICIDE

                    If the Insured dies by suicide, while sane or insane, within two years from the Issue Date, we will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, we will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in our profits or surplus earnings.

                    RIDERS

                    A Waiver of Monthly Deduction Rider may be added to the Policy. Under this rider, LLANY will maintain the Death Benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the Monthly Deductions. There may be a separate charge(s) for any rider(s) that becomes part of the Policy.

                    In our discretion, we may offer additional riders that may alter the benefits or charges in your Policy. Riders may have tax consequences.

TAX ISSUES


                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift and generation skipping transfer takes, or state and local income, estate, and inheritance tax consequences, associated with the Policy. As a result, you should always consult a tax adviser about the application of federal and state tax rules to your individual situation.


                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the subaccounts, we expect that the subaccounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists.

                    These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LLANY

                    Under existing Federal income tax laws, LLANY does not pay tax on investment income and realized capital gains of the Separate Account. LLANY does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

OTHER MATTERS

                    DIRECTORS AND OFFICERS OF LLANY


                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 100 Madison Street, Suite 1860, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.



                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            J. PATRICK BARRETT                Chairman and Chief Executive Officer
                            DIRECTOR                          [9/87 -- present], Carpat Investments;
                            4605 Watergap                     Chief Executive Officer and Director
                            Manlius, NY 13104                 [3/89 -- present], Syracuse Executive Air
                                                              Service, Incorporated; Director [6/89 --
                                                              present], Bennington Iron Works,
                                                              Incorporated; Director [1998 -- present],
                                                              Coyne Industrial Enterprises Corporation.
                                                              Formerly: President, Chief Operating
                                                              Officer and Director [4/98 -- 2001],
                                                              Telergy, Incorporated.

                            ROBERT D. BOND                    Vice President [5/98-present], The Lincoln
                            DIRECTOR                          National Life Insurance Company. Formerly:
                            1300 South Clinton Street         Senior Vice President [95-98], Great-West
                            Fort Wayne, IN 46801              Life Assurance Company.

                            JON A. BOSCIA                     President, Chief Executive Officer and
                            DIRECTOR                          Director [1/98-present], Lincoln National
                            Centre Square                     Corporation; Chief Executive Officer,
                            West Tower                        President and Director [present], Lincoln
                            1500 Market Street                National Management Corporation; President
                            Suite 3900                        and Director [present], The Lincoln
                            Philadelphia, PA 19102            National Life Insurance Company. Formerly:
                                                              President and Chief Executive Officer
                                                              [10/96 -- 1/98], President and Chief
                                                              Operating Officer [5/94-10/96], The
                                                              Lincoln National Life Insurance Company.

                            JANET CHRZAN                      Director, Senior Vice President and Chief
                            CHIEF FINANCIAL OFFICER AND       Financial Officer [4/00 -- present], The
                            SECOND VICE PRESIDENT             Lincoln National Life Insurance Company;
                            1300 South Clinton Street         Vice President and Treasurer [present],
                            Fort Wayne, IN 46801              The Financial Alternative; Formerly: Vice
                                                              President and Treasurer [8/95 -- 4/00] The
                                                              Lincoln National Life Insurance Company.

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            JOHN H. GOTTA                     Director, Second Vice President and
                            DIRECTOR, SECOND VICE PRESIDENT   Assistant Secretary [12/99-present],
                            AND ASSISTANT SECRETARY           Lincoln Life & Annuity Company of New
                            350 Church Street                 York; Chief Executive Officer of Life
                            Hartford, CT 06103                Insurance, Executive Vice President and
                                                              Assistant Secretary [12/99-present].
                                                              Formerly: Senior Vice President and
                                                              Assistant Secretary [4/98-12/99], Senior
                                                              Vice President [2/98-4/98], Vice President
                                                              and General Manager [1/98-2/98], The
                                                              Lincoln National Life Insurance Company;
                                                              Senior Vice President [3/96-12/97],
                                                              Connecticut General Life Insurance
                                                              Company.

                            BARBARA S. KOWALCZYK              Senior Vice President, Corporation
                            DIRECTOR                          Planning [5/94-present], Lincoln National
                            Centre Square                     Corporation
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

                            MARGUERITE L. LACHMAN             Principal [11/99-present], Lend Lease Real
                            DIRECTOR                          Estate Investments. Formerly: Managing
                            437 Madison Avenue,               Director [4/87-11/99], Schroeder Real
                            18th Floor                        Estate Associates.
                            New York, NY 10022

                            LOUIS G. MARCOCCIA                Senior Vice President for Business,
                            DIRECTOR                          Finance and Administrative Services,
                            Syracuse University               [1975-present], Syracuse University.
                            Syracuse, NY 13244

                            GARY W. PARKER                    Senior Vice President and Chief Product
                            DIRECTOR                          Officer [3/00-present], Vice President,
                            350 Church Street                 Product Management [7/98-3/00], The
                            Hartford, CT 06103                Lincoln National Life Insurance Company.
                                                              Formerly: Senior Vice President, Life
                                                              Products [10/97-6/98], Vice President,
                                                              Marketing Services [9/89-10/97], Life of
                                                              Virginia.

                            JOHN M. PIETRUSKI                 Chairman of the Board, Texas Biotechnology
                            DIRECTOR                          Corporation.
                            One Penn Plaza
                            Suite 3408
                            New York, NY 10119

                            RON J. PONDER                     Director [99-present], Lincoln National
                            DIRECTOR                          Corporation; President and Chief Executive
                            25 Airport Road                   Officer [00-present], Cap Gemini Ernst &
                            Morristown, NJ 07960              Young Telecom, Media & Networks-Americas.
                                                              Formerly: Executive Vice President,
                                                              Operations & Service [96-97], American
                                                              Telephone & Telegraph Company; President
                                                              and Chief Executive Officer [97-99], BDSI,
                                                              Incorporated.

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            MARK E. REYNOLDS                  Senior Vice President [4/01-present] The
                            DIRECTOR                          Lincoln National Life Insurance Company,
                            1300 South Clinton St.            Director [5/01-present] First Penn-Pacific
                            Fort Wayne, IN 46802              Life Insurance Company. Formerly:
                                                              Executive Vice President and Chief
                                                              Financial Officer [8/96-4/01] Cova
                                                              Financial Services.

                            LORRY J. STENSRUD                 Director, Executive Vice President and
                            PRESIDENT AND DIRECTOR            Chief Executive Officer of Annuities
                            1300 South Clinton Street         [6/00-present]; The Lincoln National Life
                            Fort Wayne, IN 46802              Insurance Company; Director,
                                                              [6/00-present], Lincoln Financial Group
                                                              Foundation, Incorporated.

                            RICHARD C. VAUGHAN                Executive Vice President and Chief
                            DIRECTOR                          Financial Officer [1/95-present], Lincoln
                            Centre Square                     National Corporation.
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102


                    DISTRIBUTION OF POLICIES

                    PRINCIPAL UNDERWRITER


                    LLANY intends to offer the Policies in New York. Lincoln Financial Advisors Corporation ("LFA"), an affiliate of LLANY and the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. The principal business address of LFA is 350 Church Street, Hartford, CT 06103. LFA has overall responsibility for establishing a selling plan for the Policies. Compensation by LLANY to the Principal Underwriter is separate from that paid to the selling house, the registered representative and any other selling intermediaries.



                    The Policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, both of whom are our affiliates. Registered Representatives may receive commission and service fees up to 60% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on Accumulation Value. Registered Representatives are also eligible for cash bonuses and 'non-cash compensation.' The latter (6)as defined in NASD Conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.



                    Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of Policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with the Registered Representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.

                    All compensation is paid from our resources, which include fees and charges imposed under the Policy.


                    CHANGES OF INVESTMENT POLICY

                    LLANY may materially change the investment policy of the Separate Account. We must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the New York Insurance Department, which shall disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders our operations hazardous to the public. If you object, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. You have the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

                    STATE REGULATION

                    We are subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operation for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the New York Insurance Department. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    REPORTS TO POLICY OWNERS

                    LLANY maintains Policy records and will mail to each Policy Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in each Sub-Account of the Separate Account, and any Loan Account Value.

                    Policy Owners will also be sent annual reports containing financial statements for the Separate Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions such as: changes in Specified Amount or Death Benefit Option; transfers among Sub-Accounts; Premium Payments; loans and repayment of loans; reinstatement; and termination, and any information required by the New York Insurance Department.

                    ADVERTISING

                    We are also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect our financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the Separate

                    Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.


                    LEGAL PROCEEDINGS



                    LLANY may be involved in various pending or threatended legal proceedings arising from the conduct of its business. These proceedings are routine and in the ordinary course of business.


                    EXPERTS


                    The financial statements of the Separate Account and the statutory-basis financial statements of LLANY appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, IN 46802, as set forth in their reports also appearing elsewhere in this Prospectus and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.



                    Actuarial matters included in this Prospectus have been examined by Vaughn W. Robbins, FSA, as stated in the opinion filed as an exhibit to the Registration Statement.



                    Legal matters in connection with the Policies described herein are being passed upon by Robert O. Sheppard, Esq., as stated in the opinion filed as an exhibit to the Registration Statement.


                    REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    CORRIDOR PERCENTAGES

                             INSURED'S     CORRIDOR     INSURED'S      CORRIDOR
                            ATTAINED AGE  PERCENTAGE   ATTAINED AGE   PERCENTAGE
                            ------------  ----------   ------------   ----------
                                0-40         250%           70           115%
                                 41          243            71           113
                                 42          236            72           111
                                 43          229            73           109
                                 44          222            74           107
                                             ---            --           ---
                                 45          215            75           105
                                 46          209            76           105
                                 47          203            77           105
                                 48          197            78           105
                                 49          191            79           105
                                             ---            --           ---
                                 50          185            80           105
                                 51          178            81           105
                                 52          171            82           105
                                 53          164            83           105
                                 54          157            84           105
                                             ---            --           ---
                                 55          150            85           105
                                 56          146            86           105
                                 57          142            87           105
                                 58          138            88           105
                                 59          134            89           105
                                             ---            --           ---
                                 60          130            90           105
                                 61          128            91           104
                                 62          126            92           103
                                 63          124            93           102
                                 64          122            94           101
                                             ---            --           ---
                                 65          120            95           100
                                 66          119            96           100
                                 67          118            97           100
                                 68          117            98           100
                                 69          116            99           100
                                             ---            --           ---

APPENDIX 2

                    GUARANTEED MAXIMUM COST OF INSURANCE RATES

                    The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or, for unisex rates, on the 1980 CSO-B Table.

ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
- ---------               --------   --------   --------
          0              0.34845    0.24089    0.32677
          1              0.08917    0.07251    0.08667
          2              0.08251    0.06750    0.07917
          3              0.08167    0.06584    0.07834
          4              0.07917    0.06417    0.07584

          5              0.07501    0.06334    0.07251
          6              0.07167    0.06084    0.06917
          7              0.06667    0.06000    0.06584
          8              0.06334    0.05834    0.06250
          9              0.06167    0.05750    0.06084

         10              0.06084    0.05667    0.06000
         11              0.06417    0.05750    0.06250
         12              0.07084    0.06000    0.06917
         13              0.08251    0.06250    0.07834
         14              0.09584    0.06887    0.09001

         15              0.11085    0.07084    0.10334
         16              0.12585    0.07601    0.11585
         17              0.13919    0.07917    0.12752
         18              0.14836    0.08167    0.13502
         19              0.15502    0.08501    0.14085

         20              0.15836    0.08751    0.14502
         21              0.15919    0.08917    0.14585
         22              0.15752    0.09084    0.14419
         23              0.15502    0.09251    0.14252
         24              0.15189    0.09501    0.14085

         25              0.14752    0.09668    0.13752
         26              0.11419    0.09918    0.13585
         27              0.14252    0.10168    0.13418
         28              0.14169    0.10501    0.13418
         29              0.14252    0.10635    0.13585

         30              0.14419    0.11251    0.13752
         31              0.14836    0.11668    0.14169
         32              0.15252    0.12085    0.14585
         33              0.15919    0.12502    0.15252
         34              0.16889    0.13168    0.15919

         35              0.17586    0.13752    0.16836
         36              0.18670    0.14669    0.17837
         37              0.20004    0.15752    0.19170
         38              0.21505    0.17003    0.20588
         39              0.23255    0.18503    0.22338

         40              0.25173    0.20171    0.24173
         41              0.27424    0.22005    0.26340
         42              0.29675    0.23922    0.28508
         43              0.32260    0.25757    0.31010
         44              0.34929    0.27674    0.33428

         45              0.37931    0.29675    0.36263
         46              0.41017    0.31677    0.39182
         47              0.44353    0.33761    0.42268
         48              0.47856    0.36096    0.45437
         49              0.51777    0.38598    0.49107
ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
- ---------               --------   --------   --------

         50              0.55948    0.41350    0.53028
         51              0.60870    0.44270    0.57533
         52              0.66377    0.47523    0.62539
         53              0.72636    0.51276    0.68297
         54              0.79730    0.55114    0.74722

         55              0.87326    0.59118    0.81566
         56              0.95591    0.63123    0.88996
         57              1.04192    0.66961    0.96593
         58              1.13378    0.70633    1.04609
         59              1.23236    0.74556    1.13211

         60              1.34180    0.78979    1.22817
         61              1.46381    0.84488    1.33511
         62              1.60173    0.91417    1.45796
         63              1.75809    1.00267    1.59922
         64              1.93206    1.10539    1.75725

         65              2.12283    1.21731    1.92955
         66              2.32623    1.33511    2.11195
         67              2.54312    1.45461    2.30614
         68              2.77350    1.57247    2.50878
         69              3.02328    1.69955    2.72909

         70              3.30338    1.84590    2.97466
         71              3.62140    2.02325    3.25640
         72              3.98666    2.24419    3.58279
         73              4.40599    2.51548    3.95978
         74              4.87280    2.83552    4.38330

         75              5.37793    3.19685    4.84334
         76              5.91225    3.59370    5.33245
         77              6.46824    4.01942    5.84227
         78              7.04089    4.47410    6.36948
         79              7.64551    4.97042    6.92851

         80              8.30507    5.52957    7.54229
         81              9.03761    6.17118    8.22883
         82              9.86724    6.91414    9.01216
         83             10.80381    7.77075    9.90124
         84             11.82571    8.72632   10.87533

         85             12.91039    9.76952   11.92213
         86             14.03509   10.89151   13.01471
         87             15.18978   12.08770   14.15507
         88             16.36948   13.35774   15.33494
         89             17.57781   14.70820   16.56493

         90             18.82881   16.15259   17.85746
         91             20.14619   17.71416   19.23699
         92             21.57655   19.43814   20.76665
         93             23.20196   21.40786   22.49837
         94             25.28174   23.63051   24.70915

         95             28.27411   27.16158   27.82758
         96             33.10577   32.32378   32.78845
         97             41.68476   41.21204   41.45783
         98             58.01259   57.81394   57.95663
         99             90.90909   90.90909   90.90909

APPENDIX 3

                    ILLUSTRATION OF SURRENDER CHARGES

                    The Surrender Charge is calculated as (a) times (b), where
                    (a) is the sum of (i) a Deferred Sales Charge and (ii) a Deferred Administrative Charge and (b) is the applicable Surrender Charge Grading Factor. If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge.

                    Below are examples of Surrender Charge calculations, one involving a level Specified Amount and one involving an increase in the Specified Amount, followed by Definitions and Tables used in the calculations.

                    EXAMPLE 1: A male nonsmoker, age 35, purchases a Policy with a Specified Amount of $100,000 and a scheduled annual premium of $1100. He now wants to surrender the Policy at the end of the sixth Policy Year.

                    The Surrender Charge computed is as follows:

                    Sum of the premiums paid through the end of the second Policy Year = $2200.00

                    Guideline Annual Premium Amount (Male, Age 35, $100,000 Specified Amount) = $1195.63

                    Surrender Charge =

                            (.285X$1195.63) + (.085X($2200-$1195.63)) = $340.75 + $85.37
                            =                                                             $ 426.12(i)
                            $6.00 per $1000 of Specified Amount                           $ 600.00(ii)
                                                                                          --------
                                                                                          $1026.12(a)

                    The total Surrender Charge is $1026.12(a), times the surrender charge grading factor,(b): ($1026.12 X 80%) = $820.90.

                    EXAMPLE 2: A female nonsmoker, age 45, purchases a Policy with an Initial Specified Amount of $200,000 and a scheduled annual premium of $1500. She pays the scheduled annual premium for the first five Policy Years. At the start of the sixth Policy Year, she increases the Specified Amount to $250,000 and continues to pay the scheduled annual premium of $1500. She now wants to surrender the Policy at the end of the eighth Policy Year. Separate Surrender Charges must be calculated for the Initial Specified Amount and for the increase in Specified Amount.

                    The Surrender Charges are computed as follows:

                    For the Initial Specified Amount,
                    Sum of the premiums paid through the end of the second Policy Year = $3000.00

                    Guideline Annual Premium Amount (Female, Age 45, $200,000 Specified Amount = $2966.81

                            Surrender Charge for Initial Specified Amount =
                            (.285X$2966.81) +(.085X($3000.00-$2966.81)) = $845.54 +
                            $2.82 =                                                       $ 848.36(i)
                            $6.00 per $1000 of Initial Specified Amount                   $1200.00(ii)
                                                                                          --------
                                                                                          $2048.36(a)

                    The total Surrender Charge for the Initial Specified Amount is $2048.36,(a), times the applicable surrender charge grading factor,(b): ($2048.36 X 40%) = $819.34.

                    For the increase in Specified Amount;
                    Sum of the premiums in the first two years following the increase in Specified Amount, applicable to the increase in Specified Amount =
                    ($1500 X 2) X ($50,000 / $250,000) = $600.00.

                    Guideline Annual Premium Amount (Female, Age 50, $50,000 Specified Amount) = $993.68.

                            Surrender Charge for the increase in Specified Amount =
                            (.285 X $600.00)                                              $ 171.00(i)
                            $6.00 per $1000 of increase in Specified Amount               $ 300.00(ii)
                                                                                          --------
                                                                                          $ 471.00(a)

                    The total Surrender Charge for the increase in the Specified Amount is $471.00,(a), times the applicable surrender charge grading factor,(b): ($471.00 X 100%) = $471.00

                    The overall Surrender Charge for the Policy is ($819.34 + $471.00) = $1290.34.

                    DEFINITIONS AND TABLES

                    (a)(i) The Deferred Sales Charge is based on the actual
                           premium paid and the applicable Guideline Annual Premium Amount, and is calculated assuming the following:

                                  DURING POLICY YEAR:
                                  1 and 2       28.5% of the sum of the premiums paid up to an amount
                                                equal to the Guideline Annual Premium Amount,* plus
                                                8.5% of the sum of the premiums paid between one and
                                                two times the Guideline Annual Premium Amount, plus
                                                7.5% of the sum of the premiums paid in excess of two
                                                times the Guideline Annual Premium Amount.
                                  3 through 10  same dollar amount as of the end of Policy Year 2.

                    In no event will the Deferred Sales Charge exceed the maximum permitted under federal or state law.

                      (ii) The Deferred Administrative Charge is $6.00 per
                           $1,000 of Specified Amount.

                    (b) SURRENDER CHARGE GRADING FACTORS

                                  Policy Years** 1-5         100%
                                  Policy Year 6               80%
                                  Policy Year 7               60%
                                  Policy Year 8               40%
                                  Policy Year 9               20%
                                  Policy Year 10               0%

                    If a Surrender Charge becomes effective at other than the end of a Policy Year, any applicable Surrender Charge grading factor will be applied on a pro rata basis as of such effective date.

                     * Guideline Annual Premium Amount is the level annual
                       amount that would be payable through the latest maturity date permitted under the Policy but not less than 20 years after date of issue or (if earlier) age 95 for the future benefits under the Policy, subject to the following provisions: (A) the payments were fixed by the Life Insurer as to both timing and amount; and (B) the payments were based on the 1980 Commissioners Standard Ordinary Mortality Table, net investment earnings at the greater of an annual effective of 5% or rate or rates guaranteed at issue of the policy, the sales load under the policy, and the fees and charges specified in the policy. A new Guideline Annual Premium Amount is determined for each increase in Specified Amount under the policy; in such event, "Policy Years" are measured from the effective date(s) of such increase(s).

                    ** Number of Policy Years elapsed since the Date of Issue or since the effective date(s) of any increase(s) in Specified Amount.

APPENDIX 4

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS


                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations show how Accumulation Values, Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. Actual returns will fluctuate over time and likely will be both positive and negative. The hypothetical gross investment rate of return may indeed average 0%, 6%, or 12% over a period of years. However, it may fluctuate above and below those averages throughout the years shown. In that case, the actual Accumulation Values, Surrender Values and Death Benefit Proceeds could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Owner pays more than the stated Premium. The illustrations also assume there are no Policy loans or partial surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.



                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Separate Account. On each Policy Anniversary beginning with the 13th, the mortality and expense risk charge is reduced to 0.55% on an annual basis of the daily net assets of the Separate Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.90% of the daily net asset value of the Separate Account for the first 12 Policy Years, and 0.65% for Policy Years 13 and beyond. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.83% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2001.



                    Considering guaranteed charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.71%, 4.49%, 10.45% for the first 12 policy years and -1.47%, 4.49%, 10.45% for policy years 13 and beyond.


                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefits than those illustrated.

                    The illustrations also reflect the fact that LLANY deducts a premium load from each Premium Payment. Current and guaranteed values reflect a deduction of 5.0% of each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first ten years.

                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is $15 per month in the first year. Current values reflect a current monthly administrative expense charge of $5 in renewal years, and guaranteed values reflect the $7.50 maximum monthly administrative charge under the Policy in renewal years.

                    Upon request, LLANY will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $6,576 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1


                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------

          1                 6,905     500,000    500,000     500,000      3,737      4,032       4,327
          2                14,155     500,000    500,000     500,000      7,337      8,160       9,021
          3                21,767     500,000    500,000     500,000     10,699     12,285      14,014
          4                29,761     500,000    500,000     500,000     13,819     16,400      19,331
          5                38,153     500,000    500,000     500,000     16,679     20,485      24,988

          6                46,966     500,000    500,000     500,000     19,271     24,526      31,012
          7                56,219     500,000    500,000     500,000     21,556     28,482      37,406
          8                65,935     500,000    500,000     500,000     23,508     32,321      44,185
          9                76,136     500,000    500,000     500,000     25,091     35,999      51,358
         10                86,848     500,000    500,000     500,000     26,263     39,466      58,934

         15               148,996     500,000    500,000     500,000     25,278     52,775     104,934
         20               228,314     500,000    500,000     500,000      8,143     53,388     169,694
         25               329,546           0    500,000     500,000          0     24,427     265,505
         30               458,747           0          0     500,000          0          0     429,661


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2              1,337      2,161       3,022
          3              4,699      6,286       8,014
          4              7,820     10,401      13,332
          5             10,680     14,485      18,988
          6             14,471     19,726      26,213
          7             17,956     24,882      33,807
          8             21,109     29,921      41,785
          9             23,891     34,799      50,158
         10             26,263     39,466      58,934
         15             25,278     52,775     104,934
         20              8,143     53,388     169,694
         25                  0     24,427     265,505
         30                  0          0     429,661



All Amounts are in Dollars


(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $6,576 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------

          1                 6,905     500,000    500,000     500,000      4,550      4,871       5,193
          2                14,155     500,000    500,000     500,000      9,063      9,991      10,960
          3                21,767     500,000    500,000     500,000     13,395     15,226      17,213
          4                29,761     500,000    500,000     500,000     17,577     20,609      24,033
          5                38,153     500,000    500,000     500,000     21,635     26,172      31,506

          6                46,966     500,000    500,000     500,000     25,595     31,950      39,731
          7                56,219     500,000    500,000     500,000     29,436     37,930      48,764
          8                65,935     500,000    500,000     500,000     33,046     44,008      58,580
          9                76,136     500,000    500,000     500,000     36,590     50,355      69,430
         10                86,848     500,000    500,000     500,000     40,001     56,915      81,359

         15               148,996     500,000    500,000     500,000     52,949     91,357     160,486
         20               228,314     500,000    500,000     500,000     57,946    128,411     289,556
         25               329,546     500,000    500,000     591,442     55,296    170,206     509,864
         30               458,747     500,000    500,000     936,913     37,683    214,583     875,620


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0         319
          2              3,069      3,998       4,966
          3              7,402      9,233      11,220
          4             11,583     14,615      18,039
          5             15,641     20,178      25,513
          6             20,800     27,155      34,936
          7             25,840     34,334      45,168
          8             30,648     41,611      56,182
          9             35,391     49,156      68,231
         10             40,001     56,915      81,359
         15             52,949     91,357     160,486
         20             57,946    128,411     289,556
         25             55,296    170,206     509,864
         30             37,683    214,583     875,620



All Amounts are in Dollars


(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $10,465 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1


                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------

          1                10,988     500,000    500,000     500,000      4,496      4,919      5,345
          2                22,526     500,000    500,000     500,000      8,571      9,698     10,882
          3                34,640     500,000    500,000     500,000     12,126     14,225     16,528
          4                47,361     500,000    500,000     500,000     15,137     18,463     22,274
          5                60,717     500,000    500,000     500,000     17,575     22,366     28,103

          6                74,741     500,000    500,000     500,000     19,385     25,859     33,977
          7                89,466     500,000    500,000     500,000     20,502     28,858     39,845
          8               104,928     500,000    500,000     500,000     20,838     31,248     45,631
          9               121,163     500,000    500,000     500,000     20,289     32,895     51,243
         10               138,209     500,000    500,000     500,000     18,750     33,658     56,582

         15               237,111           0    500,000     500,000          0     18,881     76,100
         20               363,337           0          0     500,000          0          0     62,799
         25               524,437           0          0           0          0          0          0
         30               730,047           0          0           0          0          0          0


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                608      1,734       2,919
          3              4,163      6,262       8,565
          4              7,174     10,500      14,310
          5              9,612     14,402      20,140
          6             13,015     19,489      27,607
          7             15,724     24,080      35,067
          8             17,653     28,063      42,446
          9             18,697     31,303      49,651
         10             18,750     33,658      56,582
         15                  0     18,881      76,100
         20                  0          0      62,799
         25                  0          0           0
         30                  0          0           0



All Amounts are in Dollars


(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  MALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $10,465 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ----------   --------   --------   ----------
          1                10,988     500,000    500,000       500,000     7,072      7,578         8,084
          2                22,526     500,000    500,000       500,000    13,854     15,307        16,823
          3                34,640     500,000    500,000       500,000    20,258     23,102        26,193
          4                47,361     500,000    500,000       500,000    26,380     31,064        36,365
          5                60,717     500,000    500,000       500,000    32,178     39,156        47,384

          6                74,741     500,000    500,000       500,000    37,788     47,525        59,490
          7                89,466     500,000    500,000       500,000    43,239     56,212        72,835
          8               104,928     500,000    500,000       500,000    48,512     65,217        87,541
          9               121,163     500,000    500,000       500,000    53,448     74,400       103,614
         10               138,209     500,000    500,000       500,000    57,974     83,702       121,156

         15               237,111     500,000    500,000       500,000    74,115    132,689       239,712
         20               363,337     500,000    500,000       500,000    74,382    184,055       441,946
         25               524,437     500,000    500,000       830,390    42,663    230,823       790,848
         30               730,047           0    500,000     1,425,092         0    273,711     1,357,230


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ----------
          1              1,090      1,595         2,102
          2              5,897      7,349         8,865
          3             12,301     15,145        18,235
          4             18,423     23,106        28,407
          5             24,220     31,199        39,427
          6             31,422     41,159        53,124
          7             38,465     51,438        68,060
          8             45,329     62,034        84,358
          9             51,857     72,808       102,023
         10             57,974     83,702       121,156
         15             74,115    132,689       239,712
         20             74,382    184,055       441,946
         25             42,663    230,823       790,848
         30                  0    273,711     1,357,230



All Amounts are in Dollars


(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $5,242 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1


                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 5,504     500,000    500,000     500,000      2,972      3,207       3,442
          2                11,283     500,000    500,000     500,000      5,876      6,532       7,219
          3                17,352     500,000    500,000     500,000      8,620      9,887      11,267
          4                23,723     500,000    500,000     500,000     11,192     13,259      15,602
          5                30,414     500,000    500,000     500,000     13,588     16,640      20,248

          6                37,438     500,000    500,000     500,000     15,795     20,020      25,226
          7                44,814     500,000    500,000     500,000     17,809     23,390      30,564
          8                52,559     500,000    500,000     500,000     19,614     26,733      36,286
          9                60,691     500,000    500,000     500,000     21,185     30,021      42,410
         10                69,230     500,000    500,000     500,000     22,522     33,250      48,979

         15               118,771     500,000    500,000     500,000     25,947     48,810      91,289
         20               181,998     500,000    500,000     500,000     22,070     61,420     156,564
         25               262,695     500,000    500,000     500,000      3,211     62,449     257,800
         30               365,686           0    500,000     500,000          0     38,209     428,814


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                517      1,173       1,859
          3              3,260      4,527       5,907
          4              5,833      7,899      10,243
          5              8,228     11,281      14,889
          6             11,508     15,732      20,938
          7             14,593     20,174      27,349
          8             17,470     24,589      34,143
          9             20,113     28,949      41,338
         10             22,522     33,250      48,979
         15             25,947     48,810      91,289
         20             22,070     61,420     156,564
         25              3,211     62,449     257,800
         30                  0     38,209     428,814



All Amounts are in Dollars


(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 45
                                  PREFERRED -- $5,242 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------

          1                 5,504     500,000    500,000     500,000      3,643      3,899       4,156
          2                11,283     500,000    500,000     500,000      7,306      8,050       8,825
          3                17,352     500,000    500,000     500,000     10,870     12,340      13,935
          4                23,723     500,000    500,000     500,000     14,336     16,778      19,534
          5                30,414     500,000    500,000     500,000     17,708     21,371      25,674

          6                37,438     500,000    500,000     500,000     20,938     26,079      32,364
          7                44,814     500,000    500,000     500,000     24,032     30,908      39,667
          8                52,559     500,000    500,000     500,000     26,991     35,868      47,649
          9                60,691     500,000    500,000     500,000     29,865     41,012      56,434
         10                69,230     500,000    500,000     500,000     32,656     46,351      66,108

         15               118,771     500,000    500,000     500,000     44,374     75,468     131,171
         20               181,998     500,000    500,000     500,000     50,988    108,055     237,015
         25               262,695     500,000    500,000     500,000     53,330    146,243     415,279
         30               365,686     500,000    500,000     765,550     48,970    190,485     715,467


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2              1,952      2,696       3,471
          3              5,516      6,986       8,581
          4              8,982     11,424      14,180
          5             12,354     16,017      20,320
          6             16,655     21,796      28,081
          7             20,820     27,696      36,454
          8             24,849     33,726      45,508
          9             28,794     39,941      55,363
         10             32,656     46,351      66,108
         15             44,374     75,468     131,171
         20             50,988    108,055     237,015
         25             53,330    146,243     415,279
         30             48,970    190,485     715,467



All Amounts are in Dollars


(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $8,225 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1


                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------

          1                 8,636     500,000    500,000     500,000      4,041      4,390       4,740
          2                17,704     500,000    500,000     500,000      7,898      8,850       9,847
          3                27,226     500,000    500,000     500,000     11,496     13,305      15,282
          4                37,223     500,000    500,000     500,000     14,849     17,770      21,097
          5                47,721     500,000    500,000     500,000     17,949     22,234      27,323

          6                58,743     500,000    500,000     500,000     20,773     26,673      33,985
          7                70,316     500,000    500,000     500,000     23,264     31,028      41,074
          8                82,468     500,000    500,000     500,000     25,349     35,219      48,569
          9                95,228     500,000    500,000     500,000     26,925     39,137      56,420
         10               108,626     500,000    500,000     500,000     27,920     42,695      64,608

         15               186,358     500,000    500,000     500,000     23,303     53,830     112,688
         20               285,566           0    500,000     500,000          0     43,636     176,313
         25               412,183           0          0     500,000          0          0     255,707
         30               573,782           0          0     500,000          0          0     373,740


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2              1,101      2,053       3,050
          3              4,699      6,508       8,486
          4              8,052     10,973      14,300
          5             11,153     15,438      20,527
          6             15,336     21,236      28,548
          7             19,186     26,950      36,996
          8             22,630     32,501      45,850
          9             25,566     37,778      55,061
         10             27,920     42,695      64,608
         15             23,303     53,830     112,688
         20                  0     43,636     176,313
         25                  0          0     255,707
         30                  0          0     373,740



All Amounts are in Dollars


(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year.

                                  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                  POLICY
                                  FEMALE    NONSMOKER    ISSUE AGE 55
                                  PREFERRED -- $8,225 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ----------   --------   --------   ----------

          1                 8,636     500,000    500,000       500,000     5,720      6,122         6,526
          2                17,704     500,000    500,000       500,000    11,285     12,448        13,661
          3                27,226     500,000    500,000       500,000    16,601     18,888        21,371
          4                37,223     500,000    500,000       500,000    21,732     25,511        29,783
          5                47,721     500,000    500,000       500,000    26,649     32,297        38,944

          6                58,743     500,000    500,000       500,000    31,442     39,342        49,028
          7                70,316     500,000    500,000       500,000    36,118     46,666        60,141
          8                82,468     500,000    500,000       500,000    40,675     54,281        72,396
          9                95,228     500,000    500,000       500,000    44,999     62,085        85,805
         10               108,626     500,000    500,000       500,000    49,056     70,056       100,469

         15               186,358     500,000    500,000       500,000    65,543    113,383       199,743
         20               285,566     500,000    500,000       500,000    74,234    163,090       366,409
         25               412,183     500,000    500,000       684,581    65,169    214,454       651,982
         30               573,782     500,000    500,000     1,177,002    21,255    262,934     1,120,954


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ----------
          1                376        778         1,182
          2              4,494      5,657         6,870
          3              9,810     12,097        14,580
          4             14,941     18,720        22,992
          5             19,858     25,506        32,153
          6             26,009     33,909        43,595
          7             32,044     42,592        56,066
          8             37,959     51,564        69,679
          9             43,641     60,727        84,447
         10             49,056     70,056       100,469
         15             65,543    113,383       199,743
         20             74,234    163,090       366,409
         25             65,169    214,454       651,982
         30             21,255    262,934     1,120,954



All Amounts are in Dollars


(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values, Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.83% per year.

                                  PROSPECTUS 2

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M


HOME OFFICE LOCATION:               ADMINISTRATIVE OFFICE:
100 MADISON STREET                  PERSONAL SERVICE CENTER MVLI
SUITE 1860                          350 CHURCH STREET
SYRACUSE, NY 13202                  HARTFORD, CT 06103-1106
(888) 223-1860                      (800) 444-2363


--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

This Prospectus describes LVUL(CV), a flexible premium variable life insurance contract (the "Policy"), offered by Lincoln Life & Annuity Company of New York ("LLANY," "we," "our" or "us").

The Policy features include: flexible premium payments; a choice of one of two death benefit options; a choice of underlying investment options.


It may not be advantageous to replace existing insurance or an annuity contract or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.


The Policy described in this prospectus is available only in New York.


You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account M ("Separate Account"). Each Sub-Account invests in Funds offered through the following:



                - AIM VARIABLE INSURANCE FUNDS



                - ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.



                - AMERICAN FUNDS INSURANCE SERIES



                - BARON CAPITAL FUNDS TRUST



                - DELAWARE VIP TRUST (FORMERLY DELAWARE GROUP PREMIUM FUND)



                - FIDELITY VARIABLE INSURANCE PRODUCTS



                - FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST



                - JANUS ASPEN SERIES



                - LINCOLN NATIONAL FUNDS



                - MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST



                - NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST



                - PUTNAM VARIABLE TRUST



                - SCUDDER VIT FUNDS (FORMERLY DEUTSCHE ASSET MANAGEMENT VIT
                  FUNDS TRUST)



Refer to the "Funds" section in this Prospectus for detail on the particular Funds offered in each Sub-Account.


TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.


                         Prospectus Dated: May 1, 2002

                               TABLE OF CONTENTS


CONTENTS                                  PAGE
- --------                                  ----
HIGHLIGHTS............................       3
  Initial Choices To Be Made..........       3
  Death Benefit.......................       3
  Amount of Premium Payments..........       4
  Selection of Funding Vehicles.......       4
  Insurance Charges and Fees..........       5
  Changes in Specified Amount.........       5
LLANY, THE SEPARATE ACCOUNT AND THE
 GENERAL ACCOUNT......................       6
BUYING VARIABLE LIFE INSURANCE........       7
  Replacements........................       8
APPLICATION...........................       9
OWNERSHIP.............................       9
BENEFICIARY...........................       9
THE POLICY............................      10
  Policy Specifications...............      10
PREMIUM FEATURES......................      10
  Planned Premiums; Additional
   Premiums...........................      10
    Limits on Right to Make Payments
     of Additional and Planned
     Premiums.........................      11
    Premium Load; Net Premium
     Payment..........................      11
RIGHT-TO-EXAMINE PERIOD...............      11
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS.............................      11
  Allocation of Net Premium
   Payments...........................      11
  Transfers...........................      11
  Limits on Frequent Transfers........      12
  Optional Sub-Account Allocation
   Programs...........................      12
    Dollar Cost Averaging.............      12
    Automatic Rebalancing.............      13
POLICY VALUES.........................      13
  Valuation -- Fixed Account and
   Separate Account...................      14
  Allocation of Premium Payments to
   Separate Account...................      14
  Fixed Account and Loan Account
   Value..............................      15
  Accumulation Value..................      15
  Net Accumulation Value..............      15
FUNDS.................................      15
  Substitution of Securities..........      21
  Voting Rights.......................      21
  Fund Participation Agreements.......      21
CHARGES AND FEES......................      21
  Premium Charge......................      22
  Deductions Made Monthly.............      22
    Monthly Deduction.................      22
    Cost of Insurance Charge..........      22
  Mortality and Expense Risk Charge...      23
  Fund Expenses.......................      23
  Surrender Charges...................      27
  Reduction of Charges -- Purchases on
   a Case Basis.......................      28
  Transaction Fee for Excess
   Transfers..........................      28
DEATH BENEFITS........................      28
  Death Benefit Options...............      29
  Changes in Death Benefit Options and
   Specified Amount...................      29



CONTENTS                                  PAGE
- --------                                  ----
  Federal Income Tax Definition of
   Life Insurance.....................      30
NOTICE OF DEATH OF INSURED............      30
PAYMENT OF DEATH BENEFIT PROCEEDS.....      30
  Settlement Options..................      31
POLICY LIQUIDITY......................      31
  Policy Loans........................      32
  Partial Surrender...................      32
  Surrender of the Policy.............      33
    Surrender Value...................      33
  Deferral of Payment and Transfers...      33
ASSIGNMENT; CHANGE OF OWNERSHIP.......      33
LAPSE AND REINSTATEMENT...............      34
  Lapse of a Policy...................      34
  Reinstatement of a Lapsed Policy....      34
COMMUNICATIONS WITH LLANY.............      35
  Proper Written Form.................      35
  Receipt of Written Communications...      35
  Telephone and Other Electronic
   Communications.....................      35
OTHER POLICY PROVISIONS...............      36
  Issuance............................      36
  Date of Coverage....................      36
  Incontestability....................      36
  Misstatement of Age or Gender.......      36
  Suicide.............................      36
  Nonparticipating Policies...........      37
  Riders..............................      37
TAX ISSUES............................      37
  Taxation of Life Insurance Contracts
   in General.........................      37
  Policies Which Are MECS.............      38
  Policies Which Are Not MECS.........      39
  Other Considerations................      40
  Tax Status of LLANY.................      40
FAIR VALUE OF THE POLICY..............      41
DIRECTORS AND OFFICERS OF LLANY.......      41
DISTRIBUTION OF POLICIES..............      43
CHANGES OF INVESTMENT POLICY..........      44
STATE REGULATION......................      44
REPORTS TO OWNERS.....................      44
ADVERTISING...........................      45
LEGAL PROCEEDINGS.....................      45
EXPERTS...............................      45
REGISTRATION STATEMENT................      45
APPENDIX 1: GUARANTEED MAXIMUM COST OF
 INSURANCE RATES......................      46
APPENDIX 2: ILLUSTRATION OF SURRENDER
 CHARGES..............................      47
APPENDIX 3: CORRIDOR PERCENTAGES......      49
APPENDIX 4: ILLUSTRATION OF
 ACCUMULATION VALUES, SURRENDER VALUES
 AND DEATH BENEFIT PROCEEDS...........      50
FINANCIAL STATEMENTS..................
  Separate Account....................     M-1
  Lincoln Life & Annuity Company of
   New York...........................     S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy under which flexible premium payments are permitted and the Death Benefit and Policy values may vary with the investment performance of the funding option(s) selected. Its value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.


                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount depend on the investment results of the funding options you select. Review this Prospectus and the Funds Prospectus to achieve a clear understanding of any fund you are considering.


                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies also provide values that vary in accordance with the investment experience of a separate account of LLANY.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. LLANY reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the two Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.

                    DEATH BENEFIT

                    The Death Benefit is the amount LLANY pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. LLANY calculates the Death Benefit payable as of the date on which the Insured died.

                    When you purchase your Policy, you must choose one of two Death Benefit Options:

                    1) the Specified Amount (as explained in the Death Benefits Section), as found on the Policy's Specification Page; or
                    2) the sum of the Specified Amount and the Net Accumulation Value (as explained in the Policy Values Section).

                    See page 29.


                    If you have borrowed against your Policy or surrendered a portion of your Policy, your Initial Death Benefit will be reduced by the Loan Account balance and any surrendered amount.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 10.


                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the Cost of Insurance increase as the Insured gets older. See page 22.



                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. See page 34.


                    When you first receive your Policy you will have 10 days to look it over. This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. During this period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. See page 11.

                    SELECTION OF FUNDING VEHICLES

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the variable funding options, you assume all the investment risk on that money. This means that if the mutual fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If those funds lose value, so does your Policy. Each fund has its own investment objective. You should carefully read each Fund's prospectus before making your decision.


                    You must choose the Sub-Accounts in which you want to place your Net Premium Payment. These Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. You may also place your Net Premium Payment or part of it into the Fixed Account. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 15.


                    You may also use LLANY's Fixed Account to fund your Policy. Net Premium payments put into the Fixed Account:

                     - become part of LLANY's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at LLANY's discretion. For additional information on the Fixed Account, see page 7.

4
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                    INSURANCE CHARGES AND FEES


                    LLANY may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    We deduct a premium charge of 5% from each Premium Payment. We make monthly deductions for administrative expenses (currently, $10 per month for the first Policy Year and $5 per month afterwards, guaranteed not to exceed $5 after the first Policy Year) along with the Cost of Insurance and any riders that are placed on your Policy. We make daily charges against the Separate Account for mortality and expense risk, at an annual rate of 0.75% for Policy Years 1-10, 0.35% for Policy Years 11-20 and 0.20% for Policy Years 21 and beyond.


                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 23 shows you current expense levels for each Fund.


                    Each Policy Year you may make 12 transfers between funding options without charge. Beyond 12, a $25 fee may apply.


                    You may borrow within described limits against the Policy. You may surrender the Policy in full or withdraw part of its value. Depending on the amount of premium you pay, there may be little, or no, cash value on your Policy to borrow or surrender in the early years.



                    The Surrender Charge is the amount retained by us if you totally surrender your Policy in up to the first 15 Policy years. The maximum Surrender Charge will never exceed $54.00 per $1,000 of Specified Amount.



                    We charge you 2% of the amount withdrawn, but not more than $25, each time you request a partial surrender of your Policy. The length of the surrender charge period varies based on your age at the date of issue or any increase in Specified Amount. See page 27.


                    If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual interest rate is 8%. You may pay that interest or have it added to your loan. LLANY will credit interest on the Loan Account Value at an annual rate equal to the interest rate charged minus 1% for the first ten Policy Years, and thereafter at the annual interest rate charged on the loan.


                    Charges and fees may be reduced in some circumstances where Policies are purchased by corporations and other groups or sponsoring organizations on a case basis. See page 28.


                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount, chosen by the Policy Owner, is the initial Death Benefit.


                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. Such changes will affect other aspects of your Policy. See page 29.



                    If your needs should call for you to increase or decrease your Specified Amount at any time, discuss with your financial adviser the appropriateness of this action and of buying the additional coverage in another type of insurance.

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LLANY, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT


                    LLANY is a life insurance company founded in New York on June 6, 1996. LLANY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life, an Indiana corporation, is owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.


                    Lincoln Life & Annuity Flexible Premium Variable Life Account M ("Account M") is a "separate account" established pursuant to a resolution of the Board of Directors of LLANY. Under New York law, the assets of Account M attributable to the Policies, though LLANY's property, are not chargeable with liabilities of any other business of LLANY and are available first to satisfy LLANY's obligations under the Policies. Account M's income, gains, and losses are credited to or charged against Account M without regard to other income, gains, or losses of LLANY. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account M's or our management, investment practices, or policies. We have other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                    Account M is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day (any day on which the New York Stock Exchange is open), Net Premium Payments allocated to Account M will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account M are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve, are described in FUNDS. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and in compliance with regulatory requirements, if in our sole discretion legal, regulatory, marketing, tax or investment considerations so warrant. In addition, a particular Fund may no be longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a separate account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of LLANY's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.


                    We have assigned full-time staff devoted to the development of Business Continuity Plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We will conduct tests of our capabilities and plans.



                    In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a Policyholder's account. This means we could refuse to honor requests for transfer, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Policyholder, and held in that account until instructions are received from the appropriate Regulator.


BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages. A parent or grandparent may find a policy on the life of a child or grandchild a useful gifting opportunity over a period of years and the basis of an investment program for the donee. A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of funding options available, it is possible to fine tune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see TAX ISSUES), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see DEATH BENEFITS). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs), as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 4) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS




                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy or annuity contract, an applicant should consider a number of factors to determine whether doing so is in his or her best interest. Will any commission be paid to an agent or any other person with respect to the replacement? Is coverage and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. How much of the surrender charge period under your old policy has elapsed? (Your Policy with us will have a new surrender charge period.) Will the surrender charges under this Policy be lower or higher than under the old Policy? The insurance risk under your Policy with us will not start until the prior policy has been deemed surrendered. If you buy this Policy you should consider these and similar matters before deciding to replace this Policy or to withdraw funds from it.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by LLANY.

                    A completed application identifies the prospective Insured and provides sufficient information about the prospective insured to permit LLANY to begin underwriting the risks under the Policy. We require a medical history and examination of the Insured. LLANY may decline to provide insurance, or may place the Insured into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by age of the Insured at his/her nearest birthday and, in most states, gender of the Insured.

                    The applicant will initially select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds, the initial face amount (the Initial Specified Amount) of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, Death Benefit Options). The applicant will also indicate both the frequency and amount of Premium Payments, (see PREMIUM FEATURES), and how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as Owner in the application, and on the Date of Issue will usually be identified as Owner in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insured is the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the life of the Insured under applicable state law. The Owner may be the Insured, or any other natural person or non-natural entity.

                    The Owner is entitled to exercise rights under the Policy so long as the Insured is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner predeceases the Insured, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to LLANY.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to LLANY.

                    Except when LLANY has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while the Insured is living. Any request for a change in the Beneficiary must be in a written form satisfactory to LLANY and submitted to LLANY. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. When LLANY has recorded the change of Beneficiary, it will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect or prejudice LLANY as to any payment made or action taken by LLANY before it was recorded.

                    If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to LLANY. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

THE POLICY

                    The Policy is the life insurance contract described in this Prospectus. The Date of Issue is the date on which LLANY begins life insurance coverage under a Policy. A Policy Year is each twelve month period, beginning on the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued, or the next Valuation Day if that day is not a Valuation Day or is non-existent for that year. On issuance, a life insurance contract (Policy) will be delivered to the Owner. The Owner should promptly review the Policy to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on LLANY's books and records. Mere possession of the Policy does not imply ownership rights. If the Owner loses the Policy, LLANY will issue a replacement on request. LLANY may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a Policy Specifications page, with supporting schedules, stating Policy information including the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insured, the Issue Age, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guaranteed Maximum Cost of Insurance Rates, and the No Lapse Premium.

PREMIUM FEATURES

                    The Policy permits flexible premium payments, meaning that the Owner may select the frequency and the amount of Premium Payments. After the Initial Premium Payment is made there is no minimum premium required, except to maintain the No Lapse Provision. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    Planned Premiums are the amount of premium (as shown in the Policy Specifications) the Applicant chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.

                    Any subsequent Premium Payments (Additional Premiums) must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by LLANY. Planned Premiums may be billed annually, semiannually, or quarterly. Pre-authorized automatic Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied first to reduce Policy Indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and LLANY's right to limit the amount or frequency of Additional Premiums.

                    LLANY may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If LLANY is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    LLANY may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    LLANY deducts 5% from each Premium Payment. This amount, sometimes referred to as premium load, covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by LLANY. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    A policy may be returned to LLANY for cancellation on or before 10 days after delivery to the Owner. This is called the Right-To-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments. However, if a Premium Payment was made by check, there may be a delay until the check clears. Any Premium Payments we receive before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS


                    The allocation of Net Premium Payments among the Fixed Account and the Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages.


                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the Insured reaches Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.


                    Transfer of amounts from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Within 30 days after each anniversary of the Date of Issue, the Owner may transfer up to 20% of the Fixed Account Value (as of the preceding anniversary of the Date of Issue) to one or more Sub-Accounts. The cumulative amount of transfers from the Fixed Account within any such 30 day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary.

                    Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. A $25 fee may apply for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions. LLANY may further limit transfers from the Fixed Account at any time.


                    Transfers must be made in proper written form, unless the Owner has given written authorization to LLANY to accept telephone transactions. Contact our Administrative Office for authorization forms and information on permitted telephone transactions. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effective as of that day. Otherwise, requests will be effective as of the next Valuation Day.


                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests.



                    LIMITS ON FREQUENT TRANSFERS



                    The Policy is not designed to serve as a vehicle for frequent trading, in response to short-term fluctuations in the market. Such frequent trading can disrupt the management of a Fund; increase trading and transaction costs and raise expenses; disrupt planned investment strategies; force unplanned portfolio turnover and adversely affect Fund performance through asset swings that decrease the Fund's ability to provide maximum investment return to all Policy owners. Accordingly, organizations and individuals who use market-timing investment strategies and make frequent transfers should not purchase this Policy.



                    We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization, individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:



                    (1) Not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and



                    (2) Not accepting preauthorized transfer forms from market-timers or other entities acting on behalf or more than one Policy owner at a time.



                    We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners or harm the Funds.


                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    You may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, currently without charge, but may participate in only one program at any time. Transfers under these programs do not count against the 12 transfers per year without charge.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-

                    Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. LLANY may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form; or (4) if the Policy is surrendered.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until you change it. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone if adequately authenticated.

POLICY VALUES

                    The Accumulation Value is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to pay for Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require additional premium payments beyond those expected to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if additional premium payments must be made to avoid lapse of the Policy.


                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units credited to the Policy, current Accumulation Unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    VALUATION -- FIXED ACCOUNT AND SEPARATE ACCOUNT



                    The portion of a Premium Payment remaining after deduction of the premium charge is the "Net Premium Payment", and is available for allocation to the Fixed Account and/or the Separate Account, at your direction. We credit Net Premium Payments to the Policy as of the date they are received. (See "Communications with LLANY" for an explanation of how we determine when we have "received" a premium payment.)



                    ALLOCATION OF PREMIUM PAYMENTS TO SEPARATE ACCOUNT



                    NUMBER OF UNITS. When you make premium payments, the portion you allocate to each Sub-Account of the Separate Account is converted into units of measure we call "Variable Accumulation Units". The number of these units we credit to you for each Sub-Account is determined by dividing the amount you allocated to that Sub-Account by the value of a Variable Accumulation Unit for that Sub-Account on the Valuation Day on which the Premium Payment is received at our Administrative Office, if it is received before 4:00 PM, New York time. If received at or after 4:00 PM, New York time, we will use the value of a Variable Accumulation Unit computed on the next Valuation Day.



                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. That value may vary from Valuation Period to Valuation Period to reflect the investment experience of the portfolio or fund used in a particular Sub-Account and fees charged under the Policy.



                    VALUATION DAY; VALUATION PERIOD. Variable Accumulation Units will be valued once daily as of the close of trading, normally 4:00 PM, New York time, on each day that the New York Stock Exchange (NYSE) is open and trading is unrestricted ("Valuation Day"). On any day other than a Valuation Day, the Variable Accumulation Unit value will not change. A "Valuation Period" is the period starting at the close of trading on the NYSE on a Valuation Day, and ending at the close of trading on the next Valuation Day.



                    PER-UNIT VALUATION. To determine your Separate Account Value on each Valuation Day we must first calculate the value of a Variable Accumulation Unit for each Sub-Account. The beginning value for each Sub-Account is established at the inception of the Sub-Account, at an arbitrary amount. Thereafter it may increase or decrease from Valuation Period to Valuation period.



                    We determine each Variable Accumulation Unit value after the first as follows:



                    (1) We calculate the total value of the Fund shares held in the Sub-Account by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and then by adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period;



                    (2) Next, we SUBTRACT the liabilities of the Sub-Account at the end of the Valuation Period. These liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine results from the operation of the Separate Account; and



                    (3) We divide the result by the number of Variable Accumulation Units outstanding at the beginning of the Valuation Period.

                    In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.



                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value, on the date of such deduction, equal to the total amount by which the Sub-Account is reduced.


                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Separate Account. LLANY guarantees the Fixed Account Value.


                    ACCUMULATION VALUE



                    The "Accumulation Value" of a Policy is determined by:



                    (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value; and



                    (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and



                    (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.


                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS


                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of one of the trusts or corporations listed below. A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, investment results may vary.



                    The portfolios, their investment advisers and objectives, and the Funds within each that are available under the Policies are listed below. Additional information is available in each Fund's Prospectus.



                    AIM VARIABLE INSURANCE FUNDS is advised by A I M Advisors, Inc.



                        AIM V.I. GROWTH FUND (SERIES I): Seeks growth of capital.



                        AIM V.I. INTERNATIONAL GROWTH FUND (SERIES I) (FORMERLY AIM V.I. INTERNATIONAL EQUITY FUND): Seeks to provide long-term growth of capital.

                        AIM V.I. PREMIER EQUITY FUND (SERIES I) (FORMERLY AIM V.I. VALUE FUND): Seeks to achieve long-term growth of capital. Income is a secondary objective.



                    ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. is advised by Alliance Capital Management, L.P.



                        ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS A):
                        Seeks long-term growth of capital. The portfolio invests primarily in a diversified portfolio of equity securities of companies with relatively small market capitalizations. Under normal circumstances, the portfolio will invest at least 65% of its total assets in these types of securities. The portfolio's investment policies emphasize investment in companies that are determined to be undervalued, using a fundamental value approach.



                        GROWTH AND INCOME PORTFOLIO (CLASS A): Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio may also invest in fixed-income securities and convertible securities.



                        PREMIER GROWTH PORTFOLIO (CLASS A): Seeks long-term growth of capital by pursuing aggressive investment policies. The portfolio invests predominately in the equity securities of a limited number of large, carefully selected high-quality U.S. companies that are judged likely to achieve superior earnings growth.



                        TECHNOLOGY PORTFOLIO (CLASS A): Seeks to emphasize growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).



                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company.



                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.



                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                    BARON CAPITAL FUNDS TRUST is advised by BAMCO, Inc.



                        BARON CAPITAL ASSET FUND (INSURANCE SHARES): The investment objective is to purchase stocks, judged by the advisor, to have the potential of increasing their value at least 50% over two subsequent years, although that goal may not be achieved.



                    DELAWARE VIP TRUST (FORMERLY DELAWARE GROUP PREMIUM FUND) is advised by Delaware International Advisers, Ltd. for the Emerging Markets Series, and Delaware Management Company for all of the other Series.



                        DEVON SERIES (STANDARD CLASS): Seeks total return by investing primarily in common stocks that the Investment Manager believes have the potential for above-average earnings per share growth over time combined with a high degree of earnings consistency.



                        EMERGING MARKETS SERIES (STANDARD CLASS): Seeks long-term capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in investments of emerging market issuers.



                        HIGH YIELD SERIES (STANDARD CLASS): Seeks total return and, as a secondary objective, high current income. Under normal circumstances, the Series will invest at least 80% of its net assets in fixed income securities rated at the time of purchase BB or lower by S&P or similarly rated by another NRSRO or, if unrated, judged to be of comparable quality.



                        LARGE CAP VALUE SERIES (STANDARD CLASS) (FORMERLY GROWTH AND INCOME SERIES): Seeks capital appreciation with current income as a secondary objective. Under normal circumstances, at least 80% of the Series' net assets will be in investments of large cap companies. Management considers buying a stock when they believe it is undervalued and has the potential to increase in price as the market realizes its true value.



                        REIT SERIES (STANDARD CLASS): Seeks to achieve maximum long-term total return with capital appreciation as a secondary objective. Under normal circumstances, the Series will invest at least 80% of its net assets in investments of real estate investment trusts (REITs).



                        SMALL CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation by investing primarily in stocks of companies whose market values appear low relative to underlying value or future earnings and growth potential. Under normal circumstances, at least 80% of the Series' net assets will be in investments of small cap companies.



                        TREND SERIES (STANDARD CLASS): Seeks long-term capital appreciationby investing primarily in stocks of small growth oriented or emerging companies that, in the management team's view, are responsive to changes within the marketplace and have the fundamental characteristics to support continued growth.



                        U.S. GROWTH SERIES (STANDARD CLASS): Seeks to maximize capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in U.S. investments. Investment management looks for stocks with low dividend yields, strong balance sheets, and high expected earnings growth rates as compared to other companies in the same industry.

                    FIDELITY VARIABLE INSURANCE PRODUCTS is advised by Fidelity Management and Research Company.



                        CONTRAFUND PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation by investing primarily in securities of companies whose value the adviser believes is not fully recognized by the public.



                        GROWTH PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation. The portfolio normally purchases common stocks.



                        GROWTH OPPORTUNITIES PORTFOLIO (SERVICE CLASS): Seeks capital growth by investing primarily in common stocks.



                        HIGH INCOME PORTFOLIO (SERVICE CLASS): Seeks high current income by investing at least 65% of total assets in income-producing debt securities, with an emphasis on lower quality securities.



                        OVERSEAS PORTFOLIO (SERVICE CLASS): Seeks long term growth of capital by investing mainly in foreign securities.



                    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST is advised by Templeton Investment Counsel, LLC for the Templeton Foreign Securities Fund, Templeton Global Advisors Limited for the Templeton Growth Securities Fund, and Franklin Advisers, Inc. for the Franklin Small Cap Fund.



                        TEMPLETON FOREIGN SECURITIES FUND (CLASS 2) (FORMERLY TEMPLETON INTERNATIONAL SECURITIES FUND): Seeks long-term capital growth. Invests primarily in stocks of companies outside the United States, including those in emerging markets.



                        TEMPLETON GROWTH SECURITIES FUND (CLASS 2): Seeks long-term capital growth. Invests primarily in stocks of companies of any nations, including those in the U.S. and emerging markets.



                        FRANKLIN SMALL CAP FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in equity securities of U.S. small cap companies, with market cap values not exceeding (1) $1.5 billion, or (2) the highest market cap value in the Russell 2000 Index, whichever is greater, at the time of purchase. The fund may continue to hold an investment for furthercapital growth opportunities even if the company is no longer considered a small cap company.



                    JANUS ASPEN SERIES is advised by Janus Capital Management
                    LLC.



                        AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.



                        BALANCED PORTFOLIO (INSTITUTIONAL SHARES): Seeks long-term capital growth, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.



                        GLOBAL TECHNOLOGY PORTFOLIO (SERVICE SHARES): Seek long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets in securities of companies that the portfolio manager believes will benefit significantly from advances or improvements in technology. It implements this policy by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential.



                        WORLDWIDE GROWTH PORTFOLIO (INSTITUTIONAL SHARES): Seek long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.



                    LINCOLN NATIONAL FUNDS (LN) are advised by Delaware Management Company.



                        LN AGGRESSIVE GROWTH FUND, INC.: Seeks to maximize capital appreciation. The fund invests in stocks of small, lesser-known companies, which have a chance to grow significantly in a short time.



                        LN BOND FUND, INC.: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium and long-term corporate and government bonds.



                        LN CAPITAL APPRECIATION FUND, INC.: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund primarily buys stocks in a large number of companies of all sizes if the companies are competing well and if their products or services are in high demand. It may also buy some money market securities and bonds, including junk bonds.



                        LN EQUITY INCOME, INC.: Seeks reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-income stocks with some high-yielding bonds (including junk bonds).



                        LN GLOBAL ASSET ALLOCATION FUND, INC.: Long-term return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of the U. S. and foreign insurers.



                        LN INTERNATIONAL FUND, INC.: Long-term capital appreciation. The fund trades in securities issued outside the United States -- mostly stocks, with an occasional bond or money market security.



                        LN MONEY MARKET FUND, INC.: Seeks maximum current income consistent with the preservation of capital. The fund invests in high quality, short-term obligations issued by U.S. corporations, the U.S. government, and federally chartered banks and U.S. branches of foreign banks.



                        LN SOCIAL AWARENESS FUND, INC.: Long-term capital appreciation. The fund buys stocks of established companies which adhere to certain specific social criteria.



                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST is advised by Massachusetts Financial Services Company.



                        CAPITAL OPPORTUNITIES SERIES (INITIAL CLASS): Seeks capital appreciation.



                        EMERGING GROWTH SERIES (INITIAL CLASS): Seeks to provide long-term growth of capital.



                        TOTAL RETURN SERIES (INITIAL CLASS): Seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

                        UTILITIES SERIES (INITIAL CLASS): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).



                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST is advised by Neuberger Berman Management Incorporated.



                        MID-CAP GROWTH PORTFOLIO: Seeks growth of capital by investing primarily in common stocks of mid-capitalization companies, using a growth-oriented investment approach.



                        PARTNERS PORTFOLIO: Seeks capital growth by investing mainly in common stocks of mid- to large capitalization established companies using the value-oriented investment approach.



                        REGENCY PORTFOLIO: Seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The portfolio seeks to reduce risk by diversifying among different companies and industries.



                    PUTNAM VARIABLE TRUST is advised by Putnam Investment Management, L.L.C.



                        GROWTH & INCOME FUND (CLASS IB): Seeks capital growth and current income by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both.



                        HEALTH SCIENCES (CLASS IB): Seeks capital appreciation by investing primarily in common stocks of the companies in the health sciences industry.



                    SCUDDER VIT FUNDS TRUST (FORMERLY DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST) is advised by Deutsche Asset
                    Management, Inc.



                        EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND: The fund seeks to replicate as closely as possible, before expenses, the total return of the Morgan Stanley Capital International (MSCI) EAFE-Registered Trademark- Index (EAFE-Registered Trademark- Index) which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.



                        EQUITY 500 INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Price Index (S&P 500 Index), which emphasizes stocks of large U. S. companies.



                        SMALL CAP INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (Russell 2000 Index), which emphasizes stocks of small U. S. companies.



                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Also, take note that during extended periods of low interest rates, the yields of Money Market sub-accounts may become extremely low, and possibly negative. Please review the prospectuses carefully.


                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments with prior approval of the New York Insurance Department. The right to select among Funds will be limited by the terms and conditions imposed by LLANY (See ALLOCATION OF NET PREMIUM PAYMENTS). LLANY may make these changes (including substitutions) for some or all classes of policy holders.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account, or if in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion, we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission. Substitute Funds may have higher charges than the Funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. We may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    LLANY will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. LLANY will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    To determine how many votes each policy owner is entitled to direct with respect to a Fund, first we will calculate the dollar amount of your account value attributable to that Fund. Second, we will divide that amount by $100.00. The result is the number of votes you may direct.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Fund not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    FUND PARTICIPATION AGREEMENTS


                    In order to make the Funds available, LLANY has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, LLANY must perform certain administrative services for the Fund advisors or distributors. For these administrative functions, LLANY may be compensated by the Fund at annual rates of between .10% and .35% of the assets attributable to the Policies.


CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur. LLANY may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    The nature and amount of these charges are as follows:



                    PREMIUM CHARGE



                    We deduct a premium charge of 5% of each Premium Payment. This amount, sometimes referred to as "premium load", is intended to cover a portion of our state premium tax expenses, certain federal tax liabilities resulting from the receipt of premiums, and a portion of our distribution expenses.


                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deductions, including the Cost of Insurance Charge and charges for supplemental riders or benefits, if any, are deducted proportionately from the Net Accumulation Value of each underlying investment subject to the charge. For Sub-Accounts, Accumulation Units are canceled and the value of the canceled Units withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the "Monthly Anniversary Day", the Date of Issue and the same day of each month thereafter, or if there is no such date in a given month, then the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period (Grace Period) to make a payment sufficient to cover that deduction. (See LAPSE AND REINSTATEMENT Lapse of a Policy).

                    MONTHLY DEDUCTION

                    There is a flat dollar Monthly Deduction of $10 until the first Policy Anniversary and, currently, $5 thereafter (guaranteed not to exceed $5 after the first Policy Year).

                    These charges compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The Cost of Insurance is the portion of the Monthly Deduction designed to compensate LLANY for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, policy duration, underwriting category and gender (in accordance with state law) of the Insured and the current Net Amount at Risk. The Net Amount at Risk is the Death Benefit minus the Accumulation Value. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insured ages, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the beginning of the Policy Month by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the beginning of the Policy Month and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Cost of Insurance Rates are in Appendix 3.

                    MORTALITY AND EXPENSE RISK CHARGE

                    LLANY deducts a daily charge as a percentage of the assets of the Separate Account as a mortality and expense risk charge. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is guaranteed at an annual rate of 0.75% in Policy Years 1-10, 0.35% in Policy Years 11-20 and 0.20% in Policy Years 21 and beyond.

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for a class of shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                                      PORTFOLIO EXPENSE TABLE


                                                                                               TOTAL
                                                                                               ANNUAL                  TOTAL FUND
                                                                                                FUND                   OPERATING
                                                                                             OPERATING                  EXPENSES
                                                                                              EXPENSES      TOTAL         WITH
                                                                                              WITHOUT      WAIVERS      WAIVERS
                                                         MANAGEMENT     12(B)1     OTHER     WAIVERS OR      AND          AND
                                       FUND                FEES(1)       FEE      EXPENSES   REDUCTIONS   REDUCTIONS   REDUCTIONS
                            ---------------------------  -----------   --------   --------   ----------   ----------   ----------
                            AIM V.I. Growth Fund
                              (Series I)...............     0.62%         N/A       0.26%       0.88%         N/A         0.88%
                            AIM V.I. International
                              Growth Fund
                              (Series I) (2)...........     0.73          N/A       0.32        1.05          N/A         1.05
                            AIM V.I. Premier Equity
                              Fund (Series I) (2)......     0.60          N/A       0.25        0.85          N/A         0.85
                            Alliance VPS
                              AllianceBernstein Small
                              Cap Value Portfolio
                              (Class A) (3)............     1.00          N/A       1.65        2.65        (1.45%)       1.20
                            Alliance VPS Growth and
                              Income Portfolio
                              (Class A)................     0.63          N/A       0.04        0.67          N/A         0.67
                            Alliance VPS Premier Growth
                              Portfolio (Class A)......     1.00          N/A       0.04        1.04          N/A         1.04
                            Alliance VPS Technology
                              Portfolio (Class A)......     1.00          N/A       0.08        1.08          N/A         1.08
                            AFIS Global Small
                              Capitalization Fund
                              (Class 2)................     0.80         0.25%      0.03        1.08          N/A         1.08
                            AFIS Growth Fund
                              (Class 2)................     0.37         0.25       0.01        0.63          N/A         0.63
                            AFIS Growth-Income Fund
                              (Class 2)................     0.33         0.25       0.02        0.60          N/A         0.60
                            AFIS International Fund
                              (Class 2)................     0.55         0.25       0.06        0.86          N/A         0.86
                            Baron Capital Asset
                              Fund -- (Insurance
                              Shares) (4)..............     1.00         0.25       0.34        1.59        (0.09)        1.50
                            Delaware VIP Devon
                              Series (Standard
                              Class) (5)...............     0.65          N/A       0.07        0.72          N/A         0.72
                            Delaware VIP Emerging
                              Markets Series (Standard
                              Class) (6)...............     1.25          N/A       0.20        1.45          N/A         1.45
                            Delaware VIP High Yield
                              Series (Standard
                              Class) (7)...............     0.65          N/A       0.14        0.79          N/A         0.79
                            Delaware VIP Large Cap
                              Value Series (Standard
                              Class) (8)...............     0.65          N/A       0.08        0.73        (0.05)        0.68
                            Delaware VIP REIT
                              Series (Standard
                              Class) (9)...............     0.75          N/A       0.14        0.89          N/A         0.89
                            Delaware VIP Small Cap
                              Value Series (Standard
                              Class) (10)..............     0.75          N/A       0.11        0.86          N/A         0.86
                            Delaware VIP Trend
                              Series (Standard
                              Class) (11)..............     0.74          N/A       0.16        0.90          N/A         0.90

                                                                                               TOTAL
                                                                                               ANNUAL                  TOTAL FUND
                                                                                                FUND                   OPERATING
                                                                                             OPERATING                  EXPENSES
                                                                                              EXPENSES      TOTAL         WITH
                                                                                              WITHOUT      WAIVERS      WAIVERS
                                                         MANAGEMENT     12(B)1     OTHER     WAIVERS OR      AND          AND
                                       FUND                FEES(1)       FEE      EXPENSES   REDUCTIONS   REDUCTIONS   REDUCTIONS
                            ---------------------------  -----------   --------   --------   ----------   ----------   ----------
                            Delaware VIP U.S. Growth
                              Series (Standard
                              Class) (12)..............     0.65          N/A       0.21        0.86        (0.06)        0.80
                            Fidelity VIP Contrafund
                              Portfolio (Service
                              Class) (13)..............     0.58         0.10       0.10        0.78          N/A         0.78
                            Fidelity VIP Growth
                              Portfolio (Service
                              Class) (13)..............     0.58         0.10       0.10        0.78          N/A         0.78
                            Fidelity VIP Growth
                              Opportunities Portfolio
                              (Service Class) (13).....     0.58         0.10       0.11        0.79          N/A         0.79
                            Fidelity VIP High Income
                              Portfolio (Service
                              Class)...................     0.58         0.10       0.13        0.81          N/A         0.81
                            Fidelity VIP Overseas
                              Portfolio (Service
                              Class) (13)..............     0.73%        0.10%      0.20%       1.03%         N/A         1.03%
                            FTVIP Templeton Foreign
                              Securities Fund
                              (Class 2) (14,15)........     0.69         0.25       0.22        1.16        (0.01%)       1.15
                            FTVIP Templeton Growth
                              Securities Fund
                              (Class 2) (15,16)........     0.80         0.25       0.05        1.10          N/A         1.10
                            FTVIP Franklin Small Cap
                              Fund (Class 1) (17)......     0.53          N/A       0.31        0.84        (0.08)        0.76
                            Janus Aspen
                              Series Aggressive Growth
                              Portfolio (Service
                              Shares)..................     0.65         0.25       0.02        0.92          N/A         0.92
                            Janus Aspen
                              Series Balanced Portfolio
                              (Institutional Shares)...     0.65          N/A       0.01        0.66          N/A         0.66
                            Janus Aspen Series Global
                              Technology Portfolio
                              (Service Shares).........     0.65         0.25       0.05        0.95          N/A         0.95
                            Janus Aspen
                              Series Worldwide Growth
                              Portfolio (Institutional
                              Shares)..................     0.65          N/A       0.04        0.69          N/A         0.69
                            LN Aggressive Growth
                              Fund, Inc................     0.72          N/A       0.09        0.81          N/A         0.81
                            LN Bond Fund, Inc..........     0.42          N/A       0.11        0.53          N/A         0.53
                            LN Capital Appreciation
                              Fund, Inc................     0.72          N/A       0.06        0.78          N/A         0.78
                            LN Equity Income
                              Fund, Inc................     0.73          N/A       0.07        0.80          N/A         0.80
                            LN Global Asset Allocation
                              Fund, Inc................     0.73          N/A       0.23        0.96          N/A         0.96
                            LN International
                              Fund, Inc................     0.84          N/A       0.15        0.99          N/A         0.99
                            LN Money Market
                              Fund, Inc................     0.45          N/A       0.09        0.54          N/A         0.54
                            LN Social Awareness
                              Fund, Inc................     0.34          N/A       0.06        0.40          N/A         0.40
                            MFS-Registered Trademark-
                              VIT Capital Opportunities
                              Series (Initial
                              Class) (18,19)...........     0.75          N/A       0.21        0.96        (0.05)        0.91
                            MFS-Registered Trademark-
                              VIT Emerging Growth
                              Series (Initial
                              Class) (18)..............     0.75          N/A       0.12        0.87          N/A         0.87
                            MFS-Registered Trademark-
                              VIT Total Return Series
                              (Initial Class) (18).....     0.75          N/A       0.14        0.89          N/A         0.89
                            MFS-Registered Trademark-
                              VIT Utilities Series
                              (Initial Class) (18).....     0.75          N/A       0.18        0.93          N/A         0.93
                            Neuberger Berman AMT
                              Mid-Cap Growth
                              Portfolio................     0.84          N/A       0.07        0.91          N/A         0.91
                            Neuberger Berman AMT
                              Partners Portfolio.......     0.82          N/A       0.05        0.87          N/A         0.87
                            Neuberger Berman AMT
                              Regency Portfolio
                              (20,21)..................     0.85          N/A       0.84        1.69        (0.19)        1.50
                            Putnam VT Growth & Income
                              Fund (Class IB)..........     0.46         0.25       0.05        0.76          N/A         0.76
                            Putnam VT Health Sciences
                              Fund (Class IB)..........     0.70         0.25       0.09        1.04          N/A         1.04
                            Scudder VIT
                             EAFE-Registered Trademark-
                              Equity Index Fund (22)...     0.45          N/A       0.36        0.81        (0.16)        0.65
                            Scudder VIT Equity 500
                              Index Fund (22)..........     0.20          N/A       0.11        0.31        (0.01)        0.30
                            Scudder VIT Small Cap Index
                              Fund (22)................     0.35          N/A       0.28        0.63        (0.18)        0.45


                     ---------------------------------------------------

                     (1) Certain of the Portfolio advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors. Some advisers pay higher fees than others.

                     (2) Effective May 1, 2002 the following Funds' names will change from AIM V.I. International Equity Fund and AIM V.I. Value Fund to AIM V.I. International Growth Fund and AIM V.I. Premier Equity Fund, respectively.



                     (3) For the period May 1, 2001 through April 30, 2002, the Adviser waived and/or reimbursed certain expenses of the Portfolio. With the waiver/reimbursement the Management Fees, 12b-1 Fees, Other Expenses and Total Expenses were 0.00%, 0.00%, 0.95% and 0.95%
                           respectively. Effective May 1, 2002, the adviser has voluntarily agreed to waive and/or reimburse certain expenses of the AllianceBernstein Small Cap Value Portfolio to the extent that total expenses will not exceed 1.20%. Without the waiver/reimbursement, the estimated Management Fees, 12b-1 Fees, Other Expenses and Total Expenses for the Small Cap Value Portfolio would be 1.00%, 0.00%, 1.65% and 2.65% respectively.



                     (4) The Adviser is contractually obligated to reduce its fee to the extent required to limit Baron Capital Asset Fund's total operating expenses to 1.5% for the first $250 million of assets in the Fund, 1.35% for Fund assets over $250 million and 1.25% for Fund assets over $500 million. Without the expense limitations, total operating expenses for the Fund for the period January 1, 2001 through December 31, 2001 would have been 1.59%.



                     (5) The investment advisor for the Delaware VIP Devon Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses would not exceed 0.80%. Effective
                           May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million, all per year.



                     (6) The investment advisor for the Delaware VIP Emerging Markets Series is Delaware International Advisers Ltd. ("DIAL"). For the period May 1, 2001 through April 30, 2002, the advisor agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses would not exceed 1.50%. Effective May 1, 2002 through
                           April 30, 2003, DIAL has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 1.50%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 1.25% on the first $500 million, 1.20% on the next $500 million, 1.15% on the next $1,500 million, 1.10% on assets in excess of $2,500 million, all per year.



                     (7) The investment advisor for the Delaware VIP High Yield Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses would not exceed 0.80%. Effective
                           May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million, all per year.



                     (8) The investment advisor for the Delaware VIP Large Cap Value Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.80%. Without such an arrangement, the total operating expense for the Series would have been 0.73% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million, all per year. DMC has voluntarily elected to waive its management fee for this Series to 0.60% indefinitely.



                     (9) The investment advisor for the Delaware VIP REIT Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.89% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.



                     (10) The investment advisor for the Delaware VIP Small Cap Value Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.86% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.



                     (11) The investment advisor for the Delaware VIP Trend Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.90% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.



                     (12) The investment advisor for the Delaware VIP US Growth Series is Delaware Management Company ("DMC"). For the period May 1, 2001 through April 30, 2002, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses would not exceed 0.75%. Without such an arrangement, the total operating expense for the Series would have been 0.86% for the fiscal year 2001. Effective May 1, 2002 through April 30, 2003, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million, all per year.



                     (13) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.



                     (14) The manager had agreed in advance to make an estimated reduction of 0.01% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Without this reduction the total annual fund operating expense would be 1.16%.



                     (15) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.



                     (16) The Fund administration fee is paid indirectly through the management fee.



                     (17) The manager had agreed in advance to make an estimated reduction of 0.08% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. Without this reduction the total annual fund operating expense would be 0.84%.



                     (18) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would be lower for certain series and would equal: 0.86% for Emerging Growth Series; .90% for Capital Opportunities Series; 0.89% for Research Series and Investors Trust Series; 0.88% for Total Return Series; 0.92% for Utilities Series; and 0.90% for Strategic Income Series.



                     (19) MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the following percentages of the average daily net assets of the series during the current fiscal year: 0.15% for Capital Opportunities Series and Strategic Income Series. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversee the series.



                     (20) Expenses reflect expense reimbursement. Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2005 to reimburse certain operating expenses, including the compensation of NBMI (except with respect to Balanced, Limited Maturity Bond, Mid-Cap Growth and Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.50% of the average daily net asset value of the Regency Portfolio. Absent such reimbursement, Total Annual Expenses for the year ended December 31, 2001 would have been 1.69% for the Regency Portfolio. The expense reimbursement arrangements for the Regency Portfolio is contractual for three years and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.



                     (21) The Regency Portfolio commenced operations in August 2001; the expense figures for this Portfolio is estimated.



                     (22) Under the Advisory Agreement with Deutsche Asset Management, Inc. (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the Equity 500 Index Fund, 0.35% of the average daily net assets of the Small Cap Index Fund and 0.45% of the average daily net assets of the EAFE Equity Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the funds for certain expenses so that the fund's total operating expenses will not exceed 0.30% for the Equity 500 Index Fund, 0.45% for the Small Cap Index Fund and 0.65% for the EAFE Equity Index Fund. Without the reimbursement to the funds for the year ended December 31, 2001, total expenses would have been 0.31% for the Equity 500 Index Fund, 0.63% for the Small Cap Fund and 0.81% for the EAFE Equity Index Fund. These reimbursements will be terminated no earlier than December 31, 2002.


                    SURRENDER CHARGES

                    A generally declining "Surrender Charge" may apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insured, the number of years since the Date of Issue, and Specified Amount. The length of the Surrender Charge period varies based on the Age of the Insured on the date of issue or date of increase in Specified Amount as follows:

                            AGE     SURRENDER CHARGE PERIOD
                            ----    -----------------------
                            0-50            15 years
                             51             14 years
                             52             13 years
                             53             12 years
                             54             11 years
                            55+             10 years

                    The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs and is retained by LLANY. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 2.

                    The Surrender Charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of face amount, it is higher for older than for younger issue ages. The Surrender Charge cannot exceed Policy value. All Surrender Charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 4 for issue ages 45 and 55.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified

                    Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. LLANY may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of 2% of the amount withdrawn (not to exceed $25) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrender may result in tax implications. (SEE TAX
                    ISSUES)

                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the general account of LLANY, which supports insurance and annuity obligations.

                    REDUCTION OF CHARGES -- PURCHASES ON A CASE BASIS

                    This Policy is available for purchases by corporations and other groups or sponsoring organizations on a case basis. LLANY reserves the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual policies and any other circumstances which LLANY believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by LLANY on a uniform Case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policy Owners funded by Account M.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    LLANY reserves the right to impose a charge for each transfer request in excess of 12 in any Policy Year. A single transfer request may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the death of the Insured, in accordance with the Death Benefit Option selected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $100,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page.

                    The applicant must select the Specified Amount of the Death Benefit, which may not be less than $100,000, and the Death Benefit Option. The two Death Benefit Options are

28
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                    described below. The applicant must consider a number of
                    factors in selecting the Specified Amount, including the amount of proceeds required when the Insured dies and the Owner's ability to make Premium Payments. The ability of the Owner to support the Policy, particularly in later years, is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted each month from the value of the Policy to pay the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available under the Policy. Regardless of which Death Benefit Option you choose, the Death Benefit Proceeds payable under the Policy is the greater of (a) the amount determined under the Death Benefit Option in effect on the date of the Insured's Death, less (in each case) any indebtedness under the Policy or (b) an amount determined by LLANY equal to that required by Internal Revenue Service Code to maintain the Policy as a life insurance policy, also referred to as the "Corridor Death Benefit".

                    The Corridor Death Benefit is the applicable percentage (the Corridor Percentage) of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the insured reaches Age 40 and decreases in accordance with the table in Appendix 3 to 100% when the Insured reaches Age 95.


                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $100,000). If
                    Option 1 is selected, the Policy pays level Death Benefit Proceeds unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance).



                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Insured's death, less any loan interest accrued but not yet charged. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.


                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Under Option 1, any Surrender Value at the time of the Insured's Death will revert to LLANY.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to us.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount will be reduced by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 2 to Death Benefit
                    Option 1, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    If you want to increase your Specified Amount, you should note that an increase normally triggers a number of additional requirements, such as a separate surrender charge period, higher surrender charges overall, and a new incontestability period. Before requesting an increase in Specified Amount, consult your financial adviser to determine whether an increase is appropriate for your particular situation.


                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    We may decline any request for a change between Death Benefit Options or increase in the Specified Amount. We may also decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by LLANY, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 3.

NOTICE OF DEATH OF INSURED

                    Due Proof of Death must be furnished to LLANY at the Administrative Office as soon as reasonably practical after the death of the Insured, the person whose life is insured under the Policy. Due Proof of Death must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to LLANY.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary, after receipt at the Administrative Office of Due Proof of Death of the Insured. The amount of the Death Benefit Proceeds under Option 2 will be determined as of the date of the Insured's death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.


                    We offer a checkbook service in which the Death Benefit proceeds are transferred into an interest-bearing account, in the Beneficiary's name as owner of the account. Your Beneficiary has quick access to the funds and is the only one authorized to transfer funds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened.


                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds or in which the Owner may choose to receive payments upon the surrender of the Policy.

                    The Owner may elect or change a Settlement Option while the insured is alive; If the Owner has not irrevocably selected a Settlement Option, the Beneficiary may do so within 90 days after the Insured dies. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                       The first Settlement Option is an annuity for the lifetime of the payee.

                       The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                       Under the third Settlement Option, LLANY makes monthly payments for a stated number of years, at least five but no more than thirty.

                       Under the fourth Settlement Option, LLANY pays at least 3% interest annually on the sum left on deposit, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by LLANY at the time of election may also be selected.

POLICY LIQUIDITY


                    The accumulated value of the Policy is available for loans or withdrawals. Subject to certain limitations, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value. Note, however, that in the earlier Policy Years, depending on the Premium Payments made, or if the Owner has requested a substantial reduction in Specified Amount, there may be little or no Surrender Value available.

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                    POLICY LOANS

                    The Owner may at any time borrow in the aggregate up to 100% of the Surrender Value at the time a Policy Loan is made. LLANY may, however, limit the amount of the loan so that the total Policy indebtedness will not exceed 90% of the amount of the Accumulation Value less any Surrender Charge that would be imposed on a full surrender. The Owner must execute a loan agreement and assign the Policy to LLANY free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or the Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and is payable to LLANY (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred proportionately from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    LLANY credits interest to the Loan Account Value of 7% in Policy Years 1-10 and 8% thereafter, so the net cost of a Policy Loan is 1% in years 1-10 and 0% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts (including for this purpose the Fixed Account), transfers from each for loans and loan interest will be made in proportion to the assets in each such Sub-Account at that time, unless LLANY is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time while the Insured is alive by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. A transaction fee of 2% of the amount withdrawn (not to exceed $25) is charged for each partial surrender. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $100,000, the partial surrender will not be permitted by LLANY. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless LLANY is instructed otherwise in proper written form at the Administrative Office. LLANY may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY


                    You may surrender the Policy at any time on surrender of the Policy, LLANY will pay you, or your assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. If the owner makes a full surrender, all coverage under the policy will automatically terminate and may not be reinstated. Please note that if you surrender your Policy in its early years, you may receive little or no cash value.



                    We offer a personalized checkbook service for surrenders of your Policy. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately -- even a check for the entire amount.


                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount you can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 4.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any of the Sub-Accounts will generally be made within seven days. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While the Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to LLANY at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as the Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY


                    If at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy. The Net Accumulation Value may be insufficient to pay the cost of insurance
                    (1) because it has been exhausted by earlier deductions,
                    (2) due to poor investment performance,
                    (3) due to partial surrenders,
                    (4) due to indebtedness for Policy Loans,
                    (5) due to substantial reductions in Specified Amount,
                    (6) due to the terms of certain Riders added to the Policy, or
                    (7) because of some combination of these factors.


                    If LLANY has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, LLANY will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to LLANY on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the Grace Period), then the policy shall terminate and all coverage under the policy shall lapse without value.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of the insured is furnished to LLANY and it agrees to accept the risk, (d) LLANY receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which LLANY approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following LLANY approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LLANY

                    PROPER WRITTEN FORM


                    Whenever this Prospectus refers to a communication "in proper written form," it means a written document, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office. You may also send your request by facsimile.



                    We will process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper written form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and the Company.



                    RECEIPT OF WRITTEN COMMUNICATIONS



                    Once your Policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the mailing address that appears in this Prospectus. Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form before 4:00 p.m. Eastern time on a business day will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request on or after 4:00 p.m. Eastern time on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.



                    Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.



                    TELEPHONE AND OTHER ELECTRONIC COMMUNICATIONS



                    We allow telephone and other electronic transactions only when you provide us proper written authorization. To effect a permitted transaction using the telephone or other electronic means, the Owner, or his/her authorized representative, may have to provide the following: Policy number, partial Social Security number, personal identification number (PIN), and/or such other information as we may require to verify the identity and authority of the caller. We disclaim all liability for losses and other consequences resulting from unauthorized or fraudulent telephone or electronic transactions. In addition, we are not responsible for the consequences of instructions that fail to reach us in a timely manner. The Company believes that the procedures as stated above are reasonable and acknowledges that, if it does not follow these procedures, it may be liable for such losses.



                    If you have been issued a PIN number to make telephone or other electronic transactions to your account, be careful not to give it out to anyone. We will not be responsible for its misuse or for improper or unauthorized account transactions using your PIN.



                    Please note that telephone, facsimile and/or Internet access may not always be available. Any telephone, facsimile or Internet hookup, whether it is yours, your service provider's or your agent's, can experience outages or slowdowns arising from a variety of causes not of our making. These outages or slowdowns may result in delayed or lost instructions from you, and we will not be responsible for these "failed" transmissions. If you are experiencing problems, you should send your request in writing to our Administrative Office.


OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when the Insured is at least Age 18 and at most Age 80.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    INCONTESTABILITY

                    LLANY will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Date of Issue. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                    1. is the Net Amount at Risk at the time of the Insured's
                       Death;
                    2. is the ratio of the monthly Cost of Insurance applied in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                    3. is the Accumulation Value at the time of the Insured's
                       Death.

                    SUICIDE

                    If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue, LLANY will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.

                    RIDERS




                    We may offer you Riders to the Policy from time to time. Riders may alter the benefits or charges in your Policy, and their election may have tax consequences for you. Also, if you elect a particular Rider, it may restrict the term of your Policy, or of other Riders in force. Riders may be available other than those listed here. Consult your financial and tax advisers before adding Riders to, or deleting them from, your Policy.


                    WAIVER OF MONTHLY DEDUCTION RIDER. This Rider, if desired, must be selected at time of application. Under this Rider, we will maintain the Death Benefit by paying covered monthly deductions during periods of disability. Charges for this Rider, if elected, are part of the Monthly Deductions.

TAX ISSUES


                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift and generation skipping transfer taxes, or state and local income, estate and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of federal and state tax rules to your individual situation.


                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS.Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LLANY

                    Under existing Federal income tax laws, LLANY does not pay tax on investment income and realized capital gains of the Separate Account. LLANY does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insured grows older. Moreover, on the death of the Insured, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LLANY


                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 100 Madison Street, Suite 1860, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.



                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            J. PATRICK BARRETT                Chairman and Chief Executive Officer
                            DIRECTOR                          [9/87 -- present], Carpat Investments;
                            4605 Watergap                     Chief Executive Officer and Director
                            Manlius, NY 13104                 [3/89 -- present], Syracuse Executive Air
                                                              Service, Incorporated; Director [6/89 --
                                                              present], Bennington Iron Works,
                                                              Incorporated; Director [1998 -- present],
                                                              Coyne Industrial Enterprises Corporation.
                                                              Formerly: President, Chief Operating
                                                              Officer and Director [4/98 -- 2001],
                                                              Telergy, Incorporated.

                            ROBERT D. BOND                    Vice President [5/98-present], The Lincoln
                            DIRECTOR                          National Life Insurance Company. Formerly:
                            1300 South Clinton Street         Senior Vice President [95-98], Great-West
                            Fort Wayne, IN 46801              Life Assurance Company.

                            JON A. BOSCIA                     President, Chief Executive Officer and
                            DIRECTOR                          Director [1/98-present], Lincoln National
                            Centre Square                     Corporation; Chief Executive Officer,
                            West Tower                        President and Director [present], Lincoln
                            1500 Market Street                National Management Corporation; President
                            Suite 3900                        and Director [present], The Lincoln
                            Philadelphia, PA 19102            National Life Insurance Company. Formerly:
                                                              President and Chief Executive Officer
                                                              [10/96 -- 1/98], President and Chief
                                                              Operating Officer [5/94-10/96], The
                                                              Lincoln National Life Insurance Company.

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            JANET CHRZAN                      Director, Senior Vice President and Chief
                            CHIEF FINANCIAL OFFICER AND       Financial Officer [4/00 -- present], The
                            SECOND VICE PRESIDENT             Lincoln National Life Insurance Company;
                            1300 South Clinton Street         Vice President and Treasurer [present],
                            Fort Wayne, IN 46801              The Financial Alternative; Formerly: Vice
                                                              President and Treasurer [8/95 -- 4/00] The
                                                              Lincoln National Life Insurance Company.

                            JOHN H. GOTTA                     Director, Second Vice President and
                            DIRECTOR, SECOND VICE PRESIDENT   Assistant Secretary [12/99-present],
                            AND ASSISTANT SECRETARY           Lincoln Life & Annuity Company of New
                            350 Church Street                 York; Chief Executive Officer of Life
                            Hartford, CT 06103                Insurance, Executive Vice President and
                                                              Assistant Secretary [12/99-present].
                                                              Formerly: Senior Vice President and
                                                              Assistant Secretary [4/98-12/99], Senior
                                                              Vice President [2/98-4/98], Vice President
                                                              and General Manager [1/98-2/98], The
                                                              Lincoln National Life Insurance Company;
                                                              Senior Vice President [3/96-12/97],
                                                              Connecticut General Life Insurance
                                                              Company.

                            BARBARA S. KOWALCZYK              Senior Vice President, Corporation
                            DIRECTOR                          Planning [5/94-present], Lincoln National
                            Centre Square                     Corporation
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

                            MARGUERITE L. LACHMAN             Principal [11/99-present], Lend Lease Real
                            DIRECTOR                          Estate Investments. Formerly: Managing
                            437 Madison Avenue,               Director [4/87-11/99], Schroeder Real
                            18th Floor                        Estate Associates.
                            New York, NY 10022

                            LOUIS G. MARCOCCIA                Senior Vice President for Business,
                            DIRECTOR                          Finance and Administrative Services,
                            Syracuse University               [1975-present], Syracuse University.
                            Syracuse, NY 13244

                            GARY W. PARKER                    Senior Vice President and Chief Product
                            DIRECTOR                          Officer [3/00-present], Vice President,
                            350 Church Street                 Product Management [7/98-3/00], The
                            Hartford, CT 06103                Lincoln National Life Insurance Company.
                                                              Formerly: Senior Vice President, Life
                                                              Products [10/97-6/98], Vice President,
                                                              Marketing Services [9/89-10/97], Life of
                                                              Virginia.

                            JOHN M. PIETRUSKI                 Chairman of the Board, Texas Biotechnology
                            DIRECTOR                          Corporation.
                            One Penn Plaza
                            Suite 3408
                            New York, NY 10119

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            RON J. PONDER                     Director [99-present], Lincoln National
                            DIRECTOR                          Corporation; President and Chief Executive
                            25 Airport Road                   Officer [00-present], Cap Gemini Ernst &
                            Morristown, NJ 07960              Young Telecom, Media & Networks-Americas.
                                                              Formerly: Executive Vice President,
                                                              Operations & Service [96-97], American
                                                              Telephone & Telegraph Company; President
                                                              and Chief Executive Officer [97-99], BDSI,
                                                              Incorporated.

                            MARK E. REYNOLDS                  Senior Vice President [4/01-present] The
                            DIRECTOR                          Lincoln National Life Insurance Company,
                            1300 South Clinton St.            Director [5/01-present] First Penn-Pacific
                            Fort Wayne, IN 46802              Life Insurance Company. Formerly:
                                                              Executive Vice President and Chief
                                                              Financial Officer [8/96-4/01] Cova
                                                              Financial Services.

                            LORRY J. STENSRUD                 Director, Executive Vice President and
                            PRESIDENT AND DIRECTOR            Chief Executive Officer of Annuities
                            1300 South Clinton Street         [6/00-present]; The Lincoln National Life
                            Fort Wayne, IN 46802              Insurance Company; Director,
                                                              [6/00-present], Lincoln Financial Group
                                                              Foundation, Incorporated.

                            RICHARD C. VAUGHAN                Executive Vice President and Chief
                            DIRECTOR                          Financial Officer [1/95-present], Lincoln
                            Centre Square                     National Corporation.
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102


DISTRIBUTION OF POLICIES


                    LLANY intends to offer the Policy in New York. Lincoln Financial Advisors Corporation ("LFA"), an affiliate of LLANY and the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). LFA has overall responsibility for establishing a selling plan for the Policies. Compensation by LLANY to the Principal Underwriter is separate from that paid to the selling house, the registered representative and any other selling intermediaries. The principal business address of LFA is 350 Church Street, Hartford, CT 06103.



                    The Policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, both of whom are our affiliates. Registered Representatives may receive commission and service fees up to 60% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on Accumulation Value. Registered Representatives are also eligible for cash bonuses and "non-cash compensation." The latter [as defined in NASD Conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.

                    Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of Policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with the Registered Representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.



                    All compensation is paid from our resources, which include fees and charges imposed under the Policy.


CHANGES OF INVESTMENT POLICY

                    LLANY may materially change the investment policy of the Separate Account. LLANY must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders LLANY's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by LLANY on the life of the Insured. The Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION

                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the New York Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of LLANY.

REPORTS TO OWNERS

                    LLANY maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions, such as changes in Specified Amount or Death Benefit Option, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination, and any information required by the New York Insurance Department.

ADVERTISING

                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's,
                    Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies. Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.


LEGAL PROCEEDINGS



                    LLANY may be involved in various pending or threatened legal proceedings arising from the conduct of its business. These proceedings are routine and in the ordinary course of business.


EXPERTS


                    The financial statements of the Separate Account and the statutory-basis financial statements of LLANY appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, IN 46802, as set forth in their reports also appearing elsewhere in this Prospectus and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.



                    Actuarial matters included in this Prospectus have been examined by Vaughn W. Robbins, FSA, as stated in the opinion filed as an exhibit to the Registration Statement.



                    Legal matters in connection with the Policies described herein are being passed upon by Robert O. Sheppard, Esq., as stated in the opinion filed as an exhibit to the Registration Statement.


REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    GUARANTEED MAXIMUM COST OF INSURANCE RATES

                    The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or for unisex rates, on the 1980 CSO-B Table.

ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
- ---------               --------   --------   --------
          0              0.34845    0.24089    0.32677
          1              0.08917    0.07251    0.08667
          2              0.08251    0.06750    0.07917
          3              0.08167    0.06584    0.07834
          4              0.07917    0.06417    0.07584
          5              0.07501    0.06334    0.07251
          6              0.07167    0.06084    0.06917
          7              0.06667    0.06000    0.06584
          8              0.06334    0.05834    0.06250
          9              0.06167    0.05750    0.06084
         10              0.06084    0.05667    0.06000
         11              0.06417    0.05750    0.06250
         12              0.07084    0.06000    0.06917
         13              0.08251    0.06250    0.07834
         14              0.09584    0.06887    0.09001
         15              0.11085    0.07084    0.10334
         16              0.12585    0.07601    0.11585
         17              0.13919    0.07917    0.12752
         18              0.14836    0.08167    0.13502
         19              0.15502    0.08501    0.14085
         20              0.15836    0.08751    0.14502
         21              0.15919    0.08917    0.14585
         22              0.15752    0.09084    0.14419
         23              0.15502    0.09251    0.14252
         24              0.15189    0.09501    0.14085
         25              0.14752    0.09668    0.13752
         26              0.11419    0.09918    0.13585
         27              0.14252    0.10168    0.13418
         28              0.14169    0.10501    0.13418
         29              0.14252    0.10635    0.13585
         30              0.14419    0.11251    0.13752
         31              0.14836    0.11668    0.14169
         32              0.15252    0.12085    0.14585
         33              0.15919    0.12502    0.15252
         34              0.16889    0.13168    0.15919
         35              0.17586    0.13752    0.16836
         36              0.18670    0.14669    0.17837
         37              0.20004    0.15752    0.19170
         38              0.21505    0.17003    0.20588
         39              0.23255    0.18503    0.22338
         40              0.25173    0.20171    0.24173
         41              0.27424    0.22005    0.26340
         42              0.29675    0.23922    0.28508
         43              0.32260    0.25757    0.31010
         44              0.34929    0.27674    0.33428
         45              0.37931    0.29675    0.36263
         46              0.41017    0.31677    0.39182
         47              0.44353    0.33761    0.42268
         48              0.47856    0.36096    0.45437
         49              0.51777    0.38598    0.49107
ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
- ---------               --------   --------   --------
         50              0.55948    0.41350    0.53028
         51              0.60870    0.44270    0.57533
         52              0.66377    0.47523    0.62539
         53              0.72636    0.51276    0.68297
         54              0.79730    0.55114    0.74722
         55              0.87326    0.59118    0.81566
         56              0.95591    0.63123    0.88996
         57              1.04192    0.66961    0.96593
         58              1.13378    0.70633    1.04609
         59              1.23236    0.74556    1.13211
         60              1.34180    0.78979    1.22817
         61              1.46381    0.84488    1.33511
         62              1.60173    0.91417    1.45796
         63              1.75809    1.00267    1.59922
         64              1.93206    1.10539    1.75725
         65              2.12283    1.21731    1.92955
         66              2.32623    1.33511    2.11195
         67              2.54312    1.45461    2.30614
         68              2.77350    1.57247    2.50878
         69              3.02328    1.69955    2.72909
         70              3.30338    1.84590    2.97466
         71              3.62140    2.02325    3.25640
         72              3.98666    2.24419    3.58279
         73              4.40599    2.51548    3.95978
         74              4.87280    2.83552    4.38330
         75              5.37793    3.19685    4.84334
         76              5.91225    3.59370    5.33245
         77              6.46824    4.01942    5.84227
         78              7.04089    4.47410    6.36948
         79              7.64551    4.97042    6.92851
         80              8.30507    5.52957    7.54229
         81              9.03761    6.17118    8.22883
         82              9.86724    6.91414    9.01216
         83             10.80381    7.77075    9.90124
         84             11.82571    8.72632   10.87533
         85             12.91039    9.76952   11.92213
         86             14.03509   10.89151   13.01471
         87             15.18978   12.08770   14.15507
         88             16.36948   13.35774   15.33494
         89             17.57781   14.70820   16.56493
         90             18.82881   16.15259   17.85746
         91             20.14619   17.71416   19.23699
         92             21.57655   19.43814   20.76665
         93             23.20196   21.40786   22.49837
         94             25.28174   23.63051   24.70915
         95             28.27411   27.16158   27.82758
         96             33.10577   32.32378   32.78845
         97             41.68476   41.21204   41.45783
         98             58.01259   57.81394   57.95663
         99             90.90909   90.90909   90.90909

APPENDIX 2

                    ILLUSTRATION OF SURRENDER CHARGES

                    The initial Surrender Charge is calculated as (a) times (b), plus (c), with that result not to exceed (d), where
                    (a) is 1.25;
                    (b) is the curtate net level premium for the Specified
                        Amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;
                    (c) is $10 per $1000 of Specified Amount; and
                    (d) is $50 per $1000 of Specified Amount.

                    The Surrender Charge decreases from its initial amount to zero over a period of at most 15 years. If the insured's Age at issue is 55 or greater, then the Surrender Charge decreases to zero over a period of ten years. In general terms, the initial Surrender Charge is amortized in proportion to a twenty year life contingent annuity due, with a further reduction in the final years of the surrender charge period. In formulas, the Surrender Charge a point in time "t" years after issue is (a) times (b) times (c), where
                    (a) is the initial Surrender Charge;
                    (b) is the ratio of a life contingent annuity due beginning at time t and ending 20 years after issue, divided by a life contingent annuity due beginning at issue and ending 20 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest; and
                    (c) is a durational factor depending on the issue Age and
                        policy year "t". Values are shown below for issue Age 50 or less, and for issue Age 55 or more. Values for Ages 51 through 54 fall in between these values.

                                                   AGE 50             AGES 55
                                T                 OR LESS             OR MORE
                                -                 -------             -------
                            7 or less               100%                 75%
                                8                   100%                 50%
                                9                   100%                 25%
                                10                  100%                  0%
                                11                   80%                  0%
                                12                   60%                  0%
                                13                   40%                  0%
                                14                   20%                  0%
                            15 or more                0%                  0%

                    EXAMPLE 1: A male, Age 45, purchases a policy with a Specified Amount of $100,000.

                    The initial Surrender Charge is computed as follows:

                    net level premium = 1987.66

                    $10 per $1000 of Specified Amount = $1000

                    $50 per $1000 of Specified Amount = $5000

                    initial Surrender Charge = 1.25 X $1987.66 + 1000 = $3,484.57, which is less than $5000.

                    This amount decreased to zero over 15 years as follows:

                            YEARS   INITIAL
                            AFTER  SURRENDER   ANNUITY    DURATIONAL   SURRENDER
                            ISSUE   CHARGE      RATIO       FACTOR      CHARGE
                            -----  ---------   -------    ----------   ---------
                              0    $3,484.57   1.00000        100%     3,484.57
                              1    $3,484.57   0.96609        100%     3,366.42
                              2    $3,484.57   0.93101        100%     3,244.18
                              3    $3,484.57   0.89471        100%     3,117.68
                              4    $3,484.57   0.85711        100%     2,986.67
                              5    $3,484.57   0.81818        100%     2,850.99
                              6    $3,484.57   0.77782        100%     2,710.36
                              7    $3,484.57   0.73600        100%     2,564.64
                              8    $3,484.57   0.69265        100%     2,413.59
                              9    $3,484.57   0.64769        100%     2,256.93
                             10    $3,484.57   0.60104        100%     2,094.38
                             11    $3,484.57   0.55257         80%     1,540.37
                             12    $3,484.57   0.50212         60%     1,049.80
                             13    $3,484.57   0.44952         40%       626.55
                             14    $3,484.57   0.39456         20%       274.97
                             15    $3,484.57   0.33701          0%         0.00

                    EXAMPLE 2: A female, Age 55, purchases a policy with a Specified Amount of $200,000.

                    The initial Surrender Charge is computed as follows:

                    net level premium = $4,996.55

                    $10 per $1000 of Specified Amount = $2,000

                    $50 per $1000 of Specified Amount = $10,000

                    initial Surrender Charge = 1.25 X $4996.55 + 2000 = $8,245.68, which is less than $10,000.

                    This amount decreased to zero over 10 years as follows:

                            YEARS   INITIAL
                            AFTER  SURRENDER   ANNUITY    DURATIONAL   SURRENDER
                            ISSUE   CHARGE      RATIO       FACTOR      CHARGE
                            -----  ---------   -------    ----------   ---------
                              0    $8,245.68   1.00000        100%     8,245.68
                              1    $8,245.68   0.96649        100%     7,969.40
                              2    $8,245.68   0.93185        100%     7,683.73
                              3    $8,245.68   0.89596        100%     7,387.80
                              4    $8,245.68   0.85871        100%     7,080.67
                              5    $8,245.68   0.82003        100%     6,761.74
                              6    $8,245.68   0.77986        100%     6,430.50
                              7    $8,245.68   0.73818         75%     4,565.07
                              8    $8,245.68   0.69496         50%     2,885.22
                              9    $8,245.68   0.65022         25%     1,340.37
                             10    $8,245.68   0.60387          0%         0.00

APPENDIX 3

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF
THE INSURED                CORRIDOR
(NEAREST BIRTHDAY)        PERCENTAGE
- ------------------        ----------
         0-40                250%
          41                 243%
          42                 236%
          43                 229%
          44                 222%
          45                 215%
          46                 209%
          47                 203%
          48                 197%
          49                 191%
          50                 185%
          51                 178%
          52                 171%
          53                 164%
          54                 157%
          55                 150%
          56                 146%
          57                 142%
          58                 138%
          59                 134%
          60                 130%
          61                 128%
          62                 126%
          63                 124%
          64                 122%
          65                 120%
          66                 119%
          67                 118%
          68                 117%
          69                 116%
          70                 115%
          71                 113%
          72                 111%
          73                 109%
          74                 107%
         75-90               105%
          91                 104%
          92                 103%
          93                 102%
          94                 101%
         95-99               100%

APPENDIX 4

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS


                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. Actual returns will fluctuate over time and likely will be both positive and negative. The hypothetical gross investment rate of return may indeed average 0%, 6%, or 12% over a period of years. However, it may fluctuate above and below those averages throughout the years shown. In that case, the actual Accumulation Values, Surrender Values and Death Benefit Proceeds could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Owner pays more than the stated Premium. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.



                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The mortality and expense risk charges are equivalent to an annual effective rate of 0.75% of the daily net asset value of the Separate Account in years 1-10, 0.35% in years 11-20 and 0.20% in years 21 and later. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.86% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2001.



                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.60%, 4.36% and 10.31%, for years 1-10, -1.21%, 4.77% and
                    10.75% in years 11-20, and -1.06%, 4.93% and 10.92% in years
                    21 and later.


                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that LLANY deducts a premium load of 5% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $10 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 (and guaranteed values, $5) in subsequent Policy Years.

                    Upon request, LLANY will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                                  MALE    AGE 45    NONSMOKER
                                  PREFERRED -- $5,396 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 5,666     500,000    500,000     500,000      3,505      3,761       4,017
          2                11,615     500,000    500,000     500,000      5,978      6,680       7,415
          3                17,861     500,000    500,000     500,000      8,230      9,542      10,976
          4                24,420     500,000    500,000     500,000     10,255     12,336      14,711
          5                31,307     500,000    500,000     500,000     12,032     15,035      18,616

          6                38,538     500,000    500,000     500,000     13,551     17,623      22,699
          7                46,131     500,000    500,000     500,000     14,773     20,053      26,939
          8                54,103     500,000    500,000     500,000     15,669     22,285      31,323
          9                62,474     500,000    500,000     500,000     16,199     24,269      35,832
         10                71,264     500,000    500,000     500,000     16,319     25,946      40,436

         15               122,260     500,000    500,000     500,000     10,085     28,754      65,924
         20               187,345           0    500,000     500,000          0     13,822      92,167
         25               270,412           0          0     500,000          0          0     111,366
         30               376,429           0          0     500,000          0          0     101,286


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0          0           0
          5                  0        970       4,551
          6                176      4,247       9,323
          7              2,112      7,391      14,277
          8              3,748     10,364      19,402
          9              5,045     13,115      24,678
         10              5,961     15,588      30,078
         15              9,972     28,641      65,812
         20                  0     13,822      92,167
         25                  0          0     111,366
         30                  0          0     101,286


Amounts are in Dollars

(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values and Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year.

                                  MALE    AGE 45    NONSMOKER
                                  PREFERRED -- $5,396 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 5,666     500,000    500,000     500,000      3,505      3,761       4,017
          2                11,615     500,000    500,000     500,000      6,926      7,657       8,422
          3                17,861     500,000    500,000     500,000     10,186     11,617      13,172
          4                24,420     500,000    500,000     500,000     13,319     15,674      18,339
          5                31,307     500,000    500,000     500,000     16,350     19,859      23,993

          6                38,538     500,000    500,000     500,000     19,306     24,204      30,214
          7                46,131     500,000    500,000     500,000     22,164     28,692      37,038
          8                54,103     500,000    500,000     500,000     24,810     33,212      44,412
          9                62,474     500,000    500,000     500,000     27,409     37,936      52,567
         10                71,264     500,000    500,000     500,000     29,900     42,807      61,523

         15               122,260     500,000    500,000     500,000     40,227     69,623     122,745
         20               187,345     500,000    500,000     500,000     46,809    100,758     224,111
         25               270,412     500,000    500,000     500,000     49,902    138,981     400,042
         30               376,429     500,000    500,000     750,789     43,273    181,466     701,672


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0        945       3,609
          5              2,285      5,794       9,928
          6              5,931     10,828      16,838
          7              9,503     16,030      24,377
          8             12,888     21,291      32,491
          9             16,255     26,782      41,413
         10             19,542     32,449      51,165
         15             40,115     69,511     122,632
         20             46,809    100,758     224,111
         25             49,902    138,981     400,042
         30             43,273    181,466     701,672


Amounts are in Dollars

(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values and Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $9,184 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 9,643     500,000    500,000     500,000      5,930      6,364       6,801
          2                19,769     500,000    500,000     500,000      8,770      9,923      11,133
          3                30,400     500,000    500,000     500,000     11,099     13,167      15,441
          4                41,563     500,000    500,000     500,000     12,891     16,052      19,696
          5                53,285     500,000    500,000     500,000     14,112     18,523      23,862

          6                65,592     500,000    500,000     500,000     14,702     20,498      27,873
          7                78,515     500,000    500,000     500,000     14,593     21,880      31,647
          8                92,084     500,000    500,000     500,000     13,690     22,542      35,074
          9               106,331     500,000    500,000     500,000     11,882     22,334      38,014
         10               121,291     500,000    500,000     500,000      9,056     21,094      40,316

         15               208,086           0          0     500,000          0          0      36,956
         20               318,862           0          0           0          0          0           0
         25               460,242           0          0           0          0          0           0
         30               640,683           0          0           0          0          0           0


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0          0           0
          5                  0          0       3,627
          6                  0      1,245       8,621
          7                514      7,801      17,569
          8              4,714     13,566      26,098
          9              7,496     17,948      33,628
         10              8,722     20,761      39,983
         15                  0          0      36,956
         20                  0          0           0
         25                  0          0           0
         30                  0          0           0


Amounts are in Dollars

(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values and Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $9,184 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ----------   --------   --------   ----------
          1                 9,643     500,000    500,000       500,000     5,930      6,364         6,801
          2                19,769     500,000    500,000       500,000    11,536     12,774        14,068
          3                30,400     500,000    500,000       500,000    16,790     19,198        21,818
          4                41,563     500,000    500,000       500,000    21,790     25,738        30,211
          5                53,285     500,000    500,000       500,000    26,492     32,351        39,271

          6                65,592     500,000    500,000       500,000    31,033     39,182        49,216
          7                78,515     500,000    500,000       500,000    35,439     46,269        60,174
          8                92,084     500,000    500,000       500,000    39,692     53,604        72,240
          9               106,331     500,000    500,000       500,000    43,636     61,048        85,392
         10               121,291     500,000    500,000       500,000    47,203     68,541        99,695

         15               208,086     500,000    500,000       500,000    60,928    109,567       198,775
         20               318,862     500,000    500,000       500,000    63,686    154,018       366,710
         25               460,242     500,000    500,000       700,267    45,351    198,432       666,921
         30               640,683           0    500,000     1,227,606         0    243,772     1,169,149


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ----------
          1                  0          0             0
          2                  0          0             0
          3                  0          0             0
          4                598      4,546         9,019
          5              6,256     12,116        19,036
          6             11,780     19,930        29,964
          7             21,361     32,190        46,096
          8             30,716     44,628        63,264
          9             39,250     56,662        81,006
         10             46,870     68,208        99,362
         15             60,928    109,567       198,775
         20             63,686    154,018       366,710
         25             45,351    198,432       666,921
         30                  0    243,772     1,169,149


Amounts are in Dollars

(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values and Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year.

                                  FEMALE    AGE 45    NONSMOKER
                                  PREFERRED -- $4,391 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 4,611     500,000    500,000     500,000      2,907      3,116       3,327
          2                 9,452     500,000    500,000     500,000      4,991      5,569       6,174
          3                14,535     500,000    500,000     500,000      6,928      8,013       9,198
          4                19,872     500,000    500,000     500,000      8,706     10,434      12,403
          5                25,476     500,000    500,000     500,000     10,318     12,821      15,801

          6                31,361     500,000    500,000     500,000     11,753     15,162      19,400
          7                37,539     500,000    500,000     500,000     13,003     17,444      23,213
          8                44,027     500,000    500,000     500,000     14,052     19,646      27,248
          9                50,839     500,000    500,000     500,000     14,875     21,738      31,502
         10                57,991     500,000    500,000     500,000     15,470     23,711      35,999

         15                99,489     500,000    500,000     500,000     15,378     32,228      64,576
         20               152,452     500,000    500,000     500,000      7,727     35,178     105,741
         25               220,048           0    500,000     500,000          0     22,515     164,383
         30               306,320           0          0     500,000          0          0     252,354


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0          0           0
          5                  0        817       3,797
          6                334      3,743       7,981
          7              2,191      6,632      12,402
          8              3,872      9,466      17,068
          9              5,351     12,214      21,978
         10              6,628     14,869      27,157
         15             15,282     32,132      64,481
         20              7,727     35,178     105,741
         25                  0     22,515     164,383
         30                  0          0     252,354


Amount are in Dollars

(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values and Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year.

                                  FEMALE    AGE 45    NONSMOKER
                                  PREFERRED -- $4,391 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 4,611     500,000    500,000     500,000      2,907      3,116       3,327
          2                 9,452     500,000    500,000     500,000      5,749      6,352       6,980
          3                14,535     500,000    500,000     500,000      8,510      9,691      10,973
          4                19,872     500,000    500,000     500,000     11,189     13,139      15,343
          5                25,476     500,000    500,000     500,000     13,790     16,703      20,131

          6                31,361     500,000    500,000     500,000     16,264     20,338      25,331
          7                37,539     500,000    500,000     500,000     18,616     24,051      30,989
          8                44,027     500,000    500,000     500,000     20,847     27,845      37,157
          9                50,839     500,000    500,000     500,000     23,012     31,779      43,945
         10                57,991     500,000    500,000     500,000     25,107     35,855      51,414

         15                99,489     500,000    500,000     500,000     34,766     59,293     103,405
         20               152,452     500,000    500,000     500,000     42,040     87,268     189,522
         25               220,048     500,000    500,000     500,000     47,518    122,474     337,663
         30               306,320     500,000    500,000     632,866     48,370    164,477     591,464


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0        572       2,776
          5              1,786      4,699       8,127
          6              4,845      8,919      13,912
          7              7,804     13,239      20,178
          8             10,667     17,664      26,977
          9             13,488     22,255      34,421
         10             16,265     27,013      42,572
         15             34,671     59,197     103,309
         20             42,040     87,268     189,522
         25             47,518    122,474     337,663
         30             48,370    164,477     591,464


Amount are in Dollars

(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values and Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $7,260 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 7,623     500,000    500,000     500,000      4,876      5,225       5,576
          2                15,627     500,000    500,000     500,000      7,798      8,746       9,740
          3                24,032     500,000    500,000     500,000     10,473     12,219      14,133
          4                32,856     500,000    500,000     500,000     12,915     15,656      18,794
          5                42,122     500,000    500,000     500,000     15,112     19,041      23,744

          6                51,851     500,000    500,000     500,000     17,042     22,347      28,991
          7                62,067     500,000    500,000     500,000     18,644     25,511      34,509
          8                72,793     500,000    500,000     500,000     19,844     28,445      40,254
          9                84,055     500,000    500,000     500,000     20,535     31,034      46,154
         10                95,881     500,000    500,000     500,000     20,640     33,181      52,158

         15               164,493     500,000    500,000     500,000     11,580     36,105      85,437
         20               252,062           0    500,000     500,000          0     12,897     119,838
         25               363,824           0          0     500,000          0          0     133,930
         30               506,463           0          0     500,000          0          0      64,671


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0          0       1,287
          5                  0      2,318       7,021
          6              1,132      6,437      13,081
          7              7,015     13,882      22,880
          8             12,436     21,038      32,847
          9             16,920     27,419      42,539
         10             20,365     32,906      51,883
         15             11,580     36,105      85,437
         20                  0     12,897     119,838
         25                  0          0     133,930
         30                  0          0      64,671


Amount are in Dollars

(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values and Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $7,260 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------   -----------   --------   --------   ----------   --------   --------   ---------
          1                 7,623     500,000    500,000       500,000     4,876      5,225       5,576
          2                15,627     500,000    500,000       500,000     9,518     10,520      11,566
          3                24,032     500,000    500,000       500,000    13,928     15,886      18,013
          4                32,856     500,000    500,000       500,000    18,173     21,393      25,038
          5                42,122     500,000    500,000       500,000    22,223     27,018      32,670

          6                51,851     500,000    500,000       500,000    26,173     32,861      41,075
          7                62,067     500,000    500,000       500,000    30,024     38,933      50,337
          8                72,793     500,000    500,000       500,000    33,779     45,249      60,554
          9                84,055     500,000    500,000       500,000    37,320     51,701      71,712
         10                95,881     500,000    500,000       500,000    40,612     58,260      83,886

         15               164,493     500,000    500,000       500,000    54,938     95,359     168,561
         20               252,062     500,000    500,000       500,000    64,075    139,169     311,255
         25               363,824     500,000    500,000       589,249    61,372    187,889     561,189
         30               506,463     500,000    500,000     1,033,021    38,769    240,421     983,829


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
- ---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                666      3,886       7,531
          5              5,500     10,295      15,947
          6             10,263     16,951      25,165
          7             18,395     27,304      38,708
          8             26,371     37,841      53,146
          9             33,705     48,086      68,097
         10             40,337     57,985      83,611
         15             54,938     95,359     168,561
         20             64,075    139,169     311,255
         25             61,372    187,889     561,189
         30             38,769    240,421     983,829


Amount are in Dollars

(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.



                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.



                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.



                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment returns will fluctuate over time and likely will be both positive and negative. Depending upon the timing, the Owners' allocations to each Fund, the Funds' rates of return and degree of fluctuation; the actual values could be substantially less than those shown, and may, under certain circumstances, result in lapse of the Policy unless the Owner pays more that the stated Premium. Accumulation Values and Surrender Values and Death Benefit Proceeds for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.



                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.86% per year.

         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER  31, 2006

                                                                                                          MORTALITY &
                                                                                                            EXPENSE
                                                             CONTRACT                      CONTRACT        GUARANTEE
                                                             PURCHASES                    REDEMPTIONS       CHARGES
                                                             DUE FROM                       DUE TO        PAYABLE TO
                                                          LINCOLN LIFE &                LINCOLN LIFE &  LINCOLN LIFE &
                                                              ANNUITY                       ANNUITY         ANNUITY
                                                              COMPANY                       COMPANY         COMPANY
SUBACCOUNT                                   INVESTMENTS    OF NEW YORK   TOTAL ASSETS    OF NEW YORK     OF NEW YORK   NET ASSETS
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                 $1,368,175     $    --       $1,368,175         $--          $     90     $1,368,085
AIM V.I. Core Equity                           1,906,811          --        1,906,811          --               123      1,906,688
AIM V.I. Diversified Income                      270,496                      270,496          --                18        270,478
AIM V.I. International Growth                    456,481          --          456,481          --                29        456,452
ABVPSF Global Technology Class  A                 69,182           6           69,188          --                 4         69,184
ABVPSF Growth and Income Class  A                511,674         202          511,876          --                32        511,844
ABVPSF International Value Class  B               54,332      11,369           65,701          --                 3         65,698
ABVPSF Large Cap Growth Class  A                 108,824          --          108,824          --                 7        108,817
ABVPSF Small/Mid Cap Value Class  A              342,016           6          342,022          --                20        342,002
American Century VP Inflation Protection         368,955          --          368,955          --                20        368,935
American Funds Global Growth Class 2             253,895           6          253,901          --                12        253,889
American Funds Global Small
   Capitalization Class 2                        869,274       4,269          873,543          --                47        873,496
American Funds Growth Class 2                  3,330,338      11,431        3,341,769          --               193      3,341,576
American Funds Growth-Income Class 2           2,808,857         202        2,809,059          --               158      2,808,901
American Funds International Class 2           1,456,531         246        1,456,777          --                84      1,456,693
Baron Capital Asset                              160,549          --          160,549          --                10        160,539
Delaware VIPT Capital Reserves                    21,028          --           21,028          --                 1         21,027
Delaware VIPT Diversified Income                 325,749      14,290          340,039          --                15        340,024
Delaware VIPT Emerging Markets                 1,200,372          27        1,200,399          --                70      1,200,329
Delaware VIPT High Yield                         579,081       2,132          581,213          --                34        581,179
Delaware VIPT REIT                               871,091       3,580          874,671          --                50        874,621
Delaware VIPT Small Cap Value                  1,425,395       2,866        1,428,261          --                87      1,428,174
Delaware VIPT Trend                              733,467           6          733,473          --                45        733,428
Delaware VIPT U.S. Growth                        106,991                      106,991          --                 5        106,986
Delaware VIPT Value                              502,435      11,565          514,000          --                30        513,970
DWS VIP Equity 500 Index                       2,568,953          --        2,568,953          --               158      2,568,795
DWS VIP Small Cap Index                          874,963          --          874,963          --                53        874,910
Fidelity VIP Asset Manager                       267,446                      267,446          --                18        267,428
Fidelity VIP Contrafund Service Class          1,521,565          --        1,521,565          --                93      1,521,472
Fidelity VIP Equity-Income                       781,806          --          781,806          --                52        781,754
Fidelity VIP Equity-Income Service Class         377,953          --          377,953          --                25        377,928
Fidelity VIP Growth Service Class                444,332          --          444,332          --                28        444,304
Fidelity VIP Growth Opportunities
   Service Class                                  57,704          --           57,704          --                 4         57,700
Fidelity VIP High Income Service Class            83,147          --           83,147          --                 5         83,142
Fidelity VIP Investment Grade Bond               359,249          --          359,249          --                24        359,225
Fidelity VIP Mid Cap Service Class               123,162       2,867          126,029          --                 6        126,023
Fidelity VIP Overseas Service Class              197,674          --          197,674          --                11        197,663
FTVIPT Franklin Income Securities                 42,220          --           42,220          --                 2         42,218
FTVIPT Franklin Small-Mid Cap
   Growth Securities                             327,255          --          327,255          --                19        327,236
FTVIPT Mutual Shares Securities                   46,753          --           46,753          --                 2         46,751
FTVIPT Templeton Foreign Securities              300,208          --          300,208          --                20        300,188
FTVIPT Templeton Foreign Securities Class 2      121,378          --          121,378          --                 8        121,370
FTVIPT Templeton Global Asset Allocation          45,819          --           45,819          --                 3         45,816
FTVIPT Templeton Global Income Securities        221,987       7,124          229,111          --                11        229,100
FTVIPT Templeton Growth Securities               351,901          29          351,930          --                21        351,909
FTVIPT Templeton Growth Securities Class 2        61,546          --           61,546          --                 4         61,542
Janus Aspen Series Balanced                      301,869          --          301,869          --                19        301,850
Janus Aspen Series Balanced Service Shares       282,246                      282,246          --                18        282,228
Janus Aspen Series Global Technology
   Service Shares                                 29,457          --           29,457          --                 2         29,455

See accompanying notes.

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                            CONTRACT                      CONTRACT        GUARANTEE
                                                            PURCHASES                    REDEMPTIONS       CHARGES
                                                            DUE FROM                       DUE TO        PAYABLE TO
                                                         LINCOLN LIFE &                LINCOLN LIFE &  LINCOLN LIFE &
                                                             ANNUITY                       ANNUITY         ANNUITY
                                                             COMPANY                       COMPANY         COMPANY
SUBACCOUNT                                  INVESTMENTS    OF NEW YORK   TOTAL ASSETS    OF NEW YORK     OF NEW YORK   NET ASSETS
---------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Mid Cap Growth
   Service Shares                            $  119,335       $ --        $  119,335       $    --        $      8     $  119,327
Janus Aspen Series Worldwide Growth             393,972         --           393,972            --              25        393,947
Janus Aspen Series Worldwide Growth
   Service Shares                                70,730         --            70,730            --               5         70,725
Lincoln VIPT Aggressive Growth                   12,775         --            12,775            --               1         12,774
Lincoln VIPT Aggressive Profile                 103,190                      103,190            --               4        103,186
Lincoln VIPT Bond                             1,871,307          6         1,871,313            --             116      1,871,197
Lincoln VIPT Capital Appreciation                36,474         --            36,474            --               3         36,471
Lincoln VIPT Conservative Profile               113,062         --           113,062            --               5        113,057
Lincoln VIPT Core                                 1,093                        1,093            --              --          1,093
Lincoln VIPT Equity-Income                       92,560         75            92,635            --               5         92,630
Lincoln VIPT Global Asset Allocation            118,705                      118,705            --               7        118,698
Lincoln VIPT Growth and Income                    6,254                        6,254            --              --          6,254
Lincoln VIPT Growth Opportunities                10,125         --            10,125            --              --         10,125
Lincoln VIPT International                      354,749         --           354,749            --              19        354,730
Lincoln VIPT Moderate Profile                   351,843                      351,843            --              17        351,826
Lincoln VIPT Moderately Aggressive Profile      329,360         --           329,360            --              16        329,344
Lincoln VIPT Money Market                     4,527,015         --         4,527,015        71,058             274      4,455,683
Lincoln VIPT Social Awareness                    63,008         --            63,008            --               4         63,004
M Fund Brandes International Equity                 975                          975            --              --            975
MFS VIT Capital Opportunities                    22,378         --            22,378            --               1         22,377
MFS VIT Emerging Growth                         564,589         --           564,589            --              37        564,552
MFS VIT Total Return                          1,284,035        236         1,284,271            --              78      1,284,193
MFS VIT Utilities                               938,589         --           938,589            --              59        938,530
NB AMT Mid-Cap Growth                         1,220,678          6         1,220,684            --              74      1,220,610
NB AMT Partners                                 164,449         --           164,449            --              10        164,439
NB AMT Regency                                  300,565          6           300,571            --              16        300,555
PIMCO VIT OPCAP Global Equity                   151,239         --           151,239            --              10        151,229
PIMCO VIT OPCAP Managed                          69,165                       69,165            --               5         69,160
Putnam VT Growth  & Income Class IB              38,196                       38,196            --               3         38,193
Putnam VT Health Sciences Class IB               57,405         --            57,405            --               4         57,401

See accompanying notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER  31, 2006

                                                       DIVIDENDS
                                                         FROM        MORTALITY AND          NET
                                                      INVESTMENT        EXPENSE          INVESTMENT
SUBACCOUNT                                              INCOME     GUARANTEE CHARGES   INCOME (LOSS)
----------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                           $   833        $ (8,468)          $(7,635)
AIM V.I. Core Equity                                     10,114          (9,612)              502
AIM V.I. Diversified Income                              16,405          (2,156)           14,249
AIM V.I. International Growth                             4,230          (3,035)            1,195
ABVPSF Global Technology Class A                             --            (347)             (347)
ABVPSF Growth and Income Class A                          5,720          (3,240)            2,480
ABVPSF International Value Class B                           --             (36)              (36)
ABVPSF Large Cap Growth Class A                              --            (787)             (787)
ABVPSF Small/Mid Cap Value Class A                        1,115          (2,017)             (902)
American Century VP Inflation Protection                  9,600          (1,856)            7,744
American Funds Global Growth Class 2                      1,458          (1,112)              346
American Funds Global Small Capitalization Class 2        3,350          (4,810)           (1,460)
American Funds Growth Class 2                            25,008         (20,899)            4,109
American Funds Growth-Income Class 2                     40,006         (16,184)           23,822
American Funds International Class 2                     21,635          (8,629)           13,006
Baron Capital Asset                                          --          (1,066)           (1,066)
Delaware VIPT Capital Reserves                              790            (131)              659
Delaware VIPT Diversified Income                          2,940          (1,221)            1,719
Delaware VIPT Emerging Markets                           10,014          (6,979)            3,035
Delaware VIPT High Yield                                 27,555          (3,545)           24,010
Delaware VIPT REIT                                       12,434          (5,128)            7,306
Delaware VIPT Small Cap Value                             3,127          (9,799)           (6,672)
Delaware VIPT Trend                                          --          (5,190)           (5,190)
Delaware VIPT U.S. Growth                                    --            (590)             (590)
Delaware VIPT Value                                       4,248          (2,582)            1,666
DWS VIP Equity 500 Index                                 26,374         (17,748)            8,626
DWS VIP Small Cap Index                                   4,854          (5,716)             (862)
Fidelity VIP Asset Manager                                6,943          (2,087)            4,856
Fidelity VIP Contrafund Service Class                    15,343          (9,833)            5,510
Fidelity VIP Equity-Income                               23,270          (5,563)           17,707
Fidelity VIP Equity-Income Service Class                 10,513          (2,587)            7,926
Fidelity VIP Growth Service Class                         1,241          (3,285)           (2,044)
Fidelity VIP Growth Opportunities Service Class             286            (374)              (88)
Fidelity VIP High Income Service Class                    6,159            (643)            5,516
Fidelity VIP Investment Grade Bond                       13,940          (2,822)           11,118
Fidelity VIP Mid Cap Service Class                           40            (374)             (334)
Fidelity VIP Overseas Service Class                       1,253          (1,200)               53
FTVIPT Franklin Income Securities                            --             (26)              (26)
FTVIPT Franklin Small-Mid Cap Growth Securities              --          (1,904)           (1,904)
FTVIPT Mutual Shares Securities                              --             (35)              (35)
FTVIPT Templeton Foreign Securities                       4,234          (2,483)            1,751
FTVIPT Templeton Foreign Securities Class 2               1,484            (888)              596
FTVIPT Templeton Global Asset Allocation                  3,133            (340)            2,793
FTVIPT Templeton Global Income Securities                 3,832            (800)            3,032
FTVIPT Templeton Growth Securities                        4,561          (2,225)            2,336
FTVIPT Templeton Growth Securities Class 2                  605            (355)              250
Janus Aspen Series Balanced                               6,030          (2,143)            3,887
Janus Aspen Series Balanced Service Shares                5,240          (2,120)            3,120
Janus Aspen Series Global Technology Service Shares          --            (228)             (228)
Janus Aspen Series Mid Cap Growth Service Shares             --            (880)             (880)
Janus Aspen Series Worldwide Growth                       6,265          (2,664)            3,601
Janus Aspen Series Worldwide Growth Service Shares        1,223            (642)              581
Lincoln VIPT Aggressive Growth                               --             (43)              (43)
Lincoln VIPT Aggressive Profile                             473            (222)              251
Lincoln VIPT Bond                                        79,725         (13,279)           66,446
Lincoln VIPT Capital Appreciation                            70            (307)             (237)
Lincoln VIPT Conservative Profile                         1,356             (94)            1,262

See accompanying notes.

                                                                         DIVIDENDS
                                                                           FROM            TOTAL
                                                       NET REALIZED    NET REALIZED    NET REALIZED
                                                        GAIN (LOSS)       GAIN ON       GAIN (LOSS)
SUBACCOUNT                                            ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS
-------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                             $   427        $     --        $    427
AIM V.I. Core Equity                                        5,126              --           5,126
AIM V.I. Diversified Income                                (1,639)             --          (1,639)
AIM V.I. International Growth                               7,902              --           7,902
ABVPSF Global Technology Class A                              633              --             633
ABVPSF Growth and Income Class A                            5,077          20,798          25,875
ABVPSF International Value Class B                             15              --              15
ABVPSF Large Cap Growth Class A                             1,824              --           1,824
ABVPSF Small/Mid Cap Value Class A                          1,553          18,438          19,991
American Century VP Inflation Protection                     (300)             --            (300)
American Funds Global Growth Class 2                        3,516              --           3,516
American Funds Global Small Capitalization Class 2         10,208          37,437          47,645
American Funds Growth Class 2                              41,950          18,132          60,082
American Funds Growth-Income Class 2                       16,610          54,399          71,009
American Funds International Class 2                       19,032          10,774          29,806
Baron Capital Asset                                         7,942              --           7,942
Delaware VIPT Capital Reserves                                 --              --            --
Delaware VIPT Diversified Income                               62              --              62
Delaware VIPT Emerging Markets                             25,799          21,183          46,982
Delaware VIPT High Yield                                    3,470              --           3,470
Delaware VIPT REIT                                         19,939          41,459          61,398
Delaware VIPT Small Cap Value                              41,201          83,023         124,224
Delaware VIPT Trend                                        22,138              --          22,138
Delaware VIPT U.S. Growth                                     379              --             379
Delaware VIPT Value                                         4,004           5,620           9,624
DWS VIP Equity 500 Index                                   46,432              --          46,432
DWS VIP Small Cap Index                                     7,769          32,471          40,240
Fidelity VIP Asset Manager                                    542              --             542
Fidelity VIP Contrafund Service Class                      27,267         119,001         146,268
Fidelity VIP Equity-Income                                  8,059          85,219          93,278
Fidelity VIP Equity-Income Service Class                    5,737          40,895          46,632
Fidelity VIP Growth Service Class                          12,206              --          12,206
Fidelity VIP Growth Opportunities Service Class               723              --             723
Fidelity VIP High Income Service Class                        559              --             559
Fidelity VIP Investment Grade Bond                           (866)            835             (31)
Fidelity VIP Mid Cap Service Class                            (43)          1,818           1,775
Fidelity VIP Overseas Service Class                         5,061             975           6,036
FTVIPT Franklin Income Securities                              31              --              31
FTVIPT Franklin Small-Mid Cap Growth Securities             3,328              --           3,328
FTVIPT Mutual Shares Securities                                29              --              29
FTVIPT Templeton Foreign Securities                        22,755              --          22,755
FTVIPT Templeton Foreign Securities Class 2                 9,386              --           9,386
FTVIPT Templeton Global Asset Allocation                      932           2,710           3,642
FTVIPT Templeton Global Income Securities                     158              --             158
FTVIPT Templeton Growth Securities                         10,330          11,239          21,569
FTVIPT Templeton Growth Securities Class 2                  1,018           1,686           2,704
Janus Aspen Series Balanced                                 7,474              --           7,474
Janus Aspen Series Balanced Service Shares                  2,866              --           2,866
Janus Aspen Series Global Technology Service Shares           648              --             648
Janus Aspen Series Mid Cap Growth Service Shares            4,490              --           4,490
Janus Aspen Series Worldwide Growth                         2,752              --           2,752
Janus Aspen Series Worldwide Growth Service Shares          4,957              --           4,957
Lincoln VIPT Aggressive Growth                                114              --             114
Lincoln VIPT Aggressive Profile                               570              --             570
Lincoln VIPT Bond                                          (1,025)             --          (1,025)
Lincoln VIPT Capital Appreciation                           1,728              --           1,728
Lincoln VIPT Conservative Profile                               7              --               7

                                                         NET CHANGE       NET INCREASE
                                                       IN UNREALIZED       (DECREASE)
                                                        APPRECIATION     IN NET ASSETS
                                                      OR DEPRECIATION      RESULTING
SUBACCOUNT                                             ON INVESTMENTS   FROM OPERATIONS
---------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                            $   9,658      $   2,450
AIM V.I. Core Equity                                       148,734        154,362
AIM V.I. Diversified Income                                 (3,013)         9,597
AIM V.I. International Growth                               87,524         96,621
ABVPSF Global Technology Class A                             6,135          6,421
ABVPSF Growth and Income Class A                            38,375         66,730
ABVPSF International Value Class B                           2,019          1,998
ABVPSF Large Cap Growth Class A                             (2,565)        (1,528)
ABVPSF Small/Mid Cap Value Class A                          15,989         35,078
American Century VP Inflation Protection                    (3,625)         3,819
American Funds Global Growth Class 2                        32,800         36,662
American Funds Global Small Capitalization Class 2          93,037        139,222
American Funds Growth Class 2                              202,399        266,590
American Funds Growth-Income Class 2                       232,561        327,392
American Funds International Class 2                       164,665        207,477
Baron Capital Asset                                         13,702         20,578
Delaware VIPT Capital Reserves                                  42            701
Delaware VIPT Diversified Income                            15,224         17,005
Delaware VIPT Emerging Markets                             184,008        234,025
Delaware VIPT High Yield                                    26,256         53,736
Delaware VIPT REIT                                         132,012        200,716
Delaware VIPT Small Cap Value                               65,808        183,360
Delaware VIPT Trend                                         32,959         49,907
Delaware VIPT U.S. Growth                                    2,134          1,923
Delaware VIPT Value                                         62,861         74,151
DWS VIP Equity 500 Index                                   274,745        329,803
DWS VIP Small Cap Index                                     73,722        113,100
Fidelity VIP Asset Manager                                  11,103         16,501
Fidelity VIP Contrafund Service Class                      (18,048)       133,730
Fidelity VIP Equity-Income                                  14,285        125,270
Fidelity VIP Equity-Income Service Class                     4,578         59,136
Fidelity VIP Growth Service Class                           16,119         26,281
Fidelity VIP Growth Opportunities Service Class              1,908          2,543
Fidelity VIP High Income Service Class                       2,313          8,388
Fidelity VIP Investment Grade Bond                           1,078         12,165
Fidelity VIP Mid Cap Service Class                           4,137          5,578
Fidelity VIP Overseas Service Class                         22,088         28,177
FTVIPT Franklin Income Securities                              513            518
FTVIPT Franklin Small-Mid Cap Growth Securities             23,447         24,871
FTVIPT Mutual Shares Securities                                873            867
FTVIPT Templeton Foreign Securities                         35,384         59,890
FTVIPT Templeton Foreign Securities Class 2                 11,990         21,972
FTVIPT Templeton Global Asset Allocation                     1,520          7,955
FTVIPT Templeton Global Income Securities                   10,979         14,169
FTVIPT Templeton Growth Securities                          32,359         56,264
FTVIPT Templeton Growth Securities Class 2                   6,201          9,155
Janus Aspen Series Balanced                                 15,812         27,173
Janus Aspen Series Balanced Service Shares                  18,463         24,449
Janus Aspen Series Global Technology Service Shares          1,657          2,077
Janus Aspen Series Mid Cap Growth Service Shares             9,768         13,378
Janus Aspen Series Worldwide Growth                         52,048         58,401
Janus Aspen Series Worldwide Growth Service Shares           5,959         11,497
Lincoln VIPT Aggressive Growth                                 807            878
Lincoln VIPT Aggressive Profile                             12,033         12,854
Lincoln VIPT Bond                                            5,532         70,953
Lincoln VIPT Capital Appreciation                            1,833          3,324
Lincoln VIPT Conservative Profile                            1,161          2,430

See accompanying notes.

                                              DIVIDENDS
                                                FROM          MORTALITY             NET
                                             INVESTMENT      AND EXPENSE        INVESTMENT
SUBACCOUNT                                     INCOME     GUARANTEE CHARGES   INCOME (LOSS)
-------------------------------------------------------------------------------------------
Lincoln VIPT Core                             $      8        $     (4)          $      4
Lincoln VIPT Equity-Income                       1,046            (510)               536
Lincoln VIPT Global Asset Allocation             1,374            (668)               706
Lincoln VIPT Growth and Income                      69              (4)                65
Lincoln VIPT Growth Opportunities                   --             (14)               (14)
Lincoln VIPT International                       8,775          (1,917)             6,858
Lincoln VIPT Moderate Profile                    1,815            (709)             1,106
Lincoln VIPT Moderately Aggressive Profile       2,425            (945)             1,480
Lincoln VIPT Money Market                      186,309         (31,417)           154,892
Lincoln VIPT Social Awareness                      588            (495)                93
M Fund Brandes International Equity                 12              (4)                 8
MFS VIT Capital Opportunities                       83            (149)               (66)
MFS VIT Emerging Growth                             --          (4,459)            (4,459)
MFS VIT Total Return                            26,104          (8,524)            17,580
MFS VIT Utilities                               15,497          (6,125)             9,372
NB AMT Mid-Cap Growth                               --          (8,014)            (8,014)
NB AMT Partners                                  1,122          (1,096)                26
NB AMT Regency                                   1,099          (1,657)              (558)
PIMCO VIT OPCAP Global Equity                    1,077          (1,062)                15
PIMCO VIT OPCAP Managed                            993            (476)              (517)
Putnam VT Growth & Income Class IB                 536            (290)               246
Putnam VT Health Sciences Class IB                 177            (477)              (300)

See accompanying notes.

                                                                DIVIDENDS                       NET CHANGE       NET INCREASE
                                                  NET             FROM            TOTAL        IN UNREALIZED      (DECREASE)
                                                REALIZED      NET REALIZED    NET REALIZED     APPRECIATION      IN NET ASSETS
                                               GAIN (LOSS)       GAIN ON       GAIN (LOSS)    OR DEPRECIATION      RESULTING
SUBACCOUNT                                   ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS    ON INVESTMENTS   FROM OPERATIONS
-------------------------------------------------------------------------------------------------------------------------------
Lincoln VIPT Core                                $     4         $    --         $     4         $     88           $     96
Lincoln VIPT Equity-Income                           299           5,119           5,418            1,095              7,049
Lincoln VIPT Global Asset Allocation                 429           4,678           5,107            6,558             12,371
Lincoln VIPT Growth and Income                         1              --               1               92                158
Lincoln VIPT Growth Opportunities                     26              --              26              214                226
Lincoln VIPT International                         8,896              --           8,896           56,346             72,100
Lincoln VIPT Moderate Profile                        214               3             217           17,463             18,786
Lincoln VIPT Moderately Aggressive Profile         4,198               5           4,203           25,802             31,485
Lincoln VIPT Money Market                             --              --              --               --            154,892
Lincoln VIPT Social Awareness                      6,409              --           6,409            1,434              7,936
M Fund Brandes International Equity                    8              72              80               87                175
MFS VIT Capital Opportunities                        164              --             164            2,501              2,599
MFS VIT Emerging Growth                            3,841              --           3,841           42,029             41,411
MFS VIT Total Return                               8,493          34,985          43,478           62,376            123,434
MFS VIT Utilities                                 30,808          29,430          60,238          144,905            214,515
NB AMT Mid-Cap Growth                              9,917              --           9,917          133,313            135,216
NB AMT Partners                                    1,724          17,289          19,013           (2,402)            16,637
NB AMT Regency                                     2,477          15,238          17,715           10,241             27,398
PIMCO VIT OPCAP Global Equity                      2,226          12,591          14,817            9,878             24,710
PIMCO VIT OPCAP Managed                              104           6,137           6,241           (1,594)             5,164
Putnam VT Growth & Income Class IB                   446             836           1,282            3,499              5,027
Putnam VT Health Sciences Class IB                 1,972              --           1,972             (415)             1,257

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                               AIM V.I.                    AIM V.I.       AIM V.I.
                                                               CAPITAL       AIM V.I.    DIVERSIFIED   INTERNATIONAL
                                                            APPRECIATION   CORE EQUITY     INCOME         GROWTH
                                                             SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                            --------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $  347,727    $       --      $243,212       $ 83,618
Changes From Operations:
   - Net investment income (loss)                                (2,416)           --        15,216            924
   - Net realized gain (loss) on investments                     (4,165)           --        (1,002)         9,082
   - Net change in unrealized appreciation or
     depreciation on investments                                 30,551            --        (9,405)        20,652
                                                             ----------    ----------      --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               23,970            --         4,809         30,658
Change From Unit Transactions:
   - Contract purchases                                          29,519            --        61,181         12,028
   - Contract withdrawals                                       (68,971)           --       (34,080)       (45,413)
   - Contract transfers                                            (215)           --         3,912        267,889
                                                             ----------    ----------      --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 (39,667)           --        31,013        234,504
                                                             ----------    ----------      --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         (15,697)           --        35,822        265,162
                                                             ----------    ----------      --------       --------
NET ASSETS AT DECEMBER 31, 2005                                 332,030            --       279,034        348,780
Changes From Operations:
   - Net investment income (loss)                                (7,635)          502        14,249          1,195
   - Net realized gain (loss) on investments                        427         5,126        (1,639)         7,902
   - Net change in unrealized appreciation or
     depreciation on investments                                  9,658       148,734        (3,013)        87,524
                                                             ----------    ----------      --------       --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                                      2,450       154,362         9,597         96,621
Change From Unit Transactions:
   - Contract purchases                                         157,691       184,461         6,200         13,341
   - Contract withdrawals                                      (244,526)     (161,545)      (20,832)       (17,683)
   - Contract transfers                                       1,120,440     1,729,410        (3,521)        15,393
                                                             ----------    ----------      --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               1,033,605     1,752,326       (18,153)        11,051
                                                             ----------    ----------      --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       1,036,055     1,906,688        (8,556)       107,672
                                                             ----------    ----------      --------       --------
NET ASSETS AT DECEMBER 31, 2006                              $1,368,085    $1,906,688      $270,478       $456,452
                                                             ==========    ==========      ========       ========

See accompanying notes.

                                                              ABVPSF       ABVPSF        ABVPSF         ABVPSF        ABVPSF
                                                              GLOBAL     GROWTH AND   INTERNATIONAL    LARGE CAP   SMALL/MID CAP
                                                            TECHNOLOGY     INCOME         VALUE         GROWTH         VALUE
                                                             CLASS A       CLASS A       CLASS B        CLASS A       CLASS A
                                                            SUBACCOUNT   SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                            --------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $ 43,950     $325,791       $    --       $ 72,352       $160,638
Changes From Operations:
   - Net investment income (loss)                                (317)       2,467            --           (662)           (55)
   - Net realized gain (loss) on investments                      331        4,210            --          1,356         18,080
   - Net change in unrealized appreciation or
     depreciation on investments                                  316        7,933            --         12,342         (6,994)
                                                             --------     --------       -------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                330       14,610            --         13,036         11,031
Change From Unit Transactions:
   - Contract purchases                                         6,360       60,604            --         13,364         29,432
   - Contract withdrawals                                      (2,575)     (27,190)           --         (7,661)       (47,061)
   - Contract transfers                                       (15,874)      (3,900)           --         13,822         50,461
                                                             --------     --------       -------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               (12,089)      29,514            --         19,525         32,832
                                                             --------     --------       -------       --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (11,759)      44,124            --         32,561         43,863
                                                             --------     --------       -------       --------       --------
NET ASSETS AT DECEMBER 31, 2005                                32,191      369,915            --        104,913        204,501
Changes From Operations:
   - Net investment income (loss)                                (347)       2,480           (36)          (787)          (902)
   - Net realized gain (loss) on investments                      633       25,875            15          1,824         19,991
   - Net change in unrealized appreciation or
     depreciation on investments                                6,135       38,375         2,019         (2,565)        15,989
                                                             --------     --------       -------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                                    6,421       66,730         1,998         (1,528)        35,078
Change From Unit Transactions:
   - Contract purchases                                        18,067       83,296         8,777         14,630         96,285
   - Contract withdrawals                                      (4,250)     (30,209)       (1,021)       (10,918)       (20,670)
   - Contract transfers                                        16,755       22,112        55,944          1,720         26,808
                                                             --------     --------       -------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                30,572       75,199        63,700          5,432        102,423
                                                             --------     --------       -------       --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        36,993      141,929        65,698          3,904        137,501
                                                             --------     --------       -------       --------       --------
NET ASSETS AT DECEMBER 31, 2006                              $ 69,184     $511,844       $65,698       $108,817       $342,002
                                                             ========     ========       =======       ========       ========

                                                                                              AMERICAN
                                                              AMERICAN       AMERICAN          FUNDS          AMERICAN
                                                               CENTURY         FUNDS       GLOBAL SMALL        FUNDS
                                                            VP INFLATION   GLOBAL GROWTH   CAPITALIZATION     GROWTH
                                                             PROTECTION       CLASS 2          CLASS 2        CLASS 2
                                                             SUBACCOUNT     SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                                            -----------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $ 86,424        $  9,219        $173,654      $1,623,933
Changes From Operations:
   - Net investment income (loss)                                6,268              46             410            (581)
   - Net realized gain (loss) on investments                        23             346           8,424          35,394
   - Net change in unrealized appreciation or
     depreciation on investments                                (4,405)         13,789          46,887         268,575
                                                              --------        --------        --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               1,886          14,181          55,721         303,388
Change From Unit Transactions:
   - Contract purchases                                         43,426          26,018          49,476         361,318
   - Contract withdrawals                                      (13,407)         (8,442)        (24,117)       (228,889)
   - Contract transfers                                         95,493         114,050          59,978         266,811
                                                              --------        --------        --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                125,512         131,626          85,337         399,240
                                                              --------        --------        --------      ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        127,398         145,807         141,058         702,628
                                                              --------        --------        --------      ----------
NET ASSETS AT DECEMBER 31, 2005                                213,822         155,026         314,712       2,326,561
Changes From Operations:
   - Net investment income (loss)                                7,744             346          (1,460)          4,109
   - Net realized gain (loss) on investments                      (300)          3,516          47,645          60,082
   - Net change in unrealized appreciation or
     depreciation on investments                                (3,625)         32,800          93,037         202,399
                                                              --------        --------        --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                                     3,819          36,662         139,222         266,590
Change From Unit Transactions:
   - Contract purchases                                         80,074          68,195          81,137         517,503
   - Contract withdrawals                                      (22,688)        (16,673)        (36,726)       (274,816)
   - Contract transfers                                         93,908          10,679         375,151         505,738
                                                              --------        --------        --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                151,294          62,201         419,562         748,425
                                                              --------        --------        --------      ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        155,113          98,863         558,784       1,015,015
                                                              --------        --------        --------      ----------
NET ASSETS AT DECEMBER 31, 2006                               $368,935        $253,889        $873,496      $3,341,576
                                                              ========        ========        ========      ==========

                                                     AMERICAN        AMERICAN                   DELAWARE
                                                       FUNDS           FUNDS         BARON        VIPT
                                                  GROWTH-INCOME   INTERNATIONAL     CAPITAL      CAPITAL
                                                     CLASS 2          CLASS 2        ASSET      RESERVES
                                                    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                                  -------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $1,139,772      $  346,813      $117,839     $    --
Changes From Operations:
   - Net investment income (loss)                      10,558           7,957          (942)         --
   - Net realized gain (loss) on investments           18,389           7,904         3,275          --
   - Net change in unrealized appreciation or
     depreciation on investments                       55,020         121,638         1,053          --
                                                   ----------      ----------      --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     83,967         137,499         3,386          --
Change From Unit Transactions:
   - Contract purchases                               292,713         139,925        23,890          --
   - Contract withdrawals                            (132,297)        (53,600)      (11,645)         --
   - Contract transfers                               331,479         428,977         2,359          --
                                                   ----------      ----------      --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             491,895         515,302        14,604          --
                                                   ----------      ----------      --------     -------
TOTAL INCREASE (DECREASE) IN NET ASSETS               575,862         652,801        17,990          --
                                                   ----------      ----------      --------     -------
NET ASSETS AT DECEMBER 31, 2005                     1,715,634         999,614       135,829          --
Changes From Operations:
   - Net investment income (loss)                      23,822          13,006        (1,066)        659
   - Net realized gain (loss) on investments           71,009          29,806         7,942          --
   - Net change in unrealized appreciation or
     depreciation on investments                      232,561         164,665        13,702          42
                                                   ----------      ----------      --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    327,392         207,477        20,578         701
Change From Unit Transactions:
   - Contract purchases                               467,741         198,323        24,871       2,970
   - Contract withdrawals                            (182,848)        (83,686)      (21,285)       (778)
   - Contract transfers                               480,982         134,965           546      18,134
                                                   ----------      ----------      --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             765,875         249,602         4,132      20,326
                                                   ----------      ----------      --------     -------
TOTAL INCREASE (DECREASE) IN NET ASSETS             1,093,267         457,079        24,710      21,027
                                                   ----------      ----------      --------     -------
NET ASSETS AT DECEMBER 31, 2006                    $2,808,901      $1,456,693      $160,539     $21,027
                                                   ==========      ==========      ========     =======

See accompanying notes.

                                                   DELAWARE      DELAWARE     DELAWARE                  DELAWARE
                                                     VIPT          VIPT         VIPT       DELAWARE       VIPT
                                                  DIVERSIFIED    EMERGING       HIGH         VIPT       SMALL CAP
                                                    INCOME        MARKETS       YIELD        REIT         VALUE
                                                   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                  ---------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $  5,235     $   77,940    $311,565     $462,457    $  910,263
Changes From Operations:
   - Net investment income (loss)                       211         (2,385)     21,591        5,637        (4,321)
   - Net realized gain (loss) on investments            296         17,953       2,641       56,552        85,988
   - Net change in unrealized appreciation or
     depreciation on investments                     (1,075)       111,368     (15,459)     (27,452)        7,796
                                                   --------     ----------    --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     (568)       126,936       8,773       34,737        89,463
Change From Unit Transactions:
   - Contract purchases                              38,335        239,763      64,909       83,437       157,174
   - Contract withdrawals                           (11,418)       (42,808)    (46,219)     (61,231)      (84,069)
   - Contract transfers                             113,831        315,557      42,227       44,077        84,392
                                                   --------     ----------    --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           140,748        512,512      60,917       66,283       157,497
                                                   --------     ----------    --------     --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             140,180        639,448      69,690      101,020       246,960
                                                   --------     ----------    --------     --------    ----------
NET ASSETS AT DECEMBER 31, 2005                     145,415        717,388     381,255      563,477     1,157,223
Changes From Operations:
   - Net investment income (loss)                     1,719          3,035      24,010        7,306        (6,672)
   - Net realized gain (loss) on investments             62         46,982       3,470       61,398       124,224
   - Net change in unrealized appreciation or
     depreciation on investments                     15,224        184,008      26,256      132,012        65,808
                                                   --------     ----------    --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   17,005        234,025      53,736      200,716       183,360
Change From Unit Transactions:
   - Contract purchases                              71,465        260,574     125,215      126,617       177,307
   - Contract withdrawals                           (22,336)       (41,522)    (50,353)     (73,077)     (129,190)
   - Contract transfers                             128,475         29,864      71,326       56,888        39,474
                                                   --------     ----------    --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           177,604        248,916     146,188      110,428        87,591
                                                   --------     ----------    --------     --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             194,609        482,941     199,924      311,144       270,951
                                                   --------     ----------    --------     --------    ----------
NET ASSETS AT DECEMBER 31, 2006                    $340,024     $1,200,329    $581,179     $874,621    $1,428,174
                                                   ========     ==========    ========     ========    ==========


                                                   DELAWARE      DELAWARE     DELAWARE       DWS VIP
                                                     VIPT          VIPT         VIPT          EAFE
                                                     TREND     U.S. GROWTH     VALUE      EQUITY INDEX
                                                  SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                                  ----------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $549,774     $ 27,867      $143,083     $ 143,325
Changes From Operations:
   - Net investment income (loss)                    (4,509)        (116)        1,189         3,810
   - Net realized gain (loss) on investments         10,043          427         1,647        26,165
   - Net change in unrealized appreciation or
     depreciation on investments                     31,814       11,768         7,945       (29,660)
                                                   --------     --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   37,348       12,079        10,781           315
Change From Unit Transactions:
   - Contract purchases                             117,580       35,402        60,123        30,835
   - Contract withdrawals                           (69,639)      (6,794)      (14,837)       (9,153)
   - Contract transfers                              40,061       26,152        39,372      (165,322)
                                                   --------     --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            88,002       54,760        84,658      (143,640)
                                                   --------     --------      --------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS             125,350       66,839        95,439      (143,325)
                                                   --------     --------      --------     ---------
NET ASSETS AT DECEMBER 31, 2005                     675,124       94,706       238,522            --
Changes From Operations:
   - Net investment income (loss)                    (5,190)        (590)        1,666            --
   - Net realized gain (loss) on investments         22,138          379         9,624            --
   - Net change in unrealized appreciation or
     depreciation on investments                     32,959        2,134        62,861            --
                                                   --------     --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   49,907        1,923        74,151            --
Change From Unit Transactions:
   - Contract purchases                              90,778        5,339        87,066            --
   - Contract withdrawals                           (74,910)      (3,852)      (23,841)           --
   - Contract transfers                              (7,471)       8,870       138,072            --
                                                   --------     --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             8,397       10,357       201,297            --
                                                   --------     --------      --------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS              58,304       12,280       275,448            --
                                                   --------     --------      --------     ---------
NET ASSETS AT DECEMBER 31, 2006                    $733,428     $106,986      $513,970     $      --
                                                   ========     ========      ========     =========

                                                   DWS VIP     DWS VIP   FIDELITY VIP   FIDELITY VIP
                                                 EQUITY 500   SMALL CAP      ASSET       CONTRAFUND
                                                    INDEX       INDEX       MANAGER    SERVICE CLASS
                                                 SUBACCOUNT  SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
                                                 ---------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                    $1,582,453   $364,137     $223,094      $  803,295
Changes From Operations:
   - Net investment income (loss)                    13,474       (885)       3,896          (5,247)
   - Net realized gain (loss) on investments         26,463     23,305          (61)         31,177
   - Net change in unrealized appreciation or
     depreciation on investments                     44,137      2,425        4,584         113,634
                                                 ----------   --------     --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   84,074     24,845        8,419         139,564
Change From Unit Transactions:
   - Contract purchases                             388,781     48,559       54,992         106,258
   - Contract withdrawals                          (245,044)   (42,283)     (26,287)       (154,057)
   - Contract transfers                             360,268    259,691           42         178,697
                                                 ----------   --------     --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           504,005    265,967       28,747         130,898
                                                 ----------   --------     --------      ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             588,079    290,812       37,166         270,462
                                                 ----------   --------     --------      ----------
NET ASSETS AT DECEMBER 31, 2005                   2,170,532    654,949      260,260       1,073,757
Changes From Operations:
   - Net investment income (loss)                     8,626       (862)       4,856           5,510
   - Net realized gain (loss) on investments         46,432     40,240          542         146,268
   - Net change in unrealized appreciation or
     depreciation on investments                    274,745     73,722       11,103         (18,048)
                                                 ----------   --------     --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  329,803    113,100       16,501         133,730
Change From Unit Transactions:
   - Contract purchases                             345,651     88,715        2,974         268,687
   - Contract withdrawals                          (296,601)   (45,575)     (14,933)       (112,794)
   - Contract transfers                              19,410     63,721        2,626         158,092
                                                 ----------   --------     --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            68,460    106,861       (9,333)        313,985
                                                 ----------   --------     --------      ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             398,263    219,961        7,168         447,715
                                                 ----------   --------     --------      ----------
NET ASSETS AT DECEMBER 31, 2006                  $2,568,795   $874,910     $267,428      $1,521,472
                                                 ==========   ========     ========      ==========

See accompanying notes.

                                                                                                FIDELITY VIP
                                                                 FIDELITY VIP    FIDELITY VIP     GROWTH       FIDELITY VIP
                                                  FIDELITY VIP  EQUITY-INCOME      GROWTH      OPPORTUNITIES    HIGH INCOME
                                                 EQUITY-INCOME  SERVICE CLASS   SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                   SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 --------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                       $515,542       $289,864        $356,614       $43,187        $ 69,303
Changes From Operations:
   - Net investment income (loss)                      3,821          2,118          (1,632)           23          10,533
   - Net realized gain (loss) on investments          21,530         17,098           1,432           490             481
   - Net change in unrealized appreciation or
     depreciation on investments                       4,415         (4,561)         21,401         2,668          (9,335)
                                                    --------       --------        --------       -------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    29,766         14,655          21,201         3,181           1,679
Change From Unit Transactions:
   - Contract purchases                              118,686         29,962          57,599         7,888          11,645
   - Contract withdrawals                            (61,441)       (16,318)        (28,630)       (5,120)        (57,945)
   - Contract transfers                               30,767        (21,363)         23,163           107          11,104
                                                    --------       --------        --------       -------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             88,012         (7,719)         52,132         2,875          11,173
                                                    --------       --------        --------       -------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              117,778          6,936          73,333         6,056          12,852
                                                    --------       --------        --------       -------        --------
NET ASSETS AT DECEMBER 31, 2005                      633,320        296,800         429,947        49,243          82,155
Changes From Operations:
   - Net investment income (loss)                     17,707          7,926          (2,044)          (88)          5,516
   - Net realized gain (loss) on investments          93,278         46,632          12,206           723             559
   - Net change in unrealized appreciation or
     depreciation on investments                      14,285          4,578          16,119         1,908           2,313
                                                    --------       --------        --------       -------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   125,270         59,136          26,281         2,543           8,388
Change From Unit Transactions:
   - Contract purchases                               96,029         38,368          62,319         8,459          11,103
   - Contract withdrawals                            (77,945)       (20,334)        (44,009)       (5,133)        (24,880)
   - Contract transfers                                5,080          3,958         (30,234)        2,588          (2,564)
                                                    --------       --------        --------       -------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             23,164         21,992         (11,924)        5,914          (7,401)
                                                    --------       --------        --------       -------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              148,434         81,128          14,357         8,457             987
                                                    --------       --------        --------       -------        --------
NET ASSETS AT DECEMBER 31, 2006                     $781,754       $377,928        $444,304       $57,700        $ 83,142
                                                    ========       ========        ========       =======        ========

                                                                                               FTVIPT
                                                 FIDELITY VIP   FIDELITY VIP   FIDELITY VIP   FRANKLIN
                                                  INVESTMENT      MID CAP       OVERSEAS       INCOME
                                                  GRADE BOND   SERVICE CLASS  SERVICE CLASS  SECURITIES
                                                  SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                 ------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $353,946      $     --        $109,105      $    --
Changes From Operations:
   - Net investment income (loss)                    10,025           (17)           (190)          --
   - Net realized gain (loss) on investments          6,922            44           5,039           --
   - Net change in unrealized appreciation or
     depreciation on investments                    (12,559)          546          17,074           --
                                                   --------      --------        --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    4,388           573          21,923           --
Change From Unit Transactions:
   - Contract purchases                              62,774         3,058          14,733           --
   - Contract withdrawals                           (57,945)         (914)        (14,827)          --
   - Contract transfers                              (5,259)        9,612           9,807           --
                                                   --------      --------        --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              (430)       11,756           9,713           --
                                                   --------      --------        --------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS               3,958        12,329          31,636           --
                                                   --------      --------        --------      -------
NET ASSETS AT DECEMBER 31, 2005                     357,904        12,329         140,741           --
Changes From Operations:
   - Net investment income (loss)                    11,118          (334)             53          (26)
   - Net realized gain (loss) on investments            (31)        1,775           6,036           31
   - Net change in unrealized appreciation or
     depreciation on investments                      1,078         4,137          22,088          513
                                                   --------      --------        --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   12,165         5,578          28,177          518
Change From Unit Transactions:
   - Contract purchases                              16,563        88,553          39,647        1,916
   - Contract withdrawals                           (24,880)      (12,013)        (13,594)        (885)
   - Contract transfers                              (2,527)       31,576           2,692       40,669
                                                   --------      --------        --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (10,844)      108,116          28,745       41,700
                                                   --------      --------        --------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS               1,321       113,694          56,922       42,218
                                                   --------      --------        --------      -------
NET ASSETS AT DECEMBER 31, 2006                    $359,225      $126,023        $197,663      $42,218
                                                   ========      ========        ========      =======

                                                     FTVIPT                               FTVIPT
                                                   FRANKLIN       FTVIPT      FTVIPT     TEMPLETON
                                                 SMALL-MID CAP    MUTUAL     TEMPLETON    FOREIGN
                                                    GROWTH        SHARES      FOREIGN   SECURITIES
                                                  SECURITIES    SECURITIES  SECURITIES    CLASS 2
                                                  SUBACCOUNT    SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                 -------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $147,062       $    --    $272,613    $ 91,519
Changes From Operations:
   - Net investment income (loss)                    (1,318)           --       1,508         543
   - Net realized gain (loss) on investments          2,657            --       5,729       3,764
   - Net change in unrealized appreciation or
     depreciation on investments                      7,251            --      18,053       6,463
                                                   --------       -------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    8,590            --      25,290      10,770
Change From Unit Transactions:
   - Contract purchases                              33,699            --      44,220      16,492
   - Contract withdrawals                           (12,595)           --     (76,603)    (15,142)
   - Contract transfers                              23,250            --      29,647      11,313
                                                   --------       -------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            44,354            --      (2,736)     12,663
                                                   --------       -------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              52,944            --      22,554      23,433
                                                   --------       -------    --------    --------
NET ASSETS AT DECEMBER 31, 2005                     200,006            --     295,167     114,952
Changes From Operations:
   - Net investment income (loss)                    (1,904)          (35)      1,751         596
   - Net realized gain (loss) on investments          3,328            29      22,755       9,386
   - Net change in unrealized appreciation or
     depreciation on investments                     23,447           873      35,384      11,990
                                                   --------       -------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   24,871           867      59,890      21,972
Change From Unit Transactions:
   - Contract purchases                              59,872         6,257      28,110      14,379
   - Contract withdrawals                           (19,320)       (1,205)    (94,355)    (28,363)
   - Contract transfers                              61,807        40,832      11,376      (1,570)
                                                   --------       -------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           102,359        45,884     (54,869)    (15,554)
                                                   --------       -------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             127,230        46,751       5,021       6,418
                                                   --------       -------    --------    --------
NET ASSETS AT DECEMBER 31, 2006                    $327,236       $46,751    $300,188    $121,370
                                                   ========       =======    ========    ========

See accompanying notes.

                                                   FTVIPT      FTVIPT                  FTVIPT
                                                  TEMPLETON   TEMPLETON    FTVIPT     TEMPLETON     JANUS
                                                   GLOBAL      GLOBAL     TEMPLETON    GROWTH       ASPEN
                                                    ASSET      INCOME      GROWTH    SECURITIES    SERIES
                                                 ALLOCATION  SECURITIES  SECURITIES    CLASS 2    BALANCED
                                                 SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                 ------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $34,826    $     --    $185,928    $39,823     $303,465
Changes From Operations:
   - Net investment income (loss)                    1,051          (9)        972        152        3,812
   - Net realized gain (loss) on investments           615          --       4,526      1,333        8,273
   - Net change in unrealized appreciation or
     depreciation on investments                      (481)         55      13,734      1,826        5,933
                                                   -------    --------    --------    -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   1,185          46      19,232      3,311       18,018
Change From Unit Transactions:
   - Contract purchases                              4,788         811      56,955      5,322       46,420
   - Contract withdrawals                           (4,343)       (111)    (23,359)    (7,240)     (47,288)
   - Contract transfers                              3,043       8,342      34,615       (446)     (60,430)
                                                   -------    --------    --------    -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            3,488       9,042      68,211     (2,364)     (61,298)
                                                   -------    --------    --------    -------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              4,673       9,088      87,443        947      (43,280)
                                                   -------    --------    --------    -------     --------
NET ASSETS AT DECEMBER 31, 2005                     39,499       9,088     273,371     40,770      260,185
Changes From Operations:
   - Net investment income (loss)                    2,793       3,032       2,336        250        3,887
   - Net realized gain (loss) on investments         3,642         158      21,569      2,704        7,474
   - Net change in unrealized appreciation or
     depreciation on investments                     1,520      10,979      32,359      6,201       15,812
                                                   -------    --------    --------    -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   7,955      14,169      56,264      9,155       27,173
Change From Unit Transactions:
   - Contract purchases                              6,372     160,490      48,994      5,195       32,490
   - Contract withdrawals                           (4,877)    (13,688)    (49,662)    (3,958)     (34,944)
   - Contract transfers                             (3,133)     59,041      22,942     10,380       16,946
                                                   -------    --------    --------    -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (1,638)    205,843      22,274     11,617       14,492
                                                   -------    --------    --------    -------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              6,317     220,012      78,538     20,772       41,665
                                                   -------    --------    --------    -------     --------
NET ASSETS AT DECEMBER 31, 2006                    $45,816    $229,100    $351,909    $61,542     $301,850
                                                   =======    ========    ========    =======     ========

                                                                JANUS       JANUS
                                                    JANUS       ASPEN       ASPEN
                                                    ASPEN      SERIES      SERIES       JANUS
                                                   SERIES      GLOBAL      MID CAP      ASPEN
                                                  BALANCED   TECHNOLOGY    GROWTH      SERIES
                                                   SERVICE     SERVICE     SERVICE    WORLDWIDE
                                                   SHARES      SHARES      SHARES      GROWTH
                                                 SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                 ----------------------------------------------
NET ASSETS AT JANUARY 1, 2005                     $200,788    $ 37,337    $ 60,469    $313,523
Changes From Operations:
   - Net investment income (loss)                    2,948        (249)       (683)      1,948
   - Net realized gain (loss) on investments         2,109        (764)      4,610         124
   - Net change in unrealized appreciation or
     depreciation on investments                    10,505       3,981       5,900      13,427
                                                  --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  15,562       2,968       9,827      15,499
Change From Unit Transactions:
   - Contract purchases                             24,441       4,408      12,403      46,378
   - Contract withdrawals                          (19,908)    (11,774)     (5,865)    (40,242)
   - Contract transfers                             27,842      (1,161)     28,339      (3,616)
                                                  --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           32,375      (8,527)     34,877       2,520
                                                  --------    --------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             47,937      (5,559)     44,704      18,019
                                                  --------    --------    --------    --------
NET ASSETS AT DECEMBER 31, 2005                    248,725      31,778     105,173     331,542
Changes From Operations:
   - Net investment income (loss)                    3,120        (228)       (880)      3,601
   - Net realized gain (loss) on investments         2,866         648       4,490       2,752
   - Net change in unrealized appreciation or
     depreciation on investments                    18,463       1,657       9,768      52,048
                                                  --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  24,449       2,077      13,378      58,401
Change From Unit Transactions:
   - Contract purchases                             31,955       3,204      19,495      42,986
   - Contract withdrawals                          (23,217)     (3,201)     (7,831)    (35,707)
   - Contract transfers                                316      (4,403)    (10,888)     (3,275)
                                                  --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            9,054      (4,400)        776       4,004
                                                  --------    --------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             33,503      (2,323)     14,154      62,405
                                                  --------    --------    --------    --------
NET ASSETS AT DECEMBER 31, 2006                   $282,228    $ 29,455    $119,327    $393,947
                                                  ========    ========    ========    ========

                                                     JANUS
                                                     ASPEN
                                                    SERIES
                                                   WORLDWIDE     LINCOLN     LINCOLN
                                                    GROWTH        VIPT         VIPT        LINCOLN
                                                    SERVICE    AGGRESSIVE   AGGRESSIVE      VIPT
                                                    SHARES       GROWTH       PROFILE       BOND
                                                  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                 --------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $ 71,658     $   125      $     --    $1,465,626
Changes From Operations:
   - Net investment income (loss)                       303         (14)           (2)       54,685
   - Net realized gain (loss) on investments            415          28             2        16,259
   - Net change in unrealized appreciation or
        depreciation on investments                   2,913         299            40       (42,299)
                                                   --------     -------      --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    3,631         313            40        28,645
Change From Unit Transactions:
   - Contract purchases                               8,764       1,182           676       217,218
   - Contract withdrawals                            (5,864)       (964)         (238)     (171,476)
   - Contract transfers                               1,738       2,941         4,645        85,337
                                                   --------     -------      --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             4,638       3,159         5,083       131,079
                                                   --------     -------      --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               8,269       3,472         5,123       159,724
                                                   --------     -------      --------    ----------
NET ASSETS AT DECEMBER 31, 2005                      79,927       3,597         5,123     1,625,350
Changes From Operations:
   - Net investment income (loss)                       581         (43)          251        66,446
   - Net realized gain (loss) on investments          4,957         114           570        (1,025)
   - Net change in unrealized appreciation or
        depreciation on investments                   5,959         807        12,033         5,532
                                                   --------     -------      --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   11,497         878        12,854        70,953
Change From Unit Transactions:
   - Contract purchases                              11,590       4,740         9,175       198,136
   - Contract withdrawals                           (25,481)     (2,205)       (9,879)     (195,017)
   - Contract transfers                              (6,808)      5,764        85,913       171,775
                                                   --------     -------      --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (20,699)      8,299        85,209       174,894
                                                   --------     -------      --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (9,202)      9,177        98,063       245,847
                                                   --------     -------      --------    ----------
NET ASSETS AT DECEMBER 31, 2006                    $ 70,725     $12,774      $103,186    $1,871,197
                                                   ========     =======      ========    ==========

See accompanying notes.

                                                                                                             LINCOLN
                                                     LINCOLN        LINCOLN                     LINCOLN       VIPT
                                                      VIPT           VIPT          LINCOLN       VIPT        GLOBAL
                                                     CAPITAL     CONSERVATIVE       VIPT        EQUITY-       ASSET
                                                  APPRECIATION      PROFILE         CORE        INCOME     ALLOCATION
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                  -------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                       $38,609        $     --       $   --       $ 73,781     $ 48,830
Changes From Operations:
   - Net investment income (loss)                      (215)             --            1            198          235
   - Net realized gain (loss) on investments            197              --            1          3,846        3,292
   - Net change in unrealized appreciation or
        depreciation on investments                   1,312              --            9         (1,762)         (36)
                                                    -------        --------       ------       --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    1,294              --           11          2,282        3,491
Change From Unit Transactions:
   - Contract purchases                               1,741              --           --          3,694        7,613
   - Contract withdrawals                            (3,021)             --          (19)       (18,914)      (3,018)
   - Contract transfers                                 986              --          363          1,734       10,921
                                                    -------        --------       ------       --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              (294)             --          344        (13,486)      15,516
                                                    -------        --------       ------       --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               1,000              --          355        (11,204)      19,007
                                                    -------        --------       ------       --------     --------
NET ASSETS AT DECEMBER 31, 2005                      39,609              --          355         62,577       67,837
Changes From Operations:
   - Net investment income (loss)                      (237)          1,262            4            536          706
   - Net realized gain (loss) on investments          1,728               7            4          5,418        5,107
   - Net change in unrealized appreciation or
        depreciation on investments                   1,833           1,161           88          1,095        6,558
                                                    -------        --------       ------       --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    3,324           2,430           96          7,049       12,371
Change From Unit Transactions:
   - Contract purchases                               2,270              --          800         10,793       14,404
   - Contract withdrawals                            (3,072)           (279)        (166)        (4,203)      (4,623)
   - Contract transfers                              (5,660)        110,906            8         16,414       28,709
                                                    -------        --------       ------       --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (6,462)        110,627          642         23,004       38,490
                                                    -------        --------       ------       --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (3,138)        113,057          738         30,053       50,861
                                                    -------        --------       ------       --------     --------
NET ASSETS AT DECEMBER 31, 2006                     $36,471        $113,057       $1,093       $ 92,630     $118,698
                                                    =======        ========       ======       ========     ========

                                                    LINCOLN
                                                     VIPT         LINCOLN                       LINCOLN
                                                    GROWTH         VIPT           LINCOLN         VIPT
                                                      AND         GROWTH           VIPT         MODERATE
                                                    INCOME     OPPORTUNITIES   INTERNATIONAL    PROFILE
                                                  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                  -------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                       $   --        $    --         $ 94,056      $     --
Changes From Operations:
   - Net investment income (loss)                       --             --            2,932            (1)
   - Net realized gain (loss) on investments            --             --           10,248             1
   - Net change in unrealized appreciation or
        depreciation on investments                     --             (8)          11,723            16
                                                    ------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                      --             (8)          24,903            16
Change From Unit Transactions:
   - Contract purchases                                 --             --           40,925         1,690
   - Contract withdrawals                               --             --          (21,344)         (241)
   - Contract transfers                                 --          1,135           78,836            --
                                                    ------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               --          1,135           98,417         1,449
                                                    ------        -------         --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 --          1,127          123,320         1,465
                                                    ------        -------         --------      --------
NET ASSETS AT DECEMBER 31, 2005                         --          1,127          217,376         1,465
Changes From Operations:
   - Net investment income (loss)                       65            (14)           6,858         1,106
   - Net realized gain (loss) on investments             1             26            8,896           217
   - Net change in unrealized appreciation or
        depreciation on investments                     92            214           56,346        17,463
                                                    ------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     158            226           72,100        18,786
Change From Unit Transactions:
   - Contract purchases                                550          3,497           92,038       131,697
   - Contract withdrawals                             (130)          (791)         (23,867)      (19,656)
   - Contract transfers                              5,676          6,066           (2,917)      219,534
                                                    ------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            6,096          8,772           65,254       331,575
                                                    ------        -------         --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              6,254          8,998          137,354       350,361
                                                    ------        -------         --------      --------
NET ASSETS AT DECEMBER 31, 2006                     $6,254        $10,125         $354,730      $351,826
                                                    ======        =======         ========      ========

                                                             LINCOLN
                                                              VIPT       LINCOLN      LINCOLN       M FUND
                                                           MODERATELY     VIPT         VIPT        BRANDES
                                                           AGGRESSIVE     MONEY       SOCIAL    INTERNATIONAL
                                                             PROFILE      MARKET     AWARENESS      EQUITY
                                                           SUBACCOUNT   SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                                           --------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                               $     --   $ 5,336,668   $ 56,534       $  35
Changes From Operations:
   - Net investment income (loss)                                (74)       88,461         27           5
   - Net realized gain (loss) on investments                      (4)           --      1,947          24
   - Net change in unrealized appreciation or
     depreciation on investments                               1,005            --      4,687          13
                                                            --------   -----------   --------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               927        88,461      6,661          42
Change From Unit Transactions:
   - Contract purchases                                        3,647     3,990,550     13,795         576
   - Contract withdrawals                                     (2,164)   (1,027,267)   (17,022)       (162)
   - Contract transfers                                       75,571    (4,068,359)     4,444         (16)
                                                            --------   -----------   --------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               77,054    (1,105,076)     1,217         398
                                                            --------   -----------   --------       -----
TOTAL INCREASE (DECREASE) IN NET ASSETS                       77,981    (1,016,615)     7,878         440
                                                            --------   -----------   --------       -----
NET ASSETS AT DECEMBER 31, 2005                               77,981     4,320,053     64,412         475
Changes From Operations:
   - Net investment income (loss)                              1,480       154,892         93           8
   - Net realized gain (loss) on investments                   4,203            --      6,409          80
   - Net change in unrealized appreciation or
     depreciation on investments                              25,802            --      1,434          87
                                                            --------   -----------   --------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                 31,485       154,892      7,936         175
Change From Unit Transactions:
   - Contract purchases                                      159,233     5,135,700     21,469         576
   - Contract withdrawals                                    (35,499)     (843,069)    (7,325)       (164)
   - Contract transfers                                       96,144    (4,311,893)   (23,488)        (87)
                                                            --------   -----------   --------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                              219,878       (19,262)    (9,344)        325
                                                            --------   -----------   --------       -----
TOTAL INCREASE (DECREASE) IN NET ASSETS                      251,363       135,630     (1,408)        500
                                                            --------   -----------   --------       -----
NET ASSETS AT DECEMBER 31, 2006                             $329,344   $ 4,455,683   $ 63,004       $ 975
                                                            ========   ===========   ========       =====

See accompanying notes.

                                                              MFS VIT       MFS VIT     MFS VIT
                                                              CAPITAL      EMERGING      TOTAL
                                                           OPPORTUNITIES    GROWTH      RETURN
                                                             SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
                                                           --------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $13,412      $ 525,303  $  857,852
Changes From Operations:
   - Net investment income (loss)                                  (8)        (4,050)     12,045
   - Net realized gain (loss) on investments                       64         (5,036)     48,239
   - Net change in unrealized appreciation or
     depreciation on investments                                  200         51,218     (38,536)
                                                              -------      ---------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                256         42,132      21,748
Change From Unit Transactions:
   - Contract purchases                                         5,026         85,126     180,061
   - Contract withdrawals                                      (1,083)       (72,351)   (154,103)
   - Contract transfers                                            21        (25,579)    145,855
                                                              -------      ---------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 3,964        (12,804)    171,813
                                                              -------      ---------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         4,220         29,328     193,561
                                                              -------      ---------  ----------
NET ASSETS AT DECEMBER 31, 2005                                17,632        554,631   1,051,413
Changes From Operations:
   - Net investment income (loss)                                 (66)        (4,459)     17,580
   - Net realized gain (loss) on investments                      164          3,841      43,478
   - Net change in unrealized appreciation or
     depreciation on investments                                2,501         42,029      62,376
                                                              -------      ---------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                   2,599         41,411     123,434
Change From Unit Transactions:
   - Contract purchases                                         3,177         87,205     200,273
   - Contract withdrawals                                      (1,046)      (109,238)   (148,451)
   - Contract transfers                                            15         (9,457)     57,524
                                                              -------      ---------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 2,146        (31,490)    109,346
                                                              -------      ---------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         4,745          9,921     232,780
                                                              -------      ---------  ----------
NET ASSETS AT DECEMBER 31, 2006                               $22,377      $ 564,552  $1,284,193
                                                              =======      =========  ==========

                                                                         NB AMT
                                                             MFS VIT     MID-CAP     NB AMT
                                                            UTILITIES    GROWTH     PARTNERS
                                                           SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                           ----------------------------------
NET ASSETS AT JANUARY 1, 2005                               $ 575,430  $  486,230   $131,134
Changes From Operations:
   - Net investment income (loss)                              (1,270)     (4,952)       119
   - Net realized gain (loss) on investments                   31,000      13,885     17,433
   - Net change in unrealized appreciation or
     depreciation on investments                               65,012      81,958      6,162
                                                            ---------  ----------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                             94,742      90,891     23,714
Change From Unit Transactions:
   - Contract purchases                                       115,244     115,736     12,506
   - Contract withdrawals                                    (110,790)    (99,823)   (79,799)
   - Contract transfers                                         3,991     317,023     49,026
                                                            ---------  ----------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 8,445     332,936    (18,267)
                                                            ---------  ----------   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       103,187     423,827      5,447
                                                            ---------  ----------   --------
NET ASSETS AT DECEMBER 31, 2005                               678,617     910,057    136,581
Changes From Operations:
   - Net investment income (loss)                               9,372      (8,014)        26
   - Net realized gain (loss) on investments                   60,238       9,917     19,013
   - Net change in unrealized appreciation or
     depreciation on investments                              144,905     133,313     (2,402)
                                                            ---------  ----------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM                      135,216     16,637
   OPERATIONS                                                 214,515
Change From Unit Transactions:
   - Contract purchases                                       132,718     211,783     12,297
   - Contract withdrawals                                     (74,469)    (71,527)    (8,614)
   - Contract transfers                                       (12,851)     35,081      7,538
                                                            ---------  ----------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                45,398     175,337     11,221
                                                            ---------  ----------   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       259,913     310,553     27,858
                                                            ---------  ----------   --------
NET ASSETS AT DECEMBER 31, 2006                             $ 938,530  $1,220,610   $164,439
                                                            =========  ==========   ========

                                                                         PIMCO VIT      PIMCO VIT
                                                             NB AMT        OPCAP          OPCAP
                                                             REGENCY   GLOBAL EQUITY     MANAGED
                                                           SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                           --------------------------------------
NET ASSETS AT JANUARY 1, 2005                               $ 89,495      $103,509      $ 55,679
Changes From Operations:
   - Net investment income (loss)                               (944)         (538)          240
   - Net realized gain (loss) on investments                  12,484         1,555         2,775
   - Net change in unrealized appreciation or
     depreciation on investments                               8,557         6,729          (692)
                                                            --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                            20,097         7,746         2,323
Change From Unit Transactions:
   - Contract purchases                                       53,582        26,822         7,617
   - Contract withdrawals                                    (13,830)      (12,012)      (11,809)
   - Contract transfers                                       75,553        (1,395)        4,066
                                                            --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                              115,305        13,415          (126)
                                                            --------      --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      135,402        21,161         2,197
                                                            --------      --------      --------
NET ASSETS AT DECEMBER 31, 2005                              224,897       124,670        57,876
Changes From Operations:
   - Net investment income (loss)                               (558)           15           517
   - Net realized gain (loss) on investments                  17,715        14,817         6,241
   - Net change in unrealized appreciation or
     depreciation on investments                              10,241         9,878        (1,594)
                                                            --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                 27,398        24,710         5,164
Change From Unit Transactions:
   - Contract purchases                                       41,305         9,113         5,117
   - Contract withdrawals                                    (15,503)      (12,853)       (4,103)
   - Contract transfers                                       22,458         5,589         5,106
                                                            --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               48,260         1,849         6,120
                                                            --------      --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       75,658        26,559        11,284
                                                            --------      --------      --------
NET ASSETS AT DECEMBER 31, 2006                             $300,555      $151,229      $ 69,160
                                                            ========      ========      ========

                                                     PUTNAM       PUTNAM
                                                       VT        VT HEALTH
                                                    GROWTH &     SCIENCES
                                                     INCOME        CLASS
                                                    CLASS IB        IB
                                                   SUBACCOUNT   SUBACCOUNT
                                                   ----------   ----------
NET ASSETS AT JANUARY 1, 2005                        $33,599     $ 53,397
Changes From Operations:
   - Net investment income (loss)                        242         (469)
   - Net realized gain (loss) on investments             335        5,339
   - Net change in unrealized appreciation or
        depreciation on investments                      848        3,031
                                                     -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     1,425        7,901
Change From Unit Transactions:
   - Contract purchases                                  399        7,390
   - Contract withdrawals                             (1,423)     (39,287)
   - Contract transfers                                   23       27,788
                                                     -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (1,001)      (4,109)
                                                     -------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  424        3,792
                                                     -------     --------
NET ASSETS AT DECEMBER 31, 2005                       34,023       57,189
Changes From Operations:
   - Net investment income (loss)                        246         (300)
   - Net realized gain (loss) on investments           1,282        1,972
   - Net change in unrealized appreciation or
        depreciation on investments                    3,499         (415)
                                                     -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     5,027        1,257
Change From Unit Transactions:
   - Contract purchases                                  323       10,552
   - Contract withdrawals                             (1,516)      (3,863)
   - Contract transfers                                  336       (7,734)
                                                     -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (857)      (1,045)
                                                     -------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                4,170          212
                                                     -------     --------
NET ASSETS AT DECEMBER 31, 2006                      $38,193     $ 57,401
                                                     =======     ========

See accompanying notes.

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

NOTES TO FINANCIAL STATEMENTS

DECEMBER  31, 2006

1.   ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln Life & Annuity Flexible Premium Variable Life Account M (the Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (LNY) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on May 18, 1999, are part of the operations of LNY. The Variable Account consists of thirteen products that are listed below:

VUL I
VUL-CV
VUL-CV II
VUL-CV III
VUL-CV IV
VUL-Flex
VUL-DB and VUL-DB Elite
VUL-DB II
VUL-DB IV
VUL(ONE)
Momentum VUL(ONE)
VUL(ONE) 2005
Momentum VUL(ONE) 2005

The assets of the Variable Account are owned by LNY. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of LNY.

On or about April 1, 2007, Lincoln Life & Annuity Company of New York will merge into Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company will be renamed Lincoln Life & Annuity Company of New York. Pursuant to the merger, the segregated investment account, Lincoln Life & Annuity Flexible Premium Variable Life Account M, will be transferred to Jefferson Pilot LifeAmerica Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, Lincoln Life & Annuity Flexible Premium Variable Life Account M.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of eighty three mutual funds (the Funds) of sixteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
   AIM V.I. Capital Appreciation Fund (Series I)
   AIM V.I. Core Equity Fund (Series I)
   AIM V.I. Diversified Income Fund (Series I)
   AIM V.I. International Growth Fund (Series I)

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
   ABVPSF Global Technology Portfolio (Class A)
   ABVPSF Growth and Income Portfolio (Class A)
   ABVPSF International Value Portfolio (Class B)
   ABVPSF Large Cap Growth Portfolio (Class A)
   ABVPSF Small/Mid Cap Value Portfolio (Class A)

American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP Inflation Protection (Class 1)

American Funds Insurance Series (American Funds):
   American Funds Global Growth Fund (Class 2)
   American Funds Global Small Capitalization Fund (Class 2)
   American Funds Growth Fund (Class 2)
   American Funds Growth-Income Fund (Class 2)
   American Funds International Fund (Class 2)

Baron Capital Funds Trust (Baron Capital):
   Baron Capital Asset Fund Insurance Shares

Delaware VIP Trust (Delaware VIPT)*:
   Delaware VIPT Capital Reserves Series (Standard Class)
   Delaware VIPT Diversified Income Series (Standard Class)
   Delaware VIPT Emerging Markets Series (Standard Class)
   Delaware VIPT High Yield Series (Standard Class)
   Delaware VIPT REIT Series (Standard Class)
   Delaware VIPT Small Cap Value Series (Standard Class)
   Delaware VIPT Trend Series (Standard Class)
   Delaware VIPT U.S. Growth Series (Standard Class)
   Delaware VIPT Value Series (Standard Class)

DWS Scudder VIP Funds (DWS VIP):
   DWS VIP Equity 500 Index Fund
   DWS VIP Small Cap Index Fund

Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Asset Manager Portfolio
   Fidelity VIP Contrafund Portfolio (Service Class)
   Fidelity VIP Equity-Income Portfolio
   Fidelity VIP Equity-Income Portfolio (Service Class)
   Fidelity VIP Growth Portfolio (Service Class)
   Fidelity VIP Growth Opportunities Portfolio (Service Class)
   Fidelity VIP High Income Portfolio (Service Class)
   Fidelity VIP Investment Grade Bond Portfolio
   Fidelity VIP Mid Cap Portfolio (Service Class)
   Fidelity VIP Overseas Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
   FTVIPT Franklin Income Securities Fund (Class 1)
   FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 1)
   FTVIPT Mutual Shares Securities Fund (Class 1)
   FTVIPT Templeton Foreign Securities Fund (Class 1)
   FTVIPT Templeton Foreign Securities Fund (Class 2)
   FTVIPT Templeton Global Asset Allocation Fund (Class 1)
   FTVIPT Templeton Global Income Securities Fund (Class 1)
   FTVIPT Templeton Growth Securities Fund (Class 1)
   FTVIPT Templeton Growth Securities Fund (Class 2)

Janus Aspen Series:
   Janus Aspen Series Balanced Portfolio
   Janus Aspen Series Balanced Portfolio (Service Shares)
   Janus Aspen Series Global Technology Portfolio (Service Shares) Janus Aspen Series Mid Cap Growth Portfolio (Service Shares)
   Janus Aspen Series Worldwide Growth Portfolio
   Janus Aspen Series Worldwide Growth Portfolio (Service Shares)

Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
   Lincoln VIPT Aggressive Growth Fund
   Lincoln VIPT Aggressive Profile Fund
   Lincoln VIPT Bond Fund
   Lincoln VIPT Capital Appreciation Fund
   Lincoln VIPT Conservative Profile Fund
   Lincoln VIPT Core Fund
   Lincoln VIPT Equity-Income Fund
   Lincoln VIPT Global Asset Allocation Fund
   Lincoln VIPT Growth Fund**
   Lincoln VIPT Growth and Income Fund
   Lincoln VIPT Growth Opportunities Fund
   Lincoln VIPT International Fund
   Lincoln VIPT Moderate Profile Fund
   Lincoln VIPT Moderately Aggressive Profile Fund
   Lincoln VIPT Money Market Fund
   Lincoln VIPT Social Awareness Fund

M Fund, Inc. (M Fund):
   M Fund Brandes International Equity Fund
   M Fund Business Opportunity Value Fund**
   M Fund Frontier Capital Appreciation Fund**
   M Fund Turner Core Growth Fund**

MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Capital Opportunities Series (Initial Class)
   MFS VIT Emerging Growth Series (Initial Class)
   MFS VIT Total Return Series (Initial Class)
   MFS VIT Utilities Series (Initial Class)

Neuberger Berman Advisers Management Trust (NB AMT):
   NB AMT Mid-Cap Growth Portfolio (I Class)
   NB AMT Partners Portfolio (I Class)
   NB AMT Regency Portfolio (I Class)

PIMCO Advisors VIT (PIMCO VIT OPCAP):
   PIMCO VIT OPCAP Global Equity Portfolio
   PIMCO VIT OPCAP Managed Portfolio

Putnam Variable Trust (Putnam VT):
   Putnam VT Growth  & Income Fund (Class  IB)
   Putnam VT Health Sciences Fund (Class  IB)

*    Denotes an affiliate of LNY.

**   Available funds with no money invested at December 31, 2006.

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the variable subaccounts on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of LNY, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

NEW INVESTMENT FUNDS AND FUND NAME CHANGES:. During 2005, the Delaware VIPT Capital Reserves Series, the Fidelity VIP Mid Cap Service Class Portfolio, the FTVIPT Templeton Global Income Securities Fund, the Lincoln VIPT Aggressive Profile Fund, the Lincoln VIPT Conservative Profile Fund, the Lincoln VIPT Core Fund, the Lincoln VIPT Growth Fund, the Lincoln VIPT Growth and Income Fund, the Lincoln VIPT Growth Opportunities Fund, the Lincoln VIPT Moderate Profile Fund and the Lincoln VIPT Moderately Aggressive Profile Fund became available as investment options for Variable Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2005, the 2005 statement of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2005.

Also during 2005, the ABVPSF Technology Fund changed its name to the ABVPSF Global Technology Fund, the ABVPSF Premier Growth Fund changed its name to the ABVPSF Large Cap Growth Fund, the ABVPSF Small Cap Value Fund changed its name to the ABVPSF Small/Mid Cap Value Fund and the FTVIPT Franklin Small Cap Fund changed its name to the FTVIPT Franklin Small-Mid Cap Growth Securities Fund.

During 2006, the AIM V.I Core Equity Fund, the ABVPSF International Value Fund, the FTVIPT Franklin Income Securities Fund and the FTVIPT Mutual Shares Securities Fund became available as investment options for Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2006, the 2006 statement of operations and statement of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2006.

Also during 2006, the Scudder Investments VIT Funds (Scudder VIT) family of funds changed its name to DWS Scudder VIP Funds (DWS VIP).

FUND CLOSING: During 2005, the DWS VIP EAFE Equity Index Fund ceased to be available as an investment option to Variable Account Contract owners.

During 2006, the AIM V.I. Premier Equity Fund and the AIM V.I. Growth Fund ceased to be available as an investment option to Variable Account Contract owners.

FUND MERGERS: During 2006, the AIM V.I. Premier Equity Fund merged into the AIM V.I Core Equity Fund and the AIM V.I. Growth Fund merged into the AIM V.I Capital Appreciation Fund.

2.   MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to LNY for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations. The rates are as follows for the thirteen policy types within the Variable Account:

- VUL I - annual rate of .80% for policy years one through twelve and .55% thereafter.

- VUL-CV - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV II - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV III - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV IV - annual rate of .60% for policy years one through ten and .20% thereafter.

- VUL-Flex - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-DB - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-DB Elite - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-DB II - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-DB IV - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL(ONE) - annual rate of .50% for policy years one through ten and .20% thereafter.

- Momentum VUL(ONE) - annual rate of .50% for policy years one through ten and .20% thereafter.

- VUL(ONE) 2005 - annual rate of .50% for policy years one through ten and .20% thereafter.

- Momentum VUL(ONE) 2005 - annual rate of .50% for policy years one through ten and .20% thereafter.

Prior to the allocation of premiums to the Variable Account, LNY deducts a premium load, based on product, to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by LNY. Refer to the product prospectuses for the applicable rate. The premium loads for the years ended December 31, 2006 and 2005 amounted to $655,740 and $515,930, respectively.

LNY charges a monthly administrative fee which varies by product and policy year, refer to the product prospectus for applicable fees. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the years ended December 31, 2006 and 2005 totaled $233,778 and $178,482, respectively.

LNY assumes responsibility for providing the insurance benefits included in the policy. LNY charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of LNY and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2006 and 2005 amounted to $2,399,349 and $2,257,759, respectively.

Under certain circumstances, LNY reserves the right to charge a transfer fee of up to $25 for transfers between variable subaccounts. For the years ended December 31, 2006 and 2005, no transfer fees were deducted from the variable subaccounts.

LNY, upon full surrender of a policy, may assess a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the amount of the death benefit, the amount of premium payments made during the first two policy years and the age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on partial surrenders, a 2% charge on the amount withdrawn is imposed, the charge is not to exceed $25 per partial surrender. For the years ended December 31, 2006 and 2005, surrender charges and partial surrender administrative charges totaled $104,248 and $291,687, respectively.

3.   FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for each year or period in the five years ended

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION
            2006                  0.75%    0.90%    $10.82    $10.82     148,794   $1,368,085     5.45%      5.45%     0.08%
            2005                  0.80%    0.80%     10.26     10.26      32,371      332,030     7.97%      7.97%     0.06%
            2004                  0.80%    0.80%      9.50      9.50      36,605      347,727     5.78%      5.78%     0.00%
            2003                  0.80%    0.80%      8.98      8.98      31,490      282,808    28.48%     28.48%     0.00%
            2002                  0.80%    0.80%      6.99      6.99      28,614      200,008   -24.96%    -24.96%     0.00%
AIM V.I. CORE EQUITY
            2006     4/28/06      0.75%    0.90%      7.70     15.24     216,356    1,906,688     8.50%      8.61%     0.56%
AIM V.I. DIVERSIFIED INCOME
            2006                  0.80%    0.80%     12.22     12.22      22,125      270,478     3.65%      3.65%     6.09%
            2005                  0.80%    0.80%     11.79     11.79      23,657      279,034     2.08%      2.08%     6.55%
            2004                  0.80%    0.80%     11.55     11.55      21,048      243,212     4.20%      4.20%     5.91%
            2003                  0.80%    0.80%     11.09     11.09      19,278      213,772     8.37%      8.37%     6.58%
            2002                  0.80%    0.80%     10.23     10.23      18,159      185,820     1.48%      1.48%     8.32%
AIM V.I. INTERNATIONAL GROWTH
            2006                  0.75%    0.90%     11.86     23.61      24,371      456,452    27.08%     27.28%     1.07%
            2005                  0.75%    0.90%      9.32     18.55      23,042      348,780    16.87%     17.05%     1.35%
            2004                  0.75%    0.90%      7.96     14.36       7,794       83,618    22.89%     23.08%     0.82%
            2003                  0.75%    0.90%      6.47     11.68       5,313       42,407    27.91%     28.10%     0.47%
            2002                  0.75%    0.90%      5.05      7.21       4,528       27,562   -16.43%    -16.31%     0.74%
ABVPSF GLOBAL TECHNOLOGY CLASS A
            2006                  0.50%    0.90%     10.92     16.77       5,125       69,184     7.66%      8.10%     0.00%
            2005                  0.50%    0.90%     10.13     15.55       2,377       32,191     2.94%      3.09%     0.00%
            2004                  0.75%    0.90%      9.83     15.08       3,011       43,950     4.51%      4.67%     0.00%
            2003     3/28/03      0.75%    0.90%      9.39     14.41         270        3,188    -0.31%    -40.16%     0.00%
ABVPSF GROWTH AND INCOME CLASS A
            2006                  0.50%    0.90%     12.47     17.50      35,113      511,844    16.23%     16.74%      1.37%
            2005                  0.50%    0.90%     11.74     15.03      28,577      369,915     3.93%      4.34%      1.50%
            2004                  0.50%    0.90%     11.70     14.44      25,970      325,791    10.46%     10.63%      0.81%
            2003                  0.75%    0.90%     10.59     10.88       9,707      107,159    31.32%     31.52%      1.02%
            2002                  0.75%    0.90%      8.06      8.06       5,621       45,976   -22.75%    -22.75%      0.35%
ABVPSF INTERNATIONAL VALUE CLASS A
            2006     7/24/06      0.50%    0.90%     11.92     11.95       5,506       65,698     7.56%     20.88%      0.00%
ABVPSF LARGE CAP GROWTH CLASS A
            2006                  0.50%    0.90%     11.09     13.74       9,158      108,817    -1.34%     -0.94%      0.00%
            2005                  0.50%    0.90%     11.24     13.91       8,735      104,913    14.11%     14.58%      0.00%
            2004                  0.50%    0.90%      9.85     12.17       6,946       72,352     7.65%      7.81%      0.00%
            2003                  0.75%    0.90%      9.15      9.57       4,996       48,253    22.56%     22.74%      0.00%
            2002                  0.75%    0.90%      7.47      7.47       4,309       33,465   -31.27%    -31.27%      0.00%
ABVPSF SMALL/MID CAP VALUE CLASS A
            2006                  0.50%    0.90%     12.79     21.53      20,559      342,002    13.40%     13.85%      0.40%
            2005                  0.50%    0.90%     12.96     18.95      12,699      204,501     5.96%      6.42%      0.75%
            2004                  0.50%    0.90%     15.32     17.86       9,919      160,638    18.23%     18.41%      0.17%
            2003                  0.75%    0.90%     12.94     14.78       6,827       94,793    40.00%     40.22%      0.60%
            2002                  0.75%    0.90%     10.56     10.56       2,776       26,085    -7.03%     -7.03%      0.16%
AMERICAN CENTURY VP INFLATION PROTECTION
            2006                  0.50%    0.90%     10.17     10.98      34,663      368,935     0.97%      1.38%      3.47%
            2005                  0.50%    0.90%     10.76     10.79      20,023      213,822     0.90%      1.05%      4.85%
            2004     8/31/04      0.75%    0.90%     10.67     10.68       8,097       86,424     1.50%      1.93%      1.15%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2006                  0.50%    0.90%     14.09     15.76      16,807      253,889    19.30%     19.83%      0.77%
            2005                  0.50%    0.90%     13.06     13.10      12,018      155,026    13.06%     13.21%      0.65%
            2004      7/9/04      0.75%    0.90%     11.56     11.57         798        9,219    10.77%     12.78%      0.00%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2006                  0.50%    0.90%    $15.32    $27.91      47,770   $  873,496    22.91%     23.44%      0.46%
            2005                  0.50%    0.90%     12.45     22.67      19,346      314,712    24.23%     24.73%      0.94%
            2004                  0.50%    0.90%     10.00     18.22      13,985      173,654    19.80%     19.98%      0.00%
            2003                  0.75%    0.90%      8.34     14.57       8,565       79,066    52.15%     52.39%      0.60%
            2002                  0.75%    0.90%      5.47      7.34       7,459       43,673   -19.78%    -19.66%      0.73%
AMERICAN FUNDS GROWTH CLASS 2
            2006                  0.50%    0.90%      9.79     18.75     251,487    3,341,576     9.23%      9.67%      0.85%
            2005                  0.50%    0.90%      8.95     17.14     194,410    2,326,561    15.15%     15.61%      0.73%
            2004                  0.50%    0.90%      7.76     14.86     161,318    1,623,933    11.49%     11.66%      0.20%
            2003                  0.75%    0.90%      6.95     13.00     128,721    1,100,603    35.58%     35.79%      0.12%
            2002                  0.75%    0.90%      5.12      6.52      93,228      537,882   -25.13%    -25.02%      0.04%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2006                  0.50%    0.90%     12.52     17.70     199,951    2,808,901    14.17%     14.63%      1.70%
            2005                  0.50%    0.90%     11.70     15.48     134,121    1,715,634     4.88%      5.30%      1.46%
            2004                  0.50%    0.90%     11.33     14.74      91,783    1,139,772     9.39%      9.55%      0.99%
            2003                  0.75%    0.90%     10.36     12.32      71,501      789,580    31.24%     31.44%      1.17%
            2002                  0.75%    0.90%      7.89      8.32      47,431      393,392   -19.08%    -18.95%      1.05%
AMERICAN FUNDS INTERNATIONAL CLASS  2
            2006                  0.50%    0.90%     14.65     23.26      76,946    1,456,693    17.91%     18.38%      1.79%
            2005                  0.50%    0.90%     14.69     19.69      59,664      999,614    20.41%     20.90%      2.06%
            2004                  0.50%    0.90%     13.01     16.33      23,047      346,813    18.25%     18.43%      2.09%
            2003                  0.75%    0.90%     10.98     12.88       7,179       90,474    33.62%     33.85%      2.27%
            2002                  0.75%    0.90%      8.79      8.79       1,331       11,832   -15.59%    -15.59%      3.44%
BARON CAPITAL ASSET
            2006                  0.50%    0.90%     16.25     16.96       9,874      160,539    14.49%     14.66%      0.00%
            2005                  0.75%    0.90%     14.17     14.82       9,548      135,829     2.44%      2.59%      0.00%
            2004                  0.75%    0.90%     13.82     14.46       8,497      117,839    24.51%     24.70%      0.00%
            2003                  0.75%    0.90%     11.08     11.62       8,687       96,826    28.85%     29.04%      0.00%
            2002                  0.75%    0.90%      8.59      9.01       8,970       77,201   -14.96%    -14.84%      0.00%
DELAWARE VIPT CAPITAL RESERVES
           2006      2/28/06      0.75%    0.90%     10.43     10.46       2,011       21,027     3.30%      3.51%      3.89%
DELAWARE VIPT DEVON
            2002                  0.00%    0.00%        --        --          --           --     0.00%      0.00%      1.40%
DELAWARE VIPT DIVERSIFIED INCOME
            2006                  0.50%    0.90%     10.75     11.73      30,387      340,024     6.94%      7.38%      1.36%
            2005                  0.50%    0.90%     10.88     10.93      13,539      145,415    -1.19%     -0.94%      0.82%
            2004    11/19/04      0.50%    0.75%     11.01     11.03         475        5,235     0.90%      1.44%      0.00%
DELAWARE VIPT EMERGING MARKETS
            2006                  0.50%    0.90%     15.89     36.02      53,300    1,200,329    26.00%     26.50%      1.02%
            2005                  0.50%    0.90%     17.58     28.59      39,460      717,388    26.34%     26.85%      0.15%
            2004                  0.50%    0.90%     20.14     22.63       4,044       77,940    32.27%     32.48%      2.49%
            2003                  0.75%    0.90%     15.20     17.11       2,608       42,713    69.04%     69.28%      2.79%
            2002                  0.75%    0.90%      8.98     10.12       4,046       38,627     4.25%      4.39%      2.65%
DELAWARE VIPT HIGH YIELD
            2006                  0.50%    0.90%     11.81     18.20      39,018      581,179    11.44%     11.89%      5.80%
            2005                  0.50%    0.90%     11.75     16.31      25,749      381,255     2.66%      3.07%      6.83%
            2004                  0.50%    0.90%     12.66     15.86      20,979      311,565    13.22%     13.39%      4.98%
            2003                  0.75%    0.90%     11.16     13.97      14,330      183,086    27.59%     27.78%      6.89%
            2002                  0.75%    0.90%      8.74     10.02       8,453       80,532     0.93%      1.08%      8.81%
DELAWARE VIPT REIT
            2006                  0.50%    0.90%     14.27     29.70      40,132      874,621    31.44%     31.97%      1.74%
            2005                  0.50%    0.90%     13.11     22.56      31,141      563,477     6.21%      6.64%      1.83%
            2004                  0.50%    0.90%     17.06     21.21      24,699      462,457    30.20%     30.40%      1.96%
            2003                  0.75%    0.90%     13.10     16.27      16,930      250,154    32.82%     33.02%      2.65%
            2002                  0.75%    0.90%     11.35     12.23      14,381      166,706     3.59%      3.74%      1.97%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
DELAWARE VIPT SMALL CAP VALUE
            2006                 0.50%    0.90%    $13.26    $24.47      69,733    $1,428,174    15.15%     15.61%      0.24%
            2005                 0.50%    0.90%     13.63     21.23      60,924     1,157,223     8.44%      8.87%      0.35%
            2004                 0.50%    0.90%     15.85     19.56      50,011       910,263    20.39%     20.57%      0.18%
            2003                 0.75%    0.90%     13.15     16.23      43,838       662,218    40.71%     40.92%      0.34%
            2002                 0.75%    0.90%      9.86     11.52      35,636       387,855    -6.45%     -6.31%      0.40%
DELAWARE VIPT TREND
            2006                 0.50%    0.90%      8.16     17.28      63,262       733,428     6.63%      7.06%      0.00%
            2005                 0.50%    0.90%      7.64     16.18      63,276       675,124     4.91%      5.33%      0.00%
            2004                 0.50%    0.90%      7.27     15.40      55,469       549,774    11.60%     11.76%      0.00%
            2003                 0.75%    0.90%      6.51     13.16      49,968       445,089    33.87%     34.09%      0.00%
            2002                 0.75%    0.90%      4.85      9.60      50,500       333,442   -20.66%    -20.54%      0.00%
DELAWARE VIPT U.S. GROWTH
            2006                 0.50%    0.90%     10.71     14.27       8,441       106,986     1.39%      1.80%      0.00%
            2005                 0.50%    0.90%     10.55     14.05       7,631        94,706    13.62%     14.08%      0.47%
            2004                 0.50%    0.90%      9.27     12.35       2,631        27,867     2.38%      2.54%      0.12%
            2003                 0.75%    0.90%      9.04      9.04         993         9,969    22.83%     22.83%      0.19%
            2002     2/19/02     0.75%    0.75%      7.36      7.36         250         1,837   -26.41%    -26.41%      0.62%
DELAWARE VIPT VALUE
            2006                 0.50%    0.90%     13.17     19.08      32,488       513,970    22.99%     23.49%      1.22%
            2005                 0.50%    0.90%     12.20     15.49      18,273       238,522     5.08%      5.50%      1.40%
            2004                 0.50%    0.90%     11.83     14.72      11,156       143,083    13.90%     14.08%      1.36%
            2003                 0.75%    0.90%     10.73     11.63       7,818        86,374    27.15%     27.35%      0.47%
            2002     2/19/02     0.75%    0.90%      8.43      9.14         809         7,300   -15.71%     -1.78%      1.36%
DWS VIP EAFE EQUITY INDEX
            2005                 0.00%    0.00%        --        --          --            --     0.00%      0.00%      2.55%
            2004                 0.50%    0.90%      8.14     15.57      12,464       143,325    17.99%     18.18%      2.28%
            2003                 0.75%    0.90%      6.89     11.85       8,968        89,909    32.17%     32.36%      3.91%
            2002                 0.75%    0.90%      5.21      6.45       3,848        23,197   -22.05%    -21.93%      0.89%
DWS VIP EQUITY 500 INDEX
            2006                 0.50%    0.90%      9.71     16.47     212,175     2,568,795    14.48%     14.95%      1.12%
            2005                 0.50%    0.90%      8.47     14.36     206,430     2,170,532     3.74%      4.15%      1.51%
            2004                 0.50%    0.90%      8.15     13.82     162,758     1,582,453     9.60%      9.77%      1.05%
            2003                 0.75%    0.90%      7.43     11.78     167,807     1,434,011    27.00%     27.20%      1.12%
            2002                 0.75%    0.90%      5.84      7.05     140,319       908,671   -23.01%    -22.90%      1.22%
DWS VIP SMALL CAP INDEX
            2006                 0.50%    0.90%     13.35     21.32      53,535       874,910    16.44%     16.91%      0.63%
            2005                 0.50%    0.90%     12.54     18.29      45,985       654,949     3.33%      3.74%      0.55%
            2004                 0.50%    0.90%     12.11     17.67      26,465       364,137    16.70%     16.88%      0.42%
            2003                 0.75%    0.90%     10.37     13.90      22,952       250,579    45.12%     45.34%      0.96%
            2002                 0.75%    0.90%      7.13      7.87      22,824       167,705   -21.30%    -21.18%      0.75%
FIDELITY VIP ASSET MANAGER
            2006                 0.80%    0.80%     11.89     11.89      22,486       267,428     6.46%      6.46%      2.66%
            2005                 0.80%    0.80%     11.17     11.17      23,297       260,260     3.22%      3.22%      2.42%
            2004                 0.80%    0.80%     10.82     10.82      20,613       223,094     4.63%      4.63%      2.48%
            2003                 0.80%    0.80%     10.34     10.34      18,041       186,622    17.04%     17.04%      3.12%
            2002                 0.80%    0.80%      8.84      8.84      14,860       131,338    -9.46%     -9.46%      3.38%
FIDELITY VIP CONTRAFUND SERVICE CLASS
            2006                 0.50%    0.90%     13.24     18.34     101,348     1,521,472    10.59%     11.03%      1.17%
            2005                 0.50%    0.90%     12.01     16.56      78,648     1,073,757    15.80%     16.27%      0.19%
            2004                 0.50%    0.90%     10.35     14.28      68,607       803,295    14.31%     14.48%      0.23%
            2003                 0.75%    0.90%      9.04     12.07      59,533       586,986    27.20%     27.39%      0.37%
            2002                 0.75%    0.90%      7.10      8.61      57,520       426,363   -10.24%    -10.10%      0.69%
FIDELITY VIP EQUITY-INCOME
            2006                 0.80%    0.80%     14.39     14.39      54,326       781,754    19.24%     19.24%      3.35%
            2005                 0.80%    0.80%     12.07     12.07      52,477       633,320     5.02%      5.02%      1.49%
            2004                 0.80%    0.80%     11.49     11.49      44,863       515,542    10.64%     10.64%      1.24%
            2003                 0.80%    0.80%     10.39     10.39      29,091       302,146    29.29%     29.29%      1.82%
            2002                 0.80%    0.80%      8.03      8.03      29,466       236,708   -17.61%    -17.61%      1.93%

                                MINIMUM  MAXIMUM  MINIMUM    MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME SERVICE CLASS
            2006                 0.50%    0.90%    $13.45    $18.16      22,995     $377,928     19.00%     19.48%      3.19%
            2005                 0.50%    0.90%     12.00     15.24      21,573      296,800      4.81%      5.22%      1.53%
            2004                 0.50%    0.90%     12.29     14.52      21,715      289,864     10.38%     10.55%      1.51%
            2003                 0.75%    0.90%     11.12     12.06      17,957      217,890     29.05%     29.25%      1.28%
            2002                 0.75%    0.90%      8.79      8.79       5,869       51,058    -17.74%    -17.74%      0.10%
FIDELITY VIP GROWTH SERVICE CLASS
            2006                 0.50%    0.90%      6.80     14.75      45,022      444,304      5.77%      6.20%      0.29%
            2005                 0.50%    0.90%      6.42     13.92      46,628      429,947      4.73%      5.14%      0.36%
            2004                 0.50%    0.90%      6.12     13.27      41,381      356,614      2.34%      2.49%      0.15%
            2003                 0.75%    0.90%      5.97      9.81      30,943      246,726     31.60%     31.79%      0.16%
            2002                 0.75%    0.90%      4.53      6.10      23,333      126,317    -30.83%    -30.72%      0.09%
FIDELITY VIP GROWTH OPPORTUNITIES SERVICE CLASS
            2006                 0.75%    0.90%      8.36     10.97       6,854       57,700      4.35%      4.51%      0.58%
            2005                 0.75%    0.90%      8.00     10.51       6,118       49,243      7.84%      8.05%      0.81%
            2004                 0.75%    0.90%      7.41      9.75       5,795       43,187      6.07%      6.26%      0.47%
            2003                 0.75%    0.90%      6.97      9.19       5,653       39,579     28.50%     28.69%      0.59%
            2002                 0.75%    0.90%      5.42      7.15       4,563       24,794    -22.60%    -22.50%      0.86%
FIDELITY VIP HIGH INCOME SERVICE CLASS
            2006                 0.75%    0.90%     11.44     13.96       7,203       83,142     10.17%     10.35%      7.25%
            2005                 0.75%    0.90%     10.37     12.67       7,860       82,155      1.60%      1.76%     14.38%
            2004                 0.75%    0.90%     10.19     12.47       6,740       69,303      8.49%      8.65%      8.05%
            2003                 0.75%    0.90%      9.38     11.50       6,420       60,779     25.83%     26.02%      7.04%
            2002                 0.75%    0.90%      7.44      9.14       6,081       45,715      2.69%      2.84%      9.47%
FIDELITY VIP INVESTMENT GRADE BOND
            2006                 0.80%    0.80%     14.68     14.68      24,475      359,225      3.52%      3.52%      3.95%
            2005                 0.80%    0.80%     14.18     14.18      25,243      357,904      1.38%      1.38%      3.62%
            2004                 0.80%    0.80%     13.99     13.99      25,309      353,946      3.62%      3.62%      3.91%
            2003                 0.80%    0.80%     13.50     13.50      22,218      299,864      4.37%      4.37%      3.80%
            2002                 0.80%    0.80%     12.93     12.93      21,673      280,269      9.46%      9.46%      3.60%
FIDELITY VIP MID CAP SERVICE CLASS
            2006                 0.50%    0.90%     13.57     13.66       9,626      126,023     11.59%     12.03%      0.06%
            2005      7/1/05      0.50%   0.90%     12.16     12.19       1,012       12,329      8.65%     13.66%      0.00%
FIDELITY VIP OVERSEAS SERVICE CLASS
            2006                 0.50%    0.90%     14.64     21.76      11,086      197,663     16.89%     17.36%      0.74%
            2005                 0.50%    0.90%     13.94     18.59       8,816      140,741     17.91%     18.38%      0.59%
            2004                 0.50%    0.90%     12.98     15.74       7,664      109,105     12.47%     12.64%      0.62%
            2003                 0.75%    0.90%     11.54     11.97       3,461       41,506     41.90%     42.14%      0.68%
            2002                 0.75%    0.90%      8.13      8.13       2,633       22,158    -21.05%    -21.05%      0.12%
FTVIPT FRANKLIN INCOME SECURITIES
            2006     7/24/06     0.50%    0.90%     11.28     11.31       3,735       42,218      3.23%      9.67%      0.00%
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES
            2006                 0.50%    0.90%     12.15     17.90      22,618      327,236      7.97%      8.41%      0.00%
            2005                 0.50%    0.90%     11.86     16.55      13,773      200,006      4.15%      4.57%      0.00%
            2004                 0.50%    0.90%     11.75     15.87      10,133      147,062     10.70%     10.87%      0.00%
            2003                 0.75%    0.90%     10.60     13.11       5,910       75,772     36.38%     36.58%      0.00%
            2002                 0.75%    0.90%      7.98      7.98       1,899       15,342    -29.16%    -29.16%      0.51%
FTVIPT MUTUAL SHARES SECURITIES
            2006      8/8/06     0.50%    0.90%     11.34     11.37       4,117       46,751      3.96%     11.74%      0.00%
FTVIPT TEMPLETON FOREIGN SECURITIES
            2006                 0.80%    0.80%     15.20     15.20      19,749      300,188     20.73%     20.73%      1.36%
            2005                 0.80%    0.80%     12.59     12.59      23,443      295,167      9.60%      9.60%      1.35%
            2004                 0.80%    0.80%     11.49     11.49      23,729      272,613     17.93%     17.93%      1.16%
            2003                 0.80%    0.80%      9.74      9.74      22,867      222,764     31.50%     31.50%      1.86%
            2002                 0.80%    0.80%      7.41      7.41      21,464      159,011    -19.06%    -19.06%      1.75%

3.   FINANCIAL HIGHLIGHTS (CONTINIUED)

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 2
            2006                 0.75%    0.90%    $13.25    $14.45       9,128     $121,370     20.34%     20.54%      1.26%
            2005                 0.75%    0.90%     10.99     12.01      10,437      114,952      9.18%      9.35%      1.27%
            2004                 0.75%    0.90%     10.05     11.00       9,084       91,519     17.46%     17.64%      1.09%
            2003                 0.75%    0.90%      8.55      9.36       8,981       77,163     31.03%     31.22%      1.70%
            2002                 0.75%    0.90%      6.51      7.15       8,541       55,727    -19.30%    -19.17%      1.58%
FTVIPT TEMPLETON GLOBAL ASSET ALLOCATION
            2006                 0.80%    0.80%     17.54     17.54       2,612       45,816     20.42%     20.42%      7.37%
            2005                 0.80%    0.80%     14.56     14.56       2,712       39,499      3.03%      3.03%      3.73%
            2004                 0.80%    0.80%     14.14     14.14       2,463       34,826     15.02%     15.02%      3.01%
            2003                 0.80%    0.80%     12.29     12.29       2,567       31,550     31.26%     31.26%      2.99%
            2002                 0.80%    0.80%      9.36      9.36       2,855       26,738     -4.93%     -4.93%      2.05%
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES
            2006                 0.50%    0.90%     11.19     11.19      20,525      229,100     12.57%     12.58%      2.84%
            2005     8/19/05     0.50%    0.50%      9.94      9.94         914        9,088      0.25%      0.38%      0.00%
FTVIPT TEMPLETON GROWTH SECURITIES
            2006                 0.50%    0.90%     13.49     19.94      20,382      351,909     21.11%     21.59%      1.54%
            2005                 0.50%    0.90%     12.71     16.44      18,241      273,371      8.08%      8.52%      1.20%
            2004                 0.50%    0.90%     12.83     15.19      12,976      185,928     15.21%     15.38%      1.33%
            2003                 0.75%    0.90%     11.12     12.89      10,579      130,974     31.43%     31.63%      1.66%
            2002                 0.75%    0.90%      8.61      9.80       7,959       74,821    -19.05%    -18.97%      2.30%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 2
            2006                 0.75%    0.90%     15.49     15.86       3,883       61,542     20.73%     20.90%      1.29%
            2005                 0.75%    0.90%     12.83     13.12       3,111       40,770      7.89%      8.05%      1.13%
            2004                 0.75%    0.90%     11.89     12.14       3,282       39,823     15.04%     15.16%      1.18%
            2003                 0.75%    0.90%     10.33     10.55       3,584       37,776     30.99%     31.15%      1.42%
            2002                 0.75%    0.90%      7.89      8.04       5,026       40,398    -19.23%    -19.10%      2.26%
JANUS ASPEN SERIES BALANCED
            2006                 0.75%    0.90%     11.90     12.79      25,104      301,850      9.73%      9.89%      2.17%
            2005                 0.75%    0.90%     10.83     11.66      23,796      260,185      6.98%      7.14%      2.22%
            2004                 0.75%    0.90%     10.10     10.89      29,854      303,465      7.56%      7.72%      2.21%
            2003                 0.75%    0.90%      9.38     10.13      34,230      323,484     13.03%     13.20%      2.19%
            2002                 0.75%    0.90%      8.29      8.96      36,124      300,600     -7.28%     -7.14%      2.47%
JANUS ASPEN SERIES BALANCED SERVICE SHARES
            2006                 0.50%    0.90%     12.36     14.17      20,989      282,228      9.43%      9.87%      1.96%
            2005                 0.50%    0.90%     11.82     12.93      20,245      248,725      6.70%      7.13%      2.12%
            2004                 0.50%    0.90%     11.39     12.10      17,489      200,788      7.32%      7.49%      2.25%
            2003                 0.75%    0.90%     10.62     10.98      15,631      166,649     12.70%     12.87%      2.07%
            2002                 0.75%    0.90%      9.42      9.42       2,772       26,161     -7.51%     -7.51%      2.90%
JANUS ASPEN SERIES GLOBAL TECHNOLOGY SERVICE SHARES
            2006                 0.75%    0.90%      3.94      7.62       7,402       29,455      6.87%      7.02%      0.00%
            2005                 0.75%    0.90%      3.68      7.13       8,365       31,778     10.55%     10.72%      0.00%
            2004                 0.75%    0.90%      3.32      6.45      10,986       37,337      0.34%      0.18%      0.00%
            2003                 0.75%    0.90%      3.33      6.47       8,021       27,324     45.20%     45.38%      0.00%
            2002                 0.75%    0.90%      2.29      4.46       6,974       16,288    -41.46%    -41.37%      0.00%
JANUS ASPEN SERIES MID CAP GROWTH SERVICE SHARES
            2006                 0.50%    0.90%     13.90     19.86       7,107      119,327     12.29%     12.74%      0.00%
            2005                 0.50%    0.90%     13.35     17.66       6,908      105,173     11.02%     11.20%      0.00%
            2004                 0.75%    0.90%     12.02     15.88       4,425       60,469     19.40%     19.58%      0.00%
            2003                 0.75%    0.90%     10.07     12.63       3,203       36,755     33.56%     33.76%      0.00%
            2002                 0.75%    0.90%      7.54      7.54       1,828       15,114    -28.77%    -28.77%      0.00%
JANUS ASPEN SERIES WORLDWIDE GROWTH
            2006                 0.75%    0.90%      7.09      9.80      54,502      393,947     17.14%     17.32%      1.79%
            2005                 0.75%    0.90%      6.04      8.37      53,854      331,542      4.92%      5.07%      1.39%
            2004                 0.75%    0.90%      5.75      7.98      53,587      313,523      3.84%      4.00%      1.05%
            2003                 0.75%    0.90%      5.53      7.68      51,025      286,846     22.88%     23.07%      1.14%
            2002                 0.75%    0.90%      4.49      6.25      48,584      221,774    -26.17%    -26.06%      0.95%

3.   FINANCIAL HIGHLIGHTS (CONTINIUED)

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES WORLDWIDE GROWTH SERVICE SHARES
            2006                 0.75%    0.90%    $12.26    $15.40       5,638     $  70,725    16.88%     17.06%      1.60%
            2005                 0.75%    0.90%     10.49     13.16       7,428        79,927     4.62%      4.78%      1.26%
            2004                 0.75%    0.90%     10.03     12.56       6,962        71,658     3.59%      3.75%      0.93%
            2003                 0.75%    0.90%      9.68     11.04       7,095        70,893    22.58%     22.76%      0.89%
            2002                 0.75%    0.90%      7.90      7.90       5,556        44,289   -26.38%    -26.38%      0.79%
LINCOLN VIPT AGGRESSIVE GROWTH
            2006                 0.50%    0.75%     12.52     17.22         991        12,774     8.46%      8.73%      0.00%
            2005                 0.50%    0.75%     15.87     15.87         294         3,597     8.99%      8.99%      0.00%
            2004      7/2/04     0.75%    0.75%     14.56     14.56           9           125     8.55%      8.55%      0.00%
LINCOLN VIPT AGGRESSIVE PROFILE
            2006                 0.50%    0.50%     13.15     13.15       7,849       103,186    15.96%     15.96%      1.07%
            2005    11/16/05     0.50%    0.50%     11.34     11.34         452         5,123     2.49%      2.49%      0.00%
LINCOLN VIPT BOND
            2006                 0.50%    0.90%     10.52     14.61     146,132     1,871,197     3.78%      4.19%      4.57%
            2005                 0.50%    0.90%     10.85     14.05     128,469     1,625,350     1.72%      2.13%      4.24%
            2004                 0.50%    0.90%     11.58     13.79     116,006     1,465,626     4.36%      4.52%      4.33%
            2003                 0.75%    0.90%     11.17     13.20      91,215     1,126,969     6.32%      6.48%      4.22%
            2002                 0.75%    0.90%     11.44     12.40      77,182       913,155     9.17%      9.33%      5.46%
LINCOLN VIPT CAPITAL APPRECIATION
            2006                 0.50%    0.90%      6.32     14.68       4,164        36,471     8.68%      8.85%      0.19%
            2005                 0.75%    0.90%      5.80     13.49       4,732        39,609     3.27%      3.42%      0.26%
            2004                 0.75%    0.90%      5.61     13.04       4,756        38,609     4.33%      4.50%      0.00%
            2003                 0.75%    0.90%      5.37      7.53       3,070        21,209    31.33%     31.47%      0.00%
            2002                 0.75%    0.90%      4.08      5.74       2,583        10,589   -27.62%    -27.51%      0.00%
LINCOLN VIPT CONSERVATIVE PROFILE
            2006    10/30/06     0.50%    0.50%     11.49     11.49       9,843       113,057     2.38%      2.38%      1.20%
LINCOLN VIPT CORE
            2006                 0.50%    0.50%     11.92     11.92          92         1,093    13.36%     13.36%      1.04%
            2005    10/21/05     0.50%    0.50%     10.51     10.51          34           355     4.19%      4.19%      0.27%
LINCOLN VIPT EQUITY-INCOME
            2006                 0.50%    0.75%     13.42     13.42       7,017        92,630    10.44%     10.44%      1.53%
            2005                 0.75%    0.75%     12.15     12.15       5,151        62,577     3.71%      3.71%      1.05%
            2004                 0.75%    0.75%     11.71     11.71       6,298        73,781     8.95%      8.95%      1.65%
            2003                 0.75%    0.75%     10.75     10.75       1,616        17,376    31.36%     31.36%      1.09%
            2002                 0.75%    0.75%      8.19      8.19       1,211         9,912   -16.30%    -16.30%      1.13%
LINCOLN VIPT GLOBAL ASSET ALLOCATION
            2006                 0.50%    0.90%     12.09     15.38       9,172       118,698    13.47%     13.87%      1.47%
            2005                 0.50%    0.90%     10.64     13.56       5,975        67,837     5.84%      6.01%      1.18%
            2004                 0.75%    0.90%     10.04     12.16       4,610        48,830    12.69%     12.69%      1.70%
            2003                 0.75%    0.75%      8.91     10.79       4,234        39,652    19.51%     19.51%      3.11%
            2002                 0.75%    0.75%      7.45      7.45       3,737        29,287   -12.65%    -12.65%      1.52%
LINCOLN VIPT GROWTH AND INCOME
            2006     11/7/06     0.50%    0.50%     12.05     12.05         519         6,254     2.90%      2.90%      1.18%
LINCOLN VIPT GROWTH OPPORTUNITIES
            2006                 0.50%    0.90%     13.45     13.45         754        10,125     9.62%      9.62%      0.00%
            2005    12/15/05     0.50%    0.50%     12.27     12.27          92         1,127    -1.04%     -1.04%      0.00%
LINCOLN VIPT INTERNATIONAL
            2006                 0.50%    0.90%     14.77     24.62      18,345       354,730    28.84%     29.36%      3.12%
            2005                 0.50%    0.90%     14.15     19.08      13,297       217,376    11.54%     11.98%      2.06%
            2004                 0.50%    0.90%     15.29     17.08       5,906        94,056    19.85%     20.03%      1.47%
            2003                 0.75%    0.90%     12.74     13.06       1,320        17,396    40.35%     40.56%      2.36%
            2002                 0.75%    0.90%      9.23      9.23         865         7,977   -11.56%    -11.56%      2.81%
LINCOLN VIPT MODERATE PROFILE
            2006                 0.50%    0.90%     12.08     12.08      29,178       351,826    11.47%     11.47%      1.51%
            2005    11/16/05     0.50%    0.50%     10.83     10.83         135         1,465     1.85%      1.85%      0.00%
LINCOLN VIPT MODERATELY AGGRESSIVE PROFILE
            2006                 0.50%    0.90%     12.55     12.55      26,277       329,344    13.57%     13.57%      1.50%
            2005     9/9/05      0.50%    0.75%     11.03     11.05       7,061        77,981    -0.45%      3.37%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
LINCOLN VIPT MONEY MARKET
            2006                 0.50%    0.90%    $10.55    $11.85     405,269    $4,455,683     3.74%      4.16%      4.59%
            2005                 0.50%    0.90%     10.17     11.41     407,572     4,320,053     1.86%      2.27%      2.70%
            2004                 0.50%    0.90%      9.99     11.19     513,763     5,336,668    -0.02%      0.13%      0.86%
            2003                 0.75%    0.90%      9.99     11.18     527,290     5,540,443    -0.22%     -0.07%      0.67%
            2002                 0.75%    0.90%     10.20     11.19     356,656     3,826,247     0.50%      0.65%      1.38%
LINCOLN VIPT SOCIAL AWARENESS
            2006                 0.50%    0.90%     10.82     16.89       4,648        63,004    11.29%     11.74%      0.95%
            2005                 0.50%    0.90%      9.70     16.28       4,813        64,412    11.02%     11.19%      0.84%
            2004                 0.75%    0.90%      8.73     13.67       4,971        56,534    11.69%     11.86%      1.11%
            2003                 0.75%    0.90%      7.80      9.34       1,141         9,544    30.69%     30.88%      1.02%
            2002                 0.75%    0.90%      5.96      7.15         660         4,079   -22.83%    -22.70%      0.92%
M FUND BRANDES INTERNATIONAL EQUITY
            2006                 0.50%    0.50%     16.80     16.80          58           975    26.15%     26.15%      1.65%
            2005                 0.50%    0.50%     13.32     13.32          36           475    10.00%     10.00%      2.41%
            2004    12/27/04     0.50%    0.50%     12.11     12.11           3            35     0.17%      0.17%      0.00%
MFS VIT CAPITAL OPPORTUNITIES
            2006                 0.50%    0.90%     12.37     16.10       1,429        22,377    12.77%     13.23%      0.42%
            2005                 0.50%    0.90%     10.95     14.26       1,267        17,632     0.76%      1.18%      0.71%
            2004                 0.50%    0.90%     10.85     14.13         971        13,412    11.62%     11.63%      0.07%
            2003                 0.75%    0.75%      9.72      9.72          67           774    26.44%     26.44%      0.19%
            2002     2/19/02     0.75%    0.75%      7.69      7.69          14           108   -23.11%    -23.11%      0.11%
MFS VIT EMERGING GROWTH
            2006                 0.50%    0.90%      5.49     16.33      73,266       564,552     6.93%      7.36%      0.00%
            2005                 0.50%    0.90%      5.13     15.25      76,362       554,631     8.21%      8.64%      0.00%
            2004                 0.50%    0.90%      4.73     14.07      79,458       525,303    11.95%     12.12%      0.00%
            2003                 0.75%    0.90%      4.22      9.68      76,078       427,235    29.06%     29.25%      0.00%
            2002                 0.75%    0.90%      3.26      5.70      73,847       322,850   -34.36%    -34.26%      0.00%
MFS VIT TOTAL RETURN
            2006                 0.50%    0.90%     11.61     15.28      93,140     1,284,193    10.89%     11.34%      2.27%
            2005                 0.50%    0.90%     11.53     13.77      83,546     1,051,413     1.90%      2.31%      1.99%
            2004                 0.50%    0.90%     11.79     13.50      68,358       857,852    10.32%     10.49%      1.66%
            2003                 0.75%    0.90%     10.69     12.22      57,682       653,239    15.28%     15.45%      1.63%
            2002                 0.75%    0.90%      9.27     10.59      40,656       400,201    -6.02%     -5.88%      1.37%
MFS VIT UTILITIES
            2006                 0.50%    0.90%     14.60     28.05      51,036       938,530    30.09%     30.61%      1.96%
            2005                 0.50%    0.90%     11.21     21.53      47,827       678,617    15.79%     16.25%      0.59%
            2004                 0.50%    0.90%      9.67     18.57      48,215       575,430    29.03%     29.23%      1.40%
            2003                 0.75%    0.90%      7.48     11.85      44,436       405,339    34.68%     34.88%      2.24%
            2002                 0.75%    0.90%      5.55      7.45      40,979       267,610   -23.45%    -23.33%      2.42%
NB AMT MID-CAP GROWTH
            2006                 0.50%    0.90%      7.31     18.05     102,029     1,220,610    13.64%     14.12%      0.00%
            2005                 0.50%    0.90%      6.42     15.86      88,842       910,057    12.72%     13.17%      0.00%
            2004                 0.50%    0.90%      5.69     14.04      61,878       486,230    15.27%     15.44%      0.00%
            2003                 0.75%    0.90%      4.93     11.68      58,924       377,618    26.93%     27.12%      0.00%
            2002                 0.75%    0.90%      3.88      6.11      58,855       268,068   -29.97%    -29.87%      0.00%
NB AMT PARTNERS
            2006                 0.75%    0.75%     14.36     14.36      11,449       164,439    11.40%     11.40%      0.77%
            2005                 0.75%    0.75%     12.89     12.89      10,593       136,581    17.16%     17.16%      0.83%
            2004                 0.75%    0.75%     11.00     11.00      11,917       131,134    18.09%     18.09%      0.01%
            2003                 0.75%    0.75%      9.32      9.32       9,635        89,786    34.08%     34.08%      0.00%
            2002                 0.75%    0.75%      6.95      6.95       8,920        61,994   -24.71%    -24.71%      0.46%
NB AMT REGENCY
            2006                 0.50%    0.90%     12.75     20.35      18,274       300,555    10.17%     10.61%      0.44%
            2005                 0.50%    0.90%     13.54     18.45      14,606       224,897    11.00%     11.44%      0.10%
            2004                 0.50%    0.90%     13.95     16.59       5,766        89,495    21.26%     21.45%      0.03%
            2003                 0.75%    0.90%     13.10     13.10       1,351        16,610    34.63%     34.63%      0.00%
            2002                 0.90%    0.90%      9.73      9.73           2            18   -11.35%    -11.35%      0.43%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
PIMCO VIT OPCAP GLOBAL EQUITY
            2006                 0.80%    0.80%    $15.39    $15.39      9,826      $151,229     20.10%     20.10%      0.81%
            2005                 0.80%    0.80%     12.82     12.82      9,728       124,670      6.18%      6.18%      0.33%
            2004                 0.80%    0.80%     12.07     12.07      8,576       103,509     11.64%     11.64%      0.51%
            2003                 0.80%    0.80%     10.81     10.81      8,283        89,553     30.50%     30.50%      0.66%
            2002                 0.80%    0.80%      8.28      8.28      9,745        80,736    -18.07%    -18.07%      0.44%
PIMCO VIT OPCAP MANAGED
            2006                 0.80%    0.80%     12.44     12.44      5,559        69,160      8.78%      8.78%      1.67%
            2005                 0.80%    0.80%     11.44     11.44      5,061        57,876      4.44%      4.44%      1.25%
            2004                 0.80%    0.80%     10.95     10.95      5,085        55,679      9.89%      9.89%      1.50%
            2003                 0.80%    0.80%      9.96      9.96      5,658        56,381     20.78%     20.78%      1.81%
            2002                 0.80%    0.80%      8.25      8.25      5,311        43,821    -17.55%    -17.55%      1.82%
PUTNAM VT GROWTH  & INCOME CLASS  IB
            2006                 0.75%    0.90%     14.07     17.00      2,693        38,193     14.87%     15.04%      1.51%
            2005                 0.75%    0.90%     12.25     14.77      2,756        34,023      4.29%      4.44%      1.55%
            2004                 0.75%    0.90%     11.75     14.15      2,838        33,599     10.12%     10.29%      2.14%
            2003                 0.75%    0.90%     10.67     10.72      4,454        49,448     26.24%     26.43%      1.32%
            2002                 0.75%    0.90%      8.45      8.45      2,757        23,333    -19.72%    -19.72%      0.68%
PUTNAM VT HEALTH SCIENCES CLASS  IB
            2006                 0.75%    0.90%     11.26     13.99      4,710        57,401      1.87%      2.02%      0.30%
            2005                 0.75%    0.90%     11.05     13.71      4,820        57,189     12.18%     12.35%      0.06%
            2004                 0.75%    0.90%      9.85     12.20      5,041        53,397      6.16%      6.33%      0.16%
            2003                 0.75%    0.90%      9.28     11.18      3,357        33,328     17.32%     17.51%      0.52%
            2002                 0.75%    0.90%      7.91      7.91      2,640        21,992    -21.06%    -21.06%      0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4.   PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                       AGGREGATE    AGGREGATE
                                                        COST OF     PROCEEDS
SUBACCOUNT                                             PURCHASES   FROM SALES
-----------------------------------------------------------------------------
AIM V.I. Capital Appreciation                         $1,251,942    $225,897
AIM V.I. Core Equity                                   1,910,415     157,464
AIM V.I. Diversified Income                               20,107      24,005
AIM V.I. International Growth                             57,198      44,938
ABVPSF Global Technology Class A                          37,884       7,662
ABVPSF Growth and Income Class A                         142,205      43,724
ABVPSF International Value Class A                        52,730         432
ABVPSF Large Cap Growth Class A                           15,117      10,469
ABVPSF Small/Mid Cap Value Class A                       136,857      16,893
American Century VP Inflation Protection                 175,998      16,948
American Funds Global Growth Class 2                      93,250      30,702
American Funds Global Small Capitalization Class 2       531,645      80,341
American Funds Growth Class 2                          1,077,239     317,907
American Funds Growth-Income Class 2                   1,044,805     200,632
American Funds International Class 2                     404,771     131,401
Baron Capital Asset                                       29,473      26,403
Delaware VIPT Capital Reserves                            21,574         588
Delaware VIPT Diversified Income                         195,194      30,151
Delaware VIPT Emerging Markets                           415,310     142,161
Delaware VIPT High Yield                                 250,121      82,038
Delaware VIPT REIT                                       290,714     135,074
Delaware VIPT Small Cap Value                            373,208     212,093
Delaware VIPT Trend                                      121,623     118,416
Delaware VIPT U.S. Growth                                 13,486       3,717
Delaware VIPT Value                                      230,995      33,767
DWS VIP Equity 500 Index                                 431,609     354,496
DWS VIP Small Cap Index                                  204,699      66,203
Fidelity VIP Asset Manager                                12,174      16,644
Fidelity VIP Contrafund Service Class                    599,013     160,468
Fidelity VIP Equity-Income                               194,505      68,391
Fidelity VIP Equity-Income Service Class                 107,700      36,875
Fidelity VIP Growth Service Class                         78,532      92,490
Fidelity VIP Growth Opportunities Service Class           11,042       5,214
Fidelity VIP High Income Service Class                    17,699      19,582
Fidelity VIP Investment Grade Bond                        32,168      31,051
Fidelity VIP Mid Cap Service Class                       118,976      12,237
Fidelity VIP Overseas Service Class                       52,716      22,938
FTVIPT Franklin Income Securities                         43,367       1,691
FTVIPT Franklin Small-Mid Cap Growth Securities          127,397      26,931
FTVIPT Mutual Shares Securities                           47,549       1,698
FTVIPT Templeton Foreign Securities                       45,688      98,799
FTVIPT Templeton Foreign Securities Class 2               21,050      36,005
FTVIPT Templeton Global Asset Allocation                  11,006       7,140
FTVIPT Templeton Global Income Securities                221,955      20,193
FTVIPT Templeton Growth Securities                       105,072      69,219
FTVIPT Templeton Growth Securities Class 2                18,373       4,818
Janus Aspen Series Balanced                               77,385      58,998
Janus Aspen Series Balanced Service Shares                33,900      21,719
Janus Aspen Series Global Technology Service Shares        3,011       7,638
Janus Aspen Series Mid Cap Growth Service Shares          22,311      22,412
Janus Aspen Series Worldwide Growth                       35,930      28,314
Janus Aspen Series Worldwide Growth Service Shares        11,863      31,980
Lincoln VIPT Aggressive Growth                            10,018       1,761
Lincoln VIPT Aggressive Profile                           94,365       8,901
Lincoln VIPT Bond                                        429,305     187,924
Lincoln VIPT Capital Appreciation                          5,818      12,516
Lincoln VIPT Conservative Profile                        113,485       1,591

                                                       AGGREGATE    AGGREGATE
                                                        COST OF     PROCEEDS
SUBACCOUNT                                             PURCHASES   FROM SALES
-----------------------------------------------------------------------------
Lincoln VIPT Core                                     $      748   $      102
Lincoln VIPT Equity-Income                                32,376        3,790
Lincoln VIPT Global Asset Allocation                      49,117        5,239
Lincoln VIPT Growth and Income                             6,276          115
Lincoln VIPT Growth Opportunities                          9,380          622
Lincoln VIPT International                               123,414       51,291
Lincoln VIPT Moderate Profile                            341,152        8,451
Lincoln VIPT Moderately Aggressive Profile               284,414       63,038
Lincoln VIPT Money Market                              5,727,137    5,520,349
Lincoln VIPT Social Awareness                             28,593       37,843
M Fund Brandes International Equity                          482           77
MFS VIT Capital Opportunities                              3,425        1,345
MFS VIT Emerging Growth                                   83,956      119,900
MFS VIT Total Return                                     318,000      156,054
MFS VIT Utilities                                        214,437      130,191
NB AMT Mid-Cap Growth                                    242,549       75,196
NB AMT Partners                                           36,017        7,477
NB AMT Regency                                            88,378       25,436
PIMCO VIT OPCAP Global Equity                             32,131       17,671
PIMCO VIT OPCAP Managed                                   16,723        3,947
Putnam VT Growth & Income Class IB                         1,916        1,690
Putnam VT Health Sciences Class IB                        10,956       12,300

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                                  NET
                                                       SHARES    ASSET   FAIR VALUE
SUBACCOUNT                                             OWNED     VALUE    OF SHARES   COST OF SHARES
----------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                          52,181   $26.22   $1,368,175     $1,349,305
AIM V.I. Core Equity                                   70,052    27.22    1,906,811      1,758,077
AIM V.I. Diversified Income                            32,669     8.28      270,496        294,689
AIM V.I. International Growth                          15,511    29.43      456,481        333,696
ABVPSF Global Technology Class A                        4,015    17.23       69,182         61,005
ABVPSF Growth and Income Class A                       18,818    27.19      511,674        426,019
ABVPSF International Value Class B                      2,177    24.96       54,332         52,313
ABVPSF Large Cap Growth Class A                         4,050    26.87      108,824         85,755
ABVPSF Small/Mid Cap Value Class A                     18,917    18.08      342,016        291,801
American Century VP Inflation Protection               36,566    10.09      368,955        376,241
American Funds Global Growth Class 2                   10,901    23.29      253,895        206,290
American Funds Global Small Capitalization Class 2     35,279    24.64      869,274        690,709
American Funds Growth Class 2                          51,972    64.08    3,330,338      2,581,443
American Funds Growth-Income Class 2                   66,576    42.19    2,808,857      2,346,748
American Funds International Class 2                   66,387    21.94    1,456,531      1,121,729
Baron Capital Asset                                     4,971    32.30      160,549        110,712
Delaware VIPT Capital Reserves                          2,166     9.71       21,028         20,986
Delaware VIPT Diversified Income                       33,138     9.83      325,749        311,558
Delaware VIPT Emerging Markets                         53,974    22.24    1,200,372        876,669
Delaware VIPT High Yield                               93,400     6.20      579,081        527,616
Delaware VIPT REIT                                     38,105    22.86      871,091        637,422
Delaware VIPT Small Cap Value                          42,651    33.42    1,425,395      1,080,526
Delaware VIPT Trend                                    20,956    35.00      733,467        576,383
Delaware VIPT U.S. Growth                              13,441     7.96      106,991         91,667
Delaware VIPT Value                                    21,864    22.98      502,435        405,864
DWS VIP Equity 500 Index                              171,607    14.97    2,568,953      2,059,492
DWS VIP Small Cap Index                                54,278    16.12      874,963        713,203
Fidelity VIP Asset Manager                             17,024    15.71      267,446        248,246
Fidelity VIP Contrafund Service Class                  48,488    31.38    1,521,565      1,254,950
Fidelity VIP Equity-Income                             29,840    26.20      781,806        697,780
Fidelity VIP Equity-Income Service Class               14,475    26.11      377,953        321,398

                                                                  NET
                                                       SHARES    ASSET   FAIR VALUE
SUBACCOUNT                                             OWNED     VALUE    OF SHARES   COST OF SHARES
----------------------------------------------------------------------------------------------------
Fidelity VIP Growth Service Class                      12,439   $35.72   $  444,332     $  375,375
Fidelity VIP Growth Opportunities Service Class         3,181    18.14       57,704         48,960
Fidelity VIP High Income Service Class                 13,156     6.32       83,147         82,960
Fidelity VIP Investment Grade Bond                     28,154    12.76      359,249        359,240
Fidelity VIP Mid Cap Service Class                      3,561    34.59      123,162        118,479
Fidelity VIP Overseas Service Class                     8,285    23.86      197,674        139,406
FTVIPT Franklin Income Securities                       2,392    17.65       42,220         41,707
FTVIPT Franklin Small-Mid Cap Growth Securities        14,538    22.51      327,255        267,797
FTVIPT Mutual Shares Securities                         2,261    20.68       46,753         45,880
FTVIPT Templeton Foreign Securities                    15,809    18.99      300,208        222,462
FTVIPT Templeton Foreign Securities Class 2             6,484    18.72      121,378         82,591
FTVIPT Templeton Global Asset Allocation                2,086    21.96       45,819         38,401
FTVIPT Templeton Global Income Securities              14,112    15.73      221,987        210,953
FTVIPT Templeton Growth Securities                     21,776    16.16      351,901        277,176
FTVIPT Templeton Growth Securities Class 2              3,864    15.93       61,546         47,398
Janus Aspen Series Balanced                            10,824    27.89      301,869        257,089
Janus Aspen Series Balanced Service Shares              9,790    28.83      282,246        233,659
Janus Aspen Series Global Technology Service Shares     6,899     4.27       29,457         25,988
Janus Aspen Series Mid Cap Growth Service Shares        3,707    32.19      119,335         89,984
Janus Aspen Series Worldwide Growth                    12,133    32.47      393,972        323,097
Janus Aspen Series Worldwide Growth Service Shares      2,196    32.21       70,730         55,100
Lincoln VIPT Aggressive Growth                          1,080    11.83       12,775         11,657
Lincoln VIPT Aggressive Profile                         7,845    13.15      103,190         91,117
Lincoln VIPT Bond                                     148,046    12.64    1,871,307      1,900,122
Lincoln VIPT Capital Appreciation                       1,813    20.12       36,474         30,394
Lincoln VIPT Conservative Profile                       9,925    11.39      113,062        111,901
Lincoln VIPT Core                                          93    11.77        1,093            996
Lincoln VIPT Equity-Income                              5,078    18.23       92,560         85,374
Lincoln VIPT Global Asset Allocation                    7,587    15.65      118,705        104,227
Lincoln VIPT Growth and Income                            178    35.16        6,254          6,162
Lincoln VIPT Growth Opportunities                         734    13.79       10,125          9,919
Lincoln VIPT International                             15,626    22.70      354,749        272,741
Lincoln VIPT Moderate Profile                          29,206    12.05      351,843        334,364
Lincoln VIPT Moderately Aggressive Profile             26,290    12.53      329,360        302,553
Lincoln VIPT Money Market                             452,702    10.00    4,527,015      4,527,015
Lincoln VIPT Social Awareness                           1,754    35.92       63,008         51,722
M Fund Brandes International Equity                        48    20.15          975            875
MFS VIT Capital Opportunities                           1,443    15.51       22,378         18,117
MFS VIT Emerging Growth                                27,354    20.64      564,589        510,149
MFS VIT Total Return                                   58,659    21.89    1,284,035      1,145,772
MFS VIT Utilities                                      32,067    29.27      938,589        617,671
NB AMT Mid-Cap Growth                                  52,480    23.26    1,220,678        937,241
NB AMT Partners                                         7,772    21.16      164,449        134,656
NB AMT Regency                                         18,542    16.21      300,565        268,360
PIMCO VIT OPCAP Global Equity                           8,337    18.14      151,239        119,874
PIMCO VIT OPCAP Managed                                 1,667    41.48       69,165         64,972
Putnam VT Growth & Income Class IB                      1,301    29.36       38,196         25,867
Putnam VT Health Sciences Class IB                      4,221    13.60       57,405         47,807

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                       UNITS     UNITS     NET INCREASE
SUBACCOUNT                                             ISSUED   REDEEMED    (DECREASE)
---------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                         147,203   (30,780)     116,423
AIM V.I. Core Equity                                  238,494   (22,138)     216,356
AIM V.I. Diversified Income                               597    (2,129)      (1,532)
AIM V.I. International Growth                           4,143    (2,814)       1,329
ABVPSF Global Technology Class A                        3,360      (612)       2,748
ABVPSF Growth and Income Class A                        9,693    (3,157)       6,536
ABVPSF International Value Class B                      5,561       (55)       5,506

                                                                              NET
                                                       UNITS      UNITS     INCREASE
SUBACCOUNT                                             ISSUED   REDEEMED   (DECREASE)
-------------------------------------------------------------------------------------
ABVPSF Large Cap Growth Class A                         1,315       (892)       423
ABVPSF Small/Mid Cap Value Class A                      8,949     (1,089)     7,860
American Century VP Inflation Protection               16,676     (2,036)    14,640
American Funds Global Growth Class 2                    7,138     (2,349)     4,789
American Funds Global Small Capitalization Class 2     33,243     (4,819)    28,424
American Funds Growth Class 2                          88,031    (30,954)    57,077
American Funds Growth-Income Class 2                   83,548    (17,718)    65,830
American Funds International Class 2                   25,489     (8,207)    17,282
Baron Capital Asset                                     2,154     (1,828)       326
Delaware VIPT Capital Reserves                          2,072        (61)     2,011
Delaware VIPT Diversified Income                       20,178     (3,330)    16,848
Delaware VIPT Emerging Markets                         21,022     (7,182)    13,840
Delaware VIPT High Yield                               18,669     (5,400)    13,269
Delaware VIPT REIT                                     16,354     (7,363)     8,991
Delaware VIPT Small Cap Value                          19,169    (10,360)     8,809
Delaware VIPT Trend                                    12,007    (12,021)       (14)
Delaware VIPT U.S. Growth                               1,161       (351)       810
Delaware VIPT Value                                    16,627     (2,412)    14,215
DWS VIP Equity 500 Index                               40,741    (34,996)     5,745
DWS VIP Small Cap Index                                12,021     (4,471)     7,550
Fidelity VIP Asset Manager                                485     (1,296)      (811)
Fidelity VIP Contrafund Service Class                  33,350    (10,650)    22,700
Fidelity VIP Equity-Income                              8,235     (6,386)     1,849
Fidelity VIP Equity-Income Service Class                3,790     (2,368)     1,422
Fidelity VIP Growth Service Class                       8,066     (9,672)    (1,606)
Fidelity VIP Growth Opportunities Service Class         1,518       (782)       736
Fidelity VIP High Income Service Class                  1,313     (1,970)      (657)
Fidelity VIP Investment Grade Bond                      1,510     (2,278)      (768)
Fidelity VIP Mid Cap Service Class                      9,310       (696)     8,614
Fidelity VIP Overseas Service Class                     3,664     (1,394)     2,270
FTVIPT Franklin Income Securities                       3,892       (157)     3,735
FTVIPT Franklin Small-Mid Cap Growth Securities        10,972     (2,127)     8,845
FTVIPT Mutual Shares Securities                         4,282       (165)     4,117
FTVIPT Templeton Foreign Securities                     3,371     (7,065)    (3,694)
FTVIPT Templeton Foreign Securities Class 2             1,863     (3,172)    (1,309)
FTVIPT Templeton Global Asset Allocation                  383       (483)      (100)
FTVIPT Templeton Global Income Securities              20,182       (571)    19,611
FTVIPT Templeton Growth Securities                      6,671     (4,530)     2,141
FTVIPT Templeton Growth Securities Class 2              1,165       (393)       772
Janus Aspen Series Balanced                             6,780     (5,472)     1,308
Janus Aspen Series Balanced Service Shares              2,489     (1,745)       744
Janus Aspen Series Global Technology Service Shares       884     (1,847)      (963)
Janus Aspen Series Mid Cap Growth Service Shares        1,485     (1,286)       199
Janus Aspen Series Worldwide Growth                     7,064     (6,416)       648
Janus Aspen Series Worldwide Growth Service Shares        971     (2,761)    (1,790)
Lincoln VIPT Aggressive Growth                            858       (161)       697
Lincoln VIPT Aggressive Profile                         8,147       (750)     7,397
Lincoln VIPT Bond                                      35,187    (17,524)    17,663
Lincoln VIPT Capital Appreciation                         579     (1,147)      (568)
Lincoln VIPT Conservative Profile                       9,975       (132)     9,843
Lincoln VIPT Core                                          69        (11)        58
Lincoln VIPT Equity-Income                              2,144       (278)     1,866
Lincoln VIPT Global Asset Allocation                    3,611       (414)     3,197
Lincoln VIPT Growth and Income                            528         (9)       519
Lincoln VIPT Growth Opportunities                         716        (54)       662
Lincoln VIPT International                              8,013     (2,965)     5,048
Lincoln VIPT Moderate Profile                          30,064     (1,021)    29,043
Lincoln VIPT Moderately Aggressive Profile             25,293     (6,077)    19,216
Lincoln VIPT Money Market                             472,823   (475,126)    (2,303)
Lincoln VIPT Social Awareness                           2,358     (2,523)      (165)
M Fund Brandes International Equity                        37        (15)        22
MFS VIT Capital Opportunities                             250        (88)       162
MFS VIT Emerging Growth                                13,094    (16,190)    (3,096)

                                                             NET
                                       UNITS     UNITS     INCREASE
SUBACCOUNT                            ISSUED   REDEEMED   (DECREASE)
--------------------------------------------------------------------
MFS VIT Total Return                  22,745   (13,151)      9,594
MFS VIT Utilities                     11,653    (8,444)      3,209
NB AMT Mid-Cap Growth                 20,752    (7,565)     13,187
NB AMT Partners                        1,455      (599)        856
NB AMT Regency                         5,428    (1,760)      3,668
PIMCO VIT OPCAP Global Equity          1,418    (1,320)         98
PIMCO VIT OPCAP Managed                  830      (332)        498
Putnam VT Growth  & Income Class IB       51      (114)        (63)
Putnam VT Health Sciences Class IB       918    (1,028)       (110)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                                              NET
                                                       UNITS      UNITS     INCREASE
SUBACCOUNT                                             ISSUED   REDEEMED   (DECREASE)
-------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                           3,016     (7,250)     (4,234)
AIM V.I. Diversified Income                             5,358     (2,749)      2,609
AIM V.I. International Growth                          21,286     (6,038)     15,248
ABVPSF Global Technology Class A                        1,055     (1,689)       (634)
ABVPSF Growth and Income Class A                        6,288     (3,681)      2,607
ABVPSF Large Cap Growth Class A                         2,508       (719)      1,789
ABVPSF Small/Mid Cap Value Class A                      5,958     (3,178)      2,780
American Century VP Inflation Protection               13,697     (1,771)     11,926
American Funds Global Growth Class 2                   12,061       (841)     11,220
American Funds Global Small Capitalization Class 2      8,414     (3,053)      5,361
American Funds Growth Class 2                          61,534    (28,442)     33,092
American Funds Growth-Income Class 2                   53,924    (11,586)     42,338
American Funds International Class 2                   41,820     (5,203)     36,617
Baron Capital Asset                                     2,165     (1,114)      1,051
Delaware VIPT Diversified Income                       14,171     (1,107)     13,064
Delaware VIPT Emerging Markets                         38,245     (2,829)     35,416
Delaware VIPT High Yield                                9,309     (4,539)      4,770
Delaware VIPT REIT                                     15,248     (8,806)      6,442
Delaware VIPT Small Cap Value                          16,510     (5,597)     10,913
Delaware VIPT Trend                                    17,885    (10,078)      7,807
Delaware VIPT U.S. Growth                               6,368     (1,368)      5,000
Delaware VIPT Value                                     8,226     (1,109)      7,117
Fidelity VIP Asset Manager                              4,867     (2,183)      2,684
Fidelity VIP Contrafund Service Class                  24,522    (14,481)     10,041
Fidelity VIP Equity-Income                             12,488     (4,874)      7,614
Fidelity VIP Equity-Income Service Class                3,357     (3,499)       (142)
Fidelity VIP Growth Service Class                       8,623     (3,376)      5,247
Fidelity VIP Growth Opportunities Service Class         1,071       (748)        323
Fidelity VIP High Income Service Class                  2,546     (1,426)      1,120
Fidelity VIP Investment Grade Bond                      4,637     (4,703)        (66)
Fidelity VIP Mid Cap Service Class                      1,073        (61)      1,012
Fidelity VIP Overseas Service Class                     2,927     (1,775)      1,152
FTVIPT Franklin Small-Mid Cap Growth Securities         4,861     (1,221)      3,640
FTVIPT Templeton Foreign Securities                     6,263     (6,549)       (286)
FTVIPT Templeton Foreign Securities Class 2             3,364     (2,011)      1,353
FTVIPT Templeton Global Asset Allocation                  562       (313)        249
FTVIPT Templeton Global Income Securities                 928        (14)        914
FTVIPT Templeton Growth Securities                      6,962     (1,697)      5,265
FTVIPT Templeton Growth Securities Class 2                459       (630)       (171)
Janus Aspen Series Balanced                             4,652    (10,710)     (6,058)
Janus Aspen Series Balanced Service Shares              4,802     (2,046)      2,756
Janus Aspen Series Global Technology Service Shares     1,270     (3,891)     (2,621)
Janus Aspen Series Mid Cap Growth Service Shares        3,682     (1,199)      2,483
Janus Aspen Series Worldwide Growth                     9,140     (8,873)        267
Janus Aspen Series Worldwide Growth Service Shares        999       (533)        466
Lincoln VIPT Aggressive Growth                            367        (82)        285
Lincoln VIPT Aggressive Profile                           469        (17)        452
Lincoln VIPT Bond                                      30,066    (17,603)     12,463
Lincoln VIPT Capital Appreciation                         371       (395)        (24)
Lincoln VIPT Core                                          36         (2)         34
Lincoln VIPT Equity-Income                                450     (1,597)     (1,147)
Lincoln VIPT Global Asset Allocation                    2,060       (695)      1,365
Lincoln VIPT Growth Opportunities                          92         --          92
Lincoln VIPT International                             18,740    (11,349)      7,391
Lincoln VIPT Moderate Profile                             147        (12)        135
Lincoln VIPT Moderately Aggressive Profile              7,235       (174)      7,061
Lincoln VIPT Money Market                             392,972   (499,163)   (106,191)
Lincoln VIPT Social Awareness                           1,482     (1,640)       (158)
M Fund Brandes International Equity                        44        (11)         33
MFS VIT Capital Opportunities                             360        (64)        296

(CONTINUED)

                                                              NET
                                        UNITS     UNITS     INCREASE
SUBACCOUNT                             ISSUED   REDEEMED   (DECREASE)
---------------------------------------------------------------------
MFS VIT Emerging Growth                13,005   (16,101)     (3,096)
MFS VIT Total Return                   29,844   (14,656)     15,188
MFS VIT Utilities                      11,420   (11,808)       (388)
NB AMT Mid-Cap Growth                  42,017   (15,053)     26,964
NB AMT Partners                         5,504    (6,828)     (1,324)
NB AMT Regency                         10,056    (1,216)      8,840
PIMCO VIT OPCAP Global Equity           2,174    (1,022)      1,152
PIMCO VIT OPCAP Managed                 1,061    (1,085)        (24)
Putnam VT Growth & Income Class IB         33      (115)        (82)
Putnam VT Health Sciences Class IB      3,207    (3,428)       (221)
DWS VIP EAFE Equity Index               7,116   (19,580)    (12,464)
DWS VIP Equity 500 Index               75,360   (31,688)     43,672
DWS VIP Small Cap Index                25,179    (5,659)     19,520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Lincoln Life & Annuity Company of New York and Contract Owners of Lincoln Life & Annuity Flexible Premium Variable Life Account M

We have audited the accompanying statement of assets and liabilities of Lincoln Life & Annuity Flexible Premium Variable Life Account M ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln Life & Annuity Flexible Premium Variable Life Account M at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended in conformity with U.S. generally accepted accounting principles.


Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS

                                                                2006    2005
                                                               ------   ------
                                                                (IN MILLIONS)
                                                               ---------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $2,019; 2005 -- $2,012)    $2,046   $2,062
      Equity (cost: 2006 -- $3; 2005 -- $2)                         3        3
   Mortgage loans on real estate                                  174      182
   Policy loans                                                   153      148
   Other investments                                                3        4
                                                               ------   ------
         Total Investments                                      2,379    2,399
Cash and invested cash                                             35       16
Deferred acquisition costs and value of business
   acquired                                                       278      255
Premiums and fees receivable                                        2       --
Accrued investment income                                          30       30
Amounts recoverable from reinsurers                               108       92
Goodwill                                                          110      110
Other assets                                                       38       37
Assets held in separate accounts                                1,728    1,200
                                                               ------   ------
         Total Assets                                          $4,708   $4,139
                                                               ======   ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
Insurance and investment contract liabilities:
   Insurance policy and claim reserves                         $  284   $  259
   Investment contract and policyholder funds                   1,993    1,981
                                                               ------   ------
         Total Insurance and Investment Contract Liabilities    2,277    2,240
Deferred gain on indemnity reinsurance                              2        3
Other liabilities                                                  82      104
Liabilities related to separate accounts                        1,728    1,200
                                                               ------   ------
         Total Liabilities                                      4,089    3,547
                                                               ------   ------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 8)
SHAREHOLDER'S EQUITY
Common stock -- $100 par value authorized, issued
   and outstanding shares -- 20,000 (owned by The
   Lincoln National Life Insurance Company)                         2        2
Retained earnings                                                 607      572
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale            10       18
                                                               ------   ------
         Total Accumulated Other Comprehensive Income              10       18
                                                               ------   ------
         Total Shareholder's Equity                               619      592
                                                               ------   ------
         Total Liabilities and Shareholder's Equity            $4,708   $4,139
                                                               ======   ======

See accompanying Notes to the Financial Statements

STATEMENTS OF INCOME

                                                          2006   2005   2004
                                                          ----   ----   ----
                                                             (IN MILLIONS)
                                                          ------------------
REVENUE:
Insurance premiums                                        $ 17   $  6   $ 11
Insurance fees                                              92     73     67
Net investment income                                      139    138    139
Realized loss on investments                                (3)    (3)    (5)
Other revenue and fees                                      --      1      1
                                                          ----   ----   ----
   Total Revenue                                           245    215    213
                                                          ----   ----   ----
BENEFITS AND EXPENSES:
Benefits                                                   124    114    116
Underwriting, acquisition, insurance and other expenses     72     58     52
                                                          ----   ----   ----
   Total Benefits and Expenses                             196    172    168
                                                          ----   ----   ----
Income before Federal Income Taxes                          49     43     45
Federal income taxes                                        14     14     15
                                                          ----   ----   ----
   Net Income                                             $ 35   $ 29   $ 30
                                                          ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF SHAREHOLDER'S EQUITY

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
COMMON STOCK:
Balance at beginning and end-of-year                         $  2   $  2   $  2
RETAINED EARNINGS:
Balance at beginning-of-year                                  572    543    513
Comprehensive income                                           27      9     28
Less other comprehensive loss (net of federal income tax):
   Net unrealized loss on securities available-for-sale,
      net of reclassification adjustment                       (8)   (20)    (2)
                                                             ----   ----   ----
Net income                                                     35     29     30
                                                             ----   ----   ----
      Balance at End-of-Year                                  607    572    543
                                                             ----   ----   ----
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at beginning-of-year                                   18     38     40
Change during the year                                         (8)   (20)    (2)
                                                             ----   ----   ----
      Balance at End-of-Year                                   10     18     38
                                                             ----   ----   ----
Total Shareholder's Equity at End-of-Year                    $619   $592   $583
                                                             ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF CASH FLOWS

                                                       2006   2005    2004
                                                      ---------------------
                                                          (IN MILLIONS)
                                                      ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $  35  $  29   $  30
Adjustments to reconcile net income to net cash
   provided by operating  activities:
   Deferred acquisition costs and value of
      business acquired                                 (17)   (20)    (12)
   Insurance policy and claim reserve                    25    (72)    (59)
   Investment contract and policyholder funds            (5)   100      75
   Amounts recoverable from reinsurers                  (16)    (5)    (14)
   Federal income taxes                                 (10)    --       4
   Realized loss on investments and derivative
      instruments                                         2      3       5
   Other                                                 17    (16)     (6)
                                                      -----  -----   -----
      Net Adjustments                                    (4)   (10)     (7)
                                                      -----  -----   -----
      Net Cash Provided by Operating Activities          31     19      23
                                                      -----  -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities-available-for-sale:
   Purchases                                           (207)  (286)   (308)
   Sales                                                 55     47      88
   Maturities                                           148    182     164
Purchase of other investments                           (14)   (41)    (54)
Sale or maturity of other investments                     9     36      33
Other                                                   (20)   (20)     30
                                                      -----  -----   -----
      Net Cash Used in Investing Activities             (29)   (82)    (47)
                                                      -----  -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES:
Universal life and investment contract deposits         257    240     246
Universal life and investment contract
   withdrawals                                         (181)  (194)   (165)
Investment contract transfers                           (59)   (16)    (44)
Common stock issued for benefit plans                    --     --      --
                                                      -----  -----   -----
      Net Cash Provided by Financing Activities          17     30      37
                                                      -----  -----   -----
      Net Increase (Decrease) in Cash and Invested
         Cash                                            19    (33)     13
Cash and Invested Cash at Beginning-of-Year              16     49      36
                                                      -----  -----   -----
      Cash and Invested Cash at End-of-Year           $  35  $  16   $  49
                                                      =====  ======= =====

See accompanying Notes to the Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lincoln Life & Annuity Company of New York (the "Company" which may also be referred to as "we" or "us") is a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly-owned subsidiary of Lincoln National Corporation ("LNC"). The Company is currently seeking approval to merge with and into Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), an affiliate, with the name of the surviving entity being Lincoln Life & Annuity Company of New York. JPLA is also currently seeking approval for redomestication from New Jersey to New York. It is anticipated that the redomestication and then the merger will occur effective April 2, 2007. The New Jersey Insurance Department has already approved the redomestication of JPLA from New Jersey to New York. The acceptance of the redomestication to New York and the merger (with the associated name change) are still currently pending approval from the New York Insurance Department. We received regulatory approval for the novation of a block of business from LNL to the Company effective March 1, 2007. This movement of business is a portion of Management's plan to eliminate LNL's accredited reinsurer status in the state of New York. Once completed, this transaction will move approximately $3 billion in assets to the Company.

The Company's principal business consists of underwriting annuities and life insurance contracts sold through multiple distribution channels. The Company conducts business only in New York. Operations are divided into two operating businesses: Individual Markets and Employer Markets. These Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of income information is for the year ended December 31 for each respective year.

USE OF ESTIMATES.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and interest income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We recognize all derivative instruments as either assets or liabilities in the Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

We have certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 10 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE AND TRADITIONAL LIFE INSURANCE PRODUCTS.

INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, AND DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts, are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There are currently no deferred acquisition costs ("DAC") being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale. Amortization expense of DAC and VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC and VOBA amortization within realized gains and losses reflecting the incremental impact of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility in net realized gains and losses.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. (See above for discussion of amortization methodologies.)

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") included in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4.00% to 7.00%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB"), and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

GOODWILL.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised approximately 3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006, and $6 million for the years ended December 31, 2005 and 2004.

REINSURANCE.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company expenses the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in shareholders' equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES.

The Company has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT. In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on our income before Federal income taxes or net income.

Prior to January 1, 2006, the Company had adopted the retroactive restatement method under SFAS No. 148, "Accounting for Stock-based Compensation -- Transition and Disclosure," and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

See Note 8 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS. In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS. In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or
(c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The adoption of this new guidance impacts our assumptions of lapsation used in the amortization of DAC and VOBA on some of our blocks of business. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $0 million to $1 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

EITF 03-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS. In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made.

In September 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider further guidance. However, the disclosure requirements and the definition of other-than-temporary impairment ("OTTI") included in EITF 03-1 were not delayed, and accordingly we adopted the definition of OTTI to evaluate all securities within the scope of EITF 03-1 and provided the required disclosures.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of EITF 03-1, references existing OTTI guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 will be applied prospectively and is effective for reporting periods beginning after December 15, 2005. We adopted FSP 115-1 on January 1, 2006, without any material impact to the financial statements.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 did not have a material impact on our financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1 -- In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as GMDB, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                 AMORTIZED COST   GAINS   LOSSES   FAIR VALUE
                                                 --------------   -----   ------   ----------
                                                                  (IN MILLIONS)
                                                 -----------------------------------------------
2006:
   Corporate bonds                                   $1,551       $ 40    $  (17)    $1,574
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              15          3        --         18
   Asset and mortgage-backed securities:
      Mortgage pass through securities                   38          1        (1)        38
      Collateralized mortgage obligations               164          1        (2)       163
      Commercial Mortgage Backed Securities             203          4        (2)       205
      Other asset-backed securities                      13         --        --         13
   State and municipal bonds                             21         --        --         21
   Redeemable preferred stocks                            3         --        --          3
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,019         49       (22)     2,046
Equity securities                                         3         --        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,022       $ 49    $  (22)    $2,049
                                                     ======       ====    ======     ======
2005:
   Corporate bonds                                   $1,546       $ 59    $  (16)    $1,589
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              16          2        --         18
   Asset and mortgage-backed securities:
      Mortgage pass-through securities                   40          1        --         41
      Collateralized mortgage obligations               156          1        (2)       155
      Commercial Mortgage Backed Securities             208          6        (2)       212
      Other asset-backed securities                       7         --        --          7
   State and municipal bonds                             23          1        --         24
   Redeemable preferred stocks                            5         --        --          5
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,012         70       (20)     2,062
Equity securities                                         2          1        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,014       $ 71    $  (20)    $2,065
                                                     ======       ====    ======     ======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                                              AMORTIZED    FAIR
                                                                 COST      VALUE
                                                              ---------   ------
                                                                 (IN MILLIONS)
                                                              ------------------
Due in one year or less                                         $   92    $   92
Due after one year through five years                              477       483
Due after five years through ten years                             507       506
Due after ten years                                                525       546
                                                                ------    ------
   Subtotal                                                      1,601     1,627
Asset and mortgage-backed securities                               418       419
                                                                ------    ------
   Total                                                        $2,019    $2,046
                                                                ======    ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset and mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                                               AMORTIZED    FAIR
                                                                  COST     VALUE
                                                               ---------   -----
                                                                 (IN MILLIONS)
                                                               -----------------
Below 5%                                                          $ 14      $ 14
5%-6%                                                              160       158
6%-7%                                                              141       141
Above 7%                                                           103       106
                                                                  ----      ----
   Total                                                          $418      $419
                                                                  ====      ====

The quality ratings of fixed maturity securities are as follows:

                  RATING AGENCY
    NAIC            EQUIVALENT          FAIR    % OF
DESIGNATION        DESIGNATION         VALUE   TOTAL
-----------   ---------------------   ------   ------
                                        (IN MILLIONS)
                                      ---------------
     1        AAA / AA / A            $1,338    65.4%
     2        BBB                        643    31.4%
     3        BB                          42     2.1%
     4        B                           16     0.8%
     5        CCC and lower                7     0.3%
     6        In or near default          --     0.0%
                                      ------   -----
                                      $2,046   100.0%
                                      ======   =====

The major categories of net investment income are as follows:

                                                              2006   2005   2004
                                                              ----   ----   ----
                                                                 (IN MILLIONS)
                                                              ------------------
Fixed maturity securities available-for-sale                  $119   $118   $120
Equity securities available-for-sale                            --     --     --
Mortgage loans on real estate                                   12     12     11
Policy loans                                                     9      9      9
Other investments                                                1      1      1
                                                              ----   ----   ----
   Investment revenue                                          141    140    141
Investment expense                                               2      2      2
                                                              ----   ----   ----
   Net investment income                                      $139   $138   $139
                                                              ====   ====   ====

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale
   Gross gain                                                 $ 2    $ 2    $ 3
   Gross loss                                                  (3)    (3)    (6)
Associated amortization of
   deferred acquisition costs and
   provision for policyholder commitments                      (2)    (3)    (2)
                                                              ---    ---    ---
Total Investments                                              (3)    (4)    (5)
Derivative instruments net of associated
   (amortization)/ restoration of deferred
   acquisition costs                                           --      1     --
                                                              ---    ---    ---
Total investments and derivative instruments                  $(3)   $(3)   $(5)
                                                              ===    ===    ===

Write-downs for other than temporary declines in fair value of fixed maturity securities and net changes in allowances for loss on mortgage loans, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                               (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale                  $2     $2     $4

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities                                    $(23)  $(56)   $(4)
Equity securities                                              (1)    --     --
                                                             ----   ----    ---
Total                                                        $(24)  $(56)   $(4)
                                                             ====   ====    ===

For securities available-for-sale held by the Company at December 31, 2006 and 2005, that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                             FAIR  % FAIR  AMORTIZED  % AMORTIZED  UNREALIZED  % UNREALIZED
                            VALUE   VALUE     COST        COST        LOSS         LOSS
                            -----  ------  ---------  -----------  ----------  ------------
                                                   (IN MILLIONS)
                            ---------------------------------------------------------------
2006
less than or equal
 to 90 days                  $222    23.4%    $224        23.1%       $ (2)          9.1%
greater than 90 days
 but less than or equal
 to 180 days                   13     1.4%      13         1.4%         --           0.0%
greater than 180 days but
 less than or equal to
 270 days                       5     0.5%       5         0.5%         --           0.0%
greater than 270 days but
 less than or equal to
 1 year                        91     9.6%      93         9.6%         (2)          9.1%
greater than 1 year           616    65.1%     634        65.4%        (18)         81.8%
                             ----   -----     ----       -----        ----         -----
   Total                     $947   100.0%    $969       100.0%       $(22)        100.0%
                             ====   =====     ====       =====        ====         =====
2005
less than or equal to
 90 days                     $167    21.2%    $168        20.8%       $ (1)          5.0%
greater than 90 days but
 less than or equal to
 180 days                     360    45.8%     367        45.5%         (7)         35.0%
greater than 180 days but
 less than or equal to
 270 days                      41     5.2%      42         5.2%         (1)          5.0%
greater than 270 days but
 less than or equal to
 1 year                        60     7.6%      62         7.7%         (2)         10.0%
greater than 1 year           159    20.2%     168        20.8%         (9)         45.0%
                             ----   -----     ----       -----        ----         -----
   Total                     $787   100.0%    $807       100.0%       $(20)        100.0%
                             ====   =====     ====       =====        ====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                                OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                      MONTHS                 MONTHS                   TOTAL
                                              ---------------------   ---------------------   ---------------------
                                                           GROSS                   GROSS                   GROSS
                                              CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                              --------   ----------   --------   ----------   --------   ----------
                                                                           (IN MILLIONS)
                                              ---------------------------------------------------------------------
2006
   Corporate bonds                              $277         $ (4)      $437        $(14)       $714        $(18)
   U.S. government bonds                           3           --         --          --           3          --
   Foreign government bonds                        1           --         --          --           1          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            --           --         22          (1)         22          (1)
      Collateralized mortgage obligations         25           --         85          (2)        110          (2)
      Commercial mortgage backed securities       25           --         63          (1)         88          (1)
      Other asset-backed securities               --           --          1          --           1          --
   State and municipal bonds                      --           --          8          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         331           (4)       616         (18)        947         (22)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $331         $ (4)      $616        $(18)       $947        $(22)
                                                ====         ====       ====        ====        ====        ====

2005:
   Corporate bonds                              $437         $ (8)      $131        $ (8)       $568        $(16)
   U.S. government bonds                          --           --         --          --          --          --
   Foreign government bonds                       --           --         --          --          --          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            20           --          5          --          25          --
      Collateralized mortgage obligations         94           (2)         6          --         100          (2)
      Commercial mortgage backed securities       69           (1)        16          (1)         85          (2)
      Other asset-backed securities                1           --         --          --           1          --
   State and municipal bonds                       7           --          1          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         628          (11)       159          (9)        787         (20)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $628         $(11)      $159        $ (9)       $787        $(20)
                                                ====         ====       ====        ====        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 for a general discussion of the methodologies and assumptions used to determine estimated fair values.

Impaired mortgage loans and the related allowance for losses were not significant in 2006 and 2005.

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period.

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were not significant in 2006, 2005 and 2004.

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of less than $1 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms. As of December 31, 2006 and 2005, the Company had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006 the Company's investment commitments for fixed maturity securities (primarily private placements) and mortgage loans on real estate were $8 million.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $2 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                       2006   2005   2004
                       ----   ----   ----
                         (IN MILLIONS)
                       ------------------
Current                $(2)    $ 9    $13
Deferred                16       5      2
                       ---     ---    ---
   Total tax expense   $14     $14    $15
                       ===     ===    ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $17    $15    $16
Effect of:
   Tax-preferred investment income    (1)    (1)    (1)
   Other items                        (2)    --     --
                                     ---    ---    ---
      Provision for income taxes     $14    $14    $15
                                     ===    ===    ===
      Effective tax rate              29%    32%    34%

The Federal income tax asset (liability) is as follows:

                                        2006   2005
                                        ----   ----
                                       (IN MILLIONS)
                                       -------------
Current                                 $  7   $ (5)
Deferred                                 (41)   (31)
                                        ----   ----
   Total Federal income tax liability   $(34)  $(36)
                                        ====   ====

Components of the Company's deferred tax assets and liabilities are as follows:

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Deferred tax assets:
Insurance and investment contract liabilities           $ 60   $ 67
Investments                                                1      2
Compensation and benefit plans                             1     --
Ceding commission asset                                    2      3
Other                                                     --      5
                                                        ----   ----
   Total deferred tax assets                              64     77
                                                        ----   ----
Deferred tax liabilities:
Deferred acquisition costs                                54     40
Net unrealized gain on securities  available-for-sale      9     18
Present value of business in-force                        37     41
Other                                                      5      9
                                                        ----   ----
   Total deferred tax liabilities                        105    108
                                                        ----   ----
   Net deferred tax liability                           $ 41   $ 31
                                                        ====   ====

The Company files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC. Net cash paid to LNC for Federal income taxes in 2006, 2005 and 2004 was $10 million, $13 million and $10 million, respectively.

At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", are as follows:

                                       2006   2005   2004
                                       ----   ----   ----
                                          (IN MILLIONS)
                                       ------------------
Insurance assumed                      $ --   $ --   $ --
Insurance ceded                         (38)   (46)   (38)
                                       ----   ----   ----
   Net reinsurance premiums and fees   $(38)  $(46)  $(38)
                                       ====   ====   ====

The income statement caption, "Benefits," is net of reinsurance recoveries of $44 million, $39 million and $57 million for the years ended December 31, 2006, 2005 and 2004, respectively.

A rollforward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Balance at beginning-of-year               $138   $ 82   $ 56
Deferral                                     55     50     41
Amortization                                (27)   (16)   (15)
Adjustment related to realized gains on
   securities available-for-sale             (2)    (2)    (2)
Adjustment related to unrealized  losses
   on securities available-for-sale           8     24      2
                                           ----   ----   ----
Balance at end-of-year                     $172   $138   $ 82
                                           ====   ====   ====

A rollforward of balance sheet account "Value of Business Acquired" is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $117   $131   $144
   Amortization, net            (11)   (14)   (13)
                               ----   ----   ----
Balance at end-of-year         $106   $117   $131
                               ====   ====   ====

Future estimated amortization of VOBA is as follows:

2007-$10   2008-$12         2009-$12
2010-$12   2011-$ 6   Thereafter-$54

Realized losses on investments and derivative instruments on the Statements of Income for 2006, 2005 and 2004 are net of amounts amortized against DAC and VOBA of $2 million, $3 million and $2 million, respectively. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

A rollforward of deferred sales inducements, included in other assets on the balance sheet, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $ 8    $ 5     $ 2
   Capitalized                   3      4       3
   Amortization                 (1)   $(1)     --
                               ---    ---     ---
Balance at end-of-year         $10    $ 8     $ 5
                               ===    ===     ===

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             -------------------
Commissions                                                  $ 53   $ 40   $ 51
General and administrative expenses                            31     33     10
Deferred acquisition costs net of amortization                (28)   (34)   (26)
Other intangibles amortization                                 11     14     13
Taxes, licenses and fees                                        5      4      4
Restructuring charges-includes merger-integration expenses     --      1     --
                                                             ----   ----   -----
   Total                                                     $ 72   $ 58   $ 52
                                                             ====   ====   ====

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                       2006   2005
                       ----   ----
                      (IN MILLIONS)
                      -------------
Individual Markets:
Life Insurance         $ 93   $ 93
Annuities                17     17
                       ----   ----
   Total               $110   $110
                       ====   ====

Details underlying the balance sheet caption, "Investment Contract and Policyholder Funds," are as follows:

                                                     DECEMBER 31,
                                                   ---------------
                                                    2006     2005
                                                    -----    -----
                                                    (IN MILLIONS)
                                                   ---------------
Premium deposit funds                              $1,000   $1,027
Other policyholder funds                              960      926
Deferred front end loads                               27       20
Undistributed earnings on participating business        6        8
                                                   ------   ------
   Total                                           $1,993   $1,981
                                                   ======   ======

Property and Equipment, which is included in other assets on the balance sheet, includes accumulated depreciation of less than $1 million at both December 31, 2006 and 2005.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                                         2006    2005
                                                         ----    ----
                                                      IN EVENT OF DEATH
                                                    ---------------------
                                                    (DOLLARS IN MILLIONS)
                                                    ---------------------
RETURN OF NET DEPOSIT
   Account value                                        $1,217   $986
   Net amount at risk                                        1      1
   Average attained age of contractholders                  49     49
RETURN OF NET DEPOSITS PLUS A  MINIMUM RETURN(1)
   Average attained age of contractholders                  76     75
   Guaranteed minimum return                                 5%     5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE MINUS
   WITHDRAWALS POST ANNIVERSARY
   Account value                                        $  864   $633
   Net amount at risk                                        2      3
   Average attained age of contractholders                  64     63

----------
(1) Account values and net amounts at risk were not significant for 2006 and 2005.

Approximately $718 million and $390 million of separate account values at December 31, 2006 and 2005 respectively, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $20 million and $4 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                                             2006    2005
                                                             ----    ----
                                                            (IN MILLIONS)
                                                            -------------
Asset Type
Domestic equity                                             $  839   $546
International equity                                           148     86
Bonds                                                          190    136
                                                            ------   ----
   Total                                                     1,177    768
Money market                                                   148     97
                                                            ------   ----
   Total                                                    $1,325   $865
                                                            ======   ====
Percent of total variable annuity separate account values       81%    74%
                                                            ======   ====

The following table summarizes the liabilities for GMDB:

                              GMDB
                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Balance at January 1       $--    $--
Changes in reserves          1     --
Benefits paid               --     --
                           ---    ---
Balance at December 31     $ 1    $--
                           ===    ===

7. EMPLOYEE BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004.

LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the measurement date for its pension and post-retirement plans.

401(k) AND PROFIT SHARING PLANS

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006, 2005, and 2004.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006 and 2005.

8. STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, restricted stock awards, restricted stock units, and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income (loss) as determined in accordance with statutory accounting practices for the Company was $(22) million, $(12) million and $21 million for 2006, 2005 and 2004 respectively.

Statutory surplus for the Company was $230 million and $254 million at December 31, 2006 and 2005, respectively. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million and $2 million at December 31, 2006 and 2005, respectively. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006 and 2005.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006, 2005, or 2004.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, the Company has received inquiries including requests for information and/or subpoenas from various authorities including the SEC, the National Association of Securities Dealers ("NASD") and the New York Attorney General, as well as notices of potential proceedings from the SEC and NASD. The Company is in the process of responding to, and in some cases has settled or is in the process of settling, certain of those inquiries and potential proceedings. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the Company's financial position.

INSURANCE CEDED AND ASSUMED

The Company cedes insurance to other insurance companies. The portion of risks exceeding the company's retention limit is reinsured with other insurers. The Company seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2006, the Company's maximum retention was less than $1 million on a single insured. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying Financial Statements reflect premiums, benefits and deferred acquisition costs net of insurance ceded (see Note 5). The Company remains liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

As a result of indemnity reinsurance transactions entered into by the Company to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006 29% of such mortgages, or $51 million, involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $4 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position. Because the Company sells insurance products only in the state of New York, the Company does have a material concentration of its business in that state. This concentration could make the Company vulnerable to legislative or other risks that might significantly impact the ability to do business in the state of New York. The Company is not aware of any significant risks as a result of this geographic concentration.

OTHER CONTINGENCY MATTERS

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005 the Company's derivative instruments consisted principally of the reinsurance related embedded derivative attributable to Modco and CFW arrangements. See Notes 1 and 10 for additional information.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The estimated fair value of investments in policy loans is calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting. Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                                         2006                2005
                                                                 ------------------   ------------------
                                                                 CARRYING     FAIR    CARRYING     FAIR
                                                                   VALUE     VALUE      VALUE     VALUE
                                                                 --------   -------   --------   -------
                                                                                (IN MILLIONS)
                                                                 ---------------------------------------
Assets (liabilities):
Fixed maturities securities                                       $ 2,046   $ 2,046    $ 2,062   $ 2,062
Equity securities                                                       3         3          3         3
Mortgage loans on real estate                                         174       178        182       189
Policy loans                                                          153       164        148       158
Other investments                                                       3         3          4         4
Cash and invested cash                                                 35        35         16        16
Investment type insurance contracts:
   Deposit contracts and certain guaranteed interest contracts     (1,039)   (1,027)    (1,007)   (1,016)
   Remaining guaranteed interest and similar contracts                 --        --         --        --
Investment commitments                                                 --        --         --        --
Derivative instruments*                                                 2         2         --        --

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contraliability in insurance policy and claim reserves on the Balance Sheets.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $17 million and $20 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses:
(1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment for 2004 through 2006 is as follows:

                                      2006   2005   2004
                                      ----   ----   ----
                                         (IN MILLIONS)
                                      ------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Annuities                       $ 35   $ 22   $ 22
      Life Insurance                   147    121    134
                                      ----   ----   ----
      Total Individual Markets         182    143    156
                                      ----   ----   ----
   Employer Markets:
      Retirement Products               55     53     50
Other Operations                        11     22     12
Net realized investment results(1)      (3)    (3)    (5)
                                      ----   ----   ----
      Total                           $245   $215   $213
                                      ====   ====   ====
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Annuities                       $ 10   $  4   $  2
      Life Insurance                    18     17     22
                                      ----   ----   ----
      Total Individual Markets          28     21     24
                                      ----   ----   ----
   Employer Markets:
      Retirement Products                3      2      2
Other Operations                         6      8      7
Net realized investment results(2)      (2)    (2)    (3)
                                      ----   ----   ----
Net Income                            $ 35   $ 29   $ 30
                                      ====   ====   ====

                          2006     2005
                         ------   ------
                          (IN MILLIONS)
                         ---------------
ASSETS:
   Annuities             $1,590   $1,141
   Life Insurance         1,762    1,627
   Retirement Products    1,284    1,209
   Other Operations          72      162
                         ------   ------
Total                    $4,708   $4,139
                         ======   ======

----------
(1) Includes realized losses on investments of $3 million, $4 million and $5 million for 2006, 2005 and 2004, respectively; and realized gains on derivative instruments of $1 million for 2005.

(2) Includes realized losses on investments of $2 million, $2 million and $3 million for 2006, 2005 and 2004, respectively.

12. SHAREHOLDER'S EQUITY

LNL owns all of the 20,000 authorized, issued and outstanding shares of $100 par value common stock of the Company.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Fair value of securities
   available-for-sale                   $2,049   $2,065
Cost of securities available-for-sale    2,022    2,014
                                        ------   ------
Unrealized gain                             27       51
Adjustments to deferred
   acquisition costs                       (10)     (18)
Amounts required to satisfy
   policyholder commitments                 (1)      (3)
Deferred income taxes                       (6)     (12)
                                        ------   ------
   Net unrealized gain on securities
      available-for-sale                $   10   $   18
                                        ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Unrealized gains (losses) on securities
   available-for-sale arising during
   the year                                $(13)  $(30)   $ 1
Less: Reclassification adjustment for
   gains on disposals of prior year
   inventory included in net income(1)        1      1      2
Less: Federal income tax expense
   (benefit) on reclassification             (6)   (11)     1
                                           ----   ----    ---
Net change in unrealized gain (loss) on
   securities available-for-sale, net of
   reclassifications and federal income
   tax expense (benefit)                   $ (8)  $(20)   $(2)
                                           ====   ====    ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the deferred acquisition costs asset line and included within the insurance policy and claim reserve line on the Balance Sheets, respectively.

13. RESTRUCTURING CHARGES

The following provides details on the Company's restructuring charges.

All restructuring charges recorded by the Company are included in underwriting, acquisition, insurance and other expenses within Other Operations on the Statements of Income in the years incurred.

2003 RESTRUCTURING PLAN

In January 2003, LNL realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, LNL announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, LNL announced additional realignment activities. The total restructuring cost to the Company was less than $1 million in both 2005 and 2004. There were no restructuring charges in 2006. Additional amounts expended that do not qualify as restructuring charges were less than $1 million for 2004. There were no amounts expended that do not qualify as restructuring during 2006 and 2005. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

The Company's products are primarily distributed through affiliated organizations, LFA and LFD. The Company paid $5 million, $15 million and $13 million in 2006, 2005, and 2004, respectively to these organizations based on business produced by them.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $2 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $33 million, $28 million and $25 million in 2006, 2005 and 2004, respectively. The Company's related accounts payable to affiliates was $4 million and $1 million as of December 31, 2006 and 2005, respectively.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company Limited relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying Statements of Income has been reduced by $3 million, $9 million and $7 million for premiums paid on these contracts in 2006, 2005, and 2004, respectively. The captions insurance policy and claim reserves and contractholder funds, in the accompanying balance sheets have been reduced by $9 million and $11 million related to reserve credits taken on these contracts as of December 31, 2006 and 2005, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Lincoln Life & Annuity Company of New York

We have audited the accompanying balance sheets of Lincoln Life & Annuity Company of New York ("Company") as of December 31, 2006 and 2005, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

AUDITED FINANCIAL STATEMENTS

Jefferson Pilot LifeAmerica Insurance Company
As of December 31, 2006 and 2005 and For the Periods April 3 Through
December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

                          AUDITED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Financial Statements
   Balance Sheets as of December 31, 2006 and 2005                           F-2
Statements of Income for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006 and the years ended December 31,
   2005 and 2004                                                             F-4
Statements of Stockholder's Equity for the periods April 3 through
   December 31, 2006 and January 1 through April 2, 2006 and for the years
   ended December 31, 2005 and 2004                                          F-5
Statements of Cash Flows for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended
   December 31, 2005 and 2004                                                F-6
Notes to Financial Statements                                                F-7

                   [THIS PAGE INTENTIONALLY LEFT BLANK]

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot LifeAmerica Insurance Company

We have audited the accompanying balance sheets of Jefferson Pilot LifeAmerica Insurance Company (a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company) as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot LifeAmerica Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                         -----------------------
                                                            2006         2005
                                                         ----------   ----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value
      (amortized cost  $1,239,939 and $1,112,279)        $1,247,554   $1,129,040
   Debt securities held-to-maturity, at amortized cost
      (fair value  $0 and $107,519)                              --      104,140
   Equity securities available-for-sale, at fair value
      (cost $1,798 and $1,144)                                1,812        1,570
   Mortgage loans on real estate                             77,081       84,644
   Policy loans                                              30,907       30,219
                                                         ----------   ----------
Total investments                                         1,357,354    1,349,613
Cash and cash equivalents                                     8,254        4,748
Accrued investment income                                    18,927       18,192
Due from reinsurers                                          11,293        9,734
Deferred policy acquisition costs                            25,760       53,262
Value of business acquired                                   62,552       11,187
Goodwill                                                     53,556       19,382
Other assets                                                  4,725        1,576
Assets held in separate accounts                             24,388       20,487
                                                         ----------   ----------
Total assets                                             $1,566,809   $1,488,181
                                                         ==========   ==========

See accompanying notes.

                                                              DECEMBER 31,
                                                        ------------------------
                                                           2006          2005
                                                        ----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                               $  157,544   $  130,812
   Policyholder contract deposits                        1,082,087    1,082,688
   Policy and contract claims                                5,773        2,915
   Other                                                    19,857       16,754
                                                        ----------   ----------
Total policy liabilities                                 1,265,261    1,233,169
Currently recoverable income taxes                          (4,599)      (4,130)
Deferred income tax liabilities                             20,836       13,580
Accounts payable, accruals and other liabilities             8,309        7,398
Liabilities related to separate accounts                    24,388       20,487
                                                        ----------   ----------
Total liabilities                                        1,314,195    1,270,504

Commitments and contingent liabilities (see Note 13)

STOCKHOLDER'S EQUITY
   Common stock, par value $20 per share, 132,000
      shares,  authorized,  issued and outstanding           2,640        2,640
   Paid in capital                                         230,447      178,399
   Retained earnings                                        15,849       27,449
   Accumulated other comprehensive income                    3,678        9,189
                                                        ----------   ----------
Total stockholder's equity                                 252,614      217,677
                                                        ----------   ----------
Total liabilities and stockholder's equity              $1,566,809   $1,488,181
                                                        ==========   ==========

See accompanying notes.

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1         YEAR ENDED
                                                            THROUGH       THROUGH         DECEMBER 31,
                                                          DECEMBER 31,    APRIL 2,    ------------------
                                                              2006          2006        2005       2004
                                                          -----------   -----------   --------   -------
REVENUE
Premiums and other considerations                           $18,120       $ 4,926     $ 10,088   $ 6,003
Universal life and investment product charges                17,462         5,468       22,239    16,720
Net investment income                                        57,063        18,736       78,380    79,168
Realized investment losses                                      (13)          (95)      (3,911)   (3,564)
                                                            -------       -------     --------   -------
Total revenues                                               92,632        29,035      106,796    98,327

BENEFITS AND EXPENSES
Insurance and annuity benefits                               48,271        17,530       63,771    65,260
Insurance commissions, net of deferrals                       1,956           685        1,192     1,596
General and administrative expenses, net of deferrals         7,837         2,116        7,958     5,736
Insurance taxes, licenses and fees                            2,414           885        2,187     2,579
Amortization of deferred acquisition costs and value of
   business acquired                                          7,469         2,307       10,580     4,025
Interest expense                                                  3            14           18         1
                                                            -------       -------     --------   -------
Total benefits and expenses                                  67,950        23,537       85,706    79,197
                                                            -------       -------     --------   -------
Income before income taxes                                   24,682         5,498       21,090    19,130
INCOME TAXES:
   Current                                                   (6,007)         (432)       4,712     1,774
   Deferred                                                  14,840         2,391        2,890     4,856
                                                            -------       -------     --------   -------
Total income taxes                                            8,833         1,959        7,602     6,630
                                                            -------       -------     --------   -------
Net income                                                  $15,849       $ 3,539     $ 13,488   $12,500
                                                            =======       =======     ========   =======

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                          ACCUMULATED
                                                                             OTHER           TOTAL
                                         COMMON    PAID IN    RETAINED   COMPREHENSIVE   STOCKHOLDER'S
                                         STOCK     CAPITAL    EARNINGS       INCOME         EQUITY
                                        -------   ---------   --------   -------------   -------------
BALANCE, JANUARY 1, 2004                $ 2,640   $ 178,399   $ 21,461      $ 27,536       $ 230,036
Net income                                   --          --     12,500            --          12,500
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --        (1,205)         (1,205)
                                                                                           ---------
   Comprehensive income                      --          --         --            --          11,295
Dividends paid                               --          --    (15,000)           --         (15,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2004                2,640     178,399     18,961        26,331         226,331
                                        =======   =========   ========      ========       =========
Net income                                   --          --     13,488            --          13,488
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (17,142)        (17,142)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (3,654)
Dividends paid                               --          --     (5,000)           --          (5,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2005                2,640     178,399     27,449         9,189         217,677
                                        =======   =========   ========      ========       =========
Net income                                   --          --      3,539            --           3,539
Parent company capital contribution
   for stock option expense                  --         530         --            --             530
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (10,314)        (10,314)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (6,245)
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 2, 2006                    2,640     178,929     30,988        (1,125)        211,432
                                        =======   =========   ========      ========       =========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity             (2,640)   (178,929)   (30,988)        1,125        (211,432)
Lincoln National Corporation
   purchase price                         2,640     230,447         --            --         233,087
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 3, 2006                    2,640     230,447         --            --         233,087
                                        =======   =========   ========      ========       =========
Net income                                   --          --     15,849            --          15,849
Unrealized gain on available-for-sale
   securities, net of taxes                  --          --         --         3,678           3,678
                                                                                           ---------
   Comprehensive income                      --          --         --            --          19,527
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2006              $ 2,640   $ 230,447   $ 15,849      $  3,678       $ 252,614
                                        =======   =========   ========      ========       =========

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       PERIOD FROM    PERIOD FROM
                                                          APRIL 3      JANUARY 1          YEAR ENDED
                                                          THROUGH       THROUGH          DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    ---------------------
                                                           2006           2006         2005        2004
                                                       ------------   -----------   ---------   ---------
OPERATING ACTIVITIES
Net income                                               $  15,849     $   3,539    $  13,488   $  12,500
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits         10,587         2,431       (5,469)      3,272
   Credits to policyholder accounts, net                     4,825         3,911       24,733      30,097
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                     (26,651)       (3,513)     (11,882)     (9,832)
   Change in receivables and asset accruals                 (2,557)         (872)       2,430         265
   Change in payables and expense accruals                  14,810         1,453        7,415      (5,073)
   Realized investment losses                                   13            95        3,911       3,564
   Depreciation and amortization (accretion)                (2,258)          588        2,359       1,473
   Amortization (accretion) and additions to
      value of business acquired, net                          639           284        2,262      (2,284)
   Stock compensation                                           --           530           --          --
   Other                                                     3,709           (52)          --         910
                                                         ---------     ---------    ---------   ---------
Net cash provided by operating activities                   18,966         8,394       39,247      34,892
                                                         ---------     ---------    ---------   ---------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                    52,806        12,039      134,734      31,932
   Maturities, calls and redemptions                        96,135        15,895      117,009      92,976
   Purchases                                              (193,889)       (8,265)    (204,588)   (209,339)
Securities held-to-maturity:
   Sales                                                        --            35          226         298
   Maturities, calls and redemptions                            --         3,396       22,263      10,617
   Purchases                                                    --            --          (32)         --
Repayments of mortgage loans                                 5,915         1,028       82,275       6,420
Mortgage loans originated                                       --            --     (114,334)    (15,700)
Increase in policy loans, net                                 (299)         (389)      (1,189)     (1,477)
Other investing activities, net                                105          (150)          --          (1)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) investing activities        (39,227)       23,589       36,364     (84,274)
                                                         ---------     ---------    ---------   ---------
FINANCING ACTIVITIES

Policyholder contract deposits                             172,521        26,770      123,658     146,140
Withdrawals of policyholder contract deposits             (142,552)      (64,955)    (196,204)    (97,603)
Cash dividends paid                                             --            --       (5,000)    (15,000)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) financing activities         29,969       (38,185)     (77,546)     33,537
                                                         ---------     ---------    ---------   ---------
Net increase (decrease) in cash and cash equivalents         9,708        (6,202)      (1,935)    (15,845)
Cash and cash equivalents, beginning                        (1,454)        4,748        6,683      22,528
                                                         ---------     ---------    ---------   ---------
Cash and cash equivalents, ending                        $   8,254     $  (1,454)   $   4,748   $   6,683
                                                         =========     =========    =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                            $       3     $      14    $      18   $       1
                                                         =========     =========    =========   =========

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  JEFFERSON-PILOT LIFEAMERICA INSURANCE COMPANY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Jefferson-Pilot LifeAmerica Insurance Company (JP LifeAmerica or the Company), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company (the Parent), is domiciled in the state of New Jersey. Prior to April 3, 2006, the Parent was wholly owned by Jefferson-Pilot Corporation (Jefferson-Pilot). The Company is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Ultimate Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, Business Combinations (SFAS 141), and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. The New York Insurance Department is reviewing for approval a request to merge the Lincoln Life and Annuity Company of New York (LLANY), with and into the Company and the Company into Lincoln National Life Insurance Company (LNL) on April 2, 2007, along with the resulting entity being redomiciled to New York. Both LLANY and LNL are subsidiaries of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP LifeAmerica were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP LifeAmerica's net assets assumed in the merger was $233,087. Goodwill of $53,556 resulted from the excess of purchase price over the fair value of JP LifeAmerica's net assets. The parent paid a premium over the fair value of JP LifeAmerica's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

                                                   PRELIMINARY     FAIR VALUE
                                                    FAIR VALUE   ADJUSTMENTS(1)
                                                   -----------   --------------
Investments                                        $ 1,306,793      $    753
Due from reinsurers                                      9,540            --
Deferred policy acquisition costs                           --       (59,599)
Value of business acquired                              65,012        53,512
Goodwill                                                53,556        34,174
Other assets                                            24,357         4,912
Assets held in separate accounts                        22,110            --
Policy liabilities                                  (1,219,879)      (18,553)
Income tax liabilities                                  (2,500)        6,456
Accounts payable, accruals and other liabilities        (3,792)           --
Liabilities related to separate accounts               (22,110)           --
                                                   -----------      --------
   Total net assets acquired                       $   233,087      $ 21,655
                                                   ===========      ========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                       PRELIMINARY
                        FAIR VALUE
                       -----------
Individual Markets:
   Life Insurance        $44,454
   Annuities               9,102
                         -------
      Total Goodwill     $53,556
                         =======

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 6.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, adjustments are made applying professional judgment based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life products and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the balance sheets.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of certain policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written that relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net amounts deferred and amounts recognized is reflected in universal life and investment product charges in the statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return consolidated with the Parent, of which the Company is a wholly owned insurance company subsidiary. Pursuant to an intercompany tax sharing agreement with the Parent, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109 (FIN
48). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 15 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments", references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidelines in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    9,009     $   23       $   (41)   $    8,991
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         94,586        402          (108)       94,880
Obligations of states and political subdivisions            5,640         30                       5,670
Corporate obligations                                   1,058,673      8,195        (1,399)    1,065,469
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         66,041        574           (60)       66,555
Affiliate bonds                                             5,990         --            (1)        5,989
                                                       ----------     ------       -------    ----------
Subtotal, debt securities                               1,239,939      9,224        (1,609)    1,247,554
Equity securities                                           1,798         14            --         1,812
                                                       ----------     ------       -------    ----------
Securities available-for-sale                          $1,241,737     $9,238       $(1,609)   $1,249,366
                                                       ==========     ======       =======    ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $    9,371     $   334     $    (11)   $    9,694
Federal agency issued mortgage- backed securities
   (including collateralized mortgage obligations)         56,334         738         (999)       56,073
Obligations of states and political subdivisions           11,616         505         (227)       11,894
Corporate obligations                                     939,700      26,656      (10,675)      955,681
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         94,207         867         (301)       94,773
Redeemable preferred stocks                                 1,051          --         (126)          925
                                                       ----------     -------     --------    ----------
Subtotal, debt securities                               1,112,279      29,100      (12,339)    1,129,040
Equity securities                                           1,144         426           --         1,570
                                                       ----------     -------     --------    ----------
Securities available-for-sale                          $1,113,423     $29,526     $(12,339)   $1,130,610
                                                       ==========     =======     ========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Corporate obligations                                  $  104,140     $ 4,219     $   (840)   $  107,519
                                                       ==========     =======     ========    ==========

Affiliated bonds consist of securities issued by LNC. See further discussion in
Note 11.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to contractual maturity date, are as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED
                                             COST     FAIR VALUE
                                         ----------   ----------
Due in one year or less                  $   60,024   $   60,021
Due after one year through five years       543,368      545,676
Due after five years through ten years      320,915      323,518
Due after ten years                         155,005      156,904
Amounts not due at a single maturity        160,627      161,435
                                         ----------   ----------
                                         $1,239,939   $1,247,554
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3,346 and $3,348 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES

Changes in amounts affecting net unrealized gains on securities available-for-sale included in other comprehensive income, reduced by deferred income taxes, are as follows:

                                                               NET UNREALIZED GAINS (LOSSES)
                                                            ----------------------------------
                                                               DEBT        EQUITY
                                                            SECURITIES   SECURITIES     TOTAL
                                                            ----------   ----------   --------
Net unrealized gains on securities available-for-sale
   as of December 31, 2003                                   $ 27,230      $ 306      $ 27,536
Change during year ended December 31, 2004:
   Increase (decrease) in stated amount of securities         (10,242)       117       (10,125)
   Increase in value of business acquired and
      deferred policy acquisition costs                         8,270         --         8,270
   Decrease (increase) in deferred income tax liabilities         691        (41)          650
                                                             --------      -----      --------
Increase (decrease) in net unrealized gains included
   in other comprehensive income                               (1,281)        76        (1,205)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2004                  25,949        382        26,331
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                    (32,893)      (165)      (33,058)
   Increase in value of business acquired and deferred
      policy acquisition costs                                  6,687         --         6,687
   Decrease in deferred income tax liabilities                  9,172         57         9,229
                                                             --------      -----      --------
Decrease in net unrealized gains included in other
   comprehensive income                                       (17,034)      (108)      (17,142)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2005                   8,915        274         9,189
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities         (19,481)       228       (19,253)
   Increase in value of business acquired and
      deferred policy acquisition costs                         3,385         --         3,385
   Decrease (increase) in deferred income tax liabilities       5,633        (79)        5,554
                                                             --------      -----      --------
(Decrease) increase in net unrealized gains included
   in other comprehensive Income                              (10,463)       149       (10,314)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                      (1,548)       423        (1,125)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for sale as of April 2, 2006                      (1,548)       423        (1,125)
Sale of stockholder's equity                                    1,548       (423)        1,125
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                          --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                      7,614         14         7,628
   Decrease in value of business acquired and
      deferred policy acquisition costs                        (1,971)        --        (1,971)
   Increase in deferred income tax liabilities                 (1,974)        (5)       (1,979)
                                                             --------      -----      --------
Increase in net unrealized gains included
   in other comprehensive income                                3,669          9         3,678
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2006                $  3,669      $   9      $  3,678
                                                             ========      =====      ========

NET INVESTMENT INCOME

The details of investment income, net of investment expenses, follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1        YEAR ENDED
                                            THROUGH       THROUGH        DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -----------------
                                             2006           2006        2005      2004
                                         ------------   -----------   -------   -------
Interest on debt securities                $52,195        $17,208     $72,622   $74,321
Investment income on equity securities         100             20         219       259
Interest on mortgage loans                   3,739          1,227       4,185     3,043
Interest on policy loans                     1,706            400       2,052     2,195
Other investment income                        349             71          19        99
                                           -------        -------     -------   -------
Gross investment income                     58,089         18,926      79,097    79,917
Investment expenses                         (1,026)          (190)       (717)     (749)
                                           -------        -------     -------   -------
Net investment income                      $57,063        $18,736     $78,380   $79,168
                                           =======        =======     =======   =======

Investment expenses include salaries and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Debt securities                                   $(106)        $(138)     $(4,063)  $(3,647)
Other                                               148            20          (20)      (64)
Amortization of deferred policy acquisition
   costs and value of business acquired             (55)           23          172       147
                                                  -----         -----      -------   -------
Realized investment losses                        $ (13)        $ (95)     $(3,911)  $(3,564)
                                                  =====         =====      =======   =======

See Note 4 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on securities, including other-than-temporary impairments, follows:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Gross realized:
   Gains                                          $ 481         $  16      $ 1,306   $ 1,080
   Losses                                          (587)         (154)      (5,369)   (4,727)
                                                  -----         -----      -------   -------
Realized losses on total debt securities          $(106)        $(138)     $(4,063)  $(3,647)
                                                  =====         =====      =======   =======

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1        YEAR ENDED
                                                      THROUGH       THROUGH        DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -----------------
                                                       2006           2006        2005      2004
                                                   ------------   -----------   -------   -------
Gross realized:
   Gains                                               $ 481         $   7      $ 1,225   $   537
   Losses                                               (587)         (145)      (5,317)   (4,670)
                                                       -----         -----      -------   -------
Realized losses on available-for-sale securities       $(106)        $(138)     $(4,092)  $(4,133)
                                                       =====         =====      =======   =======

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 328 issuers, with only one corporate issuer representing more than one percent of debt and equity securities. Debt securities considered less than investment grade approximated 3% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company's commercial mortgage loan portfolio is comprised of conventional real estate mortgages collateralized primarily by industrial (61%), retail (24%), office (11%), apartment (4%) and other properties (0%). Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 28% of stated mortgage loan balances as of December 31, 2006, are for properties located in East North Central states, approximately 20% are for properties located in Mountain states, approximately 18% are for properties located in South Atlantic states, approximately 11% are for properties located in East South Central states, and approximately 11% are for properties located in West South Central states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that are considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $420 at December 31, 2006, and 2005. The average recorded investment in impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $2,263 and $1,144 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $57 from January 1 through April 2, 2006, and $191 and $194 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004, the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $226 and $298 for 2005 and 2004, which resulted in no realized gains or losses.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in unrealized loss position:

                                                                         DECEMBER 31, 2006
                                             ---------------------------------------------------------------------
                                               LESS THAN 12 MONTHS     12 MONTHS OR LONGER           TOTAL
                                             -----------------------   -------------------   ---------------------
                                                             GROSS                GROSS                    GROSS
                                                          UNREALIZED    FAIR   UNREALIZED     FAIR      UNREALIZED
                                             FAIR VALUE     LOSSES     VALUE     LOSSES       VALUE       LOSSES
                                             ----------   ----------   -----   ----------    --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $  6,481      $   (41)    $--       $--        $  6,481     $   (41)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        25,646         (108)     --        --          25,646        (108)
Corporate obligations                          246,575       (1,399)     --        --         246,575      (1,399)
Corporate private-labeled mortgage-backed
   securities (including collateralized
   mortgage obligations)                        17,369          (60)     --        --          17,369         (60)
Affiliate bonds                                  5,989           (1)     --        --           5,989          (1)
                                              --------      -------     ---       ---        --------     -------
Total temporarily impaired securities         $302,060      $(1,609)    $--       $--        $302,060     $(1,609)
                                              ========      =======     ===       ===        ========     =======

                                                                        DECEMBER 31, 2005
                                             -----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS      12 MONTHS OR LONGER             TOTAL
                                             -----------------------   ---------------------   ---------------------
                                                             GROSS                   GROSS                   GROSS
                                                          UNREALIZED      FAIR    UNREALIZED     FAIR     UNREALIZED
                                             FAIR VALUE     LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                             ----------   ----------   --------   ----------   --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $    816      $   (11)   $     --    $    --     $    816    $    (11)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        35,598         (999)         --         --       35,598        (999)
Obligations of state and
   political subdivisions                        6,388         (227)         --         --        6,388        (227)
Corporate obligations                          350,427       (7,072)    137,089     (4,443)     487,516     (11,515)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         22,262         (301)         --         --       22,262        (301)
Redeemable preferred stock                         925         (126)         --         --          925        (126)
                                              --------      -------    --------    -------     --------    --------
Total temporarily impaired securities         $416,416      $(8,736)   $137,089    $(4,443)    $553,505    $(13,179)
                                              ========      =======    ========    =======     ========    ========

Several bonds were written down as other-than-temporarily impaired for a realized loss of $294, $3,204 and $2,901 in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

One statistic to which the Company pays particular attention to with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt security portfolio as of December 31, 2006:

            AMORTIZED     FAIR     UNREALIZED
               COST       VALUE      LOSSES     PERCENTAGE
            ---------   --------   ----------   ----------
90% - 99%    $303,669   $302,060     $(1,609)      100%
             --------   --------     -------       ---
             $303,669   $302,060     $(1,609)      100%
             ========   ========     =======       ===

As of December 31, 2006, the Company held no securities that were "potentially distressed".

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 59,599       $53,262     $36,594   $23,087
Purchase accounting fair value adjustment                (59,599)           --          --        --
Cumulative effect of change in accounting principle           --            --          --      (919)
Group coinsurance assumed                                     --            --          --        69
Deferral:
   Commissions                                            18,605         3,505      14,933    12,828
   Other                                                   9,023         2,044       4,610     2,988
                                                        --------       -------     -------   -------
                                                          27,628         5,549      19,543    15,816
Amortization                                              (1,663)       (2,023)     (8,318)   (6,309)
Adjustment related to realized losses
   (gains) on debt securities                                132            21         102        64
Adjustment related to unrealized losses
   (gains) on securities available-for-sale                 (337)        2,790       5,341     4,786
                                                        --------       -------     -------   -------
Ending balance                                          $ 25,760       $59,599     $53,262   $36,594
                                                        ========       =======     =======   =======

See Note 9 for discussion of group coinsurance transaction.

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                     PERIOD FROM   PERIOD FROM
                                                       APRIL 3      JANUARY 1        YEAR ENDED
                                                       THROUGH       THROUGH        DECEMBER 31,
                                                    DECEMBER 31,     APRIL 2,    -----------------
                                                        2006           2006        2005      2004
                                                    ------------   -----------   -------   -------
Beginning balance                                     $11,500        $11,187     $12,033   $ 6,182
Purchase accounting fair value adjustment              53,512             --          --        --
Deferral of commissions and accretion of interest       5,167             --          --        --
Amortization                                           (5,806)          (284)     (2,262)    2,284
Adjustment related to realized losses
   (gains) on debt securities                            (187)             2          70        83
Adjustment related to unrealized losses
   (gains) on securities available-for-sale            (1,634)           595       1,346     3,484
                                                      -------        -------     -------   -------
Ending balance                                        $62,552        $11,500     $11,187   $12,033
                                                      =======        =======     =======   =======

Expected approximate amortization percentages of the value of business acquired over the next five years are as follows:

2007   8.8%
2008   7.0%
2009   5.6%
2010   7.7%
2011   7.5%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1       YEAR ENDED
                                               THROUGH       THROUGH       DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    ---------------
                                                2006           2006       2005     2004
                                            ------------   -----------   ------   ------
Beginning balance                             $ 1,890         $1,903     $1,246   $   --
Purchase accounting fair value adjustment      (1,890)            --         --       --
Cumulative effect of adoption                      --             --         --      916
Additional amounts deferred                       693            100        912      469
Amortization                                       (7)          (113)      (255)    (139)
                                              -------         ------     ------   ------
Ending balance                                $   686         $1,890     $1,903   $1,246
                                              =======         ======     ======   ======

5. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1         YEAR ENDED
                                                THROUGH       THROUGH         DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -------------------
                                                 2006           2006        2005       2004
                                             ------------   -----------   --------   --------
Beginning Balance                              $ 22,973       $ 24,282    $ 22,893   $ 21,320
Less reinsurance recoverables                     4,764          5,082       5,330      5,105
                                               --------       --------    --------   --------
Net balance as of beginning of period            18,209         19,200      17,563     16,215
                                               --------       --------    --------   --------
Reinsurance transaction (See Note 9)                 --             --          --        494
Amount incurred:
   Current year                                   6,782            459       4,950      4,520
   Prior year                                      (814)          (550)       (575)    (1,575)
                                               --------       --------    --------   --------
                                                  5,968            (91)      4,375      2,945
                                               --------       --------    --------   --------
Less amount paid:
   Current year                                   2,484            212       1,957      1,326
   Prior year                                       919            688         781        765
                                               --------       --------    --------   --------
                                                  3,403            900       2,738      2,091
                                               --------       --------    --------   --------
Net balance as of end of period                  20,774         18,209      19,200     17,563
Plus reinsurance recoverables                     4,560          4,764       5,082      5,330
                                               --------       --------    --------   --------
Balance as of end of period                    $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========
Balance as of end of period included with:
   Total future policy benefits                $157,544       $156,495    $130,812   $131,575
   Less: Other future policy benefits           132,842        134,206     107,165    109,277
                                               --------       --------    --------   --------
       A&H future benefits                       24,702         22,289      23,647     22,298
                                               --------       --------    --------   --------
   Total policy and contract claims               5,773          3,749       2,915      7,657
   Less: Other policy and contract claims         5,141          3,065       2,280      7,062
                                               --------       --------    --------   --------
       A&H policy and contract claims               632            684         635        595
                                               --------       --------    --------   --------
       Total A&H reserves                      $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the balance sheets was $2,634 and $1,137.

6. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) the value of business acquired is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $68,826 and $100,586. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(26,363), $(1,311) and $(4,676).

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the life insurance subsidiaries' adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,516 on deposit with various states in 2006 and $6,859 in 2005.

The New Jersey statutes require the Company to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey statutes limit the amount of dividends that the Company may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

7. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                     PERIOD FROM   PERIOD FROM
                       APRIL 3      JANUARY 1       YEAR ENDED
                       THROUGH       THROUGH       DECEMBER 31,
                    DECEMBER 31,     APRIL 2,    ---------------
                        2006           2006       2005     2004
                    ------------   -----------   ------   ------
Current               $(6,007)        $ (432)    $4,712   $1,774
Deferred               14,840          2,391      2,890    4,856
                      -------         ------     ------   ------
Total tax expense     $ 8,833         $1,959     $7,602   $6,630
                      =======         ======     ======   ======

The effective tax rate on pre-tax income (loss) from continuing operations is higher than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH       DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    ---------------
                                           2006           2006       2005     2004
                                       ------------   -----------   ------   ------
Tax rate of 35% times pre-tax income      $8,640         $1,924     $7,381   $6,695
Effect of:
   Tax-preferred investment income            (7)            (6)       (36)     (73)
   Return to provision adjustment            110             37        239       --
   Other items                                90              4         18        8
                                          ------         ------     ------   ------
      Provision for income taxes          $8,833         $1,959     $7,602   $6,630
                                          ======         ======     ======   ======
      Effective tax rate                    35.8%          35.6%      36.0%    34.7%
                                          ======         ======     ======   ======

The Federal income tax liability is as follows:

                                         YEAR ENDED
                                        DECEMBER 31,
                                     -----------------
                                       2006      2005
                                     -------   -------
Current                              $(4,599)  $(4,130)
Deferred                              20,836    13,580
                                     -------   -------
Total federal income tax liability   $16,237   $ 9,450
                                     =======   =======

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                       -------------------
                                                         2006       2005
                                                       --------   --------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  4,845   $  6,248
   Obligation for postretirement benefits                   125         --
   Capital loss carryforward                                813        314
   Deferred gain recognition for income tax purposes        399        399
   Property, plant, and equipment                           482        526
   Deferral of policy acquisition costs                      73         --
   Other deferred tax assets                                238        543
                                                       --------   --------
Total deferred tax assets                                 6,975      8,030
Deferred income tax liabilities:
   Deferral of policy acquisition costs                      --    (11,987)
   Present value in force                               (24,628)    (4,591)
   Net unrealized gains on securities                    (2,670)    (4,948)
   Investments                                              (76)       (76)
   Other deferred tax liabilities                          (437)        (8)
                                                       --------   --------
Total deferred tax liabilities                          (27,811)   (21,610)
                                                       --------   --------
Net deferred income tax liabilities                    $(20,836)  $(13,580)
                                                       ========   ========

The Company and its affiliates are part of a consolidated Federal income tax filing with the Parent. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($5.7) million, $5.0 million, and $5.2 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The Parent consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its results of operations or financial condition.

8. RETIREMENT BENEFIT PLANS

PENSION PLANS

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

9. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Parent (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $1,127 of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $206, including $69 of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1        YEAR ENDED
                                               THROUGH       THROUGH        DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    -----------------
                                                2006           2006        2005      2004
                                            ------------   -----------   -------   -------
Premiums and other considerations direct       $19,376       $ 5,249     $11,488   $ 6,645
Premiums and other considerations assumed            9             2          18       180
Less premiums and other
   considerations ceded                          1,265           325       1,418       822
                                               -------       -------     -------   -------
Net premiums and other considerations          $18,120       $ 4,926     $10,088   $ 6,003
                                               =======       =======     =======   =======
Universal life and investment product
   charges, direct and assumed                 $21,962       $ 6,242     $24,796   $18,261
Less universal life and investment
   product charges ceded                         4,500           774       2,557     1,541
Net universal life and investment              -------       -------     -------   -------
   product charges                             $17,462       $ 5,468     $22,239   $16,720
                                               =======       =======     =======   =======
Benefits direct                                $51,475       $17,580     $63,138   $65,761
Benefits assumed                                   (94)          136        (147)      519
Less reinsurance recoveries                      3,110           186        (780)    1,020
                                               -------       -------     -------   -------
Net benefits                                   $48,271       $17,530     $63,771   $65,260
                                               =======       =======     =======   =======

The negative benefits assumed amount in 2005 was a result of lapsation within the Canada Life block.

10. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects were as follows:

                                                                                  UNREALIZED
                                                                                   GAINS ON
                                                                                 AVAILABLE-FOR
                                                                               -SALE SECURITIES
                                                                               ----------------
BALANCE AT JANUARY 1, 2004                                                         $ 27,536
Unrealized holding losses arising during period, net of $2,095 tax benefit           (3,891)
Less: reclassification adjustment
   Losses realized in net income, net of $1,447 tax benefit                          (2,686)
                                                                                   --------
BALANCE AT DECEMBER 31, 2004                                                         26,331
Unrealized holding losses arising during period, net of $10,661 tax benefit         (19,802)
Less: reclassification adjustment
   Losses realized in net income, net of $1,432 tax benefit                          (2,660)
                                                                                   --------
BALANCE AT DECEMBER 31, 2005                                                          9,189
Unrealized holding losses arising during period, net of $5,602 tax benefit          (10,404)
Less: reclassification adjustment
   Losses realized in net income, net of $48 tax benefit                                (90)
                                                                                   --------
BALANCE AT APRIL 2, 2006                                                             (1,125)
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of accumulated other comprehensive income          1,125
                                                                                   --------
BALANCE AT APRIL 3, 2006                                                                 --
Unrealized holding gains arising during period, net of $2,018 tax expense             3,609
Less: reclassification adjustment
   Losses realized in net income, net of $37 tax benefit                                (69)
                                                                                   --------
BALANCE AT DECEMBER 31, 2006                                                       $  3,678
                                                                                   ========

11. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17,107 from April 3 through December 31, 2006, $3,756 from January 1 through April 2, 2006, and $12,870 and $8,937 during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5,418 and $1,760 payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the balance sheets as of December 31:

                                                  2006    2005
                                                 ------   ----
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate of 5.25%        $5,990    $--

The Company recognized interest income totaling $267 from April 3 through December 31, 2006 and $0 from January 1 through April 2, 2006, related to the preceding assets.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and fair value of financial instruments, as of December 31 were as follows:

                                                  2006                     2005
                                       -----------------------   -----------------------
                                        CARRYING       FAIR       CARRYING       FAIR
                                          VALUE        VALUE        VALUE        VALUE
                                       ----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale     $1,247,554   $1,247,554   $1,129,040   $1,129,040
Debt securities held-to-maturity               --           --      104,140      107,519
Equity securities available-for-sale        1,812        1,812        1,570        1,570
Mortgage loans on real estate              77,081       78,151       84,644       85,530
Policy loans                               30,907       35,406       30,219       34,530
FINANCIAL LIABILITIES
Annuity contract liabilities
   in accumulation phase                  742,110      717,887      780,800      756,508

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the balance sheet due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the balance sheet.

The fair values of debt, equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the balance sheet, are estimated to equal the cash surrender values of the contracts.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $2,100 of outstanding commitments to acquire debt securities in private placement transactions.

In the normal course of business, the Company is party to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through Group Protection, formerly referred to as Benefit Partners. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations," which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to the Company's business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1        YEAR ENDED
                                             THROUGH       THROUGH        DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    ------------------
                                              2006           2006        2005       2004
                                          ------------   -----------   --------   -------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                   $36,435       $12,162     $ 52,583   $54,555
      Life Insurance                          40,404        12,466       48,497    42,028
                                             -------       -------     --------   -------
         Individual Markets Total             76,839        24,628      101,080    96,583
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                        14,534         3,644        5,896       978
                                             -------       -------     --------   -------
         Employer Markets Total               14,534         3,644        5,896       978
                                             -------       -------     --------   -------
Other Operations                               1,272           858        3,731     4,330
Net realized gain (loss) on investments          (13)          (95)      (3,911)   (3,564)
                                             -------       -------     --------   -------
   Total                                     $92,632       $29,035     $106,796   $98,327
                                             =======       =======     ========   =======
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                   $ 5,965       $ 1,276     $  4,113   $ 4,907
      Life Insurance                           7,110         1,629        9,933     7,222
                                             -------       -------     --------   -------
         Individual Markets Total             13,075         2,905       14,046    12,129
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                         2,319            72           46         8
Other Operations                                 464           624        1,938     2,680
Net realized gain (loss) on investments           (9)          (62)      (2,542)   (2,317)
                                             -------       -------     --------   -------
NET INCOME                                   $15,849       $ 3,539     $ 13,488   $12,500
                                             =======       =======     ========   =======

                                December 31,
                          -----------------------
                             2006         2005
                          ----------   ----------
ASSETS:
Individual Markets:
   Individual Annuities   $  921,549   $  920,496
   Life Insurance            621,322      490,519
Employer Markets:
   Group Protection           25,683        8,409
Other Operations              (1,745)      68,757
                          ----------   ----------
   Total                  $1,566,809   $1,488,181
                          ==========   ==========

15. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $285 and $495 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $37 on April 2, 2006.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
            (FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

                        SUPPLEMENTAL FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
(FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

SUPPLEMENTAL BALANCE SHEETS

                                                                      DECEMBER 31,   DECEMBER 31,
                                                                          2006           2005
                                                                      ------------   ------------
                                                                             (IN MILLIONS)
                                                                      ---------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed Maturity (cost: 2006 -- $3,259, 2005 -- $1,112)              $3,294         $1,129
      Equity (cost: 2006 -- $5, 2005 -- $1)                                   5              2
   Securities held-to-maturity, at amortized cost
      (fair value: 2006-$0, 2005-$107)                                       --            104
   Mortgage loans on real estate                                            251             85
   Policy loans                                                             184             30
   Other investments                                                          3             --
                                                                         ------         ------
      Total Investments                                                   3,737          1,350
Cash and invested cash                                                       43              5
Accrued investment income                                                    49             18
Due from reinsurers                                                         119             10
Deferred policy acquisition costs and value of business acquired            366             64
Goodwill                                                                    164             19
Other assets                                                                 45              2
Assets held in separate accounts                                          1,752             20
                                                                         ------         ------
      Total Assets                                                       $6,275         $1,488
                                                                         ======         ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                                   $  441         $  131
   Investment contractholder and policyholder funds                       3,101          1,102
                                                                         ------         ------
      Total Insurance and Investment Contract Liabilities                 3,542          1,233
Currently payable (recoverable) income tax                                    2             (4)
Deferred income tax liabilities                                              62             14
Accounts payable, accruals and other liabilities                             45              8
Liabilities related to separate accounts                                  1,752             20
                                                                         ------         ------
      Total Liabilities                                                  $5,403         $1,271
                                                                         ------         ------
Commitments and Contingencies (Note 13)
SHAREHOLDER'S EQUITY
Common stock                                                                235            181
Retained earnings                                                           623             26
Accumulated other comprehensive income                                       14             10
                                                                         ------         ------
      Total Shareholder's Equity                                            872            217
                                                                         ------         ------
      Total Liabilities and Shareholder's Equity                         $6,275         $1,488
                                                                         ======         ======

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF INCOME

                                                              PERIOD FROM   PERIOD FROM
                                                                APRIL 3      JANUARY 1
                                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                 2006           2006          2005           2004
                                                             ------------   -----------   ------------   ------------
                                                                                 (IN MILLIONS)
                                                             --------------------------------------------------------
REVENUE:
Premiums and fees on traditional life insurance products         $ 27           $ 5           $ 10           $  6
Premiums and fees on universal life and investment product         91             5             23             17
Net investment income                                             161            19             78             79
Realized loss on investments                                       (3)           --             (4)            (4)
                                                                 ----           ---           ----           ----
   Total Revenue                                                  276            29            107             98
                                                                 ----           ---           ----           ----
BENEFITS AND EXPENSES:
Benefits                                                          138            18             64             65
Underwriting, acquisition, insurance and other expenses            77             6             22             14
                                                                 ----           ---           ----           ----
   Total Benefits and Expenses                                    215            24             86             79
                                                                 ----           ---           ----           ----
Income before income taxes                                         61             5             21             19
INCOME TAXES:
Current                                                            (8)           --              5              2
Deferred                                                           27             2              3              5
                                                                 ----           ---           ----           ----
   Total income taxes                                              19             2              8              7
                                                                 ----           ---           ----           ----
   Net Income                                                    $ 42           $ 3           $ 13           $ 12
                                                                 ====           ===           ====           ====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                                 COMMON   PAID IN   RETAINED   COMPREHENSIVE   SHAREHOLDER'S
                                                  STOCK   CAPITAL   EARNINGS       INCOME          EQUITY
                                                 ------   -------   --------   -------------   -------------
                                                                        (IN MILLIONS)
                                                 -----------------------------------------------------------
BALANCE, JANUARY 1, 2004                           $ 3     $ 178      $ 21         $ 28            $ 230
Net income                                          --        --        12           --               12
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           (1)              (1)
                                                                                                   -----
Comprehensive income                                                                                  11
Dividends paid                                      --        --       (15)          --              (15)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2004                           3       178        18           27              226
Net income                                          --        --        13           --               13
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (17)             (17)
                                                                                                   -----
Comprehensive income                                                                                  (4)
Dividends paid                                      --        --        (5)          --               (5)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2005                           3       178        26           10              217
Net income                                          --        --         3           --                3
Parent company capital contribution for
   stock option expense                             --         1        --           --                1
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (10)             (10)
                                                                                                   -----
Comprehensive income                                                                                  (6)
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 2, 2006                               3       179        29           --              211
Acquisition by Lincoln National Corporation:
   Sale of stockholder's equity                     (3)     (179)      (29)          --             (211)
Lincoln National Corporation
   purchase price                                    3       230        --           --              233
Acquisition of Lincoln Life & Annuity
   Company of New York                               2        --       581            3              586
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 3, 2006                               5       230       581            3              819
Net income                                          --        --        42           --               42
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           11               11
                                                                                                   -----
Comprehensive income                                                                                  53
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2006                         $ 5     $ 230      $623         $ 14            $ 872
                                                   ===     =====      ====         ====            =====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF CASH FLOW

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                      $  42          $  3          $  13          $  12
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits                29             2             (5)             3
   Credits to policyholder accounts, net                           (7)            4             25             30
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                            (45)           (4)           (12)           (10)
   Change in receivables and asset accruals                       (13)           (1)             2             --
   Change in payables and expense accruals                         13             1              7             (5)
   Realized investment losses                                     (11)           --              4              4
   Depreciation and amortization (accretion)                       (1)            1              3              1
   Amortization (accretions) and additions to
      value of business acquired, net                              10            --              3             (2)
   Stock compensation                                              --             1             --             --
   Other                                                           19            --                             2
                                                                -----          ----          -----          -----
      Net cash provided by operating activities                    36             7             40             35
                                                                -----          ----          -----          -----
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                           84            12            135             32
   Maturities, calls and redemptions                              212            16            117             93
   Purchases                                                     (349)           (8)          (205)          (209)
Other Securities:
   Maturities, calls and redemptions                               --             3             22             11
   Sale or maturity of other investments                           13             1             82              6
   Purchase of other investments                                  (11)           --           (114)           (16)
Cash acquired from merger                                          12            --             --             --
Other                                                              (6)           --             (1)            (1)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) investing activities         (45)           24             36            (84)
                                                                -----          ----          -----          -----
FINANCING ACTIVITIES
Policyholder contract deposits                                    395            27            124            146
Withdrawals of policyholder contract deposits                    (296)          (65)          (197)           (98)
Investment contract transfers                                     (45)           --             --             --
Cash dividends paid                                                --            --             (5)           (15)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) financing activities          54           (38)           (78)            33
                                                                -----          ----          -----          -----
      Net increase (decrease) in cash and invested cash            45            (7)            (2)           (16)
                                                                -----          ----          -----          -----
Cash and invested cash at beginning of period                      (2)            5              7             23
                                                                -----          ----          -----          -----
      Cash and invested cash at end of period                   $  43          $ (2)         $   5          $   7
                                                                =====          ====          =====          =====

See accompanying notes to the Supplemental Financial Statements.

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

Jefferson-Pilot LifeAmerica Insurance Company ("JPLA" or the "Company"), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company, is domiciled in the state of New Jersey. Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPLA is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States. The accompanying supplemental financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Throughout these footnotes, the Company and its management, may be referred to as "our", "we", or "us."

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Ultimate Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot and JPLA became a wholly-owned subsidiary of LNC. This transaction was accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS, No. 141, Business Combinations) ("SFAS 141"). JPLA is currently seeking approval for the redomestication of JPLA from New Jersey to New York, the merger of Lincoln Life & Annuity Company of New York ("LLANY"), a subsidiary of LNC, into JPLA, and renaming the surviving entity LLANY ("the Company"), formerly referred to as JPLA. The surviving entity will become a subsidiary of The Lincoln National Life Insurance Company. These transactions are expected to have an effective date of April 2, 2007.

These supplemental schedules are presented as if JPLA acquired LLANY on April 3, 2006 and include the results of operations and financial condition of LLANY in our financial statements beginning on April 3, 2006. The supplemental financial statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of LLANY. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

BUSINESS COMBINATIONS.

On April 3, 2006, LNC completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by SFAS 141, and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. During April of 2007, LLANY merged into the Company.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. The associated fair values of JPLA were at April 3, 2006 "pushed down" to the Company's financial statements in accordance with push down accounting rules. Management is in the process of finalizing internal studies of the fair value of the net assets acquired including investments, value of business acquired ("VOBA"), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained. This may result in adjustments to goodwill, which management does not expect to be material. Further adjustments may be required as additional information becomes available; however, management does not expect such adjustments to be material.

The fair value of JPLA's net assets assumed in the merger was $233 million. Goodwill of $54 million resulted from the excess of purchase price over the fair value of JPLA's net assets. The parent paid a premium over the fair value of JPLA's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                        JPLA           JPLA
                                    PRELIMINARY     FAIR VALUE
                                     FAIR VALUE   ADJUSTMENTS(1)
                                    -----------   --------------
                                            (IN MILLIONS)
                                    ----------------------------
Investments                           $ 1,307          $  1
Due from reinsurers                        10            --
Deferred policy acquisition costs          --           (60)
Value of business acquired                 65            54
Goodwill                                   54            34
Other assets                               24             5
Assets held in separate accounts           22            --
Policy liabilities                     (1,220)          (19)
Income tax liabilities                     (3)            6
Accounts payable, accruals and
   other liabilities                       (4)           --
Liabilities related to separate
   accounts                               (22)           --
                                      -------          ----
   Total net assets acquired          $   233          $ 21
                                      =======          ====

----------
(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                                        JPLA
                                                    PRELIMINARY
                                                     FAIR VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $44
Annuities                                                10
                                                        ---
   Total Goodwill                                       $54
                                                        ===

These supplemental financial statements reflect the acquired values in the table below:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Investments                                           $ 2,356
Due from reinsurers                                        98
Value of business acquired and deferred
   acquisition costs                                      277
Goodwill                                                  110
Other assets                                               75
Assets held in separate accounts                        1,348
Policy liabilities                                     (2,247)
Income tax liabilities                                    (34)
Accounts payable, accruals and other liabilities          (49)
Liabilities related to separate accounts               (1,348)
                                                      -------
   Total net assets acquired                          $   586
                                                      =======

The goodwill resulting from the acquisition was allocated to the following:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $ 93
Annuities                                                 17
                                                        ----
   Total Goodwill                                       $110
                                                        ====

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and VOBA. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows;
2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, management applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Securities held-to-maturity consists of fixed maturity securities, which are carried at amortized cost. These investments consist of securities the Company has the ability and intent to hold to maturity. Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, the Company recognizes investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. When the Company determines that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on:
1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with an original maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

The Company recognizes all derivative instruments as either assets or liabilities in the Supplemental Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

The company has certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 12 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in the Supplemental Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT AND UNIVERSAL LIFE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS AND FEES ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance, certain annuities with life contingencies, accident and health, disability income, and dental insurance and reported as earned over the contract period. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

REINSURANCE BALANCES AND TRANSACTIONS.

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

on a gross basis. Modco agreements are reported net, since there is a right of offset.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities. VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

The carrying amounts of DAC and VOBA are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset ("deferred sales inducements" or "DSI") included in other assets of the Supplemental Balance Sheets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") are included in contractholder and policyholder founds of the Supplemental Balance Sheets and are amortized into income over the life of the policy in a manner consistent with that used for DAC. See Note 6.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the supplemental statements of income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the supplemental statements of income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

GOODWILL.

The Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality, morbidity, persistency and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue.

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 participating policies comprised approximately 1.3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006. As of December 31, 2005 participating policies comprised less than 1% of the face amount of insurance in-force, and dividend expenses were less than $1 million for the year ended December 31, 2005.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4% to 7%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB") and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC and LNL. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES.

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company, excluding LLANY, will file a separate federal income tax return consolidated with Jefferson Pilot Financial Insurance Company (JPFIC), of which the Company is a wholly owned insurance company subsidiary. Pursuant to an inter company tax sharing agreement with JPFIC, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

LLANY has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's income before Federal income taxes or net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 10 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the supplemental financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our supplemental financial condition or results of operations.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance

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2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES (CONTINUED)

related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets themore-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for GMDB products. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale and held -to-maturity are as follows:

                                                              DECEMBER 31, 2006
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $2,610         $48          $(18)       $2,640
   U.S. Government bonds                             20          --            --            20
   Foreign government bonds                          15           3            --            18
   Asset and mortgage backed-securities             578           7            (5)          580
   State and municipal bonds                         27          --            --            27
   Redeemable preferred stocks                        3          --            --             3
   Affiliate bonds                                    6          --            --             6
                                                 ------         ---          ----        ------
      Total fixed maturities                      3,259          58           (23)        3,294
Equity securities                                     5          --            --             5
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $3,264         $58          $(23)       $3,299
                                                 ======         ===          ====        ======

                                                              DECEMBER 31, 2005
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $  940         $27          $(12)       $  955
   U.S. Government bonds                              9           1            --            10
   Asset and mortgage backed--securities            151           2            (1)          152
   State and municipal bonds                         11          --            --            11
   Redeemable preferred stocks                        1          --            --             1
                                                 ------         ---          ----        ------
   Total fixed maturities                         1,112          30           (13)        1,129
Equity securities                                     1           1            --             2
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $1,113         $31          $(13)       $1,131
                                                 ======         ===          ====        ======
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
   Corporate bonds                                  104           4            (1)          107
                                                 ------         ---          ----        ------
      Total securities held-to-maturity          $  104         $ 4          $ (1)       $  107
                                                 ------         ---          ----        ------

Future maturities of fixed maturity securities available-for-sale are as follows:

                                               AVAILABLE-FOR-SALE
                                          ---------------------------
                                          AMORTIZED COST   FAIR VALUE
                                          --------------   ----------
                                                 (IN MILLIONS)
                                          ---------------------------
Due in one year or less                       $  152         $  152
Due after one year through five years          1,020          1,029
Due after five years through ten years           828            830
Due after ten years                              681            703
                                              ------         ------
   Subtotal                                    2,681          2,714
Asset and mortgage-backed  securities            578            580
                                              ------         ------
   Total                                      $3,259         $3,294
                                              ======         ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities are as follows:

 NAIC       RATING AGENCY
RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
------   ----------------------   ----------   ----------
                                       (IN MILLIONS)
                                  -----------------------
  1      AAA / AA / A               $2,043        62.0%
  2      BBB                         1,147        34.8%
  3      BBB                            69         2.1%
  4      BBB                            28         0.9%
  5      CCC and lower                   7         0.2%
  6      In or near default             --         0.0%
                                    ------         ---
                                    $3,294         100%
                                    ======         ===

The major categories of net investment income are as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities           $140           $17            $73            $75
Mortgage loans on real estate         13             1              4              3
Policy loans                           9             1              2              2
Other investments                      1            --             --             --
                                    ----           ---            ---            ---
   Investment revenue                163            19             79             80
Investment expense                    (2)           --             (1)            (1)
                                    ----           ---            ---            ---
   Net investment income            $161           $19            $78            $79
                                    ====           ===            ===            ===

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities --
   available-for-sale               $(1)           $--            $(4)           $(4)
Associated amortization of
   deferred acquisition costs
   and provision for
   policyholder commitments          (2)            --             --             --
                                    ---            ---            ---            ---
   Net realized (loss) on
      investments                   $(3)           $--            $(4)           $(4)
                                    ===            ===            ===            ===

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, is as follows:

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
Fixed maturity securities -- available-for-sale
Gross gain                                                       $ 3           $--            $ 1            $ 1
Gross loss                                                        (4)           --             (5)            (5)
Associated amortization of deferred acquisition costs and
   provision for policyholder commitments                         (2)           --             --             --
                                                                 ---           ---            ---            ---
Investment expense                                                --            --             --             --
                                                                 ---           ---            ---            ---
   Total investments                                             $(3)          $--            $(4)           $(4)
                                                                 ===           ===            ===            ===

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale are as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Fixed maturity securities available-for-sale        $37           $(19)         $33            $(10)
Equity securities available-for-sale                 (1)            --           --              --
                                                    ---           ----          ---            ----
   Total                                            $36           $(19)         $33            $(10)
                                                    ===           ====          ===            ====

See Note 5 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2006
   Corporate bonds                          $523         $(5)       $438        $(13)      $  961       $(18)
   U.S. Government bonds                       9          --          --          --            9         --
   Foreign government bonds                    1          --          --          --            1         --
   Asset and mortgage backed-securities       93          --         171          (5)         264         (5)
   State and municipal bonds                  --          --           8          --            8         --
   Redeemable preferred stocks                --          --          --          --           --         --
   Affiliate bonds                             6          --          --          --            6         --
                                            ----         ---        ----        ----       ------       ----
      Total fixed maturities                 632          (5)        617         (18)       1,249        (23)
   Equity securities                          --          --          --          --           --         --
                                            ----         ---        ----        ----       ------       ----
      Total securities                      $632         $(5)       $617        $(18)      $1,249       $(23)
                                            ====         ===        ====        ====       ======       ====

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2005
   Corporate bonds                          $350         $(7)       $138         $(5)       $488        $(12)
   U.S. Government bonds                       1          --          --          --           1          --
   Foreign government bonds                   --          --          --          --          --          --
   Asset and mortgage backed-securities       58          (1)         --          --          58          (1)
   State and municipal bonds                   6          --          --          --           6          --
   Redeemable preferred stocks                 1          --          --          --           1          --
                                            ----         ---        ----         ---        ----        ----
      Total fixed maturities                 416          (8)        138          (5)        554         (13)
   Equity securities                          --          --          --          --          --          --
                                            ----         ---        ----         ---        ----        ----
      Total securities                      $416         $(8)       $138         $(5)       $554        $(13)
                                            ====         ===        ====         ===        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value.

Several bonds were written down as other-than-temporarily impaired for a realized loss of less than $1 million, $3 million and $3 million in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

See Note 12 for a general discussion of the methodologies and assumptions used to determine fair values.

At December 31, 2006 and 2005 the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2 million. The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period. The average recorded investment in impaired loans was $2 million from January 1 through April 2, 2006, less than $1 million from April 3 through December 31, 2006, and $2 million and $1 million during the years ended December 31, 2005 and 2004. All interest income on impaired mortgage loans was recognized on the cash basis of income. The interest income recognized on impaired mortgage loans was not significant in 2006, 2005 and 2004.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued and there were no delinquent loans outstanding.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of $3 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $0 at December 31, 2006 and 2005, respectively.

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3 million and $3 million at December 31, 2005.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $0 and $0.2 million for 2006 and 2005, which resulted in no realized gains or losses.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006, $75 million, or 30% of such mortgages involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $5 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                        PERIOD FROM   PERIOD FROM
                          APRIL 3      JANUARY 1
                          THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                       DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                           2006           2006          2005           2004
                       ------------   -----------   ------------   ------------
                                              (IN MILLIONS)
                       --------------------------------------------------------
Current                     $(8)           $--           $5             $2
Deferred                     27              2            3              5
                            ---            ---          ---            ---
   Total tax expense        $19            $ 2           $8             $7
                            ===            ===          ===            ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                      PERIOD FROM   PERIOD FROM
                                        APRIL 3      JANUARY 1
                                        THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                         2006           2006          2005           2004
                                     ------------   -----------   ------------   ------------
                                                            (IN MILLIONS)
                                     --------------------------------------------------------
Tax rate times pre-tax income             $22           $ 2            $ 7            $ 7
Effect of:
   Tax-preferred investment income         (1)           --             --             --
   Tax credits                             (2)           --             --             --
   Other                                   --            --              1             --
                                          ---           ---            ---            ---
      Provision for income taxes          $19           $ 2            $ 8            $ 7
                                          ===           ===            ===            ===
   Effective tax rate                      31%           35%            36%            35%
                                          ===           ===            ===            ===

The Federal income tax (asset) liability is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                        -------------
Current                                  $(12)   $(4)
Deferred                                   62     14
                                         ----    ---
   Total Federal income tax liability    $ 50    $10
                                         ====    ===

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   2006   2005
                                                  -----   ----
                                                 (IN MILLIONS)
                                                 -------------
Deferred tax assets:
Insurance and investment contract liabilities     $  65   $  6
Investments                                           1     --
Obligation for postretirement benefits                1     --
Capital loss carryforward                             1     --
Property, plant, and equipment                       --      1
Other deferred tax asset                              3      1
                                                  -----   ----
   Total deferred tax assets                      $  71   $  8
                                                  -----   ----
Deferred tax liabilities:
Deferral of policy acquisition costs              $ (54)  $(12)
Present value in force                              (62)    (5)
Net unrealized gains on securities                  (12)    (5)
Other deferred tax liability                         (5)    --
                                                  -----   ----
   Total deferred tax liabilities                  (133)   (22)
                                                  -----   ----
   Net deferred income tax liabilities            $ (62)  $(14)
                                                  =====   ====

The Company and its affiliates, with the exception of the acquired LLANY, are part of a consolidated Federal income tax filing with Jefferson Pilot Financial Insurance Company. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($6) million, $5 million, and $5 million, respectively.

The acquired LLANY files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC.

Net cash paid to LNC for Federal income taxes for the nine months ending December 31, 2006 was $13 million.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

A rollforward of "Deferred Policy Acquisition Costs" which are part of the supplemental balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 60           $53            $37            $23
   Merger accounting fair value adjustment        (60)           --             --             --
   Merger acquired value                          164            --             --             --
   Deferral                                        66             6             19             16
   Amortization                                   (23)           (2)            (8)            (6)
   Adjustment related to realized gains on
      securities available-for-sale                (2)           --             --             --
   Adjustment related to unrealized gains
      on securities available-for-sale             (8)            3              5              5
   Cumulative effect of accounting change          --            --             --             (1)
                                                 ----           ---            ---            ---
      Balance at end of period                   $197           $60            $53            $37
                                                 ====           ===            ===            ===

VALUE OF BUSINESS ACQUIRED

A rollforward of the "Value of Business Acquired" which are part of the balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 12           $11            $12            $ 6
   Merger accounting fair value adjustment         54            --             --             --
   Merger acquired value                          114            --
   Deferral                                         5            --             --             --
   Amortization                                   (14)           --             (2)             2
   Adjustment related to realized gains on
      securities available-for-sale                --            --             --              1
   Adjustment related to unrealized gains
      on securities available-for-sale             (2)            1              1              3
                                                 ----           ---            ---            ---
      Balance at end of period                   $169           $12            $11            $12
                                                 ====           ===            ===            ===

Future estimated amortization of VOBA is as follows:

      2007-$16
      2010-$17
      2008-$16
      2011-$11
      2009-$16
Thereafter-$93


Realized losses on investments and derivative instruments on the Supplemental Statements of Income are net of amounts amortized against DAC and VOBA of $2 million for 2006 and $0 for 2005 and 2004. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. A rollforward of our deferred sales inducement asset is as follows:

                                                 2006   2005
                                                 ----   ----
                                                (IN MILLIONS)
                                                -------------
Balance at beginning of year                      $ 2    $ 1
   Purchase accounting fair value adjustment        6     --
   Cumulative effect of adoption                   --     --
   Capitalized                                      4      1
   Amortization                                    (1)    --
                                                  ---    ---
      Balance at end of year                      $11    $ 2
                                                  ===    ===

Details underlying the supplemental income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Commissions                                      $62            $4             $16            $14
General and administrative expenses               43             5              13              9
Deferred acquisition costs and value of
   business acquired, net of amortization        (34)           (4)             (9)           (12)
Taxes, licenses and fees                           6             1               2              3
                                                 ---           ---             ---            ---
      Total                                      $77            $6             $22            $14
                                                 ===           ===             ===            ===

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                      2006   2005
                      ----   ----
                     (IN MILLIONS)
                     -------------
Individual Markets
   Life Insurance     $137    $19
   Annuities            27     --
                      ----    ---
      Total           $164    $19
                      ====    ===

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

Details underlying the balance sheet caption, "Investment Contractholder and Policyholder Funds," are as follows:

                              2006     2005
                             ------   ------
                              (IN MILLIONS)
                             ---------------
Premium deposit funds        $1,000   $   --
Other policyholder funds      2,057    1,094
Deferred front end loads         32        5
Undistributed earnings on
   participating  business        6       --
Policy and contract claims        6        3
                             ------   ------
      Total                  $3,101   $1,102
                             ======   ======

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. Prior to 2006, the Company did not have products with GMDB or GMWB features.

                                                        IN EVENT
                                                        OF DEATH
                                                        --------
(DOLLARS IN MILLIONS)                                     2006
                                                        --------
RETURN OF NET DEPOSIT
   Account value                                         $1,217
   Net amount at risk                                         1
   Average attained age of contractholders                   49
RETURN OF NET DEPOSITS PLUS A MINIMUM
   RETURN (1)
   Average attained age of contractholders                   76
   Guaranteed mininmum return                                 5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE
   MINUS WITHDRAWALS POST ANNIVERSARY
   Account value                                            864
   Net amount at risk                                         2
   Average attained age of contractholders                   64

----------
(1)  Account values and net amounts at risk were not significant for 2006.

Approximately $718 million of separate account values at December 31, 2006, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006, we had approximately $20 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

(DOLLARS IN MILLIONS)                                     2006
                                                        --------
Asset Type
Domestic equity                                          $  839
International equity                                        148
Bonds                                                       190
                                                         ------
   Total                                                  1,177
                                                         ------
Money Market                                                148
                                                         ------
   Total                                                 $1,325
                                                         ======
Percent of total variable annuity separate
   account values                                            81%

The following table summarizes the liabilities for GMDB:

(DOLLARS IN MILLIONS)                                   GMDB 2006
                                                        ---------
Balance at January 1                                       $--
Changes in reserves                                          1
Benefits paid                                               --
                                                           ---
   Balance at December 31                                  $ 1
                                                           ===

7. STATUTORY FINANCIAL INFORMATION

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) VOBA is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY.

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $69 million and $101 million. Reported statutory net loss was ($.5) million from January 1 through April 2, 2006, ($26) million from April 3, 2006 through December 31, 2006, and $(1) million and $(5) million for the years ended December 31, 2005 and 2004.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006.

Net loss as determined in accordance with statutory accounting practices for the Company was ($18) million for 2006. Statutory surplus for the Company was $230 million at December 31, 2006. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million at December 31, 2006. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006.

8. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $.4 million to $2.1 million for various individual life and annuity products. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances.

As a result of indemnity reinsurance transactions entered into by the LNC, LNL, and LLANY in 1998 to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the three years ended December 31, 2006.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, Jefferson-Pilot (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc.

Upon closing, Canada Life ceded, and the Company assumed, approximately $1 million of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $.2 million, including $.1 million of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's supplemental statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to our own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Premiums and other considerations assumed          $ --           $--           $--             $--
Less Premiums and other considerations ceded        (39)           (1)           (4)             (2)
                                                   ----           ---           ---             ---
   Net reinsurance premiums and fees               $(39)          $(1)          $(4)            $(2)
                                                   ====           ===           ===             ===

9. RETIREMENT BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS.

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004. LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attained the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the Measurement Date for its Pension and Post-Retirement Plans.

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

401(K) AND PROFIT SHARING PLANS.

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS.

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006.

DEFINED CONTRIBUTION PLANS.

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123 (R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an insignificant expense on April 3, 2006.

11. SHAREHOLDERS EQUITY

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                               2006     2005
                                              ------   ------
                                               (IN MILLIONS)
                                              ---------------
Fair value of securities available-for-sale   $3,299   $1,131
Cost of securities available-for-sale          3,264    1,113
Unrealized gain                                   35       18
Adjustments to DAC and VOBA                      (12)      (3)
Amounts required to satisfy policyholder
   commitments                                    (1)      --
Deferred income taxes                             (8)      (5)
                                              ------   ------
Net unrealized gain on securities
   available-for-sale                         $   14   $   10
                                              ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                                                     PERIOD FROM   PERIOD FROM
                                                                       APRIL 3      JANUARY 1
                                                                       THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                                    DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                        2006           2006          2005           2004
                                                                    ------------   -----------   ------------   ------------
                                                                                           (IN MILLIONS)
                                                                    --------------------------------------------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                               $16           $(10)         $(20)          $(4)
Less: Purchase accounting elimination of net unrealized loss              (1)            --            --            --
Less: Merger acquired value                                                3             --            --            --
Less: Reclassification adjustment for gains on disposals of prior
year inventory included in net income(1)                                  --             --            (4)           (4)
Less: Federal income tax expense (benefit) on reclassification            --             --             1             1
                                                                         ---           ----          ----           ---
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense               $14           $(10)         $(17)          $(1)
                                                                         ===           ====          ====           ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY SECURITIES -- HTM AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS.

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying supplemental balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Insurance and Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Investment Contractholder and Policyholder Funds that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts are reported at fair value in the supplemental balance sheet.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                               DECEMBER 31, 2006   DECEMBER 31, 2005
                                                              ------------------   -----------------
                                                              CARRYING     FAIR    CARRYING     FAIR
                                                                VALUE     VALUE      VALUE     VALUE
                                                              --------   -------   --------   ------
                                                                           (IN MILLIONS)
                                                              --------------------------------------
ASSETS (LIABILITIES):
Securities available-for-sale
   Fixed maturies                                              $ 3,294   $ 3,294    $1,129    $1,129
   Equity                                                            5         5         2         2
Securities held-to-maturity
   Fixed maturies                                                   --        --       104       107
Mortgage loans on real estate                                      251       256        85        86
Policy loans                                                       184       198        30        35
Derivative instruments *                                             2         2        --        --
Other investments                                                    3         3        --        --
Cash and invested cash                                              43        43         5         5
Deposit contracts and certain guaranteed interest contracts     (1,807)   (1,771)     (781)     (757)

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contra-liability in insurance policy and claim reserves on the Supplemental Balance Sheets.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $10.1 million of outstanding commitments to acquire debt securities in private placement transactions.

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment is as follows:

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
REVENUE:
Segment operating revenue:
   Individual Markets:
      Individual Annuities                  $ 65           $12           $ 53            $55
      Life Insurance                         152            12             48             42
                                            ----           ---           ----            ---
         Individual Markets Total            217            24            101             97
                                            ----           ---           ----            ---
   Employer Markets:
      Retirement Products                     41            --             --             --
      Group Protection                        15             4              6              1
                                            ----           ---           ----            ---
         Employer Markets Total               56             4              6              1
                                            ----           ---           ----            ---
Other Operations                               5             1              4              4
Net realized investment results(1)            (2)           --             (4)            (4)
                                            ----           ---           ----            ---
         Total                              $276           $29           $107            $98
                                            ====           ===           ====            ===

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities                   $14            $ 1           $ 4            $ 5
      Life Insurance                          21              2            10              7
                                             ---            ---           ---            ---
         Individual Markets Total             35              3            14             12
                                             ---            ---           ---            ---
   Employer Markets:
      Retirement Products                      2             --            --             --
      Group Protection                         2             --            --             --
                                             ---            ---           ---            ---
         Employer Markets Total                4             --            --             --
                                             ---            ---           ---            ---
Other Operations                               4             --             2              2
Net realized investment results(2)            (1)            --            (3)            (2)
                                             ---            ---           ---            ---
         Net Income                          $42            $ 3           $13            $12
                                             ===            ===           ===            ===

----------
(1) Includes realized losses on investments of $3 million, $4 million and $4 million for 2006, 2005 and 2004, respectively.

(2) Includes realized losses on investments of $2 million, $3 million and $2 million for 2006, 2005 and 2004, respectively.

                             2006     2005
                            ------   ------
                             (IN MILLIONS)
                            ---------------
ASSETS:
   Individual Markets:
      Annuities             $2,512   $  920
      Life Insurance         2,383      491
   Employer Markets:
      Retirement Products    1,284       --
      Group Protection          26        8
      Other Operations          70       69
                            ------   ------
   Total                    $6,275   $1,488
                            ======   ======

15. TRANSACTIONS WITH AFFILIATES

JPLA has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17 million from April 3 through December 31, 2006, $4 million from January 1 through April 2, 2006, and $13 million and $9 million during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5 million and $2 million payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the supplemental balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than LNC Senior Promissory Note issued during 2006. The Notes are due in 2007 and bear an interest rate of 5.25%. The carrying amount of $6 in reflected in the supplemental balance sheet as of December 31, 2006. Interest income recognized by the Company relating to the preceding assets was insignificant during 2006.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $1 million to DMH for investment management services for in 2006.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $20 million in 2006. The Company's related accounts payable to affiliates was $4 million as of December 31, 2006.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company (Barbados) Ltd. relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying the Supplemental Statements of Income has been reduced by $6 million for premiums paid on these contracts from April 3 through December 31, 2006. The captions insurance policy and claim reserves and contractholder funds, in the supplemental accompanying balance sheets have been reduced by $9 million as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lincoln Life & Annuity Company of New York
(formerly known as Jefferson Pilot LifeAmerica Insurance Company)

We have audited the accompanying supplemental balance sheets of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) as of December 31, 2006 and 2005, and the related supplemental statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental financial statements give retroactive effect to the merger of Jefferson Pilot LifeAmerica Insurance Company with Lincoln Life & Annuity Company of New York, which occurred on April 2, 2007. Immediately after completion of the merger, Jefferson Pilot LifeAmerica Insurance Company changed its name to Lincoln Life & Annuity Company of New York. The merger has been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical financial statements of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) after financial statements covering the date of consummation of the merger are issued.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of the consummation of the business combination.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 2, 2007

                                    PART II

                        FEES AND CHARGES REPRESENTATION

    Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                                  UNDERTAKING

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.

           Please refer to Article VII, Section II, of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

       The facing sheet;
       The cross reference sheet;
       Two Prospectuses consisting of 99 and 104 pages respectively; The fees and charges representation;
       The undertaking to file reports;
       Statements regarding indemnification;
       Contents of Registration Statement
       Exhibits List
       The signatures
       Powers of Attorney
       Consents of
           Frederick C. Tedeschi, Esquire
           Independent Registered Public Accounting Firm

    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
        (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account. (2)
        (2) Not applicable.
        (3) (a) Revised and Amended Principal Underwriting Agreement between Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York (4)
            (b) Selling Group Agreement. (4)
            (c) Commission Schedule for Variable Life Policies. (5)
        (4) Not applicable.
        (5) (a)  Forms of Policy and Application.
                (1) Policy Form LN 615 NY and Application B10358NY (Prospectus
                   No. 1). (3)
                (2) Policy Form LN 660 NY and Application B 10399 NY (Prospectus
                   No. 2). (5)
            (b) Riders. LR 434 NY LNY and LR 435 NY LNY. (3)

        (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York. (1)

            (b) Bylaws of Lincoln Life & Annuity Company of New York. (1)
        (7) Not applicable.
        (8) Fund Participation Agreements.

           Agreements between Lincoln Life & Annuity Company of New York and
                       Amendments thereto:

            (a) AIM Variable Insurance Funds, Inc.
            (b) Alliance Variable Products Series Fund, Inc.
            (c) American Funds Insurance Series
            (d) Baron Capital Funds Trust.
            (e) BT Insurance Funds Trust.
            (f)  Delaware VIP Trust.
            (g) Fidelity Variable Insurance Products.
            (h) Janus Aspen Series.
            (i)  Lincoln National Funds
            (j)  MFS-Registered Trademark- Variable Insurance Trust.
            (k) Neuberger & Berman Advisers Management Trust.
            (l)  Franklin Templeton Variable Products Series Fund.
            (m) OCC Accumulation Trust.
            (n) Putnam Variable Trust.

        (9) Not applicable.

        (10) See Exhibit 1(5).
    2.  See Exhibit 1(5).
    3.  Opinion and Consent of Frederick C. Tedeschi, Esq. filed herewith.
    4.  Not applicable.
    5.  Not applicable.
    6.  Consent of Independent Registered Public Accounting Firm filed herewith.
    7.  Not applicable.
- ------------------------
(1) Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 333-77496) filed on April 2, 2007.

(2) Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to this Registration Statement on Form S-6 (File No. 333-42507) filed on July 2, 1998.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File 333-93875) filed on April 27, 2000.


(5) Incorporated by reference to Post-Effective Amendment No. 6 on Form S-6 (File No. 333-42507) filed on July 28, 2000.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life & Annuity Flexible Premium Variable Life Account M, has duly caused this initial Registration Statement on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 2nd day of April, 2007.



                Lincoln Life & Annuity Flexible Premium Variable Life Account M (Registrant)


                    /s/ Christine S. Frederick
                 By _______________________________
                    Christine S. Frederick
                    Second Vice President and Chief Compliance Officer Lincoln Life & Annuity Company of New York




                 Lincoln Life & Annuity Company of New York
                 (Depositor)


                    /s/ Christine S. Frederick
                 By ________________________________
                    Christine S. Frederick
                    Second Vice President and Chief Compliance Officer


Pursuant to the requirements of the Securities Act of 1933, as amended, this initial Registration Statement has been signed below on April 2, 2007, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature           Title

/s/ Dennis R. Glass  *
______________________________  President and Director
Dennis R. Glass                 (Principal Executive Officer)

/s/ Frederick J. Crawford *
______________________________  Chief Financial Officer and Director
Frederick J. Crawford           (Principal Financial Officer)

/s/ J. Patrick Barrett  *

______________________________  Director
J. Patrick Barrett

/s/ Jon A. Boscia             *
______________________________  Director
Jon A. Boscia

/s/ Charles C. Cornelio  *
______________________________  Director
Charles C. Cornelio

/s/ George W. Henderson, III *
______________________________  Director
George W. Henderson, III

/s/ Mark E. Konen        *
______________________________  Director
Mark E. Konen

______________________________  Director
Barbara S. Kowalczyk

/s/ M. Leanne Lachman  *
______________________________  Director
M. Leanne Lachman

/s/ Louis G. Marcoccia  *
______________________________  Director
Louis G. Marcoccia

/s/ Jill S. Ruckelshaus  *
______________________________  Director
Jill S. Ruckelshaus

/s/ Michael S. Smith  *
______________________________  Director
Michael S. Smith

/s/ Westley V. Thompson       *
______________________________  Director
Westley V. Thompson

 /s/ Christine S. Frederick
*By:________________________________________
 Christine S. Frederick, Attorney-in-Fact

                                  POWER OF ATTORNEY

We, the undersigned directors and/or officers of Lincoln Life & Annuity Company of New York, hereby constitute and appoint Mary Jo Ardington, Kelly D. Clevenger, Christine S. Frederick, Robert L. Grubka, Rise C. M. Taylor and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts , hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

Variable Life Insurance Separate Accounts:
Lincoln Life & Annuity Flexible Premium Variable Life Account M: 811-08559 LLANY Separate Account R for Flexible Premium Variable Life: 811-08651
LLANY Separate Account S for Flexible Premium Variable Life: 811-09257 Lincoln Life & Annuity Flexible Premium Variable Life Account Y: 811-21029 Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B: 811-08470

Variable Annuity Separate Accounts:
Lincoln Life & Annuity Variable Annuity Account H: 811-08441
Lincoln Life & Annuity Variable Annuity Account L: 811-07785
Lincoln New York Account N for Variable Annuities: 811-09763

The execution of this document by the undersigned for this specific purpose is effective as of April 2, 2007.

Signature                                       Title

/s/ Dennis R. Glass
______________________________  President and Director
Dennis R. Glass                                 (Principal Executive Officer)

/s/ Frederick J. Crawford
______________________________          Chief Financial Officer and Director
Frederick J. Crawford                           (Principal Financial Officer)

/s/ J. Patrick Barrett
______________________________          Director
J. Patrick Barrett

/s/ Jon A. Boscia
______________________________          Director
Jon A. Boscia

/s/ Charles C. Cornelio
______________________________          Director
Charles C. Cornelio

/s/ George W. Henderson
______________________________          Director
George W. Henderson, III

/s/ Mark E. Konen
______________________________          Director
Mark E. Konen


_____________________________           Director
Barbara S. Kowalczyk

/s/ M. Leanne Lachman
______________________________          Director
M. Leanne Lachman

/s/ Louis G. Marcoccia
______________________________          Director
Louis G. Marcoccia

/s/ Jill S. Ruckelshaus
______________________________          Director
Jill S. Ruckelshaus

/s/ Michael S. Smith
______________________________          Director
Michael S. Smith

/s/ Westley V. Thompson
______________________________          Director
Westley V. Thompson

For Dennis R. Glass:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 16th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Frederick J. Crawford:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 19th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08





For J. Patrick Barrett:

State of  NY            )
                        ) SS.
County of Onondaga      )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Albert J. Calnon
------------------------------------
Notary Public
My Commission Expires:  4/9/07

For Jon A. Boscia:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 16th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Charles C. Cornelio:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 14 day of March, 2007.

/s/ Debbie B. Marlow
------------------------------------
Notary Public
My Commission Expires: 6-15-07

For George W. Henderson, III:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 21st day of March, 2007.

/s/ Joyce K. Cole
------------------------------------
Notary Public
My Commission Expires:  6-14-09

For Mark E. Konen:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 14 day of March, 2007.

/s/ Debbie B. Marlow
------------------------------------
Notary Public
My Commission Expires:  6-15-07

For Barbara S. Kowalczyk:

State of                )
                        ) SS.
County of               )

Sworn and subscribed before me this _____ day of March, 2007.

------------------------------------
Notary Public
My Commission Expires:

For M. Leanne Lachman:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 19th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Louis G. Marcoccia:

State of  New York      )
                        ) SS.
County of Onondaga      )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Nancy J. Freeman
------------------------------------
Notary Public
My Commission Expires:  April 24, 2007


For Jill S. Ruckelshaus:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 21st day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08

For Michael S. Smith:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08

For Westley V. Thompson:

State of  Connecticut   )
                        ) SS. Hartford
County of Hartford      )

Sworn and subscribed before me this 26th day of March, 2007.

/s/ Barbara A. Tofield
------------------------------------
Notary Public
My Commission Expires: 2/28/2008













Version: March 1, 2007